

Transform, connect and run your technology platform.

Proxy Statement for the 2023 Annual Meeting of Stockholders & 2022 Annual Report



March 21, 2023

NCR Stockholders,

Over the last four years, NCR has transformed. We have become a software-led as-a-Service company that transforms, connects and runs stores, restaurants and digital-first retail banking. We have built strong relationships with our customers and posted steady growth.

Across all five of our business segments, our products are winning in the marketplace. In Commerce, we saw continued growth in NCR Emerald™ among retailers and ongoing momentum in NCR Aloha across enterprise and SMB restaurant customers. Digital Banking continues winning in the market, demand for our ATM-as-a-Service solution is accelerating and we are gaining traction in merchant acquiring and our Allpoint network.

We had a very good year in 2022, with 10% total revenue growth (up 13% on a constant currency basis), recurring revenue growth of 16% (up 20% on a constant currency basis) and Adjusted EBITDA growth of 10% (up 16% on a constant currency basis). We also improved our Net Promoter Score to 52, showing we have created happy customers that view us as a valuable partner that transforms, connects and runs their technology platforms.

Our success has paved the way for our plan to separate into two independent, separately traded companies – one focused on digital commerce, the other on ATMs – by the end of 2023.

The separation will create two strong companies at scale, each with distinctive business goals and capital structures and allocation, as well as increased flexibility to innovate. Each company can simplify operations and focus on what it does best. Because they will have different growth profiles and economic models, separating will also provide investors with greater transparency and a better ability to value each of the businesses. Importantly, this approach will put us in the best position to drive the most competitive products and solutions for our customers.

As we prepare for a successful separation, our focus on our customers will not change. We will continue delivering high-quality products and the best customer experience.

Thank you for trusting NCR. The future is bright, and we are eager to share it with you.

Michael D. Hayford

Michael D. Hayford
Chief Executive Officer

 NCR

March 21, 2023

NOTICE OF 2023 ANNUAL MEETING
AND PROXY STATEMENT

Dear Fellow NCR Stockholder:

I am pleased to invite you to attend the 2023 Annual Meeting of Stockholders (the "Annual Meeting") for NCR Corporation, a Maryland corporation ("NCR" or the "Company"), that will be held on May 2, 2023 at 12:00 p.m. Eastern Time. This year's Annual Meeting will again be a virtual meeting of stockholders. You will be able to attend the Annual Meeting and vote and submit questions during the Annual Meeting via a live webcast by visiting www.proxydocs.com/NCR to register prior to the deadline of 5:00 p.m. Eastern Time on April 21, 2023. As in the past, prior to the Annual Meeting you will be able to authorize a proxy to vote your shares on the matters submitted for stockholder approval at the Annual Meeting, and we encourage you to do so.

The accompanying notice of the Annual Meeting and proxy statement ("Notice") tell you more about the agenda and procedures for the Annual Meeting. The proxy statement also describes how the Board of Directors of the Company operates and provides information about, among other matters, our director candidates, director and executive officer compensation and certain corporate governance matters. I look forward to sharing more information with you about NCR at the Annual Meeting.

As in prior years, we are offering our stockholders the option to receive NCR's proxy materials via the Internet. We believe this option allows us to provide our stockholders with the information they need in an environmentally conscious form and at a reduced cost.

Your vote is important. Whether or not you plan to virtually attend the Annual Meeting, I urge you to authorize a proxy to vote your shares as soon as possible. You may authorize a proxy to vote your shares on the Internet or by telephone, or, if you received the proxy materials by mail, you may also authorize a proxy to vote your shares by mail. Your vote will ensure your representation at the Annual Meeting regardless of whether you attend via webcast on May 2, 2023.

Sincerely,

[signature: Frank R. Martire]

Frank R. Martire
Executive Chairman



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS OF NCR CORPORATION

Time:
12:00 p.m. Eastern Time

Date:
Tuesday, May 2, 2023

Place:
Virtual Meeting via webcast at www.proxydocs.com/NCR

The Annual Meeting will be held in a virtual format only on the Internet. You will be able to participate in the Annual Meeting online and submit your questions during the meeting by visiting www.proxydocs.com/NCR. You will also be able to vote your shares electronically at the Annual Meeting. For more information about our virtual meeting process, please see the Questions Relating to this Proxy Statement – Information about our Virtual Annual Meeting section of this proxy statement.

Purpose:
The holders of shares of common stock, par value $0.01 per share (the "common stock"), and shares of Series A Convertible Preferred Stock, par value $0.01 per share, with a liquidation preference $1,000 per share (the "Series A Convertible Preferred Stock"), of NCR Corporation will, voting together as a single class, be asked to:

1. Consider and vote upon the election of eleven individuals to the Board of Directors (the "Board of Directors") as described in these proxy materials, each to serve until the next annual meeting of stockholders following his or her election and until his or her respective successor is duly elected and qualifies;

2. Consider and vote to approve, on a non-binding and advisory basis, the compensation of the named executive officers (Say on Pay), as described in these proxy materials;

3. Consider and vote, on an advisory basis, on the frequency of future advisory votes on the compensation of our named executive officers ("Say on Frequency"), as described in these proxy materials;

4. Consider and vote upon the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023;

5. Consider and vote upon a proposal to amend the NCR Corporation 2017 Stock Incentive Plan; and

6. Transact such other business as may properly come before the 2023 Annual Meeting of Stockholders (the "Annual Meeting") and any postponement or adjournment of the Annual Meeting.

Other Important Information:

- Record holders of NCR's common stock and Series A Convertible Preferred Stock at the close of business on February 27, 2023 may vote at the meeting.

- Your shares cannot be voted unless you virtually attend the Annual Meeting via webcast or they are represented by proxy. Whether or not you plan to virtually attend the Annual Meeting you are encouraged to read the proxy statement and authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented and voted at the Annual Meeting.

Copies of these proxy materials are available at SEC Filings | NCR Corporation and www.proxydocs.com/NCR. You may also obtain these materials on the SEC website at www.sec.gov or by contacting the Company's Corporate Secretary at NCR Corporation 864 Spring Street NW, Atlanta, Georgia 30308-1007.

By order of the Board of Directors,

James Bedore

James M. Bedore
Executive Vice President, General Counsel and Secretary

March 21, 2023

**Important Notice Regarding the Availability of Proxy Materials for the
Stockholder Meeting to Be Held on May 2, 2023**

This proxy statement and NCR's 2022 Annual Report are available at www.proxydocs.com/NCR. Except to the extent specifically referenced herein, information contained or referenced on our website is not incorporated by reference into and does not form a part of the proxy statement. The Company's 2022 Annual Report is not proxy soliciting material.

NCR CORPORATION

TABLE OF CONTENTS

Proxy Statement

[THIS PAGE INTENTIONALLY LEFT BLANK]



NCR CORPORATION
864 Spring Street NW
Atlanta, GA 30308-1007

PROXY STATEMENT

2023 Annual Meeting of Stockholders

Time and Date	Location	Record Date
May 2, 2023 12:00 p.m. Eastern Time	www.proxydocs.com/NCR	Close of Business on February 27, 2023

How to Vote

Proxy Voting Methods

Internet	Telephone	Mail
www.proxypush.com/NCR	1-866-250-6196	Sign, date and mail your proxy card (record holders) or your voting instruction form (beneficial owners)

Proposals and Voting Recommendations

The holders of shares of common stock and shares of Series A Convertible Preferred Stock, voting together as a single class, are being asked to consider and vote upon the following five proposals:

Proposal No.	Description	Votes Required	Board Recommendation
1	Election of Each Director Nominee	Majority of the total votes cast for each nominee	✓ VOTE **FOR** EACH NOMINEE
2	Say on Pay: Advisory Vote on the Compensation of the Named Executive Officers as described in these proxy materials	Majority of votes cast	✓ VOTE **FOR**
3	Say on Frequency: Advisory Vote on the Frequency of Future Advisory Votes on the Compensation of the Named Executive Officers as described in these proxy materials	Majority of votes cast	✓ VOTE **FOR** 1 YEAR
4	Ratification of the Appointment of Independent Registered Public Accounting Firm for the year ending December 31, 2023	Majority of votes cast	✓ VOTE **FOR**
5	Second Amendment to the 2017 Stock Incentive Plan	Majority of votes cast	✓ VOTE **FOR**

Proxy Statement

2022 Business Highlights

NCR is a software-led as-a-Service enterprise technology provider that runs stores, restaurants, and self-directed banking for our customers. 2022 was a challenging year as macro headwinds, which were almost all external uncontrollable impacts, had a significant effect on our business. The continued pandemic and the war in Ukraine had substantial impact on our transaction volumes and our ability to operate, including our exit from Russia. Supply chain disruptions and inflation negatively impacted our margins through higher component and transportation costs as well as escalating wages. Interest rates increased at an accelerated pace and led to higher operating expense for the vault cash we rent in our ATM fleet. Foreign exchange rates moved against American companies, including NCR, with the stronger dollar negatively impacting our revenue growth by 300 basis points and Adjusted EBITDA by 600 basis points.

Despite these challenges, we continued to make progress on our strategic initiatives while lowering our costs from operations. We reduced our staffing levels by approximately 7%, with roughly half of those reductions from attrition and the remainder from reductions in force. Our Net Promoter Score increased from 48 to 52, a major achievement from where we began in 2018 at 14. Happy customers make the rest of our strategy of transforming NCR into a software-led-as a-Service company possible.

We generated revenue of $7.8 billion, an increase of 10% compared to the prior year (up 13% on a constant currency basis). Recurring revenue grew by 16% compared to the prior year (up 20% on a constant currency basis) and now makes up 62% of our total revenue. Adjusted EBITDA increased 10% compared to the prior year (up 16% on a constant currency basis).

Overall, we made significant progress executing our strategic growth initiatives. Our key strategic metrics trended in the right direction and we made headway transforming NCR to a software-led as-a-Service company with higher recurring revenue streams.

Board Composition Highlights

Our Board holds a diverse range of backgrounds, viewpoints and skills that enable its effectiveness and proactiveness and is committed to actively seeking underrepresented director candidates for consideration. Additionally, our Board continues to uphold and focus on the independence of Board members, exceeding the New York Stock Exchange (NYSE) listing standards. Even though our Chief Executive Officer, Michael D. Hayford, and Executive Chairman, Frank R. Martire, are both current members of the Board, neither of them serves as a member of any of the Board's standing committees described in this proxy statement.

NCR's Director Nominees:

91% are **independent**	**18%** self-identify as an **ethnic minority**	**36%** self-identify as **women**	**3.05** years average **tenure** (as of the Record Date)	**57.82** years average **age** (as of the Record Date)

NCR's Board:

75% of **Board Committee Chairs** self-identify as **women**

Current NCR Directors	Independent	Audit Committee	Committee on Directors and Governance	Compensation and Human Resource Committee	Risk Committee
Mark W. Begor	✓		✓	✓	
Gregory Blank	✓	✓	✓		
Catherine L. Burke	✓		Chair		✓
Deborah A. Farrington	✓		✓	Chair	
Georgette D. Kiser	✓		✓		Chair
Michael D. Hayford **Chief Executive Officer**					
Kirk T. Larsen	✓	Chair		✓	
Frank R. Martire **Executive Chairman**					
Martin Mucci	✓	✓		✓	
Joseph E. Reece **Independent Lead Director**	✓				
Laura J. Sen	✓	✓			✓
Glenn W. Welling	✓	✓		✓	

Executive Compensation Highlights

Executive Compensation Philosophy and Design

Our executive compensation program is designed to align executive pay with company performance and stockholders' interests. In 2022, we made significant changes in our executive pay programs to achieve better alignment. These changes included: (1) a redesign of our long-term incentive plan to be 100% performance-based, and incorporate a rigorous relative total shareholder return (rTSR) measure, weighted at 40%, into the plan; (2) a redesign of our Annual Incentive Plan (AIP) by adding a revenue measure as an important driver of stockholder value; (3) enhanced goal rigor; and (4) avoiding special awards outside of our plans.

Pay for Performance Results

The Compensation and Human Resource Committee made no changes to the salary, target bonus, or long-term incentive grant values of any of our named executive officers, except to increase the target long-term incentive grant value for Mr. Layden(1).

As reflected in our Business Highlights above, 2022 was a solid year in most respects, considering the impact of the continuing pandemic, the war in Ukraine, supply chain disruptions, inflation and rising interest rates. We achieved 10% total revenue growth against a goal of 12% and achieved a four-point improvement in our Net Promoter Score (NPS), signaling customer enthusiasm for our products, platforms, and services. However, our AIP requires that we meet threshold performance on EBITDA(2) in order to fund executive awards, and because we did not meet this funding gate, we did not pay annual bonuses for fiscal year 2022 performance.

For the three years ending on December 31, 2022, we generated above-target performance on recuring revenue growth and approximated target performance on EBITDA(2) growth. As a result, our 2020-2022 performance-based restricted stock unit (PBRSU) grant paid out 108.7% of target.

Our pay for performance, as reflected in the new disclosure shown in the Executive Compensation—Compensation Discussion & Analysis section of this proxy statement, shows strong alignment with realized/realizable CEO pay tracking total shareholder return (TSR) over the last three years.

"Say on Pay" Vote Result

At NCR's 2022 Annual Meeting, stockholders approved the Company's "Say on Pay" proposal with 94% of the votes cast in support of our executive compensation program. In 2022, we continued to conduct significant stockholder outreach. We met with several of our largest institutional stockholders, representing approximately 23%(3) of the shares outstanding. These outreach efforts reaffirmed the integrity of our 2022 executive pay programs.

Looking Forward to the 2023 AIP and 2023-2025 PBRSU Plans

For the year ahead, we are undertaking bold actions designed to benefit our stockholders. As a result, we have designed our 2023 AIP as well as our 2023-2025 PBRSU plan to further align with these efforts and reinforce the importance of delivering results to our stockholders. These changes include:

- For 2023, the AIP will be entirely focused on meeting rigorous financial and customer performance requirements. ESG factors will be captured in the individual ratings of our executive team members
- The 2023-2025 PBRSU plan will be focused on driving our strategic process and achieving superior TSR outcomes for our stockholders. To galvanize our team efforts and enhance retention during this process, we delivered our 2023-2025 PBRSU grant earlier to non-Section 16 participants in December 2022. This grant will increase our share usage for fiscal year 2022, but will be offset by no grant in fiscal year 2023 for these participants. Grants to Section 16 participants have been made in February 2023 on our normal grant time.

(1) Mr. Layden was a consultant prior to October 1, 2021 at which point he become a full-time employee of NCR. His LTI grant increased in February 2022 to compensate for that period when no awards were granted to Mr. Layden.
(2) "EBITDA" means earnings before interest, tax and depriciation and amoritization adjusted for our incentive plan purposes as set forth in the Executive Compensation—Compensation Discussion & Analysis section.
(3) The calculation of the percentage represents stockholder outreach throughout 2022 and is based on the number of outstanding Company shares as of December 31, 2022. This percentage may include stockholder outreach to persons who held stock at the time of the outreach but no longer held stock as of December 31, 2022.

Environmental, Social and Governance Highlights

After establishing our environmental, social and governance (ESG) priorities in 2020, we have delivered on, are working towards, and are continuing to expand on our ESG efforts and commitments. Some notable highlights from 2022 include:

- A commitment for NCR to be a net-zero emitter of greenhouse gas (GHG) emissions by 2050

- First-ever public disclosure of GHG emissions baseline data (2019 – 2021) and implementation of an inventory management plan for Scope 1 and 2 emissions informed by the GHG Protocol Corporate Accounting and Reporting Standard

- Aligning our ESG priorities with the Sustainability Accounting Standards Board (SASB) standards for the Software & IT Services industry and publishing our first company SASB-aligned ESG report

- Publishing our first Inclusion, Diversity, Equity, Allyship & Storytelling (IDEAS) report including our commitment to promoting a diverse and equitable workforce and our baseline diversity data which includes global gender and US-based race/ethnicity reporting

- An upgrade to 'A' rating in MSCI Inc.'s annual assessment of NCR's overall ESG program, including an achievement of an 8.7 on a 10-point scale, relative to the Software and Services industry average of 6.7, in MSCI Inc.'s assessment of NCR's privacy and data security programs

- Achieving a top security rating of 'Advanced' on BitSight Technologies Inc.'s Company Overview Report of NCR

- A two-step rating improvement from CDP (formerly Carbon Disclosure Project) regarding NCR's score on our annual CDP climate questionnaire submission

- Being recognized by The Human Rights Campaign Foundation as one of the best places to work for LGBTQ Equality in 2022, for which we scored 100 percent on the corporate equality index

- Continuing our strong commitment to expand the work of the NCR Foundation and increase giving centered around three focus areas: STEM education; economic development; and disaster recovery. In 2022, The NCR Foundation approved 42 grants totaling approximately $4 million

Our Commitment to ESG

At NCR, we, our Board, our Executive Officers and our people, remain committed to creating positive change that supports an innovative and sustainable future in a responsible way. Our business strategy directly aligns with the ESG priorities that we established in 2020 and having a greater focus on software and services offers us a new and different environmental footprint profile. This business strategy concentrates on customer satisfaction and harnessing our culture of innovation. Our concentrated approach to customer satisfaction is two-fold: we intend to represent the ESG qualities our customers are expecting, and we intend and encourage for our employees to fulfill and answer these expectations.

To highlight the importance of the customer-first culture, each employee participating in our Annual Incentive Plan has a portion of his or her compensation linked to Net Promoter Score (NPS), a measure of customer experience. These efforts have shown results. We have increased our NPS scores by 271 percent since 2018.

While our Annual Incentive Plan historically included an NPS goal that accounted for 20 percent of the annual payout for our NEOs and other eligible executives, we modified that plan in 2021 to include a +/- 20 percent "Stakeholder Metrics" modifier to address both ESG goals (+/- 10%) and NPS goals (+/- 10%). This Stakeholder Metrics modifier could increase or decrease 2021 bonus payouts by 20 percent based on our ESG and NPS performance. In 2022, we have strengthened our commitment to meeting our ESG goals by shifting the annual incentive payout modifier to independent, stand-alone metrics for ESG and NPS performance (instead of a modifier) representing 10 percent of the final 2022 annual incentive payout for each category (combined ESG and NPS goals weighted 20% in the aggregate). ESG goals include measures related to employee satisfaction (eNPS), workforce diversity reporting, data privacy and security program performance and GHG emissions reporting and reduction commitments. The performance results for these updated Stakeholder Metrics under the 2022 Annual Incentive Plan can be found in the Executive Compensation – Compensation Discussion & Analysis section below.

To align our customers' expectations and our ESG priorities with those of our key stakeholders, NCR conducted a comprehensive ESG materiality assessment and used the findings from our study to inform our ESG strategic priorities. In addition, we intend to publish our first-ever annual company ESG report in 2023.

ESG Oversight

NCR is committed to a strong oversight mechanism of ESG issues. We believe that ESG considerations should be fully integrated within an organization and start at the top with that philosophy. The Board has direct oversight of ESG activities through its Risk Committee. However, the oversight of ESG activities is not confined solely to the Risk Committee. For example, the Committee on Directors and Governance is responsible for the oversight of ethics and compliance programs. The Audit Committee may liaise with the Risk Committee on matters relating to compliance, risk management and information security, and also shares a number of additional oversight responsibilities with the Risk Committee with clearly delineated responsibilities. Finally, the Compensation and Human Resource Committee has included ESG metrics in its compensation decisions.

Our Chief Risk Officer has primary oversight for the Company's Enterprise Risk Management (ERM) programs, including business continuity planning (BCP) and third-party risk management (TPRM), details of which are reported to the Risk Committee. NCR's ERM programs support NCR's strategic objectives and corporate governance responsibilities. The ERM programs include the following primary objectives:

- Establish a standard risk framework and supporting policies and processes to identify, assess, respond to, and report on business risks and opportunities

- Establish clear roles and responsibilities in support of the Company's risk management activities

- Ensure appropriate independent oversight of business risks and opportunities and the impacts of related business decisions on the Company's risk profiles and tolerances

- Ensure appropriate communication and reporting of business risks and opportunities including related response strategies and controls to NCR's executive leadership and Board of Directors

- Provide relevant training to executives, managers and employees.

Our Chief Risk Officer also supports the Executive Leadership Team's ESG initiatives and reports on those activities to the Risk Committee. In addition to the Chief Risk Officer, our Chief Ethics & Compliance Officer has a direct channel to the Board. Further, our Chief Ethics & Compliance Officer oversees investigations pertaining to fraud, conflicts of interest, violations of laws, and other similar matters, and reports on those activities to one or more Committees of the Board. All of these channels to the Board are designed to: prevent ESG risks and initiatives from being siloed into one channel and provide a clear and accurate picture of ESG developments.

Business Ethics and Integrity

Our Code of Conduct sets forth standards designed to uphold our values and foster integrity in our relationships with one another and our valued stakeholders. Our Code of Conduct is available at https://www.ncr.com/company/corporate-governance/code-of-conduct.

Everyone at NCR is required to annually take our Code of Conduct training, available in 17 languages. Since 2008, NCR has achieved 100% timely completion of its Code of Conduct training. The Code of Conduct training is revised annually, taking into account the prior year's compliance matters and the Company's compliance risks.

Our Ethics and Compliance Program is responsible for managing the Company's adherence to the Code of Conduct. Further, our Chief Ethics & Compliance Officer oversees investigations pertaining to fraud, conflicts of interest, violations of laws, and other similar matters, and reports on those activities to one or more Committees of the Board.

Data Protection, Privacy and Security

At NCR, we are proud of our data protection, cybersecurity, and privacy programs. These initiatives receive oversight from the Risk Committee, as well as several members of our Executive Leadership Team including the Chief Operating Officer, General Counsel, Chief Security Officer, and Chief Information Officer. NCR's Chief Information Security Officer and Chief Privacy Officer are responsible for management of these programs. Additional support is provided by our Chief Ethics & Compliance Officer.

In December 2022, in connection with our broader ESG efforts, MSCI Inc., a leading provider of decision support tools for the global investment community, assessed NCR's privacy and data security programs as an 8.7 on a 10-point scale, relative to the software and services industry average of 6.7.

NCR supports appropriate privacy protections for those with whom we interact. We foster a culture that values the privacy rights of individuals. Under the direction of NCR's Chief Privacy Officer, the program offers thought leadership, advice and guidance on privacy practices such as: complying with privacy laws and regulations; designing solutions with privacy in mind; implementing contracts governing intracompany activities; minimizing the collection of data; providing meaningful notice and choice; and safeguarding information. The program is supported by privacy attorneys, privacy program managers within the business, and data protection officers in various locations internationally. Many of these privacy professionals have industry recognized privacy certifications from the International Association of Privacy Professionals.

Under the direction of NCR's Chief Security Officer and Chief Information Security Officer, the Global Information Security organization is responsible for implementing and maintaining an information security program with the goal to protect information technology resources and protect the confidentiality and integrity of data gathered on our people, partners, customers, and business assets. Also, we employ various information technology and protection methods designed to promote data security including firewalls, intrusion prevention systems, denial of service detection, anomaly-based detection, anti-virus/anti-malware, endpoint encryption and detection and response software, Security Information and Event Management system, identity management technology, security analytics, multi-factor authentication and encryption.

To further our commitment to data privacy and cybersecurity:

- NCR maintains the ISO 27001 certification for certain NCR locations throughout the United States, Europe, and India

- Third-party audits for PCI-DSS, PA-DSS and SSAE-18 SOC2 are conducted for certain service offerings

- NCR maintains a robust information security awareness and training program. Employees and contingent workers are required to complete training within 30 days of hire, as well as an annual refresher course. Additionally, NCR performs regular testing to help ensure employees can identify email "phishing" attacks

- NCR's corporate insurance policies include certain information security risk policies that cover network security, privacy and cyber events

- Our NCR Privacy Policy can be found on the Company website for further viewing at https://www.ncr.com/privacy

Diversity, Equity and Inclusion

At NCR, we believe diversity is a fact, and inclusion is an act. A diverse workforce not only promotes a culture of inclusiveness but ensures that various perspectives are expressed, leading to greater creativity and productivity. A diverse workforce will also improve our customer relationships, as the culture of inclusiveness we foster helps our employees understand the nuances of the markets in which we operate. We believe in the power and value of diversity and strive to build a globally inclusive workplace where all people are treated fairly. We seek to include everyone, lead with empathy, and make our communities better. We encourage IDEAS (Inclusion, Diversity, Equity, Allyship, and Storytelling) and inspire each other to be our authentic selves.

We are proud to have four female directors serving on our Board. Notably, 75% of the Board's committees are chaired by women.

Diversity by the numbers

We continue to publish our global and U.S. diversity data*, which is reported in alignment with the SASB framework for the Software & IT services industry. Below are a few highlights:

63	**24%**	**42%**	**28%**
countries in which approximately 35,000 of our employees reside	of our global workforce self-identify as women	of our U.S. workforce self-identify as ethnically and/or racially diverse	of our U.S. management positions are held by people who self-identify as women

* Based on data as of November 30, 2022, for NCR Corporation and its subsidiaries.

Environmental Management

We have set the ambitious goal to achieve Net-Zero by 2050 by developing science-based plans and targets to help us meet that goal. To help us achieve this goal, we have started working on transitioning our fleet of vehicles to Electric Vehicles (EV).

We are committed to managing our environmental footprint and protecting the global communities in which we operate. We strive to minimize the environmental impact of our products and operations while also delivering innovative technologies and solutions designed to support businesses and consumers in their efforts to operate responsibly. For example, NCR uses remote sensing technology to solve customer equipment issues, which reduces the number of maintenance visits and reduces our carbon footprint. In the past two years, our remote monitoring and diagnostics capabilities and other dispatch avoidance programs resulted in over 1.1 million eliminated service dispatch trips.

We recognize the importance of minimizing our environmental footprint through energy and greenhouse gas (GHG) management. That is why we continue to report our Scope 1 and Scope 2 emissions from our global facilities and service operations through CDP (formerly Carbon Disclosure Project). We complete the annual CDP climate change questionnaire and evaluate our environmental management progress annually to better understand our areas of opportunity to make a true impact. In 2022, we achieved a two-step rating improvement from CDP on our annual submission.

We are proud to continue public disclosure of our Scope 1 and Scope 2 greenhouse gas (GHG) emissions data, which has been measured and calculated in alignment with the GHG Protocol Standard. Our emissions data for the past three years is as follows:

	Metric tons CO_2e		
	2020	**2021**	**2022**
Scope 1	119,989	128,016	158,365
Scope 2	10,172	10,717	12,558

We are committed to continued accuracy and transparency and regularly refine our data collection and calculation methodology. In 2022, our scope 1 and 2 emissions increased with the inclusion of emissions related to our recent acquisition of Cardtronics plc (Cardtronics), improvements in data collection systems and enhancements of our calculation and reporting methodologies.

To learn more about our ESG strategy and key initiatives, including updates on our latest progress, we encourage you to visit our ESG Hub (www.ncr.com/about/ESG).

Proposal 1 – Election of Directors

> The Board of Directors recommends that you vote FOR each of Mark W. Begor, Gregory Blank, Catherine L. Burke, Deborah A. Farrington, Michael D. Hayford, Georgette D. Kiser, Kirk T. Larsen, Martin Mucci, Joseph E. Reece, Laura J. Sen and Glenn W. Welling, each to serve until the next annual meeting of stockholders following his or her election and until his or her respective successor is duly elected and qualifies.

The holders of shares of common stock and Series A Convertible Preferred Stock, voting together as a single class, are being asked to consider and vote on each of the eleven director nominees up for election, each to serve until the next annual meeting of stockholders following his or her election and until his or her respective successor is duly elected and qualifies. Proxies solicited by the Board and properly authorized will be exercised for the election of each of the eleven nominees: Mark W. Begor, Gregory Blank, Catherine L. Burke, Deborah A. Farrington, Michael D. Hayford, Georgette D. Kiser, Kirk T. Larsen, Martin Mucci, Joseph E. Reece, Laura J. Sen and Glenn W. Welling, unless you elect to vote against or abstain from voting with regard to any nominee. The Board has no reason to believe that any of these nominees will be unable to serve. However, if one of them should become unable to serve prior to the Annual Meeting, the Board may reduce the size of the Board or designate a substitute nominee. If the Board designates a substitute nominee, shares represented by properly authorized proxies that were voted in favor of the nominee that became unable to serve will be voted FOR the substitute nominee.

Mr. Frank Martire, Jr., a member of NCR Corporation's Board of Directors since 2018, will not be standing for re-election and his term as director will cease effective as of the date of the Company's 2023 Annual Meeting, which is scheduled to be held on May 2, 2023. Mr. Martire is leaving to pursue other opportunities. NCR thanks Mr. Martire for his many contributions to NCR during his service as Executive Chairman and as a member of the NCR Board of Directors.

How Does the Board Recommend that I Vote on this Proposal?

The Board of Directors recommends that you vote FOR the election of each of Mark W. Begor, Gregory Blank, Catherine L. Burke, Deborah A. Farrington, Michael D. Hayford, Georgette D. Kiser, Kirk T. Larsen, Martin Mucci, Joseph E. Reece, Laura J. Sen and Glenn W. Welling as directors, each to serve until the next annual meeting of stockholders following his or her election and until his or her respective successor is duly elected and qualifies. Properly authorized proxies received by the Board will be voted FOR all nominees for which the stockholder may vote unless they specify otherwise.

Vote Required for Approval

The affirmative vote of a majority of the total votes cast for and against each nominee by holders of our common stock and Series A Convertible Preferred Stock, voting together as a single class (in person via attendance at the virtual Annual Meeting or by proxy), with the holders of Series A Convertible Preferred Stock voting on an as-converted basis, is required to elect each nominee. Abstentions and broker "non-votes" will not be counted as votes cast and will have no effect on the vote required to elect each of these director nominees.

Nominees for Election

The name, age, principal occupation, other business affiliations and certain other information regarding each nominee for election as a director are set forth below, along with a description of the qualifications that led the Committee on Directors and Governance to conclude that he or she meets the needs of the Board and supports the advancement of the Company's long-term strategy. The age reported for each director is as of the filing date of this proxy statement.

Mark W. Begor



Age: 64
DIRECTOR SINCE: 2020
NCR COMMITTEES: Compensation and Human Resource, Directors and Governance

Mark W. Begor is Chief Executive Officer and a member of the Board of Directors of Equifax, Inc. ("Equifax"), a consumer credit reporting agency, a position he has held since April 2018. Prior to that he served as a Managing Director in the Industrial and Business services group at Warburg Pincus LLC ("Warburg Pincus"), a private equity firm, from 2016 to 2018. Prior to joining Warburg Pincus, Mr. Begor spent 35 years at General Electric Company ("GE"), most recently as President and Chief Executive Officer of GE's energy management business from 2014 to 2016. Mr. Begor also served as Senior Vice President and a member of GE's 30-person Corporate Executive Council and the GE Capital Board, and as a GE Officer for 19 years. He also served as a member of the Board of Directors of Fair Isaac Corporation from 2016 to 2018. Mr. Begor became a director of NCR on February 26, 2020 and has served as independent Lead Director of NCR from April 20, 2021 to November 4, 2022.

Qualifications: Mr. Begor's qualifications include extensive leadership roles; his industry expertise; his current and prior experience as a director and committee member of other public companies; and his independence.

Other Current Public Directorships: Equifax, Inc.

Gregory Blank



Age: 42
DIRECTOR SINCE: 2015
NCR COMMITTEES: Audit, Directors and Governance

Gregory Blank is a Senior Managing Director of The Blackstone Group, Inc. ("Blackstone"), an American multi-national private equity, alternative asset management and financial services firm based in New York where he focuses on investments in the digital infrastructure sector. Since joining Blackstone in 2009, Mr. Blank has been involved in the execution of many of Blackstone's investments, including most recently in Kronos, Blue Yonder, Paysafe, Ipreo, Optiv, Signature Aviation, QTS Realty Trust, and Hotwire Communications. He previously served as a director of Kronos, Travelport Worldwide Limited ("Travelport"), Ipreo, Optiv and The Weather Company. Mr. Blank is a member of the Board of Directors of Signature Aviation, Hotwire Communications and QTS Realty Trust. Mr. Blank became a director of NCR on December 4, 2015.

Qualifications: Mr. Blank's qualifications include his significant private equity and mergers and acquisitions experience with Blackstone; his experience evaluating and managing acquisitions and investments in the technology and telecommunications industries; his experience as a director of other public and private companies; his financial expertise and literacy; his prior service on Travelport's Audit Committee; and his independence.

Catherine L. Burke



Age: 47
DIRECTOR SINCE: 2019
NCR COMMITTEES: Directors and Governance (Chair), Risk

Catherine L. Burke is Vice Chairman at Daniel J. Edelman Holdings, Inc. ("Edelman"), a portfolio of companies and divisions that provide businesses with a full suite of communications and public affairs solutions. From 2008 to 2015, Mrs. Burke served in a variety of executive roles at Edelman including Chief Corporate Strategy Officer, Global Chairman of Public Affairs and Global President of Practices and Sectors. Mrs. Burke previously served as Executive Vice President of Marketing and Communications at Nielsen where she was a member of the Executive Committee and founded and managed a communications firm, Katie Burke Communications, until she returned to Edelman in 2018. She currently serves as a director of Black Knight, Inc. Mrs. Burke became a director of NCR on September 23, 2019.

Qualifications: Mrs. Burke's qualifications include her extensive experience and senior leadership roles in marketing, communications strategy and execution, and operations; her domestic and international experience in those areas; her financial literacy; her current public company board experience; and her independence.

Other Current Public Directorships: Black Knight, Inc.

Deborah A. Farrington



Age: 72
DIRECTOR SINCE: 2017
NCR COMMITTEES: Compensation and Human Resource (Chair), Directors and Governance

Deborah A. Farrington is a founder and President of StarVest Management, Inc., the management company for StarVest Partners, L.P., and since 1999 has been a general partner of StarVest Partners, L.P. ("StarVest Partners"), a venture capital fund that invests primarily in technology enabled business services and emerging software companies. From 1993 to 1997, Ms. Farrington was President and Chief Executive Officer of Victory Ventures, LLC, a New York-based private equity investment firm ("Victory Ventures"). Also, during that period, she was a founding investor and Chairman of the Board of Staffing Resources, Inc., a diversified staffing company. Prior to 1993, Ms. Farrington held management positions with Asian Oceanic Group in Hong Kong and New York, Merrill Lynch & Co. Inc. in Hong Kong and New York, and the Chase Manhattan Bank. Ms. Farrington was Lead Director and Chairman of the Compensation Committee of NetSuite, Inc. ("NetSuite"), a NYSE-listed company, until its sale to Oracle Corporation in November 2016 for $9.4 billion. She previously served as a member of the Board of Directors of Collectors Universe, Inc. from 2003 to 2020; and RedBall Acquisition Corp from 2020 to 2022. Ms. Farrington is a member of the Board of Directors of Ceridian HCM Holding Inc., where she is Chairman of the Nominating and Governance Committee and a member of the Audit Committee; and Cumulus Media, Inc., where she a member of the Audit Committee. Ms. Farrington became a director of NCR on November 27, 2017.

Qualifications: Ms. Farrington's qualifications include her significant software industry and entrepreneurial experience as a long-time investor in emerging software and business services companies as a founder and general partner of StarVest Partners; her management experience as President of StarVest Partners management, as President and Chief Executive Officer of Victory Ventures, and her prior management roles; her leadership experience, including as Lead Director of NetSuite; her current and prior public company board and board committee experience; her financial literacy and expertise; and her independence.

Other Current Public Directorships: Ceridian HCM Holding Inc., Cumulus Media, Inc.

Former Public Company Directorships Held in the Past Five Years: Collectors Universe, Inc., RedBall Acquisition Corp.

Michael D. Hayford



Chief Executive Officer

Age: 63
DIRECTOR SINCE: 2018

Michael D. Hayford is Chief Executive Officer of NCR, a position he has held since April 2018. Mr. Hayford was most recently Founding Partner of Motive Partners, an investment firm focused on technology-enabled companies that power the financial services industry. From 2009 until his retirement in 2013, Mr. Hayford served as the Executive Vice President and Chief Financial Officer at Fidelity National Information Services, Inc. ("FIS"), a financial services technology company. Prior to joining FIS, Mr. Hayford was with Metavante Technologies, Inc. ("Metavante"), a bank technology processing company, from 1992 to 2009. He served as the Chief Operating Officer at Metavante from 2006 to 2009 and as the President from 2008 to 2009. From 2007 to 2009, Mr. Hayford also served on the Board of Directors of Metavante. Mr. Hayford was a member of the Board of Directors and the Audit Committee of Endurance International Group Holdings, Inc. from 2013 to 2019, and was a member of the Board of Directors and Chairman of the Audit Committee of West Bend Mutual Insurance Company from 2007 to 2018. Mr. Hayford became a director of NCR on April 30, 2018.

Qualifications: Mr. Hayford's qualifications include his significant leadership and management experience in his previous roles at FIS and Metavante, as well as his current role at NCR; his industry expertise including in the financial services industry and bank technology processing; and his current and prior experience as a director and committee member of other public companies.

Former Public Company Directorships Held in the Past Five Years: Endurance International Group Holdings, Inc., West Bend Mutual Insurance Company

Proxy Statement

Georgette D. Kiser



Age: 55
DIRECTOR SINCE: 2020
NCR COMMITTEES: Risk (Chair),
Directors and Governance

Georgette D. Kiser is an independent advisor who helps lead due diligence and technical strategies across various private equity and venture capital firms. Since May 2019, she has served as an Operating Executive at The Carlyle Group ("Carlyle"), an American multinational private equity, alternative asset management and financial services corporation. From January 2015 to May 2019, Ms. Kiser served as a Managing Director and the Chief Information Officer for Carlyle. From 1996 to 2015, Ms. Kiser served as Vice President of T. Rowe Price Associates, Inc. ("T. Rowe Price"), an American publicly owned global asset management firm that offers funds, advisory services, account management, and retirement plans and serves for individuals, institutions, and financial intermediaries. Prior to T. Rowe Price, Ms. Kiser worked for General Electric Company ("GE") within their Aerospace Unit. Ms. Kiser is a member of the Board of Directors of Aflac Incorporated, Adtalem Global Education Inc., and Jacobs Engineering Group Inc. Ms. Kiser became a director of NCR on February 7, 2020.

Qualifications: Ms. Kiser's qualifications include her extensive senior leadership and management experience in her position at Carlyle and her former positions with T. Rowe Price and GE; her current and prior public company board and committee experience; her technology, data security and digital platform expertise; her risk management expertise; her financial literacy and expertise; and her independence.

Other Current Public Directorships: Aflac Inc., Adtalmen Global Education Inc., Jacobs Engineering Group, Inc.

Kirk T. Larsen



Age: 51
DIRECTOR SINCE: 2019
NCR COMMITTEES: Audit (Chair),
Compensation and Human Resource

Kirk T. Larsen is the President and Chief Financial Officer of Black Knight, Inc. ("Black Knight"), a provider of software, data and analytics to the mortgage and consumer loan, real estate and capital markets verticals, a position he has held since May 2022. From January 2014 to May 2022, Mr. Larsen was Executive Vice President and Chief Financial Officer of Black Knight, Inc. From January 2014 to April 2015 also served as the Executive Vice President and Chief Financial Officer of ServiceLink, a national provider of loan transaction services to the mortgage industry. From July 2013 to December 2013, Mr. Larsen served as Corporate Executive Vice President, Finance and Treasurer, and from October 2009 to July 2013, served as Senior Vice President and Treasurer of Fidelity National Information Services, Inc. ("FIS"), a financial services technology company. He has also held senior leadership positions in finance, investor relations and financial planning and analysis in the fintech, payments and information technology industries at FIS, as well as with companies like Rockwell Automation, Inc., and Ernst & Young LLP. Mr. Larsen became a director of NCR on September 23, 2019.

Qualifications: Mr. Larsen's qualifications include his significant experience in leadership roles in publicly held technology companies including Black Knight and FIS; his expertise in mergers and acquisitions, technology and software; his financial literacy and expertise; and his independence.

Martin Mucci



Age: 63
DIRECTOR SINCE: 2021
NCR COMMITTEES: Audit,
Compensation and Human Resource

Martin Mucci is Chairman of Paychex, Inc. ("Paychex"), a provider of integrated human capital management solutions for human resources, payroll, benefits, and insurance services for small-to medium-sized businesses. He was appointed Chairman of Paychex on December 1, 2021 and served as Chief Executive Officer from September 2010 to October 14, 2022. He served as President of Paychex from September 2010 to December 2021. Mr. Mucci joined Paychex in 2002 as Senior Vice President, Operations. Prior to joining Paychex, he held senior level positions with Frontier Communications, a telecommunications company, including President of Telephone Operations and Chief Executive Officer of Frontier Telephone of Rochester. Mr. Mucci was a member of the Board of Directors of Cbeyond, Inc. until it was purchased by Birch Communications, Inc. in July 2014. He is a member of an advisory team for Madison Dearborn Partners, LLC, a leading private equity investment firm based in Chicago. Mr. Mucci became a director of NCR on April 20, 2021.

Qualifications: Mr. Mucci's qualifications include his significant experience in leadership roles in technology and telecommunications companies; his current role as Chairman of Paychex; his financial literacy and expertise; and his independence.

Other Current Public Directorships: Paychex, Inc.

Joseph E. Reece



Independent Lead Director

Age: 61
DIRECTOR SINCE: 2022

Joseph E. Reece has been a Managing Partner of SilverBox Capital LLC, and its predecessors, ("SilverBox"), since 2015. SilverBox is an alternative investment manager operating across multiple platforms. Mr. Reece also served as a consultant to BDT & Company form October 2019 to November 2021 He previously served as Executive Vice Chairman and Head of UBS Securities, LLC's ("UBS") Investment Bank for the Americas from 2017 to 2018 and was also Co-Head of Risk. Prior to working at UBS, Mr. Reece worked at Credit Suisse from 1997 to 2015, in roles of increasing responsibility, including serving as Global Head of Equity Capital Markets and Co-Head of Credit Risk. Joe's prior experience includes practicing as an attorney for ten years, including at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP and at the United States Securities Exchange Commission, where he ultimately served as Special Counsel to the Division of Corporation Finance. Mr. Reece currently serves as a member of the Board of Directors of Compass Minerals Inc., where he serves as its Chairman, and on the Board of Directors of Quotient Technology Inc. He previously served as a member of the Board of Directors of SilverBox Engaged Merger Corp I., UBS Securities, LLC, Atlas Technical Consultants, Inc. and its predecessor company, Boxwood Merger Corp., Del Frisco's Restaurant Group, Inc., RumbleOn, Inc, CST Brands, Inc., and LSB Industries, Inc. Mr. Reece became a director of NCR and was appointed as independent Lead Director on November 4, 2022.

Qualifications: Mr. Reece's qualifications include his current and prior experience as a director of other public companies; his significant finance and investment experience; his broad industry experience; his experience leading companies in operational, financial and strategic matters; and his independence.

Other Current Public Directorships: Compass Minerals, Inc., Quotient Technology, Inc.

Laura J. Sen



Age: 66
DIRECTOR SINCE: 2022
NCR COMMITTEES: Audit, Risk

Laura J. Sen most recently served as the Non-Executive Chairman of the Board of Directors of BJ's Wholesale Club, Inc. ("BJ's"), a membership-only warehouse chain, from January 2016 to April 2018 and was Chief Executive Officer of BJ's from 2009 to 2016. Ms. Sen served as BJ's Chief Operating Officer from 2008 to 2009 and served as BJ's Executive Vice President of Merchandising and Logistics from 2007 to 2008. From 2003 to 2006, Ms. Sen was the Principal of Sen Retail Consulting, advising companies in the retail sector in the areas of merchandising and logistics. Ms. Sen is a member of the Board of Directors of Burlington Stores, Inc., where she serves on the Audit Committee. Ms. Sen is also a member of the Board of Directors of Massachusetts Mutual Life Insurance Company, a privately held company. Ms. Sen previously served as a director of EMC Corporation, rue21, inc., Abington Savings Bank and the Federal Reserve Bank of Boston. Ms. Sen became a director of NCR on May 2, 2022.

Qualifications: Ms. Sen's qualifications include her current and prior experience as a director of other public companies; her significant leadership and management experience in leading a growth company and serving on boards of significant companies in the retail industry; her financial expertise; and her independence.

Other Current Public Directorships: Burlington Stores, Inc.

Former Public Company Directorships Held in the Past Five Years: EMC Corporation, rue21, Inc., Abington Savings Bank, the Federal Reserve Bank of Boston

Glenn W. Welling



Age: 52
DIRECTOR SINCE: 2022
NCR COMMITTEES: Audit, Compensation and Human Resource

Glenn W. Welling is the Founder and Chief Investment Officer of Engaged Capital, LLC ("Engaged Capital"), an investment company he founded in 2012. From 2008 to 2012, Mr. Welling was a Principal and Managing Director at Relational Investors ("Relational"), an investment fund, where he was responsible for managing the fund's consumer, healthcare and utility investments. From 2002 to 2008, Mr. Welling was a Managing Director at Credit Suisse Group, AG, a leading global financial services company, where he was the Global Head of the Investment Banking Department's Advisory Businesses, which included the Buy-Side Insights ("HOLT") Group, Financial Strategy Group and Ratings Advisory Group. From 1999 to 2002, Mr. Welling served as Partner and Managing Director of HOLT Value Associates, L.P., a then-leading provider of independent research and valuation services to asset managers. Prior to that, he was the Managing Director of Valuad U.S., a financial software and advisory company, and senior manager at A.T. Kearney, one of the world's largest global consulting firms. Mr. Welling currently serves as a director of BRC, Inc. He previously served as director of The Hain Celestial Group, Inc., Medifast, Inc., Jamba, Inc., TiVo Corporation and has chaired or served on a variety of public company committees, including Audit, Compensation, Nominating & Governance and Strategy. Mr. Welling was recognized by The National Association of Corporate Directors (NACD) as one of the 100 most influential directors in corporate boardrooms in 2018. From 2017 to 2019 he also served on the Corporate Governance Advisory Council of the Council of Institutional Investors. Mr. Welling became a director of NCR on May 2, 2022.

Qualifications: Mr. Welling's qualifications include his current and prior experience as a director of other public companies; his significant finance and investment experience; his broad industry experience; his experience leading companies in operational, financial and strategic matters; and his independence.

Other Current Public Directorships: BRC, Inc.

Former Public Company Directorships Held in the Past Five Years: The Hain Celestial Group, Inc., Medifast, Inc., Jamba, Inc., TiVo Corporation

Qualifications, Attributes, Skills and Experiences Represented by the Director Nominees



Government or Regulatory Affairs
Strategic Transformation
Public Company Board Service
HR, Labor Relations & Talent
CEO or President Leadership
Compliance
Technology or Software
Communications & Marketing
ESG
11 Director Nominees
M&A or Corporate Finance
ERM & Cybersecurity
Global Business & Culture
Payments & Network Background
Financial Literacy
Digital Banking Background
Hospitality Background
Retail Background
Self-Service Banking Background

More Information About Our Board of Directors

The Board oversees management in directing the overall performance of the Company on behalf of the stockholders of the Company. Members of the Board stay informed of the Company's business by participating in Board and committee meetings (including regular executive sessions of the Board), by reviewing materials provided to them prior to the meetings and otherwise, and through discussions with the Chief Executive Officer and other members of management and staff.

Corporate Governance

General

The Board is elected by the stockholders of the Company to oversee and direct the management of the Company. The Board acts as an advisor to senior management and monitors its performance. The Board reviews the Company's strategies, financial objectives, and operating plans. It also plans for management succession of the Chief Executive Officer, as well as other senior management positions, and oversees the Company's compliance efforts.

To help discharge its duties and responsibilities, the Board has adopted the Corporate Governance Guidelines that address significant corporate governance issues, including, among other things: the size and composition of the Board; director independence; Board leadership; roles and responsibilities of the Board; risk oversight; director compensation and stock ownership; committee membership and structure, meetings and executive sessions; and director selection, training and retirement. The Corporate Governance Guidelines, as well as the Board's committee charters, are found under "Corporate Governance" on the "Company" page of NCR's website at https://www.ncr.com/about/corporate-governance. You also may obtain a written copy of the Corporate Governance Guidelines, or any of the Board's committee charters, by writing to NCR's Corporate Secretary at the address listed in the Communications with Directors section of this proxy statement.

Independence

In keeping with our Corporate Governance Guidelines policy, a substantial majority of our Board is independent, which exceeds the NYSE listing standards. Under the standards of independence set forth in Exhibit B to the Corporate Governance Guidelines, which reflect the independence standards provided in the NYSE listing standards, a Board member may not be independent unless the Board affirmatively determines that the Board member has no material relationship with the Company (whether directly or indirectly), taking into account, in addition to those other factors it may deem relevant, whether the director:

- has not been an employee of the Company or any of its affiliates, or otherwise affiliated with the Company or any of its affiliates, within the past five years;

- has not been affiliated with or an employee of the Company's present or former independent auditors or its affiliates for at least five years after the end of such affiliation or auditing relationship;

- has not for the past five years been a paid advisor, service provider or consultant to the Company or any of its affiliates or to an executive officer of the Company, or an employee or owner of a firm that is such a paid advisor, service provider or consultant;

- does not directly or indirectly, have a material relationship (such as being an executive officer, director, partner, employee or significant stockholder) with a company that has made payments to or received payments from the Company that exceed, in any of the previous three fiscal years, the greater of $1 million or 2% of the other company's consolidated gross revenues;

- is not an executive officer or director of a foundation, university or other non-profit entity receiving significant contributions from the Company, including contributions in the previous three years that, in any single fiscal year, exceeded the greater of $1 million or 2% of such charitable organization's consolidated gross revenues;

- has not been employed by another corporation that has (or had) an executive officer of the Company on its board of directors during the past five years;

- has not received compensation, consulting, advisory or other fees from the Company, other than director compensation and expense reimbursement or compensation for prior service that is not contingent on continued service for the past five years; and

- is not and has not been for the past five years a member of the immediate family of: (i) an officer of the Company; (ii) an individual who receives or has received during any twelve-month period more than $120,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service that is not contingent on continued service; (iii) an individual who, with respect to the Company's independent auditors or their affiliates, is a current partner or a current employee personally working on the Company's audit or was a partner or employee and personally worked on the Company's audit; (iv) an individual who is an executive officer of another corporation that has (or had) an executive officer of the Company on its board of directors; (v) an executive officer of a company that has made payments to, or received payments from, the Company in a fiscal year that exceeded the greater of $1 million or 2% of the other company's consolidated gross revenues; or (vi) any director who is not considered an independent director.

Consistent with our Corporate Governance Guidelines and the NYSE listing standards, on an annual basis the Board, with input from the Committee on Directors and Governance, determines whether each non-employee Board member is considered independent. In doing so, the Board takes into account the factors listed above and such other factors as it may deem relevant.

The Board has determined that all of the Company's non-employee directors and nominees, namely Mark W. Begor, Gregory Blank, Catherine L. Burke, Deborah A. Farrington, Georgette D. Kiser, Kirk T. Larsen, Martin Mucci, Joseph E. Reece, Laura J. Sen and Glenn W. Welling, are independent in accordance with the NYSE listing standards and the Corporate Governance Guidelines.

Corporate Governance Practices and Developments

NCR continues to demonstrate a strong commitment to corporate governance practices and policies that reinforce the Board's alignment with, and accountability to, our stockholders. This commitment includes its continued focus on expanding and improving the Company's practices relating to enterprise risk management (ERM), environmental, social, and governance (ESG) strategy, sustainability, and diversity, equity and inclusion.

These efforts complement our historical approach to corporate governance to align with and be accountable to our stockholders, some of which are outlined below.

Annual election of all directors	In 2016, we eliminated the classification of the Board, twice adjourning our annual meeting of stockholders to solicit votes to obtain the requisite stockholder approval.
Majority voting in director elections	Since IPO and enhanced in 2021 to provide for a plurality voting standard in director elections where there are more nominees than directorships, consistent with market practice.
Board efforts to remove super majority voting provisions	In 2020, the Board recommended the approval of a proposal in its proxy statement to amend and restate the Company charter to eliminate the supermajority voting provisions contemplated thereby and only require the affirmative vote of a majority of all votes entitled to be cast to approve each such matter. The Board noted in the proposal that it had adopted corresponding amendments to the Company's bylaws eliminating all of the supermajority vote provisions therein, contingent on stockholder approval of the proposed Company charter amendments eliminating the supermajority provisions. Unfortunately, our stockholders did not approve the proposal by the vote required under the Company's charter and Maryland law.

In 2019, the Board included a proposal in the Company's proxy statement that was substantially similar to the 2020 proposal described above and a proposed amendment to Section 6.2 of the Company charter to provide that, notwithstanding any provision of law requiring any action to be taken or approved by the affirmative vote of stockholders entitled to cast a greater number of votes, and except as may otherwise be specifically provided, any such action shall be effective and valid if declared advisable by the Board and taken or approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter. The amendment to Section 6.2 was approved and therefore, charter amendments (except as expressly required by the charter), mergers, share exchanges, and dissolutions require a majority vote. However, despite twice adjourning our 2019 annual meeting of stockholders to solicit votes, our stockholders did not approve the balance of the proposal by the vote required under the Company's charter and Maryland law. |

Stockholder right to amend the Bylaws	For decades our stockholders have had the concurrent power to amend our bylaws, provided that amendments to certain provisions require the affirmative vote of stockholders entitled to cast 80% of the votes entitled to be cast on the matter. As noted above, we have repeatedly attempted to solicit the required stockholder approval to remove the supermajority vote requirements but have been unsuccessful.
Proxy Access Bylaw	Since 2016.
Stockholder right to call special meetings upon request of the holders of 25% of the votes entitled to be cast	For decades our stockholders have had the right to call special meetings and, in 2018, the Board authorized and approved amendments to the Company's bylaws to reduce the percentage ownership requirement necessary to allow stockholders to call a special meeting of stockholders from a majority of the votes entitled to be cast at the meeting to 25% of the votes entitled to be cast at the meeting, with limited exception.
Annual Say on Pay vote	Since inception of Say on Pay.

New Director Orientation

As provided in the Corporate Governance Guidelines, the Company has an orientation process for new directors that includes background material, visits to Company facilities, and meetings with senior management to familiarize the directors with the Company's strategic and operating plans, key issues, corporate governance, Code of Conduct, and the senior management team. NCR manages an extensive director orientation program designed to meet the objectives above and comprehensively brief new board members. We expect any new director who joins the Board to complete a similar program. The program includes the provision of written materials to the new directors and onsite or virtual meetings and training with members of the Company's Executive Leadership Team, including, among others, the Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, General Counsel and Secretary, Chief Information Officer, Chief Audit Executive and various business leaders, as well as other key senior management employees. The program enables the new directors to thoroughly understand the Company's business and strategic initiatives, as well as overall governance and processes, including, among other things, the Company's organization, the Company charter, bylaws, Board committee charters, the Company Code of Conduct, and Corporate Governance Guidelines.

Board Leadership Structure, Board Committees and Risk Oversight

Leadership Structure

Our Board is committed to independent leadership and acknowledges there are different structures available to achieve that objective. Our Board has the flexibility to determine a leadership structure as it deems best for the Company from time to time. Under our Corporate Governance Guidelines, the Board shall appoint a Chair of the Board and the Board does not have a guideline on whether the role of Chair should be held by a non-employee or independent director. Also under our Corporate Governance Guidelines, the independent directors of the Board will select a Lead Director from the independent directors. Additionally, if the positions of Chair of the Board and Chief Executive Officer are held by the same person or if the Chair is a management employee or a non-independent director, the roles of the Chair and the independent Lead Director will be as set forth in Exhibit C to the Corporate Governance Guidelines.

Currently the roles of Chair and Chief Executive Officer are separated, with Frank R. Martire serving as Executive Chairman and Michael D. Hayford serving as Chief Executive Officer. To provide further

independent oversight, Joseph E. Reece serves as the Board's independent Lead Director. The independent Lead Director has a prominent role in the Company's oversight, with broad purview and responsibilities to counterbalance and complement the roles of Chairman and Chief Executive Officer.

The Board believes that the determination of whether to have an executive or non-executive Chair and whether to combine or split the roles of Chair and Chief Executive Officer, should be made based on the best interests of the Company in light of the circumstances of the time. Accordingly, the Board will periodically evaluate its leadership structure.

Duties and Responsibilities of the Independent Lead Director

As described above, the independent directors of the Board have appointed current director, Joseph E. Reece, to serve as the independent Lead Director. Mr. Reece has extensive knowledge of NCR's industry and is an experienced board member. The Board believes the independent Lead Director should have a prominent role in the Company's oversight, with broad purview and responsibilities to counterbalance and complement the roles of Chair and Chief Executive Officer. Mr. Reece's experience and knowledge will ensure an appropriate distribution of power and responsibilities among directors. Pursuant to the Corporate Governance Guidelines, our independent Lead Director has broad authority and clearly defined responsibilities, as follows:

- Presides at all Board meetings at which the Chair is not present;
- Leads executive sessions of the independent directors, normally at every meeting. He or she may ask the Chair and Chief Executive Officer to join portions of the executive sessions;
- Serves as liaison between the Chair and the independent directors;
- Frequently communicates with the Chair and Chief Executive Officer;
- Is authorized to call meetings of the independent directors;
- Obtains Board member and management input and, with the Chief Executive Officer, sets the agenda for the Board meetings;
- Approves meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- Works with the Chief Executive Officer to ensure that Board members receive the right information on a timely basis;
- Stays current on major risks and focuses the Board members on such risks;
- Molds a cohesive Board to support the success of the Chief Executive Officer;
- Works closely with the Committee on Directors and Governance to evaluate Board and committee performance;
- Facilitates communications among directors;
- Assists in the recruiting and retention of new Board members (with the Committee on Directors and Governance, the Chair and the Chief Executive Officer);
- In conjunction with the Chair, the Chief Executive Officer and the Committee on Directors and Governance, ensures that committee structure and committee assignments are appropriate and effective;
- Works with the Committee on Directors and Governance to ensure outstanding governance processes;
- Leads discussions, along with the chair of the Compensation and Human Resource Committee, regarding Chief Executive Officer performance, personal development and compensation; and
- Is the primary point of contact between the Board and stockholders of the Company and is available for consultation and direct communication with such stockholders.

Additionally, further structural balance is provided by the Company's well-established corporate governance policies and practices, including its Corporate Governance Guidelines:

- Board Independence: Independent directors account for ten out of twelve current Board members and make up all of the members of the Board's Compensation and Human Resource Committee (the "CHRC"), Audit Committee, Committee on Directors and Governance ("CODG") and Risk Committee.

- Board Diversity: We believe our eleven director nominees, with four women including two ethnically diverse directors, represent a well-rounded and diverse range of backgrounds, skills and experience. We will continue to incorporate and prioritize diversity on our Board across a range of factors including age, race, gender, ethnicity, geographic knowledge, industry experience, tenure, and culture.
- Board Responsiveness: In 2022, the Board or members of management on behalf of the Board reached out to investors owning a majority of NCR's outstanding shares of common stock, and certain members of the Board, along with management, met telephonically with interested investors. Engagement topics included executive compensation, sustainability and social strategy, and Board composition.
- Board Refreshment: In 2022, three new independent directors were elected to NCR's Board. These changes added highly competent members with expertise in strategic areas of focus for the Company, including Laura Sen, Joseph E. Reece and Glenn Welling.

Committees of the Board

The Board has four standing committees: the Audit Committee, the CHRC, the CODG, and the Risk Committee. All members of each of these committees are independent Board members.

The Board has adopted a written charter for each standing committee that sets forth the committee's mission, composition and responsibilities. Each charter can be found under "Committee Memberships and Charters" on the "Corporate Governance" page of NCR's website at https://www.ncr.com/company/corporate-governance/board-of-directors-committee-membership-and-charters.

The Board met twenty-three times in 2022 and each incumbent member of the Board attended 75% or more of the aggregate of: (i) the total number of meetings of the Board (held during the period for which such person was a director); and (ii) the total number of meetings held by all committees of the Board on which such person served (during the periods that such person served). The Company has no formal policy regarding director attendance at its annual meeting of stockholders. All of the Company's directors then in office were in attendance at the Company's 2022 Annual Meeting of Stockholders, which was a virtual, and not an in-person, meeting.

The Audit Committee, CHRC, CODG, and Risk Committee met 11, 9, 4, and 4 times, respectively, during fiscal year 2022.

Audit Committee

The Audit Committee is the principal agent of the Board in overseeing: (i) the quality and integrity of the Company's financial statements; (ii) the independence, qualifications, engagement and performance of the Company's independent registered public accounting firm; (iii) the performance of the Company's Internal Audit Department; (iv) the integrity and adequacy of internal controls; and (v) the quality and adequacy of disclosures to stockholders. Among other things, the Audit Committee also:

- selects, evaluates, sets compensation for and, where appropriate, replaces the Company's independent registered public accounting firm;

- pre-approves all audit and non-audit services provided to the Company by its independent registered public accounting firm;

- reviews and discusses with the Company's independent registered public accounting firm its services and quality control procedures and the Company's critical accounting policies and practices;

- regularly reviews the scope and results of audits performed by the Company's independent registered public accounting firm and internal auditors;

- prepares the report required by the SEC to be included in the Company's annual proxy statement;

- meets with management to review the adequacy of the Company's internal control framework and its financial, accounting, reporting and disclosure control processes;

- reviews the Company's periodic SEC filings and quarterly earnings releases;

- discusses with the Company's Chief Executive Officer and Chief Financial Officer the procedures they follow to complete their certifications in connection with NCR's periodic filings with the SEC;

- reviews the Company's compliance with legal and regulatory requirements; and

- reviews the effectiveness of the Internal Audit function, including compliance with the *Institute of Internal Auditors' International Professional Practices Framework for Internal Auditing consisting of the Definition of Internal Auditing, Code of Ethics and the Standards.*

All members of the Audit Committee during 2022 were, and the current members are, independent and financially literate as determined by the Board under applicable SEC rules and NYSE listing standards. In addition, the Board has determined that the current members of the Audit Committee, Mr. Blank, Mr. Larsen, Mr. Mucci, Ms. Sen and Mr. Welling, are each an "audit committee financial expert," as defined under SEC regulations. The Board has also determined that each member of the Audit Committee is independent based on independence standards set forth in the Corporate Governance Guidelines, the listing standards of the NYSE and the applicable rules of the SEC. No member of the Audit Committee may receive any compensation, consulting, advisory or other fees from the Company, other than the Board compensation described below under the Director Compensation section in this proxy statement, as determined in accordance with applicable SEC rules and NYSE listing standards. Members serving on the Audit Committee are limited to serving on no more than two other audit committees of public company boards of directors, unless the Board evaluates and determines that these other commitments would not impair the member's effective service to the Company.

Compensation and Human Resource Committee

The Compensation and Human Resource Committee ("CHRC") provides general oversight of the Company's management compensation philosophy and practices, benefit programs and strategic workforce initiatives, and leadership development plans. In doing so, the CHRC reviews and approves executive officer total compensation goals, objectives and programs, and the competitiveness of total compensation practices. Among other things, the CHRC also:

- evaluates executive officer performance levels and determines their base salaries, incentive awards and other compensation;

- discusses its evaluation and compensation determinations for the Chief Executive Officer at Board executive sessions;

- reviews executive compensation plans and recommends them for Board approval;

- oversees our compliance with SEC and NYSE compensation-related rules;

- reviews and approves executive officer employment, severance, change in control and similar agreements and plans;

- reviews management proposals for significant organizational changes;

- annually assesses compensation program risks; and

- oversees management succession and development.

The CHRC may delegate its authority to the Company's Chief Executive Officer and/or other appropriate delegates to make equity awards to individuals (other than executive officers) in limited instances.

To assist in review and oversight of our executive compensation programs, the Committee currently retains and is advised by Farient Advisors LLC ("Farient"). Farient is an independent national executive compensation consulting firm. The CHRC directly engaged Farient to review the Company's long-term incentive program, the NCR Corporation 2017 Stock Incentive Plan, as amended (the "Stock Plan"), the Annual Incentive Plan pursuant to the Second Amended and Restated NCR Management Incentive Plan, and other key programs related to the compensation of executive officers. As directed by the CHRC, Farient provides a competitive assessment of our executive compensation programs relative to our compensation philosophy; reviews our compensation peer group companies; provides expert advice and competitive market rate information relating to executive officer compensation; assists in designing variable incentive, perquisite and other compensation programs, including advice regarding performance goals; assists with compliance with applicable tax laws, disclosure matters and other technical matters; conducts an annual risk assessment of our compensation programs; and regularly consults with the CHRC regarding such matters. Farient did not perform any additional work for the Company or its management in 2022. The CHRC retained Farient in 2021 after reviewing all factors relevant to its independence from management under applicable SEC rules and NYSE listing standards, and concluding that Farient was independent and its work for the CHRC did not raise any conflict of interest.

The Board has determined that each member of the CHRC is independent based on independence standards set forth in the Corporate Governance Guidelines which reflect NYSE listing standards and satisfies the additional provisions specific to compensation committee membership set forth in the NYSE listing standards.

Committee on Directors and Governance

The Committee on Directors and Governance (the "CODG") is responsible for reviewing the Board's corporate governance practices and procedures, including the review and approval of each related party transaction under the Company's Related Person Transaction Policy (unless the CODG determines that the approval or ratification of such transaction should be considered by all of the disinterested members of the Board), and the Company's ethics and compliance program. Among other things, the CODG also:

- recommends to the Board the principles of director compensation and compensation to be paid to directors, and reviews and makes recommendations to the Board concerning director compensation;

- reviews the composition of the Board and the qualifications of persons identified as prospective directors, recommends the candidates to be nominated for election as directors, and, in the event of a vacancy on the Board, recommends any successors;

- recommends to the Board the assignment of directors to various committees of the Board;

- recommends criteria and process to assess the Board's performance, and conducts an evaluation of the Board based on such criteria;

- reviews the Company's charter, bylaws and Corporate Governance Guidelines, including the Director Qualification Guidelines and independence standards, and makes any recommendations for changes, as appropriate; and

- monitors compliance with independence standards established by the Board.

The CODG is authorized to engage consultants to review the Company's director compensation program.

The Board has determined that each member of the CODG is independent based on independence standards set forth in the Corporate Governance Guidelines, which reflect the listing standards of the NYSE.

Risk Committee

The Risk Committee assists the Board with its oversight of executive management's responsibilities to design, implement and maintain an effective ERM framework for the Company's overall operational, information security, strategic, reputational, technology, ESG, and other risks. In addition, the Risk Committee assists the Board in fulfilling its oversight responsibilities for matters relating to diversity, equity and inclusion, as well as matters relating to the health, environment, safety, sustainability, and the security of personnel and physical assets. Among other things, the Risk Committee also:

- monitors all enterprise risks and reviews and discusses with management the Company's policies, procedures, and standards for identifying and managing enterprise risk, and the Company's compliance with and performance against those policies, procedures and standards;

- reviews and discusses with executive management the Company's ERM strategy and ERM controls, including the Company's business continuity plans;

- oversees the Company's technology planning and strategy, including integration, investments, expenditures, innovation, modernization and response to client, competitor, market and industry trends and disruptions;

- reviews and discusses with executive management and oversees the Company's data security risk strategy and data security risk policies and controls;

- conducts periodic assessments of the state of the Company's management culture;

- reviews and discusses with executive management the Company's major risk exposures and the steps taken to monitor and control such exposures;

- considers the Company's risk capacity and strategic risks; and

- oversees emerging risks presented by economic, societal, environmental, regulatory, geo-political, competitive landscape or other conditions, and the business opportunities arising from such emerging risks.

Risk Oversight

As a part of its oversight responsibilities, the Board regularly monitors management's processes for identifying and addressing areas of material risk to the Company, including operational, financial, cybersecurity, legal, regulatory, strategic, ESG and reputational risks. In doing so, the Board receives regular assistance and input from its committees, as well as regular reports from members of the Executive Leadership Team and other members of senior management. While the Board and its committees provide oversight, management is responsible for implementing risk management programs, supervising day-to-day risk management and reporting to the Board and its committees on these matters.

Audit Committee: The Audit Committee, with the assistance of the Risk Committee, reviews in a general manner the guidelines and policies governing the process by which the Company conducts risk assessment and risk management. In addition, the Audit Committee reviews and reassesses the adequacy of the Risk Committee charter on an annual basis. The Audit Committee Chair may liaise with the Risk Committee Chair in his or her discretion for matters where the Risk Committee can assist the Audit Committee in its decision-making process for matters for which the Audit Committee is responsible. The Audit Committee also receives periodic updates on compliance and regulatory risk items from the Company's Chief Ethics & Compliance Officer.

CHRC and CODG: The CHRC regularly considers potential risks related to the Company's compensation programs, as discussed below, and the CODG considers risks within the context of its responsibilities (as such responsibilities are defined in the committee charter), including legal and regulatory compliance risks. The CODG also receives periodic updates on compliance and regulatory risk items from the Company's Chief Ethics & Compliance Officer.

Risk Committee: The Risk Committee assists the Board with its oversight of executive management's responsibilities to design, implement and maintain an effective enterprise risk management (ERM) framework for the Company's overall operational, information security, strategic, reputational, technology, ESG, and other risks. In addition, the Risk Committee reviews and reassesses the adequacy of the Risk Committee charter on an annual basis. The Risk Committee also assists the Board with its oversight responsibilities for matters relating to diversity, equity and inclusion (DE&I), environment, health and safety (EHS), sustainability, and the security of our personnel and physical assets. See additional details regarding ESG in the Our Commitment to ESG section above. The Risk Committee Chair may liaise with the Chair of any other Board committee in his or her discretion for matters where such committee can assist the Risk Committee in its decision-making process for matters for which the Risk Committee is responsible, and vice versa.

At the management level, NCR also established the Office of Risk Management and appointed a Chief Risk Officer to assist NCR and the Risk Committee in fulfilling its objectives relating to ERM, ESG, third-party risk management (TPRM) and business continuity planning (BCP). The Company's Chief Risk Officer is responsible for developing and managing formal ERM, ESG, TPRM and BCP programs designed to identify, assess and respond to material and emerging risks and opportunities that may impact the achievement of the Company's strategic objectives. NCR has also established an Executive Risk Committee that meets routinely to monitor material risks, opportunities and NCR's response plans thereto. The Risk Committee also regularly receives management reports on information security and enhancements to cybersecurity protections, including benchmarking assessments, which it then shares with the Board. The Risk Committee also approves on an annual basis certain Company information security policies and methodology, scope, metrics and measures to be used in connection with information security reporting relating to the Company's business lines that service regulated entities. Included among the members of both the Board and the Risk Committee are directors with substantial expertise in cybersecurity matters, and Board members actively engage in dialogue on the Company's information security plans, and in discussions of improvements to the Company's cybersecurity defenses. When, in management's or the Board's judgment, a threatened cybersecurity incident has the potential for material impacts, management, the Board and applicable committees of the Board will engage to assess and manage the incident.

After each committee meeting, the Audit Committee, CHRC, CODG, and Risk Committee each report at the next meeting of the Board all significant items discussed at each committee meeting, which includes a discussion of items relating to risk oversight where applicable.

We believe the leadership structure of the Board also contributes to the effective facilitation of risk oversight as a result of: (i) the role of the Board committees in risk identification and mitigation; (ii) the direct link between management and the Board achieved by having one or more management directors serve as Executive Chair and Chief Executive Officer; and (iii) the role of our active independent Lead Director whose duties include ensuring the Board reviews and evaluates major risks to the Company, as well as measures proposed by management to mitigate such risks.

All of the above elements work together to ensure an appropriate focus on risk oversight.

Compensation Risk Assessment

The Company takes a prudent and risk-balanced approach to its incentive compensation programs to ensure that these programs promote the long-term interests of our stockholders and do not contribute to unnecessary risk-taking. The CHRC evaluates the Company's executive and broad-based compensation programs, including the mix of cash and equity, balance of short-term and longer-term performance focus, balance of revenue and profit-based measures, stock ownership guidelines, clawback policies and other risk mitigators. The CHRC directly engages its independent compensation consultant to assist with this evaluation process. Based on this evaluation, the CHRC concluded that none of the Company's compensation policies and plans are reasonably likely to have a material adverse effect on the Company.

Director Selection, Communications, Code of Conduct and Compensation

Selection of Nominees for Directors

The CODG and our other directors are responsible for recommending nominees for membership to the Board. The director selection process is described in detail in the Corporate Governance Guidelines. In determining candidates for nomination, the CODG will seek the input of the Chair of the Board and the Chief Executive Officer, and, in the event the positions of Chair of the Board and Chief Executive Officer are held by the same person, the independent Lead Director, and will consider individuals recommended for Board membership by the Company's stockholders. In addition, periodically the Board engages a third-party search firm, including most recently Ridgeway Partners, to assist to identify candidates who have desired experience and expertise, and meet the qualification guidelines described below.

Exhibit A to the Corporate Governance Guidelines includes qualification guidelines for directors standing for re-election and new candidates for membership on the Board. All candidates are evaluated by the CODG using these qualification guidelines. In accordance with the guidelines, as part of the selection process, in addition to such other factors as it may deem relevant, the CODG will consider, among other things, a candidate's:

- management experience (including with major public companies with multinational operations);

- other areas of expertise or experience that are desirable given the Company's business and the current make-up of the Board (such as expertise or experience in information technology businesses, manufacturing, international, financial or investment banking or scientific research and development, senior level government experience, and academic administration or teaching);

- desirability of range in age so that retirements are staggered to permit replacement of directors of desired skills and experience in a way that will permit appropriate continuity of Board members;

- independence, as defined by the Board (and under the standards of independence set forth in the Corporate Governance Guidelines, which reflect the independence standards provided in the NYSE listing standards);

- diversity of thought and perspectives, such as on the basis of age, race, gender, and ethnicity, or on the basis of geographic knowledge, industry experience, board tenure, or culture;

- knowledge and skills in accounting and finance, business judgment, general management practices, crisis response and management, industry knowledge, international markets, leadership, and strategic planning;

- personal characteristics matching the Company's values such as integrity, accountability, financial literacy and high performance standards;

- willingness to commit the time required to fully discharge responsibilities to the Board; and

- the number of commitments to other entities, with one of the more important factors being the number of other public-company boards on which the individual serves.

The Board and the CODG are committed to finding proven leaders who are qualified to serve as NCR directors and may from time to time engage outside search firms to assist in identifying and contacting qualified candidates.

All of the nominees for election are currently serving as directors of the Company. Joseph E. Reece was recommended for appointment to the Board by a non-employee director. After review and consideration by the CODG, the CODG recommended to the Board that Mr. Reece be appointed, and he was appointed to the Board effective November 4, 2022.

Other than Michael D. Hayford, NCR's Chief Executive Officer, all of the candidates for election have been determined by the Board to be independent under the standards of independence set forth in the Corporate Governance Guidelines, which reflect the independence standards provided in the NYSE listing standards.

Stockholders wishing to recommend individuals for consideration as directors should contact the CODG by writing to the Company's Corporate Secretary at NCR Corporation 864 Spring Street NW, Atlanta, Georgia 30308-1007. Recommendations by stockholders that are made in this manner will be evaluated in the same manner as other candidates.

Stockholders who wish to nominate directors for inclusion in NCR's proxy statement pursuant to the proxy access provisions in the Company's bylaws, or to otherwise nominate directors for election at NCR's next annual meeting of stockholders, must follow the procedures described in the Company's bylaws, the current form of which is available under "Corporate Governance" on the "Company" page of NCR's website at https://www.ncr.com/about/corporate-governance. See Procedures for Nominations Using Proxy Access, Procedures for Stockholder Proposals and Nominations for 2024 Annual Meeting Outside of SEC Rule 14a-8 and Procedures for Stockholder Proposals and Nominations for 2024 Annual Meeting Pursuant to SEC Rule 14a-8 in this proxy statement for further details regarding how to nominate directors.

Communications with Directors

Stockholders or interested parties wishing to communicate directly with the Board, the independent Lead Director or any other individual director, the Chair of the Board, or NCR's independent directors as a group are welcome to do so by writing to the Company's Corporate Secretary at NCR Corporation, 864 Spring Street NW, Atlanta, Georgia 30308-1007. The Corporate Secretary will forward appropriate communications. Any matters reported by stockholders relating to NCR's accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee as appropriate. Anonymous and/or confidential communications with the Board may also be made by writing to this address. For more information on how to contact the Board, please see the Company's Corporate Governance website at https://www.ncr.com/about/corporate-governance.

Code of Conduct

The Company has a Code of Conduct that sets forth the standard for ethics and compliance for all of its directors and employees. The Code of Conduct is available on the Company's Corporate Governance website at https://www.ncr.com/company/corporate-governance/code-of-conduct. To receive a copy of the Code of Conduct, please send a written request to the Corporate Secretary at the address provided above.

Director Compensation

Director Compensation Program

The Committee on Directors and Governance (CODG) oversees our NCR Director Compensation Program (the "Program"). In recommending compensation under the Program, the CODG considered peer group director pay practices and other relevant data and considerations, including material provided by Farient, the independent compensation consultant at that time for the Compensation and Human Resource Committee. The Program provides for the payment of annual retainers and annual equity grants to non-employee Board members in accordance with our Stock Plan. Our Stock Plan generally caps non-employee director pay at $1 million per calendar year (including cash and grant date fair value of equity).

Mr. Martire and Mr. Hayford, our current employee directors, do not receive compensation under the Program for their service on the Board. Mr. Hayford's 2022 compensation is disclosed in the <u>Summary Compensation Table</u> in the <u>Executive Compensation Tables</u> section below. Even though Mr. Martire is not a NEO for 2022, the director compensation tables below include Mr. Martire's 2022 compensation under our executive compensation program, which was paid to him for his services as our Executive Chairman of the Board.

Annual Retainer

In 2022, the CODG recommended, and the Board approved, that the annual retainer for each non-employee director under the Program for the period between the 2022 Annual Meeting to the 2023 Annual Meeting (the "Board Year") would remain unchanged at $80,000, and that the additional annual retainer for independent Lead Director service would be remain unchanged at $75,000. Also remaining unchanged for such Board Year were all additional annual retainers for committee Chair and committee member services. The CODG and the Board determined that the foregoing amounts were and continued to be appropriate based on, among other things, materials relating to competitive pay practices and related matters provided by Farient, and the desire to ensure that NCR non-employee director compensation remains competitive and generally aligned at approximately the median of its peer group.

Additional Annual Retainers for Board Committee Service ($)

Committee	Committee Chair	Committee Members
Audit Committee	34,000	15,000
Compensation and Human Resource Committee	27,000	12,500
Committee on Directors and Governance	20,000	10,000
Risk Committee	20,000	10,000

The Program provides for grants of prorated annual cash retainers for Board service to directors who join the Board mid-year. Cash retainers for Committee service are prorated in the event a director commences or ceases service on a particular Committee of the Board mid-year. In each case, proration is based on the number of days served on the Board or the applicable Committee during the applicable payment period.

The annual retainers for Board and committee service are generally paid in four equal installments on approximately June 30, September 30, December 31 and March 31. They may be received at the director's election in: (i) cash; (ii) shares of NCR common stock; (iii) one-half cash and one-half shares of NCR common stock; or (iv) deferred NCR restricted stock units (RSUs) distributable in shares of NCR common stock after director service ends. For annual retainers earned in 2022: Mr. Blank, Mrs. Burke, Ms. Farrington, Ms. Kiser, Mr. Larsen, Mr. Mucci and Ms. Sen elected to receive cash retainers; Mr. Welling elected to receive his retainer in shares of NCR common stock; and Mr. Begor and Mr. Reece elected to receive their retainers in deferred shares of NCR common stock.

Annual Equity Grant

Under the Program, the CODG and the Board determine the value of the annual equity grant made to non-employee directors elected at the annual meeting of NCR stockholders. For the 2022-2023 Board Year, based on an evaluation of peer group pay data and other material provided by Farient, the CODG recommended, and the Board agreed, that the annual equity grant value under the Program should remain unchanged at $225,000 for the same reasons noted above for continuing the annual retainer unchanged. Accordingly, on the 2022 Annual Meeting date, each then serving non-employee director received an annual equity grant of RSUs valued at $225,000. The Program also permits prorated mid-year equity grants for non-employee directors who join our Board mid-year and in other appropriate circumstances.

Annual equity grants made to directors on our 2022 Annual Meeting date generally vest in four equal quarterly installments beginning three months after the grant date. Annual equity grants may be deferred at the director's election. Mr. Begor, Ms. Kiser and Mr. Larsen elected to defer receipt of their 2022 annual equity grant shares until director service ends. Mid-year equity grants generally vest on the same quarterly vesting dates that apply to full year directors.

Director Stock Ownership Guidelines

Our Corporate Governance Guidelines (Guidelines) include stock ownership guidelines promoting commonality of interest with our stockholders by encouraging non-employee directors to accumulate a substantial stake in NCR common stock. Under the Guidelines, non-employee directors are encouraged to accumulate NCR stock ownership equal to five times the annual retainer amount. Newly elected directors have five years to attain this ownership level. Ownership includes shares owned outright, restricted stock, and interests in RSUs or deferred shares, and excludes stock options. As of December 31, 2022, all of our non-employee directors exceeded the Guidelines or were within the five-year compliance period.

Director Compensation Tables

Compensation for 2022 ($)

Director Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	All Other Compensation[3]	Total
Mark W. Begor	-	390,982	-	390,982
Gregory Blank	105,000	225,016	-	330,016
Catherine L. Burke	110,000	225,016	-	335,016
Deborah A. Farrington	120,750	225,016	-	345,766
Georgette D. Kiser	110,000	225,016	-	335,016
Kirk T. Larsen	126,500	225,016	-	351,516
Martin Mucci	106,250	225,016	-	331,266
Joseph E. Reece	-	401,289[4]	-	401,289
Laura J. Sen	78,750	225,016	-	303,766
Glenn W. Welling	-	305,673	-	305,673
Frank R. Martire	-	-	1,980,558	1,980,558

[1] For non-employee directors, this column shows annual retainers earned in cash in 2022.
[2] For non-employee directors, this column shows the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718, of annual equity grants (including deferred grants), and annual cash retainers received as current or deferred shares (also

referred to as "phantom stock units"). See Note 8 of the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, where we explain assumptions made in valuing equity awards.

[3] For Mr. Martire, the amount shown in this column consists of amounts provided under our executive compensation program. The total amount includes salary paid in 2022 ($750,000), the value of Company-paid premiums for life insurance ($52), Company matching contributions to our broad-based qualified 401(k) plan ($10,250), Company-paid amounts for medical diagnostic services under our Executive Medical Exam Program and for financial planning assistance under our Executive Financial Planning Program ($10,000 and $12,000 respectively), the Company's incremental cost for personal use of the corporate aircraft for the reasons set forth in footnote (1) to our Perquisites – 2022 Table below ($792,345), a 2022 rTSR RSU award ($195,905; aggregate grant date fair value determined as noted in the preceding footnote (2)), and a 2022 PBRSU award ($210,006; aggregate grant date fair value determined as noted in the preceding footnote (2)). For general details, see the disclosures with respect to our Executive Compensation – Compensation Discussion & Analysis section and our Perquisites – 2022 Table.

[4] Upon appointment, Mr. Reece was awarded RSUs, comprising of prorated annual equity grants under the Program and a special appointment equity grant under the NCR Special Appointment Equity Grant; vesting in two (2) and four (4), respectively, equal quarterly installments beginning on February 4, 2023; and subject to Mr. Reece's continued service as a director on each vesting date.

This Table shows the grant date fair value of non-employee director annual equity grants and other equity granted in 2022 under the Program.

Grant Date Fair Value[1] of Director[2] 2022 Retainers and Equity Grant Shares ($)

Director Name	Annual Equity RSU Grant	Current Stock in lieu of cash	Deferred Stock in lieu of cash
Mark W. Begor	225,016	-	165,966
Gregory Blank	225,016	-	-
Catherine L. Burke	225,016	-	-
Deborah A. Farrington	225,016	-	-
Georgette D. Kiser	225,016	-	-
Kirk T. Larsen	225,016	-	-
Martin Mucci	225,016	-	-
Joseph E. Reece	362,522	-	38,767
Laura J. Sen	225,016	-	-
Glenn W. Welling	225,016	80,657	-

[1] Grant date fair value, as determined in accordance with FASB ASC Topic 718, of annual equity grants (including deferred grants), and annual cash retainers received in the form of current shares or deferred shares (also referred to as "phantom stock units"). See Note 8 of the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 for an explanation of the assumptions we make in the valuation of our equity awards.

[2] For Mr. Martire, 2022 equity grants under our executive compensation program included these awards with associated grant date fair values determined as provided in the preceding footnote (1): (i) relative Total Shareholder Return RSUs – $195,905; and (ii) performance-based RSUs – $210,006.

This Table shows the shares of NCR common stock underlying director equity awards as of December 31, 2022.

Shares of NCR Common Stock
Underlying Director[1] Equity Awards as of December 31, 2022 (#)

Director Name	Outstanding Options	RSUs Outstanding	Deferred Shares Outstanding
Mark W. Begor	-	-	37,935
Gregory Blank	-	3,240	-
Catherine L. Burke	-	3,240	-
Deborah A. Farrington	-	3,240	-
Georgette D. Kiser	-	-	12,078
Kirk T. Larsen	-	-	24,936
Martin Mucci	-	3,240	-
Joseph E. Reece	-	-	18,018
Laura J. Sen	-	3,240	-
Glenn W. Welling	-	3,240	-

[1] For Mr. Martire, equity awards under our executive compensation program outstanding as of December 31, 2022 included 774,504 nonqualified stock options and 36,753 RSUs.

Proposal 2 – Say on Pay: Advisory Vote on the Compensation of the Named Executive Officers

The Board of Directors recommends that you vote FOR the proposal to approve, on a non-binding and advisory basis, the compensation of the named executive officers as disclosed in these proxy materials.

- At our 2022 Annual Meeting, 94% of our stockholders voted in support of our 2021 executive compensation program.

- The 2022 incentive plans adopted by the Committee directly respond to previous stockholder feedback, as described in our 2022 Proxy Statement, and tighten the link between executive pay and Company performance with:

  - Short-term Annual Incentive Plan (AIP):

    - For 2022 – Added new AIP Revenue metric (25% weight), independent stand-alone ESG and NPS metrics (20% weight), together with AIP EBITDA (55% weight)

  - Long-term Incentive Plan:

    - For 2022 – performance-based restricted stock units subject to 3-year performance periods and 3-year cliff-vesting

    - For 2022 – 100% performance-based restricted stock unit awards, new relative total shareholder return (rTSR) metric for 40% of award value, with aggressive rTSR goals, absolute rTSR governor, and remaining 60% of award value subject to LTI Recurring Revenue and LTI EBITDA goals

  - No special one-time incentive plans were adopted for our named executive officers in 2022.

  - No 2022 increases in salary, bonus target or long-term incentive grant values – Total Direct Executive Compensation for all named executive officers generally held flat in total and by component for 2022.

Proposal Details

We conduct a Say on Pay vote at our annual meeting of stockholders as required by Section 14A of the Securities Exchange Act of 1934, as amended. We currently conduct the Say on Pay vote every year. Unless our Board changes its policy, our next Say on Pay vote following the 2023 Annual Meeting of Stockholders will be held at our 2024 Annual Meeting of Stockholders. While this vote is non-binding, the Board and the Compensation and Human Resource Committee (the "Committee" as referenced throughout the various sections of this Proposal 2, including the Executive Compensation – Compensation Discussion & Analysis section) highly value the opinions of our stockholders. The Committee will consider the outcome of the Say on Pay vote as part of its annual evaluation of our executive compensation program.

Please read the following Executive Compensation – Compensation Discussion & Analysis section and our Executive Compensation Tables for information necessary to inform your vote on this proposal.

How Does the Board Recommend that I Vote on this Proposal?

The Board of Directors recommends that you vote to approve, on a non-binding and advisory basis, the compensation of the named executive officers as disclosed in these proxy materials. Properly authorized proxies received by the Board will be voted FOR this proposal unless they specify otherwise.

Vote Required for Approval

Under applicable Maryland law and the Company's Charter and Bylaws, a majority of all the votes cast by holders of our common stock and Series A Convertible Preferred Stock voting together as a single class (in person via attendance at the virtual meeting or by proxy), with the Series A Convertible Preferred Stock voting on an as-converted basis, is required to approve, on a non-binding and advisory basis, the compensation of the named executive officers as disclosed in these proxy materials. Under Maryland law, abstentions and broker "non-votes" will not be counted as votes cast and will have no effect on the approval of this proposal.



March 21, 2023

NCR Stockholders,

As Chair of the Compensation and Human Resource Committee ("CHRC" or "Committee"), I am pleased to present our 2023 Report on Executive Compensation, covering our 2022 fiscal year. In 2022, we followed through on our commitment to better align our executives' pay with our company's performance.

Our Say on Pay vote at last year's Annual Meeting of Stockholders at 94% in favor represented a strong show of support for the changes we were making to our executive pay program, including those planned. These planned changes were fully implemented in 2022. Specifically, we:

- Redesigned our Long-term Incentive Plan (LTIP)
  - Changed our LTIP to be entirely performance-based (i.e., weighted 100% on performance-based RSUs (PBRSUs))
  - Incorporated relative total shareholder return (rTSR) metric in our PBRSU plan as a weighted measure (weighted 40%) to supplement our EBITDA[1] growth and recurring revenue growth measures (each weighted 30%)
  - Required above median rTSR performance (55th percentile) to earn a target award and 80th percentile to earn a maximum award on this component of the PBRSU
- For our Annual Incentive Plan (AIP), we:
  - Added a new financial metric, AIP Revenue (weighted 25%) as it is a key driver of stockholder value, and reduced the weighting on EBITDA[1] (from 80% to 55%) accordingly
  - Changed our Stakeholder Metric from a scorecard modifier to independent, standalone Stakeholder metrics (collectively weighted 20%)
- Enhanced our goal rigor, requiring NCR to meet aggressive performance conditions to earn awards and retaining the provision in the AIP that threshold EBITDA[1] funding gate needed to be met for AIP funding
- Extended the performance and vesting periods to the end of 2022 on our RSUs to our named executive officers granted in 2020, which exposed those awards to downside risk and resulted in lower funding
- Did not make any special awards

Although we performed well against our EBITDA[1] and revenue goals on a constant currency basis as well as our NPS and ESG goals, we fell just short of our EBITDA[1] funding gate due to several factors, including the effects of the pandemic, the war in Eastern Europe, rising interest rates and inflationary pressures. Therefore, the AIP payout factor for 2022 was 0%. In our long-term incentive plan from 2020 – 2022, we performed above target on our recurring revenue and close to target on our EBITDA[1] earning a 108.7% of target payout.

Despite the continuing challenges ahead, including escalating labor costs, continued supply chain disruptions, and softening global economic conditions, our 2023 AIP and PBRSU plans will reinforce the importance of delivering results to our stockholders. Specifically, the 2023 AIP will be entirely focused on meeting rigorous financial and customer performance requirements. Environmental, social, and governance factors will be captured in the individual ratings of our team members. Our 2023-2025 PBRSU Plan will be focused on driving our strategic process and achieving rTSR performance.

The feedback provided by our stockholders in the past has proven to be invaluable in helping us shape and strengthen today's executive pay program. We look forward to continued discussions with our stockholders to ensure sustained alignment between our executives' and stockholders' interests.

Sincerely,

Deborah A. Farrington
Chair, Compensation and Human Resource Committee

[1] "EBITDA" means earnings before interest, tax, depreciation and amoritization adjusted for our incentive plan purposes as set forth in this Executive Compensation—Compensation Discussion & Analysis section.

Board and Compensation and Human Resource Committee Report on Executive Compensation

The Compensation and Human Resource Committee of our Board of Directors, comprised of all independent directors, reviewed and discussed the below Executive Compensation – Compensation Discussion & Analysis ("CD&A") with management. Based on that review and those discussions, the Committee recommended to our Board of Directors that the CD&A be included in these proxy materials.

The Compensation and Human Resource Committee

Deborah A. Farrington (Chair)
Mark W. Begor
Kirk T. Larsen
Martin Mucci
Glenn W. Welling

Executive Compensation – Compensation Discussion & Analysis

Introduction

This CD&A provides an overview of the Company's strategy and performance, stockholder engagement process, and our 2022 executive compensation programs and decisions. This CD&A focuses on the compensation of our named executive officers (NEOs) shown below for the fiscal year 2022. The Committee has the authority to establish the Company's executive compensation programs and make compensation decisions for our NEOs.

Our Named Executive Officers

Michael Hayford – Chief Executive Officer (CEO)

Owen Sullivan – President and Chief Operating Officer (COO)

Timothy Oliver – Senior Executive Vice President and Chief Financial Officer (CFO)

Adrian Button – Executive Vice President, Product and Service Operations

Don Layden – Executive Vice President, President, Payments & Network, Head of Strategy and M&A

Additional Information and Definitions

This CD&A uses capitalized terms, certain of which are defined in the Glossary of Key Terms Used in Our CD&A and Executive Compensation Tables section below, including certain terms used with respect to the metrics established by our Committee for the Company's executive incentive plans.

Proxy Statement

CD&A Quick Reference Guide

Key Topics	Core Sections	Page
Stockholder Engagement, Our Responses to Stockholder Feedback, and Business Overview	Stockholder Engagement and 2022 Say on Pay Vote	39
	Our Responses to Stockholder Feedback – 2022 Highlights	39
	Business Overview	41
Governance of Our Compensation Programs	Compensation Philosophy and Committee Role	41
	Best Practices in Executive Compensation – What We Do and Don't Do	43
	Role of Our Independent Compensation Consultant	44
	Our Process for Establishing 2022 Compensation	44
Our Executive Compensation Program Elements, Pay Mix and Payouts	Compensation Mix for 2022	46
	2022 Compensation Program Elements and Payouts	46
	2022 Salaries	47
	2022 Annual Incentive Plan	47
	Long-Term Incentive Program	50
Our Other Compensation Policies and Practices	Other Benefits and Perquisites	53
	Severance Benefits – Standard Severance and Change in Control (CIC) Severance	54
	Stock Ownership Requirements	54
	Compensation Clawback Policy	55
	Hedging and Pledging Policy	55
	Tax Considerations in Setting Executive Compensation	55
Glossary of Key Terms	Glossary of Key Terms Used In Our CD&A, Executive Compensation Tables and Pay versus Performance	55

Stockholder Engagement and 2022 Say on Pay Vote

We regularly engage with our stockholders to understand their perspectives and views on our Company, including our executive compensation program, corporate governance and other strategic initiatives. Our annual Say on Pay vote is one avenue for the Board to receive feedback from stockholders regarding our executive compensation program.



Say on Pay Voting — Provides stockholders with the opportunity to vote on an advisory basis on the Company's compensation policies and decisions

Review Investor Feedback — Consider results of Say on Pay voting and investor feedback to understand areas of concern related to compensation plan design or decisions

Review Say on Pay Results — The Committee considers the results for evaluation of appropriateness of compensation policies and decisions

In 2022, over 94% of the shares voted were in support of the annual advisory vote on the Say on Pay proposal. While support for our 2022 Say on Pay proposal was clear, we continued to proactively engage with our stockholders to understand their perspectives and views on our Company, including our executive compensation program, corporate governance, ESG and other strategic initiatives.

Stockholder engagement during 2022 was conducted to determine specific investor concerns and ensure the incorporation of valuable inputs in executive compensation structure and oversight. All such meetings were attended by one or more of the following independent directors: Chair of the Committee Deborah Farrington, Committee member Kirk Larsen and the then Lead Independent Director Mark Begor. All feedback from this engagement initiative was shared with the full Board and helped to evaluate and review our executive compensation programs.

Our Responses to Stockholder Feedback – 2022 Highlights

Following our extensive Board-led investor outreach in 2021 and early 2022, to address stockholder concerns and further improve our executive compensation program, the Committee adopted revised executive compensation program designs for both 2021 and 2022, including multiple changes that were directly responsive to stockholder feedback and aligned with our strategic priorities. This stockholder feedback and these changes were communicated in the 2022 Proxy Statement and are summarized below. A new round of investor outreach to inform our executive compensation programs will begin in early 2023.

In 2022, we took the following actions that significantly improved our pay and performance alignment:

- Maintained our 2021 decision to extend the vesting and performance period from 18 to 30 months for previous 2020 performance share RSU grants for our CEO, COO, and other named executives, subjecting these RSUs to greater downside risk and resulting in a lower payout for these awards

- Ongoing Total Direct Executive Compensation for all named executives generally held flat in total and by component (i.e., salary, bonus target, and long-term incentive grant values)

- Diversified the Annual Incentive Plan (AIP) metrics to include top and bottom-line growth and ESG & NPS

- Added an AIP Revenue metric, weighted 25%, to further drive the Company's growth strategy

- Reduced the weighting of AIP EBITDA from 80% to 55%, with target set at 10% over 2021 results

- Changed Stakeholder Metrics (ESG & NPS) from a modifier to 20% independently weighted measures, in aggregate

- Re-designed the Long-Term Incentive Plan

- Increased the weighting of performance-based RSUs for named executives from 60% to 100% of total 2022 LTI awards

- Discontinued the use of one-time and off-cycle incentive plans and awards absent extraordinary circumstances

- Added an rTSR metric, weighted 40% (replacing performance share RSUs), with rigorous performance conditions where above market performance is needed for target and maximum awards, and capped awards at target unless absolute TSR $\geq$ 0%. See the table below:

	rTSR Percentile Achieved Relative to S&P MidCap 400 Value Index	RSUs Earned as % of Target[1]
Maximum	$\geq$ 80th	200%
Target	55th	100%
Threshold	25th	50%
< Threshold	< 25th	0%

[1] Interpolate for performance between discrete points

- Maintained the LTI EBITDA growth and LTI Recurring Revenue growth measures, each weighted 30%

- Required competitive performance and growth over 2021 performance

- LTI EBITDA target for 2022 set at 10% over 2021 results

- LTI Recurring Revenue target for 2022 set at 8% over 2021 results

We incorporated ESG and NPS Stakeholder Metrics into our 2022 Annual Incentive Plan Designs:

- Elevated Stakeholder Metrics to independent, stand-alone metrics with an aggregate 20% weighting

- Used improvement in NPS with a 10% weighting

- Used ESG measures with a 10% weighting, consisting of four qualitative and specific objective ESG goals covering DEI, Workforce & Talent, Information Security, and Environmental Sustainability:

  ○ Social – Sustainability Accounting Standards Board (SASB) disclosure

  ○ Social Workforce: eNPS

  ○ Data Privacy / Security – BitSight Score

  ○ Environmental – Disclosure and targeted reduction of our Greenhouse Gas Emissions

The Committee affirmed its expectation that severance under our Executive Severance Plan will not be paid to named executives who voluntarily resign from Company service and no additional amounts will be paid under this Plan unless required to obtain additional covenants, transition services, or similar additional consideration determined to be proportionate and necessary and appropriate to protect the interests of the Company and our stockholders.

We maintained our 2021 independent consultant for continued work in 2022.

The Board and our Compensation and Human Resource Committee highly value investor engagement and consider the feedback received from our stockholders during outreach meetings as essential to developing and improving our executive compensation programs. Further, we are committed to continuing our stockholder outreach at least annually in order to elicit critical investor feedback to guide the evolving parameters of these programs.

Business Overview

NCR is a software- and services-led enterprise technology provider that runs stores, restaurants and self-directed banking for our customers, which includes businesses of all sizes. Our software platform, which runs in the cloud and includes microservices and APIs that integrate with our customers' systems, and our NCR-as-a-Service solutions bring together all of the capabilities and competencies of NCR to power the technology to run our customers' operations. Our portfolio includes digital first software and services offerings for banking, retailers and restaurants, as well as payments processing and networks, multi-vendor connected device services, automated teller machines, self-checkout kiosks and related technologies, point of sale terminals, and other self-service technologies. We also resell third-party networking products and provide related service offerings in the telecommunications and technology sector. Our solutions are designed to support our transition to becoming a software platform and payments company. NCR is a global company that is headquartered in Atlanta, Georgia.

Company 2022 Financial Performance

2022 Financial Highlights

Our recurring revenue increased 16% from the prior year (up 20% on a constant currency basis) and comprised 62% of total consolidated revenue

Our revenue increased 10% from the prior year (up 13% on a constant currency basis)

Our full year GAAP diluted EPS from continuing operations attributable to NCR was $0.34 and our full year non-GAAP diluted EPS[1] from continuing operations attributable to NCR was $2.62

Our full year cash flow from operations was $447 million and full year free cash flow[2] was $164 million

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[1] Non-GAAP diluted EPS is a non-GAAP measure. Diluted EPS is the most directly comparable GAAP measure. Refer to the Supplementary Non-GAAP Information section of this proxy statement for the reconciliation of Non-GAAP diluted EPS.

[2] Free cash flow is a non-GAAP measure. Net cash provided by operating activities is the most directly comparable GAAP measure. Refer to the Supplementary Non-GAAP Information section of this proxy statement for the reconciliation of free cash flow.

As demonstrated by the financial highlights above, even in a challenging economic environment where interest rates rose and the U.S. dollar was strong, and where material, labor and freight costs escalated due to supply chain challenges brought on by a global pandemic and the war in Ukraine, NCR continued to successfully implement its strategic business transformation strategy. NCR's executive leadership team adapted to drive strong growth and higher profitability, while also improving customer satisfaction.

Compensation Philosophy and Committee Role

Our executive compensation program rewards executives for achieving and exceeding the Company's strategic business and financial goals in furtherance of stockholder interests. The Committee accomplishes this by generally linking executive compensation to Company-wide metrics and operational results for areas that each member of our executive team directly controls. The Committee regularly evaluates the elements of our program to ensure that they appropriately align executive pay with Company performance, reflect the feedback shared by our stockholders, and are consistent with both Company and stockholder short-term and long-term goals given the dynamic nature of our business and the markets where we compete for talent. The Committee annually approves the design of our executive compensation program, performance objectives, specific goals, results, compensation levels and final compensation for our named executives. For more details on the materials and data considered by the Committee in establishing our 2022 executive compensation program, including a description of our peer group for compensation purposes, see the Our Process for Establishing 2022 Compensation section below.

Best Practices in Executive Compensation – What We Do and Don't Do

Our executive compensation program features many best practices:

WHAT WE DO

✓ **Clarified Severance Policy.** Severance will not be paid under the NCR Executive Severance Plan to named executives who voluntarily resign from Company service and no additional amounts will be paid unless required to obtain additional covenants, transition services, or similar additional consideration determined to be proportionate and necessary and appropriate to protect the interests of the Company and our stockholders.

✓ **Independent Compensation Consultant.** The Committee retains an independent compensation consultant to evaluate and advise on our executive compensation programs and practices, as well as pay mix and levels for our named executives.

✓ **Double Trigger Benefits in the Event of a Change in Control.** Assumed equity awards do not vest in a change in control of NCR unless employment also ends in a qualifying termination.

✓ **Reasonable Change in Control Severance.** Change in control cash severance benefits range from one to three times target cash pay depending upon the executive's position.

✓ **Compliant Procedures for Trading of NCR Stock.** We only permit executive officers to trade in NCR common stock with appropriately protective pre-clearance procedures, including pursuant to a Rule 10b5-1 trading plan.

✓ **Strong Compensation Clawback Policy.** Executive awards are subject to clawback in specified circumstances as described herein.

✓ **Robust Stock Ownership Guidelines.** We require our executive officers to meet our guidelines, which range from two to six times salary, and to maintain the guideline ownership level after any transaction.

WHAT WE DON'T DO

X **No Guaranteed Annual Salary Increases or Guaranteed Bonuses.** Salary increases and bonuses are not guaranteed for our named executives. Salaries are instead based on individual performance evaluations and competitive considerations as determined appropriate by the Committee, with bonuses generally tied to performance on corporate financial and non-financial metrics that link executive and stockholder interests and drive our business priorities.

X **No Compensation Plans that Encourage Excessive Risk Taking.** Based on the Committee's annual review, none of our pay practices incentivize executives or employees to engage in unnecessary or excessive risk-taking.

X **No Hedging or Pledging of NCR Securities.** Our policies prohibit hedging and pledging of the Company's equity securities as described in the Hedging and Pledging Policy section below.

X **Perquisites.** We offer only perks we believe important to be competitive, to attract and retain highly talented executives, enhance productivity and ensure focus on critical business activities, and protect the health, safety and security of our executives. In 2022, the Committee determined that no new executives would receive the medical and financial planning perquisites in the future.

X **No Dividends or Dividend Equivalents Paid on Unvested Equity Awards.** Equity awards must vest before dividends are payable.

X **No Special Executive Pension Benefits.** There are no special executive or broad-based pension benefits for any named executives.

X **No Excise Tax Gross-ups.** Our named executives are not eligible for excise tax gross-ups or tax gross-ups on any perquisites other than standard relocation benefits.

X **No Repricing Stock Options or SARs.** Our Stock Plan prohibits repricing of stock options and stock appreciation rights without prior stockholder approval.

Role of Our Independent Compensation Consultant

To assist in review and oversight of our executive compensation programs, the Committee retains and is advised by Farient Advisors LLC ("Farient"). Farient is a nationally recognized executive compensation consulting firm that is independent of the Company's management and reports directly to the Committee. When making executive compensation decisions, the Committee considered the advice and recommendations of Farient. Farient attended all meetings of the Committee during 2022. Our CEO and our Executive Chair were not present during Committee and Farient discussions about their own compensation. For more information about the role of the independent compensation consultant as an advisor to the Committee in 2022, see the Compensation and Human Resource Committee section above.

Our Process for Establishing 2022 Compensation

Our Committee has the sole authority to establish compensation levels for our named executives. When making compensation decisions, the Committee carefully examines:

- **External Market Analysis – Peer Group and Survey Data** – including reports by the Committee's independent compensation consultant on peer group member pay data and external market surveys;

- **Internal Compensation Analysis – Tally Sheets and Internal Equity** – including management reports on comparable internal compensation levels and compensation history; and

- **Recommendations** – from certain members of management concerning compensation for named executives in the limited circumstances noted below.

External Market Analysis

When determining salary and target annual incentive and long-term incentive opportunities, the Committee evaluates broad-based survey and proxy data and reviews a competitive pay range prepared by its independent compensation consultant. The Committee retains the flexibility to make adjustments to compensation opportunities that respond to market conditions, promotions or expansion of scope of responsibilities, individual performance and internal equity.

Compensation Peer Group. The Committee reviews the Company's compensation peer group annually with its independent compensation consultant and makes changes to the group, as needed. This review includes ensuring the suitability of the peer group for gauging the competitiveness of our pay levels and practices and reviewing our relative dilution when developing the aggregate annual budget for equity compensation awards.

The unique combination of industries represented by our core business creates challenges in identifying comparable companies for executive compensation analysis. We select our peer group by examining other companies in terms of industry, size and recruiting in our GICS (Global Industry Classification Standard) industry group that are in the software and services or technology hardware industries, and are of reasonably similar size based primarily on annual revenues. We also consider other companies outside our GICS industry group where we compete for talent.

Final 2022 Peer Group. The Committee carefully reviewed our 2021 peer group, and with the advice of its independent compensation consultant, continued in 2022 to use the same peer group for purposes of benchmarking our executive compensation program:

ACI Worldwide (ACIW)	Global Payments (GPN)	Paychex (PAYX)
Black Knight (BKI)	Intuit (INTU)	Sabre (SABR)
Citrix Systems (CTXS)	Juniper Networks (JNPR)	Seagate Technology (STX)
Diebold Nixdorf (DBD)	Keysight Technologies (KEYS)	ServiceNow (NOW)
Fidelity National Information Services (FIS)	NetApp (NTAP)	Western Digital (WDC)
Fiserv (FISV)	Gen Digital, Inc. (GEN)	Xerox Holdings (XRX)

External Market Surveys. The Committee reviewed a comprehensive analysis and assessment prepared by its independent compensation consultant, which showed the competitive position of our named executives' pay mix and levels compared to the marketplace using a combination of survey data provided by the Company as well as proxy data from our peer group for the CEO and CFO positions. Market survey data includes surveys concentrated on companies in both general and high-tech industries, which encompasses the Company's competitors for talent. The broad-based surveys give the Committee access to market data for numerous companies under a consistent methodology to assist our understanding of market trends and practices. For 2022, the Willis Towers Watson Executive Compensation Survey was used, which included data on corporate-wide roles for general industry and high-tech companies.

The Committee considers a market competitive range when setting compensation and retains flexibility to set compensation above or below the range based on individual considerations. When setting 2022 compensation levels for Mr. Hayford and Mr. Oliver, the Committee considered our peer group's executive compensation data and general market survey data, weighted at 50% and 50% respectively. For Mr. Sullivan, Mr. Layden, and Mr. Button, the Committee considered general market survey data for similar positions.

Internal Compensation Analysis – Tally Sheets and Internal Equity

Tally Sheets. The Committee reviews comprehensive internal tally sheets showing the total compensation opportunity provided to each of our named executives over a three-year period. The tally sheets allow the Committee to review the degree to which historic, current and projected compensation, including unvested equity awards, support the Company's pay for performance philosophy and retention objectives. The Committee uses the data in the tally sheets to assess actual and projected compensation levels. In addition, the tally sheets are used to compare year-over-year compensation as part of the process of establishing competitive compensation levels for the following year.

Internal Equity. The Committee also reviews internal reports on named executive salaries and incentive plan targets compared to internal peers. To maintain a fair balance throughout the executive level at the Company, we strive for a level of consistency in compensation. Differences in compensation are based on degree of judgment associated with and the strategic nature of particular executive roles, as well as individual performance measured both quantitatively and qualitatively.

Recommendations

In 2022, the Committee also considered recommendations from our CEO, Executive Chair, COO, and Chief Human Resources Officer when establishing compensation levels for named executives other than the CEO and the Executive Chair. No member of management other than the Executive Chair participates in Committee discussions about CEO compensation. No member of management provides recommendations or participates in discussions regarding his or her own compensation.

Compensation Mix for 2022

Compensation Mix for CEO

The portion of performance-based "at risk" compensation increases directly with an executive's role and responsibility within the Company, ensuring that more senior executives have greater accountability for performance. Consistent with our pay for performance philosophy, the Committee directly linked a very significant percentage of our CEO's 2022 target total pay, 92%, to Company performance through quantitative financial metrics, together with non-financial Stakeholder Metrics including NPS and ESG goals that support the strategy of the organization. For our CEO, this percentage of 2022 target total pay includes salary of $1 million, a target 2022 Annual Incentive Plan award of $1.5 million, and a target value for 2022 LTI Plan equity awards of $10 million, consisting of PBRSUs and rTSR RSUs.

Compensation Mix for Other Named Executive Officers

The percentage of target total pay directly linked by the Committee to Company performance for our other named executives averaged 88% for 2022.

2022 Target Total Direct Compensation Mix



2022 CEO Compensation Mix

2022 Other NEO Compensation Mix

2022 Compensation Program Elements and Payouts

The following describes the elements of our 2022 executive compensation program established by the Committee for our named executives, as well as the payouts earned and funded under the program for our named executives.

2022 Salaries

The Committee endeavors to set salaries at a level competitive with our peer group. This helps us attract and retain top quality executive talent, while keeping our overall fixed costs at a reasonable level.

For 2022, the Committee approved the following salaries for our NEOs which remained unchanged from 2021:

2022 Salary ($)

Named Executive Officer	2022 Salary
Michael Hayford	$1,000,000
Owen Sullivan	$ 825,000
Timothy Oliver	$ 625,000
Don Layden	$ 600,000
Adrian Button	$ 600,000

2022 Annual Incentive Plan

Our 2022 Annual Incentive Plan (AIP) established pursuant to the Second Amended and Restated NCR Management Incentive Plan is an annual short-term cash incentive plan designed to promote the attainment of our 2022 NCR Financial Plan, and reward achievement of organizational objectives and effective collaboration across teams.

The Committee established annual target bonuses for our named executives based on market pay ranges and positioning within the senior leadership team. The 2022 target AIP opportunities for our NEOs remained the same as in 2021.

2022 Annual Incentive Plan Target Opportunity
(% of Salary)

Named Executives	Target Bonus
Michael Hayford	150%
Owen Sullivan	150%
Timothy Oliver	150%
Don Layden	150%
Adrian Button	125%

2022 Annual Incentive Plan Metrics

Our AIP metrics and goals strongly link stockholder and executive interests, support NCR's strategic business objectives, including non-financial environmental, social and governance goals (ESG) and customer satisfaction (NPS) goals.



No bonuses are paid unless threshold EBITDA performance is met.

AIP EBITDA continues to be our primary financial performance objective and key corporate compensation metric, but the weighting was reduced from 100% in 2021 to 55% in 2022 in order to provide for other measures that the Committee considered important to our strategy.

New for 2022, the Committee adopted an "Annual Incentive Plan Revenue" metric as an additional corporate financial goal weighted 25%. The addition of this metric directly addresses stockholder input and further differentiates the goals we use for our annual and long-term incentives.

In addition, for 2022 our Committee incorporated Stakeholder Metrics comprised of Environmental, Social and Governance Goals and Net Promoter Score as independent, stand-alone metrics, each weighted 10%, as opposed to a modifier as in 2021. These metrics were designed to measure the ability of our executives to address ESG concerns raised by our main stakeholders, as well as NPS which is a critical measure of success for our business. ESG objectives for 2022 included four categories, each weighted 2.5% out of the total 10% weighting for ESG:

- Social Workforce – eNPS score

- Social – Sustainability Accounting Standards Board Disclosure

- Data Privacy / Security – BitSight Score

- Environmental – Disclosure and targeted reduction of our Greenhouse Gas (GHG) Emissions

Each of these metrics is defined in the Glossary of Key Terms Used In Our CD&A and Executive Compensation Tables section.

2022 Annual Incentive Plan Goals

Each year the Committee sets rigorous performance targets for our AIP based on an evaluation of various factors such as corporate strategy, alignment with stockholder interests, corporate responsibility, our annual financial plan, our performance history, and industry outlook. The Committee established Stakeholder Metrics, including ESG and NPS goals, as qualitative and quantitative measures designed to drive progress toward environmental sustainability, diversity, equity and inclusion, workforce and talent enhancement, information security and customer satisfaction goals.

For 2022, the Committee adopted threshold, target, and maximum funding levels for the AIP objectives which, if achieved, would result in funding at 50%, 100%, and 200%, respectively, funding interpolated between levels. Individual payout for each achieved AIP objective is capped at 200% of target.

Annual Incentive Plan Payout for 2022

The AIP EBITDA achieved by the Company for 2022 was $1.367 billion, which was below the threshold AIP Objective of $1.412 billion as shown in the table below (with each amount shown after constant currency and other Committee approved adjustments noted with respect to the definition of this metric in the Glossary of Key Terms Used In Our CD&A and Executive Compensation Tables section). This resulted in 0% funding for the AIP EBITDA objective under the 2022 Annual Incentive Plan.

The AIP Revenue achieved by the Company for 2022 was $7.821 billion, which was above the threshold AIP objective of $7.469 billion (with each amount shown after constant currency and other Committee approved adjustments noted with respect to the definition of this metric in the Glossary of Key Terms Used In Our CD&A and Executive Compensation Tables section). However, the AIP Revenue objective did not apply since the AIP EBITDA funding gate was not met.

Three of the four Stakeholder Metrics were achieved at either target or above target performance. However, the Stakeholder Metric results did not apply since the AIP EBITDA funding gate was not met.

While the other AIP objectives were met or exceeded in 2022, since the AIP EBITDA funding gate did not exceed threshold performance, the AIP objectives resulted in an earned payout of 0% of target as shown in the chart below.

2022 AIP Objectives[1] and Performance Results

	Weight	Modifier Range			Performance Result	Potential Funding Based on Performance Results	Net Funding Amount
		Threshold (50% Earned)	Target (100% Earned)	Maximum (200% Earned)			
AIP EBITDA	55%	$1,412M	$1,485M	$1,622M	**$1,367M**	0%	0%
AIP Revenue	25%	$7,469M	$7,916M	$8,364M	**$7,821M**	89%	0%
ESG	10%	Below Expectations	Achieve Expectations	Exceed Expectations	**Achieved Expectations[2]**	0%[3]	0%
NPS	10%	0% Increase from 2021	8.3% Increase from 2021	16.7% Increase from 2021	**8.3% Increase from 2021**	100%	0%

[1] The AIP EBITDA and AIP Revenue objectives are shown after constant currency and other Committee approved adjustments noted with respect to the definition of this metric in the Glossary of Key Terms Used In Our CD&A and Executive Compensation Tables section.
[2] Three (3) of four (4) ESG AIP objectives achieved or exceeded expectations in 2022.
[3] Threshold results must be met on all four (4) ESG AIP objectives for funding to occur.

Consequently, the total 2022 Annual Incentive Plan funded payouts for our named executives are shown in the chart below.

Named Executive	Target Bonus[1]	Earned and Funded Payout (% of Target)	Total Funded Bonus Payout
Michael Hayford	$1,500,000		$ —
Owen Sullivan	$1,237,500		$ —
Timothy Oliver	$ 937,500	**0% of Target**	$ —
Don Layden	$ 900,000		$ —
Adrian Button	$ 750,000		$ —

[1] Based on salary for Mr. Hayford, Mr. Sullivan, Mr. Oliver, Mr. Layden and Mr. Button.

Long-Term Incentive Program

Our Long-Term Incentive Program (LTIP) directly aligns a large portion of the total compensation of our named executives with Company performance and changes in stockholder value. In direct response to stockholder feedback, our Committee granted 100% of our 2022 LTI award value for named executives in the form of performance-based RSUs (PBRSUs). New for 2022, the Committee adopted a rTSR metric for PBRSU (40% weighting). These rTSR RSUs can only be earned if rigorous rTSR performance conditions are met by achieving above market goals for target and maximum awards. For the remaining 60% of our 2022 PBRSU award value, we continued to use the LTI Recurring Revenue and LTI EBITDA metrics, which continue to be key indicators of our strategic execution, foundational to our long-term success, and supported by our stockholders. See definitions of these metrics in the Glossary of Key Terms Used In Our CD&A and Executive Compensation Tables section.



2022 – 2024 PBRSUs

As in prior years, PBRSUs based on LTI EBITDA and LTI Recurring Revenue with a three-year performance period from January 1, 2022 through December 31, 2024 were awarded to all named executives in February 2022. The final earned award can range from 0% to 200% of the target RSUs, based on the Company's achievement of the performance metrics. RSUs earned from achieving performance goals will cliff-vest on the three-year anniversary of the grant date, generally subject to continued Company service through that date.

The Committee set rigorous performance targets for our PBRSUs based on an evaluation of various factors such as corporate strategy, alignment with stockholder interests, corporate responsibility, our annual financial plan, our performance history, and industry outlook. For the 2022 – 2024 performance cycle, the Committee adopted threshold, target, and maximum funding levels for the PBRSU objectives which, if achieved, would result in funding at 50%, 100%, and 200%.

LTI Recurring Revenue- and LTI EBITDA-based RSUs may be earned based on the following terms:

- Progress against LTI Recurring Revenue and LTI EBITDA metrics will be measured annually and interpolated between discrete points

- In each successive year, the baseline is reset with prior year's actual results and increased using specified levels of growth

- Each individual year's payout calculation would range from 0%-200% of target payout based on performance

- Final payout will be calculated as the average of the three (3) individual year's performance payout measurements, ranging from 0%-200% of target payout

Also in February of 2022, the Committee awarded rTSR RSUs to all named executives. These rTSR RSUs may be earned based on the performance of the TSR of our common stock relative to the S&P MidCap 400 Value Index, over the performance period between February 25, 2022 and December 31, 2024. This index tracks the investment results of similarly sized U.S public companies and of which we are a constituent.

FY22-24	rTSR Percentile Achieved Relative to S&P MidCap 400 Value Index	Payout (% of Target)[1]
Maximum	≥ 80th%ile	200%
Target	55th%ile	100%
Threshold	25th%ile	50%
< Threshold	< 25th%ile	0%

[1] Interpolate for performance between discrete points.

The rTSR-based RSUs may be earned based on the following terms:

- Shares are earned if the Company achieves >25th percentile rTSR with the percent of target payout based on an interpolation between discrete points up to 200%

- An absolute rTSR governor caps awards at Target unless absolute TSR is greater than or equal to 0%.

Performance Goals for Performance Period Ending in 2022

The Committee established the goals for the first year in the performance period of the January 1, 2022 – December 31, 2024 PBRSUs as follows:

2022 PBRSUs-Goals for 2022
(in millions)

LTI Recurring Revenue[1] (50% Weighting)	LTI EBITDA[1] (50% Weighting)	Percent of Target
$5,192 M	$1,564 M	200% of target
$4,910 M	$1,472 M	100% of target
$4,645 M	$1,377 M	50% of target

[1] Performance between goal levels shown in the Chart above will be interpolated on a linear basis, with payout capped at 200% of target.

- Prior to Committee approved adjustments, the 2022 LTI Recurring Revenue and 2022 LTI EBITDA targets represent an increase of 8% and 10%, respectively, over the applicable 2021 LTI Recurring Revenue and 2021 LTI EBITDA results.

- The LTI Recurring Revenue and LTI EBITDA goals noted above are each shown after constant currency and other Committee approved adjustments noted with respect to the definitions of these metrics in the Glossary of Key Terms Used In Our CD&A and Executive Compensation Tables section.

Because subsequent years will require specified levels of growth, upon completion of the three-year performance period the final payout will be calculated as the average of the three annual payout results, subject to the Committee's evaluation of cumulative growth, and may be adjusted downward by the Committee as determined necessary or appropriate in its discretion.

2022 LTI Program – Equity Award Values

This chart shows the target value and the accounting grant date fair values of the 2022 LTI equity awards approved by the Committee for all named executives. The target values approved by the Committee as shown in the first column of the chart differ from the total values shown in the last column because the target values were converted to a number of RSUs based on the closing price of NCR common stock on the date of grant.

Named Executive	Target Value Approved by the Committee	Performance-Based RSUs[1]	rTSR RSUs[1]	Total 2022 Annual LTI Award Value[2]
Michael Hayford	$ 10,000,000	$ 6,000,011	$ 5,597,681	$ 11,597,692
Owen Sullivan	$ 6,000,000	$ 3,600,023	$ 3,358,585	$ 6,958,608
Timothy Oliver	$ 4,000,000	$ 2,399,988	$ 2,239,095	$ 4,639,083
Don Layden	$ 4,000,000	$ 2,399,988	$ 2,239,095	$ 4,639,083
Adrian Button	$ 2,500,000	$ 1,500,003	$ 1,399,420	$ 2,899,423

[1] These columns show the valuation of performance-based RSUs and rTSR RSUs for all named executives made in early 2022, as determined in accordance with FASB ASC Topic 718. rTSR RSUs are valued using a Monte Carlo valuation, which simulates a distribution of stock prices for equity awards throughout the remaining performance period for the awards, based on certain assumptions of NCR common stock price behavior. PBRSUs are valued by applying the applicable NCR common stock price on the grant date. The grant date fair value for the rTSR RSU awards is $57.67.

[2] Represents the grant date fair value of the RSUs, as shown in the Grants of Plan-Based Awards Table section of this proxy statement.

2020 – 2022 PBRSU Goals and Results

In February 2020, the Committee granted PBRSUs based on LTI Recurring Revenue and LTI EBITDA.

In February 2023, the Committee approved the performance results for the 2020 PBRSUs, for the performance period of January 1, 2020 through December 31, 2022 at 108.7% of their target award based on achieving the following results:

Performance Period	1st Year (1/1/2020 – 12/31/2020)		2nd Year (1/1/2021 – 12/31/2021)		3rd Year (1/1/2022 – 12/31/2022)	
Metric[1]	LTI Recurring Revenue	LTI EBITDA	LTI Recurring Revenue	LTI EBITDA	LTI Recurring Revenue	LTI EBITDA
Maximum (200% of target payout)	$3,571M	$1,199M	$3,845M	$1,135M	$5,193M	$1,685M
Target (100% of target payout)	$3,246M	$1,090M	$3,495M	$1,032M	$4,721M	$1,532M
Threshold (50% of target payout)	$2,921M	$ 981M	$3,146M	$ 929M	$4,249M	$1,379M
Actual	$3,340M	$ 973M	$3,572M	$1,220M	$4,741M	$1,525M
Annual Result (% of Target Payout)	64.2%		161.0%		101.1%	
Avg. of Annual Results	108.7%					

[1] The LTI Recurring Revenue and LTI EBITDA results are shown after constant currency and other Committee approved adjustments noted with respect to the applicable definition of these metrics in the Glossary of Key Terms Used In Our CD&A and Executive Compensation Tables sections.

2020 and 2021 Performance Share RSUs Results

2021 Performance Share RSU Results

On February 23, 2021, performance share RSUs (replaced in 2022 with the rTSR-based PBRSUs) with an NCR stock price appreciation goal were awarded to all named executives.

The final earned payout for these 2021 performance share RSUs could have ranged from 0% to 200% of the target RSUs, determined by multiplying the target RSUs by the "stock price multiplier," which was defined as the average closing market price of NCR common stock for the ten trading days ending on December 30, 2022, divided by the closing market price of such stock on the date of grant (stock price on February 23, 2021 was $35.41), up to 200% of target.

The Committee approved the final earned payout of the 2021 performance share RSUs at 65.26% of target, as the average stock price for the ten trading days ending on December 30, 2022 was $23.11, resulting in a stock price multiplier of 65.26% ($23.11/$35.41). 50% of the 2021 performance shares RSUs vested on December 31, 2022, with the remaining 50% vesting on December 31, 2023.

2020 Performance Share RSU Results

In August 2021, the Committee took the unusual step of retroactively amending the outstanding 2020 performance share RSU grants for our named executives who received such awards by subjecting the RSUs to greater downside risk and extending the vesting date to December 15, 2022. These 2020 performance share RSUs originally vested 50% on December 31, 2021 and 50% on December 31, 2022.

The performance period was also extended from 18 to 30 months. Performance had been achieved at maximum at the time of the amendment and at the original performance measurement date, so the amendment added downside risk with no additional upside opportunity.

The final earned payout could have ranged from 0% to 200% of the target RSUs, determined by multiplying the target RSUs by the "stock price multiplier," which was defined as NCR's stock price on December 15, 2022, divided by the closing market price the date of grant (stock price on July 1, 2020 was $16.97), up to 200% of target.

The Committee approved the final earned payout of the 2020 performance share RSUs for the named executives at 136.36% of target, as the stock price on December 15, 2022 was $23.14, resulting in a stock price multiplier of 136.36% ($23.14/$16.97). All of the 2020 performance shares for the named executives vested on December 15, 2022.

If these performance share RSUs had not been retroactively amended, they would have paid out at 200% rather than the final payout of 136.36%.

Other Benefits and Perquisites

Like our other full-time salaried U.S. employees, the named executives participate in a variety of 401(k) and health and welfare benefit programs designed to attract, retain and motivate our workforce and keep us competitive with other employers. Our 401(k) plan encourages employees to save and prepare financially for retirement. Health and welfare and paid time-off benefits help our workforce stay healthy, focused and productive.

The named executives are eligible for other limited benefits that the Committee considers reasonable and appropriate under our executive compensation philosophy. These benefits, which do not represent a significant portion of our named executives' total compensation, are intended to attract and retain highly qualified talent, minimize distractions from critical Company business and protect the health, safety and security of our key executives. These benefits are shown in our Perquisites – 2022 Table and reported as "All Other Compensation" in our Summary Compensation Table. They include financial counseling, executive medical exams, relocation benefits, and with respect to Mr. Hayford, Mr. Sullivan, Mr. Oliver, and Mr. Layden, certain personal use of corporate aircraft. The Committee prohibits all tax reimbursements (or tax gross-ups) with the exception of those provided in connection with relocations required by the Company, which are generally also provided to non-executive employees. In respect to financial counseling and executive medical exams, the Committee discontinued these perquisites for all new executives.

Severance Benefits – Standard Severance and Change in Control (CIC) Severance

Change in Control (CIC) Severance Benefits

If the Company considers potential change in control transactions, we want to ensure that key executives are incentivized to remain with us during this process and evaluate the transactions in an objective and undistracted way in order to support stockholder value. For these reasons, we maintain the Change in Control Severance Plan for our senior executive team. Under this plan, we pay only "double-trigger" separation benefits, that is, benefits pay out only if both a change in control occurs and employment ends in a qualifying termination. There are no tax gross-ups under the plan for any named executives.

Our Change in Control Severance Plan has two benefit levels that apply to our named executives. For more about plan benefit levels for the named executives and double-trigger benefits, see the Potential Payments Upon Termination or Change in Control section below.

Standard Severance Benefits (Non-CIC)

We provide our key executives reasonable severance benefits to ensure that we remain competitive with other employers, and to help us attract and retain top talent. Our Executive Severance Plan provides certain severance benefits in the event employment ends in a qualifying termination not connected to a change in control. For more about these severance benefits and the multipliers used to determine the executives' benefits, see the Potential Payments Upon Termination or Change in Control section below.

The Committee has affirmed its expectation that severance will not be paid under the Executive Severance Plan to named executives who voluntarily resign from Company service and no additional amounts will be paid under this Plan unless required to obtain additional covenants, transition services, or similar additional consideration determined to be proportionate and necessary and appropriate to protect the interests of the Company and our stockholders.

Stock Ownership Requirements

The Committee recognizes that executive stock ownership plays a critical role in aligning the interests of management with those of stockholders. We also believe that our most senior executives should maintain a significant personal financial stake in NCR to promote a long-term perspective in managing our business. For these reasons, we require that our named executives own NCR common stock worth a guideline multiple of salary. Shares that count toward the guideline include shares owned personally, time-based RSUs, PBRSUs, performance share RSUs, and stock acquired through our Employee Stock Purchase Plan. Stock options do not count toward the guideline. Newly hired or promoted executives have five years to reach their guideline. The Table below shows our current guidelines.

As of February 28, 2023, Mr. Hayford, Mr. Sullivan, Mr. Oliver, and Mr. Layden met our stock ownership guidelines based on 2022 salary levels.

Stock Ownership Guideline as a Multiple of Salary

Named Executive	Guideline
Michael Hayford	6
Owen Sullivan	5
Timothy Oliver	4
Don Layden	3

Compensation Clawback Policy

We have a policy generally providing that short-term and long-term incentive awards provided to our executive officers, including our named executives, are subject to clawback (forfeiture or repayment), as directed by the Committee, if:

- The payment, grant or vesting of the award was based on achieving financial results that were the subject of a restatement of the Company's financials within three years; and

- The Committee determines in its sole discretion that the executive officer's negligence, fraud or misconduct caused or contributed to the need for the restatement, and that forfeiture or repayment is in the best interests of the Company and our stockholders.

If it is determined that the above conditions are met, then to the full extent permitted by law and as directed by the Committee, the executive officer must also forfeit any outstanding equity awards and repay amounts received from time-based equity award vesting and gains from stock option exercises.

Hedging and Pledging Policy

Our Insider Trading Policy incorporates the Company's prohibitions against hedging, pledging and related transactions. The Policy applies to all officers, directors, employees (including temporary employees) and contractors of the Company and its subsidiaries who have access, including temporary access, to material nonpublic information, as well as certain family members of, and individuals who live in the same household as, are financially dependent on, or whose transactions (including transactions by an entity) in NCR's securities are directed by or subject to the influence or control of, any such person.

In order to restrict covered persons from engaging in transactions that hedge or offset, or are designed to hedge or offset, fluctuation in the market value of NCR equity securities, our Insider Trading Policy prohibits covered persons from directly or indirectly engaging in hedging activities or transactions of derivative securities of the Company at any time. In addition, because a margin or foreclosure sale may occur at a time when individuals are in possession of material nonpublic information or otherwise are not permitted to trade in NCR securities, our directors, executive officers and designated key employees are prohibited from taking margin loans where NCR securities are used, directly or indirectly, as collateral for the loan. Such individuals are also prohibited from pledging NCR securities as collateral for a loan.

Tax Considerations in Setting Executive Compensation

Under Federal tax rules in effect for tax years beginning on and after January 1, 2018 (which tax rules eliminated a performance-based compensation exception that was previously available), compensation over $1 million paid annually for certain covered employees, including the named executives, generally is not deductible for federal tax purposes. As has been the case historically, the Committee continues to have the ability to pay compensation to our named executives in appropriate circumstances, even if such compensation is not fully deductible.

Glossary of Key Terms Used In Our CD&A and Executive Compensation Tables

- **"Adjusted EBITDA"** is defined as the Company's GAAP net income (loss) from continuing operations attributable to NCR plus interest expense, net; plus income tax expense (benefit); plus depreciation and amortization; plus stock-based compensation expense; plus other income (expense); plus pension mark-to-market adjustments, pension settlements, pension curtailments and pension special termination benefits and other special items, including amortization of acquisition-related intangibles and transformation and restructuring charges (which includes integration, severance and other exit and disposal costs), among others. The special items are considered non-operational so are excluded from the Adjusted EBITDA metric utilized by our management in evaluating segment performance and are separately delineated to reconcile back to total reported income (loss) from continuing operations attributable to NCR. This format is useful to investors because it allows analysis and comparability of operating trends. It also includes the same information that is used by NCR management to make decisions regarding the segments and to assess our financial performance. Refer to the table below in the <u>Supplementary Non-GAAP Information</u> section of this proxy statement for the reconciliations of net income (loss) from continuing operations attributable to NCR (GAAP) to Adjusted EBITDA (non-GAAP).

- **"AIP"** means the NCR Annual Incentive Plan established pursuant to the Second Amended and Restated NCR Management Incentive Plan.

- **"AIP EBITDA"** for purposes of our 2022 Annual Incentive Plans equals Adjusted EBITDA for the Company, adjusted to eliminate the impact of foreign currency fluctuations during the performance period, based on the same foreign exchange rates used to establish the Company's applicable financial plan, and excludes the impact of mergers and acquisitions completed during the performance period. Further adjusted as determined in the sole discretion of the Committee.

- **"AIP Revenue"** for purposes of our 2022 Annual Incentive Plan equals NCR's GAAP revenue, adjusted to exclude any material unplanned mergers and acquisitions activity during 2022 and the revenue impact of the shift to recurring versus the 2022 budgeted value of $207M. Shift to recurring is defined as eliminating the net impact of the shift to recurring revenue by treating all new contracts as if they would have been accounted for as revenue upfront during the year of signing in accordance with prior practice versus the amount to be recognized during the year of signing on a recurring revenue basis. Further adjusted as determined in the sole discretion of the Committee.

- **"CD&A"** means the <u>Executive Compensation – Compensation Discussion and Analysis</u> section included herein.

- **"Change in Control Severance Plan"** means the Amended and Restated NCR Change in Control Severance Plan.

- **"Committee"** means the Compensation and Human Resource Committee of the NCR Board of Directors.

- **"constant currency"** means certain financial measures, excluding the effects of foreign currency translation by translating prior period results at current period monthly average exchange rates. Due to the overall variability of foreign exchange rates from period to period, NCR's management uses constant currency measures to evaluate period-over-period operating performance on a more consistent and comparable basis. NCR's management believes that presentation of financial measures without this result may contribute to an understanding of the Company's period-over-period operating performance and provides additional insight into historical and/or future performance, which may be helpful to investors. Refer to the table below in the <u>Supplementary Non-GAAP Information</u> section of this proxy statement for the reconciliations of total revenue growth, recurring revenue growth and Adjusted EBITDA growth on a constant currency basis (non-GAAP).

- **"ESG"** means environmental, social and governance.

- **"Executive Severance Plan"** means the NCR Executive Severance Plan.

- **"LTI"** means long-term incentive.

- **"LTI EBITDA"** for purposes of our Long-Term Incentive Plans equals Adjusted EBITDA for the Company (as defined herein), further adjusted to eliminate the impact of foreign currency fluctuations during the performance period, incorporate (for 2020, eliminate) the impact of mergers and acquisitions and eliminate the net impact of the shift to recurring revenue by treating all new contracts as if they would have been accounted for as revenue upfront during the year of signing in accordance with prior practice versus the amount to be recognized during the year of signing on a recurring revenue basis. Further adjusted as determined in the sole discretion of the Committee.

- **"LTI Plan"** means the NCR Long-Term Incentive Plan.

- **"LTI Recurring Revenue"** for purposes of our Long-Term Incentive Plans equals recurring revenue for the Company (as defined herein), adjusted to eliminate the impact of foreign currency fluctuations during the performance period, and incorporate (for 2020, eliminate) the impact of mergers and acquisitions completed during such period. Further adjusted as determined in the sole discretion of the Committee.

- **"Named executives"** or **"NEOs"** means our Named Executive Officers.

- **"NPS"** means our Net Promoter Score.

- **"PEO"** means principal executive officer, who is Michael Hayford, our CEO.

- **"recurring revenue"** includes all revenue streams from contracts where there is a predictable revenue pattern that will occur at regular intervals with a relatively high degree of certainty. This includes hardware and software maintenance revenue, cloud revenue, payment processing revenue, interchange and network revenue, cryptocurrency-related revenue and certain professional services arrangements, as well as term-based software license arrangements that include customer termination rights.

- **"rTSR"** means relative total shareholder return.

- **"Stock Plan"** or **"2017 Stock Incentive Plan"** means the NCR Corporation 2017 Stock Incentive Plan, as amended.

- **"TSR"** means total shareholder return.

Proxy Statement

Executive Compensation Tables

These Executive Compensation Tables use capitalized terms, certain of which are defined in the Glossary of Key Terms Used In Our CD&A and Executive Compensation Tables section, including certain terms used with respect to the metrics established for the Company's incentive plans.

Summary Compensation Table

Our Summary Compensation Table below shows the total compensation paid to or earned by each of our named executives with respect to the fiscal year ending December 31, 2022, and for those individuals who were then named executives, with respect to the fiscal years ending December 31, 2021 and December 31, 2020.

Summary Compensation Table ($)

Name and Principal Position (a)	Year (b)	Salary (c)[(1)]	Stock Awards (d)[(2)]	Option Awards (e)[(3)]	Non-Equity Incentive Plan Compensation (f)[(4)]	All Other Compensation (g)[(5)]	Total (h)
Michael Hayford Chief Executive Officer	**2022**	1,000,000	11,597,692	—	—	145,903	12,743,595
	2021	984,813	11,331,818	—	2,325,000	198,870	14,840,501
	2020	317,102	10,895,960	7,150,000	9,843,750	118,454	28,325,266
Owen Sullivan President & Chief Operating Officer	**2022**	825,000	6,958,608	—	—	204,547	7,988,155
	2021	755,962	7,032,801	—	1,773,529	79,953	9,642,245
	2020	474,039	6,537,585	4,290,001	5,700,000	66,892	17,068,517
Timothy Oliver Senior Executive Vice President & Chief Financial Officer	**2022**	625,000	4,639,083	—	—	124,384	5,388,467
	2021	625,000	4,532,716	—	1,453,125	212,534	6,823,375
	2020	288,462	2,000,005	1,999,999	2,812,500	105,462	7,206,428
Adrian Button Executive Vice President, Product and Service Operations	**2022**	600,000	2,899,423	—	—	27,869	3,527,292
	2021	578,193	2,832,978	—	1,162,500	27,369	4,601,040
	2020	468,462	2,476,348	1,624,997	2,250,000	27,292	6,847,099
Don Layden Executive Vice President, President, Payments & Network, Head of Strategy and M&A	**2022**	600,000	4,639,083	—	—	39,559	5,278,642
	2021	140,769	2,832,978	—	351,616	1,320,490[(6)]	4,645,853

(1) Cash compensation for Mr. Hayford in 2020 was $317,102 due to the voluntary temporary reduction in his salary as approved by the Committee starting April 4, 2020 and the Company's failure to achieve the 2020 Annual Incentive Plan AIP EBITDA threshold, which was not changed due to the COVID-19 global pandemic. The 2020 cash compensation of each of Mr. Sullivan and Mr. Button was also reduced for the same reasons to $474,039 and $468,462, respectively. For Mr. Oliver, who joined the Company in July 2020 without a salary reduction, his 2020 cash compensation of $288,462 also reflects the Company's underperformance under our 2020 Annual Incentive Plan noted above. Impacted base salaries were restored to pre-reduction levels effective January 1, 2021. For Mr. Layden, this column represents salary from October 1, 2021 (when he commenced employment) through December 31, 2021. For further details, see the Agreements with Our Named Executives section below.

(2) This column shows the aggregate accounting grant date fair value, as determined in accordance with FASB ASC Topic 718, of stock awards granted to each named executive in the applicable year. See Note 8 of the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 for an explanation of the assumptions we make in the valuation of our equity awards. For 2022, PBRSUs are valued by applying the applicable NCR common stock price on the date of grant. rTSR RSUs are valued using a Monte Carlo valuation, which simulates a distribution of stock prices for equity awards throughout the remaining performance period of the awards, based on certain assumptions of NCR common stock price behavior. The Monte Carlo value for rTSR RSUs differ from target value approved by the Committee, as the latter were converted to a number of RSUs based on the closing price of NCR common stock on the date of grant. Assuming achievement of the highest level of performance, the aggregate grant date fair values of the PBRSUs and the rTSR RSUs granted in 2022 are: Mr. Hayford: $23,195,384; Mr. Sullivan: $13,917,217; Mr. Oliver: $9,278,167; Mr. Button: $5,798,846; Mr. Layden: $9,278,167.

(3) Represents the grant date fair value of the option awards granted in the applicable year. See Note 8 of the Notes to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 for an explanation of the assumptions we make in valuing our option awards.

(4) For 2022, although several metrics were achieved and exceeded under the 2022 Annual Incentive Plan, there is no earned payout since the 2022 Annual Incentive Plan EBITDA threshold was not met. For 2021, this column represents amounts earned under our

2021 Annual Incentive Plan. For 2020, this column does not include any cash payments and consists entirely of RSUs awarded in February 2021 to eligible named executives in full settlement of earned awards under the NCR Strategic Transformation Fitness Plan adopted by the Committee in 2019, a long-term strategic transformation compensation plan that targeted and achieved in excess of $150 million in recurring annual EBITDA improvements and in excess of $250 million in cash savings, which RSUs remained subject to a one-year restriction period following vesting, during which period the underlying shares may not be sold or otherwise alienated. For more details on this plan, see the NCR Strategic Transformation Fitness Plan section in the Executive Compensation – Compensation Discussion & Analysis section of the Proxy Statement for our 2021 Annual Meeting.

(5) The amounts in this column consist of the aggregate incremental cost to the Company of the perquisites provided to our named executives, any insurance premiums paid by the Company with respect to life insurance for the benefit of our named executives, contributions made by the Company to the NCR Savings Plan (our 401(k) plan) on behalf of our named executives and certain other payments. Additional details regarding these amounts are included in the All Other Compensation – 2022 Table, the Perquisites – 2022 Table and the Agreements with Our Named Executives section below.

(6) For 2021, this amount for Mr. Layden includes (i) perquisites provided to him after his commencement of employment on October 1, 2021, and (ii) amounts earned in 2021 before commencing employment consisting of consulting fees together with a transaction incentive fee for his leadership with respect to the Cardtronics Acquisition and certain other 2021 merger and acquisition activity, in the aggregate of $1,235,000. For further details, see the Agreements with Our Named Executives section below.

All Other Compensation Table

This Table shows the value of Company-paid perquisites and other personal benefits, insurance premiums and Company matching contributions to the NCR Savings Plan, our broad-based 401(k) plan, on behalf of our named executives in 2022:

All Other Compensation – 2022 ($)

Named Executive	Perquisites and Other Personal Benefits(1)	Insurance Premiums(2)	Company Contributions to Retirement / 401(k) Plans(3)	Total
Michael Hayford	135,601	52	10,250	145,903
Owen Sullivan	193,446	851	10,250	204,547
Timothy Oliver	113,489	645	10,250	124,384
Adrian Button	17,000	619	10,250	27,869
Don Layden	28,690	619	10,250	39,559

(1) This column shows the Company's aggregate incremental cost for the perquisites and other personal benefits described in the Perquisites - 2022 Table.

(2) This column shows the value of Company-paid premiums for life insurance for the benefit of our named executives.

(3) This column shows Company matching contributions to our broad-based 401(k) plan, which the Company also makes for our non-executive participants in that plan.

Perquisites Table

This Table shows the aggregate incremental cost to the Company for perquisites for our named executives in 2022.

Perquisites – 2022 ($)

Named Executive	Corporate Aircraft Usage[1]	Executive Medical Program[2]	Financial Planning Allowance[3]	Relocation[4]	Total
Michael Hayford	118,601	5,000	12,000	—	135,601
Owen Sullivan	176,446	5,000	12,000	—	193,446
Timothy Oliver	56,168	5,000	12,000	40,321	113,489
Adrian Button	—	5,000	12,000	—	17,000
Don Layden	11,690	5,000	12,000	—	28,690

[1] This column shows the Company's incremental cost for personal usage of the corporate aircraft. Personal use of aircraft includes travel between an executive's principal place of residence and the Company's headquarters in Atlanta and other locations. The Company believes this is an important incentive to attract top-tier talent in the highly competitive technology industry. The Company provides the use of corporate aircraft in order to support the efficiency and productivity of our executives, protect their personal safety and security, and to ensure the confidentiality of our business. Protecting the health and safety of our executives during the COVID-19 pandemic resulted in additional usage. We will continue to monitor this as the pandemic evolves. We calculated this incremental cost by determining the variable operating cost to the Company, including items such as fuel, landing and terminal fees, crew travel expenses and operational maintenance. Expenses determined to be less variable in nature, such as general administration, depreciation and pilot compensation, were not included in this incremental cost. On occasion, family members and close associates traveled with or at the authorization of our CEO on corporate aircraft; the Company incurred de minimis incremental costs as a result of such travel, which costs are included in the Table.

[2] This column shows the Company-paid maximum amount available to named executives for medical diagnostic services under our Executive Medical Exam Program. Though some executives may not use the maximum, for privacy reasons we choose to disclose the maximum benefit available under the Program ($5,000 for those under age 65 and $10,000 for those age 65 or older), rather than the amount actually used.

[3] This column shows the Company-paid amounts for financial planning assistance under our Executive Financial Planning Program.

[4] This column shows relocation expenses related to our named executives. For Mr. Oliver, the amount shown includes a tax gross-up of $20,321.

Agreements with Our Named Executives

Our named executives have agreements with the Company that generally describe, among other things, their initial base salaries, bonus opportunities and equity awards, as well as benefit plan participation and applicable restrictive covenants. These agreements generally are not updated to reflect ordinary-course compensation changes.

Employment Agreements with Our Chief Executive Officer

Mr. Hayford: Mr. Hayford's April 27, 2018 employment agreement describes his initial salary, incentive opportunities and awards, benefit plan participation and related items including noncompete and other restrictive covenants. The agreement also provides for Mr. Hayford's Executive Severance Plan participation with a separation benefit of one and one-half times (1.5x) salary plus target bonus, and Change in Control Severance Plan participation with a Tier I separation benefit of three times (3x) salary plus target bonus. If his employment is terminated other than for cause or if he resigns for good reason, under the agreement Mr. Hayford's unvested 2018 option award vests immediately and remains exercisable for 1 year (or until earlier expiration). "Cause" generally means grounds for cause under our Change in Control Severance Plan, felony conviction or material Code of Conduct violation. "Good reason" generally means assignment of duties inconsistent with position, authority, duties or responsibilities or diminution in such items, relocation over 40 miles or material breach of employment agreement or 2018 option award agreements.

On February 16, 2023, the Company entered into an employment agreement amendment with Mr. Hayford (the "Hayford Amendment"), which provides that: (i) for purposes of the Change in Control Severance Plan, if his employment is terminated without cause or he resigns for good reason (as defined in the Change in Control Severance Plan) within the two-year period following, or the ninety-day period preceding, a "qualified transaction" (as defined in the Hayford Amendment, which includes, among other things, a spin-off, split-off or sale of the Commerce or Banking segment or a sale of more than 50% of the Company's assets), he will receive the separation benefits that he is currently eligible to receive under the Change in Control Severance Plan upon a termination without cause or resignation for good reason following a change in control; (ii) for purposes of any then-outstanding equity awards, if his employment is terminated without cause or he resigns for good reason within the two-year period following, or the ninety-day period preceding, a qualified transaction, he will receive the accelerated vesting treatment (and for any stock options, the post-termination exercise period) as set forth in the applicable award agreements upon a "Change in Control Termination" or "Good Reason Termination," as the case may be, that occurs in connection with a change in control in which the equity awards are assumed, converted or replaced; (iii) for purposes of any pre-2023 equity awards, if his employment is terminated for any reason other than for cause on or after August 13, 2024, he will receive the vesting treatment that he would have received upon a "mutually agreed retirement" approved by the CHRC, and any vested options will remain outstanding and exercisable through their original expiration dates; and (iv) the completion of a qualified transaction will constitute good reason for purposes of the Change in Control Severance Plan and any equity awards.

Employment Agreements with Other Named Executives

__Mr. Sullivan:__ Mr. Sullivan's July 18, 2018 employment agreement describes his initial salary as Chief Operating Officer, incentive opportunities and awards, benefit plan participation and related items including noncompete and other restrictive covenants. The agreement also provides for Mr. Sullivan's Executive Severance Plan participation with a separation benefit of one and one-half times (1.5x) salary plus target bonus, and Change in Control Severance Plan participation with a Tier I separation benefit of three times (3x) salary plus target bonus. If his employment is terminated (other than for cause) or if he resigns for good reason, under the agreement Mr. Sullivan's unvested 2018 equity awards vest immediately, and his 2018 option awards remain exercisable for 1 year (or until earlier expiration). "Cause" and "good reason" generally have the same meanings noted for Mr. Hayford above.

On February 13, 2023, the Company entered into an employment agreement amendment with Mr. Sullivan (the "Sullivan Amendment"), which provides that: (i) for purposes of the Executive Severance Plan, if Mr. Sullivan resigns for good reason, he will receive the separation benefits that he is currently eligible to receive under the Executive Severance Plan upon a termination without cause; (ii) for purposes of the Change in Control Severance Plan, if his employment is terminated without cause or he resigns for good reason within the two-year period following a qualified transaction, he will receive the separation benefits that he is currently eligible to receive under the Change in Control Severance Plan upon a termination without cause or resignation for good reason following a change in control; (iii) the completion of a qualified transaction will constitute good reason for purposes of the Change in Control Severance Plan and any 2023 equity awards;(iv) for purposes of any pre-2023 equity awards, if Mr. Sullivan's employment is terminated for any reason other than for cause, he will receive the vesting treatment that he would have received upon a "mutually agreed retirement" approved by either the Chief Executive Officer or the CHRC, and any vested options will remain outstanding and exercisable through their original expiration dates, provided that if his employment is terminated for cause or he resigns without good reason prior to the earlier to occur of either December 1, 2023, or the occurrence of a qualified transaction, he will not be entitled to receive such vesting and post-termination exercisability treatment; and (v) for purposes of any 2023 equity awards, if his employment is terminated for any reason other than for cause, he will receive the vesting treatment that he would have received upon a qualified retirement occurring on or after the first anniversary of the grant date, provided that if his employment is terminated for cause or he resigns without good reason prior to the earlier to occur of either the first anniversary of the grant date or the occurrence of a qualified transaction, he will not be entitled to receive such vesting treatment.

Mr. Oliver: Mr. Oliver's June 17, 2020 employment agreement describes his initial salary as Chief Financial Officer, incentive opportunities and awards, benefit plan participation and related items including noncompete and other restrictive covenants. The agreement also provides for Mr. Oliver's Executive Severance Plan participation with a separation benefit of one and one-half times (1.5x) salary plus target bonus, and Change in Control Severance Plan participation with a Tier I separation benefit of three times (3x) salary plus target bonus. If his employment is terminated other than for cause or if he resigns for good reason, under the agreement Mr. Oliver's unvested 2020 sign-on equity awards vest immediately, and his 2020 sign-on options remain exercisable for one year (or until earlier expiration). "Cause" and "good reason" generally have the same meanings noted for Mr. Hayford above.

On February 13, 2023, the Company entered into an employment agreement amendment with Mr. Oliver (the "Oliver Amendment"), which provides that: (i) for purposes of the Executive Severance Plan, if he resigns for good reason, he will receive the separation benefits that he is currently eligible to receive under the Executive Severance Plan upon a termination without cause; (ii) for purposes of the Change in Control Severance Plan, if his employment is terminated without cause or he resigns for good reason within the two-year period following a qualified transaction, he will receive the separation benefits that he is currently eligible to receive under the Change in Control Severance Plan upon a termination without cause or resignation for good reason following a change in control; (iii) unless he is offered and accepts a chief executive officer role at the Company or a successor entity resulting from a qualified transaction (e.g., the Company's planned spin-off), the completion of a qualified transaction will constitute good reason for purposes of the Change in Control Severance Plan and any 2023 equity awards, provided that if he is offered, but does not accept, such chief executive officer role, such resignation shall be treated only as a termination for good reason for purposes of the Executive Severance Plan, and not the Change in Control Severance Plan; (iv) for purposes of any pre-2023 equity awards, if Mr. Oliver's employment is terminated without cause in the ninety-day period preceding a qualified transaction, then, subject to his continued compliance with the applicable restrictive covenants, such awards will continue to vest as if he had remained actively employed, and any vested options will remain outstanding and exercisable through their original expiration dates, provided that, from and after the date of a qualified transaction, upon a termination of his employment for any reason other than for cause, then, subject to his continued compliance with the applicable restrictive covenants, such awards will continue to vest as if he had remained actively employed, and any vested options will remain outstanding and exercisable through their original expiration dates;(v) for purposes of any 2023 equity awards, if his employment is terminated without cause in the ninety-day period preceding a qualified transaction, then, subject to his continued compliance with the applicable restrictive covenants, such awards will continue to vest as if he had remained actively employed; and (vi) for purposes of his 2023 bonus, if Mr. Oliver's employment is terminated without cause in the ninety-day period preceding a qualified transaction, he will receive a pro-rated bonus for 2023 based on actual performance, provided that, from and after the date of a qualified transaction, upon a termination of his employment for any reason other than for cause, he will receive a full bonus (without pro-ration) for 2023 based on actual performance.

Mr. Button: We entered into an agreement with Mr. Button on January 8, 2018 when he was promoted to his prior position of Senior Vice President, NCR Global Hardware Product Operations. The agreement describes (among other things) his promotional salary, incentive opportunities, benefit plan participation and related items. The agreement also provides for Mr. Button's Change in Control Severance Plan participation with a Tier 2 separation benefit of two times (2x) salary plus target bonus, as well as benefit plan participation. Mr Button's last day of employment with the Company was December 31, 2022.

Mr. Layden: Mr. Layden's employment agreement dated October 1, 2021 describes his initial salary as Executive Vice President, President, Payments & Network, Head of Strategy and M&A, as well as his incentive opportunities and awards, benefit plan participation and related items including noncompete and other restrictive covenants, following transition from a consulting role he held with the Company before accepting his current position. The agreement provides for Mr. Layden's Executive Severance Plan participation with a separation benefit of one and one-half times (1.5x) salary plus target bonus, and Change in Control Severance Plan participation with a Tier I separation benefit of three times (3x) salary plus target bonus. The agreement also provides for $60,000 in relocation expenses subject to repayment if Mr. Layden resigns without good reason or is terminated by the Company for Cause during his first year of employment.

If Mr. Layden's employment is terminated other than for cause, his agreements for equity awards made during his pre-employment consulting period provide that (i) his unvested 2021 restricted stock unit awards vest immediately, and (ii) his unvested 2020 options continue to vest for a period of one year following termination, and any remaining unvested options are forfeited and cancelled (with vested options exercisable until the 2-year anniversary of his termination date, or until earlier expiration). "Cause" and "good reason" generally have meanings similar to those noted for Mr. Hayford above.

On February 13, 2023, the Company entered into an employment agreement amendment with Mr. Layden (the "Layden Amendment"), which provides that: (i) for purposes of the Executive Severance Plan, if Mr. Layden resigns for good reason, he will receive the separation benefits that he is currently eligible to receive under the Executive Severance Plan upon a termination without cause; (ii) for purposes of the Change in Control Severance Plan, if his employment is terminated without cause or he resigns for good reason within the two-year period following a qualified transaction, he will receive the separation benefits that he is currently eligible to receive under the Change in Control Severance Plan upon a termination without cause or resignation for good reason following a change in control; (iii) the completion of a qualified transaction will constitute good reason for purposes of the Change in Control Severance Plan and any 2023 equity awards;(iv) for purposes of any pre-2023 equity awards, if Mr. Layden's employment is terminated for any reason other than for cause, he will receive the vesting treatment that he would have received upon a "mutually agreed retirement" approved by either the Chief Executive Officer or the CHRC, and any vested options will remain outstanding and exercisable through their original expiration dates, provided that if his employment is terminated for cause or he resigns without good reason prior to the earlier to occur of either December 1, 2023, or the occurrence of a qualified transaction, he will not be entitled to receive such vesting and post-termination exercisability treatment; and (v) for purposes of any 2023 equity awards, if his employment is terminated for any reason other than for cause, he will receive the vesting treatment that he would have received upon a qualified retirement occurring on or after the first anniversary of the grant date, provided that if his employment is terminated for cause or he resigns without good reason prior to the earlier to occur of either the first anniversary of the grant date or the occurrence of a qualified transaction, he will not be entitled to receive such vesting treatment.

Grants of Plan-Based Awards Table

This Table shows the equity and non-equity incentive plan awards approved by the Committee for our named executives during 2022. Equity awards were made under our Stock Plan. Non-equity incentive plan awards were made under our 2022 Annual Incentive Plan. These plans and related awards are described in the Executive Compensation – Compensation Discussion & Analysis section.

Named Executive	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Max ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Max (#)	Equity Incentive Plan Awards: Grant Date Fair Value of Stock Awards[3] ($)
Michael Hayford	Annual Incentive Plan		750,000	1,500,000	3,000,000	—	—	—	—
	Performance-Based RSU	02/25/2022	—	—	—	72,798	145,596	291,192	6,000,011
	rTSR RSU	02/25/2022	—	—	—	48,532	97,064	194,128	5,597,681
Owen Sullivan	Annual Incentive Plan		618,750	1,237,500	2,475,000	—	—	—	—
	Performance-Based RSU	02/25/2022	—	—	—	43,679	87,358	174,716	3,600,023
	rTSR RSU	02/25/2022	—	—	—	29,119	58,238	116,476	3,358,585
Timothy Oliver	Annual Incentive Plan		468,750	937,500	1,875,000	—	—	—	—
	Performance-Based RSU	02/25/2022	—	—	—	29,119	58,238	116,476	2,399,988
	rTSR RSU	02/25/2022	—	—	—	19,413	38,826	77,652	2,239,095
Adrian Button	Annual Incentive Plan		375,000	750,000	1,500,000	—	—	—	—
	Performance-Based RSU	02/25/2022	—	—	—	18,200	36,399	72,798	1,500,003
	rTSR RSU	02/25/2022	—	—	—	12,133	24,266	48,532	1,399,420
Don Layden	Annual Incentive Plan		450,000	900,000	1,800,000	—	—	—	—
	Performance-Based RSU	02/25/2022	—	—	—	29,119	58,238	116,476	2,399,988
	rTSR RSU	02/25/2022	—	—	—	19,413	38,826	77,652	2,239,095

[1] These columns show potential award levels based on performance under our 2022 Annual Incentive Plan. Actual payouts earned under this plan are shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table above.
[2] This column shows the threshold, target and maximum shares that could be received under PBRSUs and rTSR RSUs awarded in 2022.
[3] This column shows the accounting grant date fair value of equity awards, as determined in accordance with FASB ASC Topic 718. For 2022, rTSR RSUs values, which are based on a Monte Carlo valuation for accounting purposes, differ from the target values approved by the Committee, which were converted to a number of RSUs based on the closing price of NCR common stock on the date of grant. A Monte Carlo valuation simulates a distribution of stock prices for equity awards throughout the remaining performance period of the awards, based on certain assumptions of NCR common stock price behavior. The accounting grant date fair values of PBRSU awards are based on the closing price of NCR common stock on the date of grant. The PBRSUs for all named executives have a 3-year performance period and, to the extent earned, will cliff-vest on the 3-year anniversary of the grant date. The rTSR RSUs awarded to all named executives in 2022 are subject to our TSR performance after a performance period from February 25, 2022 through December 31, 2024 relative to the TSR after the same period for the companies in the S&P MidCap 400 Value Index, and to the extent earned, will cliff-vest on the 3-year anniversary of the grant date. Vesting of both types of RSUs is generally subject to continued Company service through the applicable vesting dates.

Outstanding Equity Awards at Fiscal Year-End 2022 Table

This Table provides details about the outstanding LTI awards held by our named executives as of December 31, 2022.

Named Executive	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Number of Stock Units That Have Not Vested (#)	Market Value of Stock Units That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Stock Units That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Stock Units That Have Not Vested ($)[2]
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]						
Michael Hayford	02/25/2022[3]							145,596	3,408,402
	02/25/2022[4]							97,064	2,272,268
	02/23/2021[5]					36,859	862,869		
	02/23/2021[6]							338,888	7,933,368
	02/12/2020[7]	607,218	303,610	38.26	02/11/2027				
	02/12/2020[8]					125,788	2,944,697		
	2/8/2019	325,682	108,561	26.42	02/07/2026				
	5/1/2018	266,634		31.15	04/30/2025				
	5/1/2018	533,268		31.15	04/30/2025				
Owen Sullivan	02/25/2022[3]							87,358	2,045,051
	02/25/2022[4]							58,238	1,363,352
	02/23/2021[5]					22,876	535,527		
	02/23/2021[6]							210,322	4,923,638
	02/12/2020[7]	364,331	182,166	38.26	02/11/2027				
	02/12/2020[8]					75,473	1,766,823		
	2/8/2019	195,409	65,137	26.42	02/07/2026				
	8/1/2018	178,784		27.19	07/31/2025				
	8/1/2018	268,176		27.19	07/31/2025				
Timothy Oliver	02/25/2022[3]							58,238	1,363,352
	02/25/2022[4]							38,826	908,917
	02/23/2021[5]					14,744	345,157		
	02/23/2021[6]							135,554	3,173,319
	08/01/2020[7]	230,282	115,141	20.27	07/31/2027				
	08/01/2020[9]					36,173	846,810		
Adrian Button	02/25/2022[3]							36,399	852,101
	02/25/2022[4]							24,266	568,067
	02/23/2021[5]					9,215	215,723		
	02/23/2021[6]							84,722	1,983,342
	02/12/2020[7]	138,004	69,002	38.26	02/11/2027				
	02/12/2020[8]					28,588	669,245		
	2/8/2019	—	21,713	26.42	02/07/2026				
	2/23/2018	68,027	—	32.57	02/22/2025				
Don Layden	02/25/2022[3]							58,238	1,363,352
	02/25/2022[4]							38,826	908,917
	02/23/2021[5]					9,215	215,723		
	02/23/2021[6]					28,240	661,098		
	07/01/2020[10]	123,647	61,824	16.97	06/30/2027				

[1] The 2020 unvested options and the 2019 unvested options fully vest on the remaining one-year anniversary of the grant date, with vesting for each of the foregoing awards generally subject to continued Company service through the vesting dates. The 2018 options are fully vested.

(2) The market value of outstanding RSU awards was calculated by multiplying the number of shares shown in the Table by $23.41, which was the closing market price of NCR common stock on December 31, 2022, the last day of our fiscal year.

(3) For all named executives, PBRSU award where performance achieved will be determined at the end of the 3-year performance period, and will cliff-vest on the third anniversary of the grant date, generally subject to continued Company service through the vesting date. These PBRSUs were trending below target as of December 31, 2022, and in accordance with SEC rules are reflected herein at the target level of achievement.

(4) For all named executives, rTSR RSU award where performance achieved will be determined based on the performance of the TSR of our common stock relative to the S&P MidCap 400 Value Index over the performance period between February 25, 2022 and December 31, 2024, and will cliff vest on the third anniversary of the grant date, generally subject to continued Company service through the vesting date. These rTSR RSUs were trending below target as of December 31, 2022, and in accordance with SEC rules are reflected herein at the target level of achievement.

(5) For all named executives, PBRSU award where performance achieved was determined at 65.26% of target based on the Company's stock price appreciation through December 30, 2022. The PBRSU award vested at 50% on December 31, 2022 and the remainder will vest on December 31, 2023, generally subject to continued Company service through the vesting date.

(6) For all named executives other than Mr. Layden, performance-based RSU award where performance achieved will be determined at the end of the 3-year performance period, and will cliff-vest on the third anniversary of the grant date, generally subject to continued Company service through the vesting date. These PBRSUs were trending above target as of December 31, 2022, and in accordance with SEC rules are reflected herein at the maximum level of achievement. For Mr. Layden, PBRSU award subject to the performance goal of successfully closing the Cardtronics Acquisition (which goal has been certified as achieved by the Committee), which award will vest 1/3 on each anniversary of the grant date, generally subject to his continued Company service through the vesting dates.

(7) Premium-priced options granted on February 12, 2020 with an exercise price that includes a 15% premium over the grant date closing NCR stock price. Sign-on premium-priced options granted on August 1, 2020 have an exercise price that includes a 10% premium over the grant date closing NCR stock price.

(8) PBRSU award where the performance conditions have been satisfied at 108.7% of target and will vest on the grant date anniversary in 2023 generally subject to continued Company service through such date.

(9) Sign-on time-based RSU award that will fully vest on the grant date anniversary in 2023, generally subject to continued Company service through the vesting dates.

(10) Option award granted in connection with Mr. Layden's execution of his negotiated consulting services agreement with the Company, that will fully vest on the grant date anniversary in 2023 generally subject to continued Company service through the vesting dates.

2022 Option Exercises and Stock Vested Table

This Table shows the exercise of stock options and the vesting of RSUs held by our named executives during 2022.

Option Exercises and Stock Vested – 2022

	Options		RSUs	
Named Executive	**Number of Shares Acquired on Exercise**	**Value Realized on Exercise**(1)	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting**(2)
Michael Hayford	—	—	631,504	$16,937,887
Owen Sullivan	—	—	379,662	$10,180,499
Timothy Oliver	—	—	50,917	$ 1,541,760
Adrian Button	21,712	$351,517	140,196	$ 3,709,610
Don Layden	—	—	23,336	$ 781,693

(1) The value realized is the fair market value on the exercise date, net of the exercise price.
(2) The value realized is the fair market value on the vesting date.

Potential Payments Upon Termination or Change in Control

The compensation and benefits that would have been provided to our named executives in the event of various types of employment terminations on December 31, 2022 are described below and shown in the Tables below. For more on these items, see the Severance Benefits – Standard Severance and Change in Control (CIC) Severance section in our Executive Compensation – Compensation Discussion & Analysis section and the Agreements with Our Named Executives section.

The information provided below reflects the payments that would have been required in the event of various types of employment terminations on December 31, 2022 and do not reflect the employment agreement amendments entered into with each of Messrs. Hayford, Sullivan, Oliver and Layden in February 2023. Such amendments are described in the Agreements with Our Named Executives section of this proxy statement and on the current report on Form 8-K filed on February 17, 2023 (see https://www.sec.gov/ix?doc=/Archives/edgar/data/70866/000119312523042007/d455681d8k.htm).

Termination Connected with Change in Control

Change in Control Severance Plan

Our Change in Control Severance Plan provides separation benefits to our named executives only if both a Change in Control occurs, and employment ends in a qualifying termination. Amounts payable are based on executive "Tier" level, and payment is conditioned on the executive signing a restrictive covenant and release agreement with confidentiality and eighteen-month non-competition and non-solicitation provisions. Under this plan, if the Company terminates the employment of an eligible named executive for reasons other than "cause," death or disability, or if the executive resigns for "good reason" within two years after a Change in Control (or within six months before a Change in Control, if the executive can show that the termination occurred in connection with a Change in Control), then the Company or its successor must provide these benefits:

- A lump sum equal to 300 percent of annual salary and target bonus under the Annual Incentive Plan for Tier I (Mr. Hayford, Mr. Sullivan, Mr. Oliver, and Mr. Layden), and 200 percent of annual salary and target bonus under the Annual Incentive Plan for Tier II (Mr. Button);

- A lump sum equal to a pro rata portion of the current year target bonus under the Annual Incentive Plan (prorated based on days of service in the performance period);

- Three years of medical, dental and life insurance benefits for the executive and dependents at the level in effect at termination for Tier 1 (Mr. Hayford, Mr. Sullivan, Mr. Oliver, and Mr. Layden), and two years of these benefits for Tier II (Mr. Button); and

- One year of outplacement assistance.

"Cause" generally means the willful and continued failure to perform assigned duties or the willful engaging in illegal or gross misconduct that materially injures the Company.

"Good reason" generally means: (i) reduction in duties or reporting requirements; (ii) reduction in salary; (iii) failure to pay incentive compensation when due; (iv) reduction in target or maximum incentive opportunities; (v) failure to continue the equity award or other employee benefit programs; (vi) relocation of an executive's office over forty miles; or (vii) successor's failure to assume the Change in Control Severance Plan.

"Change in Control" generally means any of the following: (i) third party acquisition of 30% or more of our stock; (ii) a change in our Board members such that the current incumbents and approved successors no longer make up a majority; (iii) a reorganization, merger, consolidation or sale or other disposition of substantially all of our assets in which any of the following is true – the stockholders of NCR immediately before the change in control do not hold at least 50% of the combined enterprise, there is a 30%-or-more stockholder of the combined enterprise (other than as a result of conversion of the stockholder's pre-combination interest in the Company), or our Board members (immediately before the combination) do not make up a majority of the board of the combined enterprise; or (iv) stockholder approval of a complete liquidation.

Treatment of Equity – In the Event of a Change In Control

The general rules for treatment for outstanding equity awards granted through 2022 in the event of a Change in Control are described below. Under new hire employment agreements, or under a

Proxy Statement

pre-employment consulting agreement (for Mr. Layden only), certain named executives have varied negotiated terms for sign-on or other equity awards, as described in the Agreements with Our Named Executives section.

Stock Options and Time-Based RSUs. Under our Stock Plan and award agreements, the timing of any accelerated vesting for unvested stock options (including Premium-priced options) and time-based RSUs awarded to our named executives depends upon whether the acquirer assumes the awards in the change in control. If the acquirer does not assume the awards, they immediately vest and options become exercisable. If the acquirer does assume the awards, they vest and become exercisable if the Company terminates the named executive's employment within 24 months of the transaction for reasons other than cause or disability, or if the named executive is subject to our Change in Control Severance Plan or other applicable severance plan and resigns for good reason within such 24-month period. Such options generally remain exercisable until the earlier of the first anniversary of employment termination or the option expiration date.

Performance-Based RSUs (PBRSUs). Under our Stock Plan and award agreements, the timing for vesting of unvested PBRSUs depends upon whether the acquirer assumes the awards in the change in control.

If the acquirer is a public company, the awards must be assumed. Or, if the acquirer is a private company and does assume these awards, they vest at the end of the original vesting period based on:

- target performance, if less than one year of the performance period is complete; or
- actual results, if at least one year of the performance period is complete.

For 2022 PBRSUs, if the acquirer is not a public company and does not assume the awards, they vest immediately, based on:

- target performance, if less than one year of the performance period is complete; or
- actual results, if at least one year of the performance period is complete.

If the Company terminates the named executive's employment within 24 months of the transaction for reasons other than cause or disability, or if the named executive is subject to our Change in Control Severance Plan or other applicable severance plan and resigns for good reason within that 24-month period, PBRSU awards will vest immediately based on:

- target performance, if less than one year of the performance period is complete; or
- actual results, if at least one year of the performance period is complete.

Performance Share RSUs. Under our Stock Plan and award agreements, the timing for vesting of unvested PBRSUs depends upon whether the acquirer assumes the awards in the change in control. If the acquirer does not assume the awards, they vest immediately, based on:

- the target award number multiplied by the Change in Control Multiplier if the performance period is not complete; or
- actual results, if the performance period is complete.

If the acquirer does assume these awards, they vest at the end of the original vesting period based on:

- the target award number multiplied by the Change in Control Multiplier if the performance period is not complete; and
- actual results, if the performance period is complete.

If the Company terminates the named executive's employment within 24 months of the transaction for reasons other than cause or disability, or if the named executive is subject to our Change in Control

Severance Plan or other applicable severance plan and resigns for good reason within that 24-month period, performance share RSU awards will vest immediately based on:

- the target award number multiplied by the Change in Control Multiplier if the performance period is not complete; or
- actual results, if the performance period is complete.

rTSR RSUs. Under our Stock Plan and award agreements, the timing for vesting of unvested rTSR RSUs depends upon whether the acquirer assumes the awards in the change in control. If the acquirer does not assume the awards, they vest immediately, based on:

- the target award adjusted for rTSR performance as compared to the comparator group as if the performance period ended on the date of the Change in Control, or
- actual results, if the performance period is complete.

If the acquirer does assume these awards, they vest at the end of the original vesting period based on:

- the target award adjusted for rTSR performance as compared to the comparator group as if the performance period ended on the date of the Change in Control, or
- actual results, if the performance period is complete.

If the Company terminates the named executive's employment within 24 months of the transaction for reasons other than cause or disability, or if the named executive is subject to our Change in Control Severance Plan or other applicable severance plan and resigns for good reason within that 24-month period, rTSR RSU awards will vest immediately based on:

- the target award adjusted for rTSR performance as compared to the comparator group as if the performance period ended on the date of the Change in Control, or
- actual results, if the performance period is complete.

Termination Not Connected with Change in Control

Severance Plan

Our named executives participate in our Executive Severance Plan. Under this plan, if a named executive's employment is terminated by the Company without cause (other than death or disability as defined in the plan), we provide the executive a lump sum equal to one and a half times (1.5x) salary plus target bonus (as defined in the plan) for Mr. Hayford, Mr. Sullivan, Mr. Oliver and Mr. Layden, or one times (1x) salary plus target bonus for Mr. Button. Also, the named executives will receive up to eighteen months of "COBRA" medical, dental and vision coverage, and outplacement services under the Company's outplacement program in effect on the termination date. Under negotiated new hire employment agreements, in the event of a qualifying termination, certain named executives receive additional payments or benefits described in the Agreements with Our Named Executives section.

Treatment of Equity – Termination Not Connected with a Change In Control

Under our Stock Plan, the treatment of outstanding equity awards when employment ends in a termination not connected with a Change In Control of the Company differs based on the form of equity award, the grant agreement in use at a given time and the reason for the termination, as summarized below. Under negotiated new hire employment agreements, or under a pre-employment consulting agreement (for Mr. Layden only), certain named executives have varied terms for sign-on or other specific equity awards, as described in the Agreements with Our Named Executives section.

Performance-Based RSUs (PBRSUs). Unless determined otherwise by the Committee, unvested PBRSUs vest pro rata at a specified date (depending upon year of grant) if employment ends because of death, disability, retirement or Company termination without cause. For this purpose, "retirement" means termination of Company service after reaching age 62 with 10 years of continuous service. The pro rata portion is determined based on the length of service during the applicable vesting period and in certain cases on our achievement of performance objectives. An exception applies for (i) performance-based RSU awards granted in 2019, 2020, and 2021 which will become 100% vested upon death or disability, and (ii) PBRSU awards granted in 2020 and 2021 which, upon approval by the Committee in its sole discretion (or by the CEO, for awards to named executives other than Mr. Hayford), will continue to vest on their original vesting dates following a termination due to "Mutually Agreed Retirement" (defined to mean at least age 62 with two years of continuous Company service) subject to continued compliance with the restrictive covenants and other terms of the applicable award agreement. All unvested PBRSUs are forfeited if a named executive resigns or is terminated for cause.

Performance Share RSUs and rTSR RSUs. Unless determined otherwise by the Committee, unvested performance share RSUs and rTSR RSUs generally vest pro rata and become exercisable if employment ends because of retirement or Company termination without cause. For this purpose, "retirement" has the meaning noted above for PBRSUs. The pro rata portion is determined based on the length of service during the applicable vesting period. In the event of death or disability, unvested performance share RSUs and rTSR RSUs become 100% vested. Further, upon approval by the Committee in its sole discretion (or by the CEO, for awards to named executives other than Mr. Hayford), unvested performance share RSUs and rTSR RSUs will continue to vest on their original vesting dates following a termination due to Mutually Agreed Retirement (as defined above for PBRSUs) subject to continued compliance with the restrictive covenants and other terms of the applicable award agreement. All unvested performance share RSUs and rTSR RSUs are forfeited if a named executive resigns or is terminated for cause.

Time-Based RSUs. Unvested time-based RSUs held by our named executives generally vest pro rata if employment ends because of death, disability, retirement or Company termination without cause. For this purpose, "retirement" has the meaning noted above for PBRSUs. An exception applies for the time-based RSUs granted to Mr. Oliver in 2020, which (i) will become 100% vested upon death or disability, and (ii) upon approval by the Committee in its sole discretion or by the CEO, will continue to vest on their original vesting dates following a termination due to "Mutually Agreed Retirement" (as defined above for PBRSUs) subject to continued compliance with the restrictive covenants and other terms of the applicable award agreement. The pro rata portion is determined based on the length of service during the applicable vesting period. All unvested time-based RSUs are immediately forfeited if a named executive resigns or is terminated for cause.

Stock Options. Unvested options generally vest pro rata and become exercisable if employment ends because of death, disability, retirement or Company termination without cause. For this purpose, "retirement" has the meaning noted above for PBRSUs. The pro rata portion is determined based on the length of service during the applicable vesting period. An exception applies for (i) options granted in 2019 and 2020, which will become 100% vested upon death or disability, and (ii) and Premium-Priced Options granted in 2020 which, upon approval by the Committee in its sole discretion (or by the CEO, for awards to named executives other than Mr. Hayford), will continue to vest on their original vesting dates following a termination due to "Mutually Agreed Retirement" (as defined above for PBRSUs) subject to continued compliance with the restrictive covenants and other terms of the applicable award agreement. Vested options may be exercised until the earlier of the first anniversary of the termination event, or the expiration date. All unvested options are forfeited if a named executive resigns or is terminated for cause.

All Equity Awards. In addition, all unvested equity awards are generally forfeited and deemed canceled, and the fair market value of previously vested awards is subject to a repayment obligation, if during employment or the year after employment a named executive competes with the Company, induces or attempts to induce any of our employees to resign or solicits business from customers all as set forth more specifically in applicable equity award agreements. Equity awards are also generally forfeited if a named executive fails to keep the terms of the award agreement confidential, or engages, as determined by the Committee, in misconduct in connection with employment.

Potential Payments Upon Termination or Change in Control Table

This Table shows the estimated amounts each named executive would have received upon the occurrence of the events listed in the Table as of December 31, 2022.

Potential Payments Upon Termination or Change in Control ($)

Named Executive	Termination Upon Change in Control[1]	Involuntary Termination Without Cause[2]	Death or Disability	Retirement	Voluntary Resignation or Termination for Cause
Michael Hayford					
Cash Severance	7,500,000	3,750,000	—	—	—
Pro rata Bonus[3]	1,500,000	—	1,500,000	—	—
Equity Awards[4],[5],[6]	13,454,921	7,150,507	13,454,921	—	—
Welfare Benefits	57,165	28,505	—	—	—
Outplacement	10,000	10,000	—	—	—
Total Benefits Payable upon Termination	**22,522,086**	**10,939,012**	**14,954,921**	**—**	**—**

Named Executive	Termination Upon Change in Control[1]	Involuntary Termination Without Cause[2]	Death or Disability	Retirement	Voluntary Resignation or Termination for Cause
Owen Sullivan					
Cash Severance	6,187,500	3,093,750	—	—	—
Pro rata Bonus[3]	1,237,500	—	1,237,500	—	—
Equity Awards[4],[5],[6]	8,172,571	4,346,248	8,172,571	—	—
Welfare Benefits	60,960	29,203	—	—	—
Outplacement	10,000	10,000	—	—	—
Total Benefits Payable upon Termination	**15,668,531**	**7,479,201**	**9,410,071**	**—**	**—**

Named Executive	Termination Upon Change in Control[1]	Involuntary Termination Without Cause[2]	Death or Disability	Retirement	Voluntary Resignation or Termination for Cause
Timothy Oliver					
Cash Severance	4,687,500	2,343,750	—	—	—
Pro rata Bonus[3]	937,500	—	937,500	—	—
Equity Awards[4],[5],[6]	5,412,438	2,233,975	5,412,438	—	—
Welfare Benefits	81,060	39,563	—	—	—
Outplacement	10,000	10,000	—	—	—
Total Benefits Payable upon Termination	**11,128,498**	**4,627,288**	**6,349,938**	**—**	**—**

Proxy Statement

Named Executive	Termination Upon Change in Control[1]	Involuntary Termination Without Cause[2]	Death or Disability	Retirement	Voluntary Resignation or Termination for Cause
Adrian Button					
Cash Severance	2,700,000	1,350,000	—	—	—
Pro rata Bonus[3]	750,000	—	750,000	—	—
Equity Awards[4],[5],[6]	3,296,807	1,723,266	3,296,807	—	—
Welfare Benefits	56,679	41,581	—	—	—
Outplacement	10,000	10,000	—	—	—
Total Benefits Payable upon Termination	**6,813,486**	**3,124,847**	**4,046,807**	**—**	**—**

Named Executive	Termination Upon Change in Control[1]	Involuntary Termination Without Cause[2]	Death or Disability	Retirement	Voluntary Resignation or Termination for Cause
Don Layden					
Cash Severance	4,500,000	2,250,000	—	—	—
Pro rata Bonus[3]	900,000	—	900,000	—	—
Equity Awards[4],[5],[6]	3,547,236	1,388,256	3,547,236	—	—
Welfare Benefits	60,264	29,203	—	—	—
Outplacement	10,000	10,000	—	—	—
Total Benefits Payable upon Termination	**9,017,500**	**3,677,459**	**4,447,236**	**—**	**—**

[1] This column shows payments based on occurrence of a "double trigger" event (a qualifying change in control and a qualifying termination), together with assumption of applicable equity awards in the change in control and vesting based on actual performance. For PBRSU awards, this column reflects that performance was achieved at 108.7% for the 2020 awards, and at 100% for Mr. Layden's 2021 PBRSU award, and assuming 100% for the 2021 and 2022 awards for all other named executives, for which the performance periods will not be completed until December 31, 2023 and December 31, 2024, respectively. For the 2021 PBRSUs, performance is reflected at 65.26%. For the 2022 rTSR RSUs, performance is reflected at 100%, as the performance period will not be completed until December 31, 2024.

[2] This column shows the amount the executive would receive upon a termination without cause or for good reason under the terms of our Executive Severance Plan and an applicable agreement with the Company.

[3] This row shows payments based on the 2022 Annual Incentive Plan target bonus in the event of a Termination Upon Change in Control, and upon Death and Disability.

[4] Equity valuations reflect a closing price of NCR common stock on December 31, 2022 of $23.41.

[5] The payments in this row include only unvested awards for which payment would accelerate in connection with the applicable termination scenario. For Mr. Hayford and Mr. Sullivan, each of whom had reached age 62 with at least two years of service by December 31, 2022, presumes that termination is not a mutually agreed retirement approved by the Committee with respect to Mr. Hayford, or by the Committee or the CEO with respect to Mr. Sullivan. For Mr. Layden, pursuant to his option award agreement, includes the value associated with continued vesting in his 2020 option award for one year following his involuntary termination without cause (which would result in vesting of the third tranche of such award on July 1, 2023).

[6] The payments in this row reflect accelerated vesting of any applicable PBRSU awards, based on actual performance. Performance was achieved at 108.7% for the 2020 PBRSU awards. For the 2021 and 2022 PBRSU awards, performance is reflected at 100%. For the 2021 performance share RSUs, performance is reflected at 65.26%. For the 2022 rTSR RSUs, performance is reflected at 100%, as the performance period will not be completed until December 31, 2024.

Equity Compensation Plan Information Table

This Table shows information, as of December 31, 2022, regarding shares of NCR common stock authorized for issuance under NCR equity compensation plans, including our Management Stock Plan (in effect through April 25, 2006), our NCR Corporation 2011 Amended and Restated Stock Incentive Plan (in effect through April 24, 2013, the "2011 Stock Plan"), our NCR Corporation 2013 Stock Incentive Plan (in effect through April 30, 2017, the "2013 Stock Plan"), our NCR Corporation 2017 Stock Incentive Plan, as amended, which is our most recently adopted equity compensation plan (the "2017 Stock Plan"), and the equity incentive plan that we assumed in the Cardtronics Acquisition as noted below.

Equity Compensation Plan Information - 2022

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights[1]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities shown in column a)
	(a)	(b)	(c)
Equity compensation plans approved by stockholders			
- Management Stock Plan[2]	2,178[3]	—	—
- 2011 Stock Plan[4]	4,282[5]	—	—
- 2013 Stock Plan[6]	7,438[7]	—	—
- 2017 Stock Plan[8]	16,741,747[9]	$33.01	7,783,081
Equity compensation plans not approved by stockholders	—	—	—
- Cardtronics Stock Plan[10]	1,231,811[11]	$27.97	1,155,618[12]
- Moon, Inc. 2014 Stock Incentive Plan[13]	47,474[13]	$1.90	—
Total	**18,034,930**	**$ 32.81**	**8,938,699[14]**

[1] The weighted average exercise price does not take into account outstanding restricted stock unit (RSU) awards, which have no exercise price.

[2] We adopted the NCR Management Stock Plan with stockholder approval effective January 1, 1997. We terminated the NCR Management Stock Plan as of April 26, 2006, upon stockholder approval of the 2006 Stock Incentive Plan, which we subsequently amended and restated as the 2011 Stock Incentive Plan. However, termination of the NCR Management Stock Plan did not affect awards previously granted and outstanding under its terms.

[3] Outstanding awards consist of 2,178 restricted stock unit awards.

[4] We adopted the 2006 Stock Incentive Plan with stockholder approval effective April 26, 2006. On April 27, 2011, we amended and restated the 2006 Stock Plan as the 2011 Stock Plan. We froze the 2011 Stock Plan effective April 24, 2013, when stockholders approved our 2013 Stock Plan. Previously granted 2011 Stock Plan Awards remain outstanding under their terms.

[5] Outstanding awards consist of 4,282 RSU awards payable at 100%.

[6] Stockholders approved our 2013 Stock Plan on April 24, 2013. We froze the 2013 Stock Plan on May 1, 2017, when our 2017 Stock Plan became effective. Previously granted 2013 Stock Plan awards remain outstanding under their terms.

[7] Outstanding awards consist of 7,438 RSU awards payable at 100%.

[8] Stockholders approved our 2017 Stock Plan on April 26, 2017, and it became effective on May 1, 2017.

[9] Outstanding awards consist of 8,616,450 nonqualified stock options and 8,125,297 RSUs. Earned performance-based awards are shown at the actual level of performance attained and unearned performance awards are shown at target.

[10] In connection with the Cardtronics Acquisition effective June 21, 2021, we assumed the Cardtronics 2007 Stock Plan (the "Cardtronics Stock Plan") which had been approved by the stockholders of Cardtronics plc but has not been approved by NCR stockholders.

[11] Outstanding awards consist of (i) nonqualified stock options and time-based RSUs awarded under the Cardtronics Stock Plan before the Cardtronics Acquisition, which were converted to NCR equity awards of the same type effective June 21, 2021 in connection with such acquisition, and (ii) time-based and PBRSUs awarded under the NCR Corporation 2021 Equity Retention Program to certain selected former Cardtronics employees who became employed by NCR in the Cardtronics Acquisition. Earned performance-based awards are shown at the actual level of performance attained and unearned performance awards are shown at target.

[12] Shares available for issuance under the Cardtronics Stock Plan, which we assumed in connection with the Cardtronics Acquisition and transferred from the Cardtronics Plan to our 2017 Stock Plan for future issuance thereunder to employees newly hired by NCR or an affiliate on and after June 21, 2021.

[13] Outstanding awards consist of nonqualified stock options and incentive stock options awarded under the Moon Inc., 2014 Stock Incentive Plan before the Moon Inc. Acquisition, which were converted to NCR equity awards of the same type effective January 5, 2022 in connection with such acquisition.

[14] As of December 31, 2022, the outstanding shares of 8.9 million available under the 2017 Stock Plan is not reduced by the number of shares for our outstanding PBRSUs calculated at the maximum performance payout. As of February 28, 2023, the outstanding shares available under the 2017 Plan are 3.5 million shares after accounting for the shares awarded in 2023 and reducing the number of shares for our outstanding PBRSUs calculated at the maximum performance payout.

Proxy Statement

Pay vs. Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information regarding executive pay and performance.

At NCR, especially the Compensation and Human Resources Committee (CHRC), we are committed to ensuring alignment between Company performance and executive compensation to encourage and reward management for creating shareholder value. This Pay vs. Performance disclosure provides an additional perspective on our alignment with pay and performance. This perspective includes Compensation Actually Paid ("CAP") to our named executives, which covers the annual change in management's total, company-derived wealth. This provides a distinct view from total compensation for our named executives as set forth in the "Summary Compensation Table ("SCT")" pay, which captures the annual economic cost of compensation to the Company. We believe CAP is a valuable additional comparator to performance since it includes the effect of performance on executive compensation over time and the degree to which pay is aligned with performance.

Pay vs. Performance Table

The following Table shows the past three fiscal years' of SCT pay, CAP, our indexed total shareholder return (TSR), the indexed relative TSR ("rTSR") of our performance peers over the same period, our net income, and our adjusted EBITDA.

Pay vs. Performance Table

| Year | Summary Compensation Table Total for PEO[1&2] | Compensation Actually Paid to PEO[1&3] | Average Summary Compensation Table Total for Non-PEO NEOs[1&2] | Average Compensation Actually Paid to Non-PEO NEOs[1&3] | Value of Initial Fixed $100 | | Net Income (millions)[5] | Adjusted EBITDA[6] |
					Total Shareholder Return[4]	Peer Group Total Shareholder Return[4]		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	$12,743,595	($23,626,321)	$5,545,639	($5,623,383)	$66.58	$98.98	$59.00	$1,370
2021	$14,840,501	$25,600,030	$6,428,128	$9,513,796	$114.33	$143.24	$98.00	$1,244
2020	$28,325,266	$48,362,013	$8,754,275	$13,908,923	$106.85	$122.10	($78)	$896

[1] NEOs included in these columns reflect the following:

Year	PEO	Non-PEO NEOs
2022	Michael Hayford	Owen Sullivan, Tim Oliver, Adrian Button and Don Layden
2021	Michael Hayford	Owen Sullivan, Tim Oliver, Adrian Button and Don Layden
2020	Michael Hayford	Owen Sullivan, Tim Oliver, Adrian Button, Daniel Campbell and Andre Fernandez

[2] Amounts reflect Summary Compensation Table Total Pay for our named executives for each corresponding year.

(3) The following table details the adjustment to the Summary Compensation Table Total Pay for our PEO, as well as the average for our other named executives, to determine "compensation actually paid", as computed in accordance with Item 402(v). Amounts do not reflect actual compensation earned by or paid to our NEOs during the applicable year.

	PEO			NEO Average		
	2022	2021	2020	2022	2021	2020
Summary Compensation Table Total	$12,743,595	$14,840,501	$28,325,266	$5,545,639	$6,428,128	$8,754,275
Less: Reported Fair Value of Equity Awards(a)	$11,597,692	$11,331,818	$18,045,960	$4,784,049	$4,307,868	$5,406,057
Add: Year-End Fair Value of Equity Awards Granted in the Year (b)	$4,622,248	$13,720,895	$36,557,846	$1,906,677	$5,200,338	$10,661,027
Add: Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year (b)	($16,707,235)	$1,494,274	($2,887,754)	($3,980,644)	$530,113	($902,923)
Add: Change in Fair Value of Outstanding and Unvested Equity Awards (b)	($12,687,237)	$6,876,178	$4,412,615	($4,311,006)	$1,663,085	$802,601
Compensation Actually Paid	($23,626,321)	$25,600,030	$48,362,013	($5,623,383)	$9,513,796	$13,908,923

(a) The amounts reflect the aggregate grant-date fair value reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) Fair values of unvested and outstanding equity awards to our named executives were remeasured as of the end of each fiscal year, and as of each vesting date, during the years displayed in the table above. Fair values as of each measurement date were determined using valuation assumptions and methodologies that are generally consistent with those used to estimate fair value at grant under US GAAP, including the Black-Scholes formula for options granted at the money, and Monte Carlo simulation for premium-priced options and performance share RSUs. See "Stock Compensation Plans" in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the corresponding fiscal year, where we explain assumptions made in valuing equity awards at grant.

(4) The amounts reflect the indexed TSR of NCR stock (column (f)) and the S&P 500 Information Technology Sector Index (column (g)) at the end of each fiscal year. In each case, assume an initial investment of $100 on December 31, 2019, and reinvestment of dividends, if any.

(5) The dollar amounts reported represent the net income reflected in NCR's audited financial statements for the applicable year.

(6) While we use numerous financial and non-financial performance measures to evaluate performance under our compensation programs, Adjusted EBITDA is the financial performance measure that, in NCR's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used to link compensation actually paid to named executives, for the most recently completed fiscal year, to company performance.

Relationship Between Compensation Actually Paid (CAP) and Performance Measures

Our compensation programs are designed to align payout opportunities for our named executives with the Company's long-term performance. A large portion of our named executives' realized and realizable pay — the key components of CAP — is dependent upon our stock price performance as well as the achievement of specific corporate and business unit goals. We pay higher compensation when our goals are exceeded and the stock price is higher and lower compensation when our goals are not met and the stock price is lower. Overall, the actual pay to our PEO and other named executives and Company performance are aligned over the long-term. Specifically, the Pay versus Performance table above and the CAP v. TSR chart below illustrate the following:

- PEO and other named executives pay is strongly aligned with TSR performance. PEO and other named executives CAP has moved with our TSR performance over time

- The 2021 increase in TSR combined with the decrease in PEO and other named executives pay is due to the special one-off and off-cycle incentive grants in 2020, which the Company has committed to discontinuing

- We do not necessarily expect net income and Adjusted EBITDA to move with TSR every year. This is because ending TSR reflects investors' assessment of our valuation taking forward-looking factors into account, while income metrics measure performance over a 1-year, backward-looking time frame as business conditions may be changing

The charts below further illustrates the alignment between CAP to our PEO, the average of Non-PEO named executives and (i) our TSR performance and (ii) Adjusted EBITDA performance for the past three fiscal years.



Company TSR vs. Peer Group TSR



Most Important Company Performance Measures for Determining Executive Compensation

For fiscal year 2022, our CHRC identified the performance measures listed below as the most important in its compensation-setting process for our named executives:

- Adjusted EBITDA
- Recurring Revenue
- rTSR

CEO Pay Ratio Disclosure

Rules adopted under the Dodd-Frank Wall Street Reform and Consumer Protection Act require us to disclose the ratio of our CEO's annual total compensation to the annual total compensation of the "median compensated" employee of all our employees other than the CEO (the "Median Compensated Employee"). The 2022 annual total compensation of the Median Compensated Employee was $42,961. Mr. Hayford's 2022 annual total compensation was $12,743,595. The ratio of these amounts was 1:297.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll records and the methodology described below. Because SEC rules for identifying the Median Compensated Employee and calculating the pay ratio based on his or her annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

As permitted under SEC rules, given that there have been no changes in our employee population or employee compensation arrangements that we reasonably believe would result in a significant change to our pay ratio disclosure for 2021, we have used the same Median Compensated Employee that we identified last year in calculation our 2021 CEO pay ratio. To identify this Median Compensation Employee last year, we used Target Total Cash, which includes salary or base wages, target cash bonus incentives and other cash-based incentive allowances, such as housing, automobile, meal and other types of allowances, as reported in our payroll data, to determine our Median Compensated Employee as of December 31, 2021 (which date was selected in order to include continuing employees from all acquisitions). For hourly employees, we calculated base wages based on a reasonable estimate of hours worked during 2021 and the relevant employee's hourly wage rate as in effect on December 31, 2021. For salaried employees, we calculated salary using the relevant employee's annual salary level as in effect on December 31, 2021. We annualized Target Total Cash for all permanent employees who did not work for all of 2021.

As of December 31, 2021, NCR employed approximately 11,491 US employees and 26,585 non-US employees. In determining the Median Compensated Employee, we prepared a listing of approximately 11,490 of our US-based employees and approximately 24,899 of our non-US based employees who were employed as of December 31, 2021. This listing excluded our CEO and approximately 877 employees from Philippines, 389 employees from Turkey, 203 employees from Pakistan, 155 employees from Nigeria, 47 employees from Ghana, and 15 employees from the Dominican Republic. The excluded non-US employees, in the aggregate, represent less than 5% of our total employee population. We identified the Median Compensated Employee from the list, who was an employee from the United States, and determined this individual's compensation in accordance with the requirements of SEC Regulation S-K, Item 402(c)(2)(x).

Related Person Transactions

Under its charter, the CODG is responsible for the review of all related person transactions. In 2007, the Board formalized in writing a Related Person Transaction Policy that provides that each related person transaction must be considered for approval (i) by the CODG, or (ii) by all of the disinterested members of the Board, if the CODG so determines. In 2021, the Board amended the Related Person Transaction Policy as a result of two amendments made in 2021 to the related party transaction approval rule under Section 314.00 of the NYSE Listed Company Manual.

The policy, as amended, requires each director and executive officer of the Company to report to the Company's General Counsel any transaction that could constitute a related person transaction prior to undertaking the transaction. The General Counsel must advise the Chair of the CODG of any related person transaction of which the General Counsel becomes aware, whether as a result of reporting or otherwise. The CODG then considers each such related person transaction, unless the CODG determines that the approval of such transaction should be considered by all of the disinterested members of the Board, in which case such disinterested members of the Board will consider the transaction.

If the Company enters into a transaction that it subsequently determines is a related person transaction or a transaction that was not a related person transaction at the time it was entered into but thereafter became a related person transaction, then, in either case, the related person transaction shall be promptly presented to the CODG or the disinterested members of the Board, as applicable, for approval. If such related person transaction is not approved, then the Company shall take all reasonable actions to attempt to terminate the Company's participation in that transaction.

Under the policy, a related person transaction generally means any transaction involving or potentially involving an amount in excess of $120,000 in which the Company or any of its subsidiaries is a participant and in which any of its directors or director nominees, executive officers or 5% stockholders, or any immediate family members of any of the foregoing, or any entity controlled by any of the foregoing or in which any of the foregoing has a 10% or greater ownership interest, has or will have a direct or indirect material interest.

In considering whether to approve a related person transaction or relationship, the CODG or the disinterested members of the Board, as applicable, considers all relevant factors, including:

- the size of the transaction and the amount payable to a related person or any other benefit received by a related person;

- the nature of the interest of the related person in the transaction;

- whether the transaction may involve a conflict of interest; and

- whether the transaction involves the provision of goods or services to the Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties.

Transactions and relationships that are required to be disclosed under applicable securities laws and regulations are disclosed in the Company's proxy statement. Since the beginning of the Company's 2021 fiscal year, the CODG has not identified any related person transactions requiring disclosure.

Fees Paid to Independent Registered Public Accounting Firm

The following Table presents the approximate fees for professional audit services rendered by the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP (PricewaterhouseCoopers), for the audit of the Company's financial statements and internal controls over financial reporting for the fiscal years ended December 31, 2022 and December 31, 2021, as well as the approximate worldwide fees billed for other services rendered by PricewaterhouseCoopers in such years:

Service	2022	2021
Audit Fees[1]	$7,628,000	$7,255,000
Audit-Related Fees[2]	$ 83,000	$ 83,000
Subtotal	$7,711,000	$7,338,000
Tax Fees[3]	$ 268,000	$1,543,000
All Other Fees[4]	$ 1,000	$ 5,000
Subtotal	$ 269,000	$1,548,000
Total Fees	$7,980,000	$8,886,000

[1] Includes fees required for the integrated audit of NCR's consolidated financial statements, quarterly reviews of interim financial statements, Comfort Letters and Consents associated with Registration Statements, statutory audits and the incremental audit effort associated with the acquisition of Cardtronics in 2021 and new enterprise resource planning system implementation in 2022.
[2] Includes fees related to financial audits of employee benefit plans.
[3] Generally includes tax compliance, consulting and planning services. In 2022 and 2021, respectively, fees for tax services include:
    [a] $214,000 and $1,372,000 for tax audit consultation and assistance; and
    [b] $54,000 and $171,000 for tax compliance including the preparation, review and filing of tax returns.
    These items were evaluated by the Audit Committee to be permissible services and determined not to impact the independence and objectivity of the independent registered public accounting firm.
[4] Includes fees for all other work performed by PricewaterhouseCoopers that does not meet the above category descriptions. In 2022 and 2021, this amount related to licenses to research applications. These items were evaluated by the Audit Committee to be permissible services and determined not to impact the independence and objectivity of the independent registered public accounting firm.

The charter of the Audit Committee requires that all auditing and non-auditing services to be provided to the Company by its independent accountants be pre-approved by the Audit Committee. The Audit Committee has adopted policies and procedures regarding its pre-approval of these services (the Pre-Approval Policy). The Pre-Approval Policy is designed to assure that the provision of such services does not impair the independence of the Company's independent registered public accounting firm and includes the following principles and restrictions, among others:

- In no case should NCR or its consolidated subsidiaries retain the Company's independent registered public accounting firm or its affiliates to provide management consulting services or any non-audit services that are not permitted under applicable laws and regulations, including, without limitation, the Sarbanes-Oxley Act of 2002 and the SEC's related rules and regulations.

- Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any other non-audit services and tax consulting services will require specific pre-approval by the

Audit Committee and a determination that such services would not impair the independence of the Company's independent registered public accounting firm. Specific pre-approval by the Audit Committee will also be required for any material changes or additions to the pre-approved services.

- The Audit Committee recommends that the ratio of total fees for tax and all other non-audit services to total fees for audit and audit-related services procured by the Company in a fiscal year be less than 1 to 1.

- The Audit Committee will not permit the exclusive retention of NCR's independent registered public accounting firm in connection with a transaction initially recommended by the independent auditors if the purpose may be tax avoidance and the proposed tax treatment is not supported in applicable tax law.

- Pre-approval fee levels for all services to be provided by the independent registered public accounting firm will be established annually by the Audit Committee and updated on a quarterly basis by the Audit Committee at its regularly scheduled meetings. Any proposed services significantly exceeding these levels will require separate pre-approval by the Audit Committee.

- The Corporate Controller will report to the Audit Committee on a quarterly basis regarding the status of all pre-approved audit, audit-related, tax and all other non-audit services provided by the Company's independent registered public accounting firm or its affiliates to NCR or its consolidated subsidiaries.

- Back-up documentation will be provided to the Audit Committee by management and/or the independent registered public accounting firm when requesting pre-approval of services by the Company's independent registered public accounting firm. At the request of the Audit Committee, additional detailed documentation regarding the specific services will be provided.

- Requests or applications to provide services that require separate approval by the Audit Committee will be submitted to the Audit Committee by the Chief Financial Officer or Corporate Controller, with the support of the independent registered public accounting firm, and must include a joint statement as to whether, in the view of management and the independent registered public accounting firm, the request or application is consistent with the SEC's rules on auditor independence.

At the beginning of each fiscal year, management and the Company's independent registered public accounting firm propose to the Audit Committee the audit and non-audit services to be provided by the firm during that year. The Audit Committee reviews and pre-approves the proposed services taking into account, among other things, the principles and restrictions set forth in the Pre-Approval Policy. Under the Pre-Approval Policy, the Audit Committee has delegated to its Chair limited authority to grant pre-approvals for audit, audit-related, tax and other non-audit services in the event that immediate approval of a service is needed, and the Chair can further delegate such authority to another Audit Committee member. The Chair (or his or her delegate) must report any pre-approval decisions to the Audit Committee at its next scheduled meeting for its review and approval. The Audit Committee may not delegate to management its responsibilities to pre-approve services performed by the independent registered public accounting firm.

The audit, non-audit, tax and all other non-audit services provided by PricewaterhouseCoopers to the Company, and the fees charged for such services, are actively monitored by the Audit Committee as set forth in the Pre-Approval Policy on a quarterly basis to maintain the appropriate level of objectivity and independence in the firm's audit work for NCR. Part of the Audit Committee's ongoing monitoring includes a review of any de minimis exceptions as provided in the applicable SEC rules for non-audit services that were not pre-approved by the Audit Committee. In 2022 and 2021, of those total amounts reported above, all activities were pre-approved by the Audit Committee prior to commencement, and therefore no de minimis activity was reported.

Board Audit Committee Report

The Audit Committee consists of five directors, each of whom is independent as determined by the Board of Directors based on independence standards set forth in the NCR Corporation Board of Directors Corporate Governance Guidelines, which meet, and in some cases exceed, the listing standards of the New York Stock Exchange (NYSE) and the applicable rules of the U.S. Securities and Exchange Commission (SEC). In accordance with NYSE rules, all members are "financially literate." In addition, as of the date of this report, all five of its members are "audit committee financial experts" as defined under applicable SEC rules. A brief description of the responsibilities of the Audit Committee is set forth above under the caption Committees of the Board. The Audit Committee acts under a charter adopted by the Board of Directors, which is periodically reviewed and revised as appropriate. The Audit Committee charter is available on the Company's website at https://www.ncr.com/company/corporate-governance/board-of-directors-committee-membership-and-charters.

In general, NCR's management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. PricewaterhouseCoopers LLP (PricewaterhouseCoopers), NCR's independent registered public accounting firm, is responsible for performing an independent audit of the Company's consolidated financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles, as well as an independent audit of the Company's internal controls over financial reporting.

In the course of fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with NCR's management the Company's audited financial statements for fiscal year 2022, as well as its quarterly public earnings releases and its quarterly reports on Form 10-Q, and, together with the Board, has reviewed and discussed the Company's Annual Report on Form 10-K and this proxy statement. In addition, the Audit Committee discussed with PricewaterhouseCoopers, the Company's independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC. The Audit Committee also has received the written disclosures and the letter from PricewaterhouseCoopers required by applicable requirements of the PCAOB's Rule 3526 and has discussed with PricewaterhouseCoopers its independence, and the Audit Committee concurred, based on those disclosures and discussions as well as its own review and consideration, that PricewaterhouseCoopers is independent. In connection with its discussions concerning the independence of its independent registered public accounting firm, the Audit Committee adopted its annual policy requiring that the Audit Committee pre-approve all audit and non-audit services provided by the Company's independent registered public accounting firm or its affiliates to NCR or its consolidated subsidiaries. The Audit Committee also reviewed its procedures for processing and addressing complaints regarding accounting, internal controls, or auditing matters, and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters. Finally, the Audit Committee has reviewed NCR's critical accounting policies and alternative policies with NCR's management and the Company's independent registered public accounting firm to determine that both are in agreement that the policies currently being used are appropriate.

The Audit Committee met in executive session at its regular meetings periodically throughout the year with both PricewaterhouseCoopers and the Company's Chief Audit Executive. It also met privately on occasion with the Chief Financial Officer, who has unrestricted access to the Audit Committee.

Based on the reviews and the discussions referred to above, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, for filing with the SEC.

Date: March 7, 2023

The Audit Committee

Kirk T. Larsen, Chair
Gregory Blank
Martin Mucci
Laura J. Sen
Glenn W. Welling

Proxy Statement

Proposal 3 – Say on Frequency

> The Board of Directors recommends that you vote 1 YEAR on the frequency of future advisory votes on the compensation of the named executives.

Proposal Details

Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, we are required to ask our stockholders, at least once every six years, to cast an advisory vote on the frequency of future advisory "Say on Pay" votes on NCR executive compensation. Our most recent Say on Frequency vote occurred in 2017, when our stockholders voted consistent with the Board's recommendation to hold advisory Say on Pay votes on NCR executive compensation on an annual basis. Since 2017, in accordance with this recommendation, we have held annual Say on Pay votes.

We are now asking our stockholders to cast an advisory vote to continue holding future advisory Say on Pay votes on NCR executive compensation on an annual basis (instead of every two years, or every three years).

The Board of Directors recommends that future advisory Say on Pay votes on NCR executive compensation be held on an annual basis. The Board believes that an annual Say on Pay vote remains the most appropriate option for NCR and its stockholders, as it will allow the most frequent opportunity for our stockholders to evaluate and assess our executive compensation program. In addition, an annual Say on Pay vote provides the Board, and the Compensation and Human Resource Committee (the "Committee"), with the most frequent feedback on our executive compensation program. Annual feedback allows the Board and Committee to have discussions with our stockholders to the extent necessary, to implement appropriate adjustments to our compensation programs on a yearly basis, as opposed to every two or every three years.

For these reasons, the Board recommends that you vote "1 Year" on the proposal regarding the frequency of future advisory Say on Pay votes on NCR executive compensation. Stockholders are not voting to approve or disapprove of the Board's recommendation. Instead, the proxy card provides stockholders with four choices for holding future advisory Say on Pay votes on executive compensation under this proposal:

- Every 1 year (recommended by our Board)
- Every 2 years;
- Every 3 years; or
- Abstain

How Does the Board Recommend that I Vote on this Proposal?

The Board recommends that, on a non-binding and advisory basis, you vote **"1 Year"** for the frequency of future advisory Say on Pay votes on the compensation of the named executives. Properly authorized proxies received by the Board will be voted for conducting future advisory votes on NCR executive compensation on an annual basis unless they specify otherwise.

Vote Required for Approval

The option of one year, two years or three years that receives the highest number of votes cast by holders of our common stock and Series A Convertible Preferred Stock voting together as a single class (in person via attendance at the virtual Annual Meeting or by proxy), with the Series A Convertible Preferred Stock voting on an as-converted basis, will be considered our stockholders' recommendation as to the frequency of future Say on Pay votes. Under Maryland law, abstentions and broker "non-votes" will not be counted as votes cast and will have no effect on the votes for this proposal.

Proposal 4 – Ratification of the Appointment of Independent Registered Public Accounting Firm for 2023

> The Board of Directors recommends that you vote FOR the proposal to ratify the appointment of PricewaterhouseCoopers as our independent accounting firm for the fiscal year ending December 31, 2023.

Proposal Details

The Audit Committee has appointed PricewaterhouseCoopers LLP (PricewaterhouseCoopers) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023. Although stockholder ratification of the appointment of the Company's independent registered public accounting firm is not required, the Board is asking that you ratify this appointment as a matter of good corporate governance.

PricewaterhouseCoopers has been the Company's independent registered public accounting firm since 1993 and is a leader in providing audit services to companies in the high-technology industry. The Audit Committee believes that PricewaterhouseCoopers is well qualified to serve as NCR's independent registered public accounting firm due to its experience, global presence with offices or affiliates in or near most locations where NCR does business and quality audit work in serving the Company. PricewaterhouseCoopers rotates its audit partners assigned to audit NCR at least once every five years and the Audit Committee has placed restrictions on the Company's ability to hire any employees or former employees of PricewaterhouseCoopers or its affiliates. Based on its Pre-Approval Policy as defined in the Fees Paid to Independent Registered Public Accounting Firm section of this proxy statement and applicable SEC rules and guidance, the Audit Committee considered whether the provision during 2022 of the tax and other non-audit services described above under the caption "Fees Paid to Independent Registered Public Accounting Firm" was compatible with maintaining the independence of PricewaterhouseCoopers and concluded that it was.

PricewaterhouseCoopers representatives are expected to be present at the virtual Annual Meeting where they will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

How Does the Board Recommend that I Vote on this Proposal?

The Board of Directors and the Audit Committee recommend that you vote FOR this proposal. Properly authorized proxies received by the Board will be voted FOR this proposal unless they specify otherwise. If the stockholders do not ratify the appointment of PricewaterhouseCoopers, the Audit Committee will reconsider the appointment, but may elect to maintain it.

Vote Required for Approval

Under Maryland law and the Company's Charter and Bylaws, a majority of all the votes cast by holders of our common stock and Series A Convertible Preferred Stock voting together as a single class (in person via attendance at the virtual meeting or by proxy), with the Series A Convertible Preferred Stock voting on an as-converted basis, is required to approve the ratification of the appointment of our independent registered accounting firm. Abstentions and broker "non-votes", if any, will not be counted as votes cast and will have no effect on the approval of this proposal. As brokers generally have discretionary authority to vote on this proposal if they do not receive voting instructions, we do not expect any broker non-votes. The vote is not binding on the Board and Audit Committee but the Board and Audit Committee will review and consider the voting results when evaluating selection of the Company's independent registered public accounting firm in the future.

Proposal 5 – Approval of Proposed Second Amendment to 2017 Stock Incentive Plan

The Proposed Second Amendment to the 2017 Stock Plan is essential to NCR's continued strategic business transformation, because it:

- allows NCR to continue granting employee long-term equity incentives that are critical to the success of our strategic business transformation, acceleration of future profitable growth and achievement of stronger returns;

- directly aligns stockholder and employee/director interests and drives exceptional employee performance to achieve our new strategic business priorities; and

- is critical for NCR to compete in the market for and attract top talent to fuel our business transformation.

In February 2023, upon recommendation by the Compensation and Human Resource Committee (the "Committee") and its independent compensation consultant, the Board approved a second amendment to the NCR Corporation 2017 Stock Incentive Plan (as amended, the "2017 Stock Plan"), approving an additional 12 million shares for issuance under the 2017 Stock Plan (the "Proposed Second Amendment"), subject to stockholder approval. The 2017 Stock Plan was originally approved by stockholders at the 2017 annual meeting of stockholders and was subsequently amended to increase the number of shares approved for issuance, as approved by stockholders at the 2020 annual meeting of stockholders, and incorporates shares transferred from the Cardtronics plc Fourth Amended and Restated 2007 Stock Incentive Plan (the "Cardtronics Stock Plan") to the 2017 Stock Plan in connection with the Cardtronics acquisition completed on June 21, 2021, as permitted by the NYSE rules. A summary of the material provisions of the 2017 Stock Plan is set forth below.

How Does the Board Recommend that I Vote on this Proposal?

The Board of Directors unanimously recommends that you vote FOR this proposal. Proxies received by the Board will be voted FOR this proposal unless they specify otherwise.

Vote Required for Approval

Under applicable New York Stock Exchange listing standards, Maryland law and the Company's charter and bylaws, a majority of all the votes cast by holders of our common stock and Series A Convertible Preferred Stock voting together as a single class (in person via attendance at the virtual meeting or by proxy), with the holders of Series A Convertible Preferred Stock Voting on an as-converted basis, is required to approve the Proposed Second Amendment to the 2017 Stock Plan. Under Maryland law, broker "non-votes" will not be counted as votes cast and will have no effect on the approval of this proposal.

Proposal Details

As noted above, our continued ability to grant stock-based incentives to our employees and our non-employee directors is critical to the strategic business transformation of NCR and directly serves the interests of our stockholders. As a result of the limited number of shares remaining available for issuance under the 2017 Stock Plan, our projections show that that the current share reserve will not likely be sufficient to cover anticipated new equity grants needed beyond 2023.

In order to have an appropriate supply of shares available for future equity awards to attract, retain and motivate the team responsible for achieving our new strategic business priorities, the Board unanimously recommends that our stockholders approve the Proposed Second Amendment to the 2017 Stock Plan providing for a reserve of an additional 12 million new shares for future stock-based incentives. We expect that this reserve will be sufficient for approximately 3 years, covering grants currently anticipated over the period from 2023 through 2025. As described in the Key Data section below and the Compensation Discussion & Analysis, NCR equity grant practices have been appropriate and emphasize variable compensation and equity-based compensation in alignment with the interests of our stockholders.

The 2017 Stock Plan's material terms and certain additional features, as amended by the Proposed Amendment, are summarized below. This summary is qualified in its entirety by reference to the full text of the 2017 Stock Plan contained in Appendix B to the proxy materials for our 2017 Annual Meeting of Stockholders (see https://www.sec.gov/Archives/edgar/data/70866/000119312517087387/d294010ddef14a.htm#toc294010_126), and the full text of the First Amendment to the 2017 Stock Plan contained in Appendix A to the proxy materials for our 2020 Annual Meeting of Stockholders (see https:www.sec.gov/Archives/edgar/data/70866/000119312520071042/d825867ddef14a.htm#oc825867_87). The full text of the Proposed Second Amendment to the 2017 Stock Plan is included as Appendix A to these proxy materials. The additional share reserve included in the Proposed Amendment will not become effective until approved by NCR stockholders.

The Company's continued ability to grant stock-based incentives is critical to:

- align employee and stockholder interests in the creation of stockholder value,

- attract, incentivize and retain highly qualified and experienced employee and director talent in the highly competitive software/services industry,

- motivate exceptional employee behavior that leads to the achievement of our strategic priorities and increased stockholder return, and

- drive employees to achieve long-term financial and operational goals to realize our strategic business transformation.

Stockholder interests and the future of NCR would be seriously jeopardized if the Company were unable to use equity grants to achieve these outcomes. Stock-based incentives are fundamental components of the Committee's pay for performance philosophy, as reflected in our Compensation Discussion & Analysis section.

The 2017 Stock Plan will continue to retain key governance features protecting stockholders:

The 2017 Stock Plan will continue to retain the enhanced governance rules protecting stockholders that were added to the Plan in 2017 and 2020, plus prior governance protections, as set forth in the chart below:

Key Governance Features Retained in 2017 Stock Plan

✓	**Director Pay Cap:** Plan retains rules capping director pay annually including cash and NCR equity	✓	**No Tax Gross-Ups:** Plan does not provide for any tax gross-ups
✓	**Strengthened Repricing Prohibition:** Plan retains strengthened 2017 language more explicitly prohibiting option/SAR repricing	✓	**No "Single Trigger" Vesting:** No automatic vesting of equity awards upon a change in control
✓	**Strengthened Cash Buyout Prohibition:** Plan retains strengthened 2017 rules more explicitly prohibiting cash buyout of underwater options/SARs without stockholder approval	✓	**No Liberal Change in Control Provisions:** Plan and Change in Control Severance Plan do not provide for a change in control upon announcement or stockholder approval of a transaction (rather than completion)
✓	**Strengthened Award Clawback Provisions:** Plan retains strengthened 2017 language authorizing forfeiture or clawback of awards in certain circumstances involving misconduct	✓	**Minimum Vesting Period:** All award types are subject to a minimum vesting period of 12 months (with limited exceptions)
✓	**Individual Award Limits:** Plan retains certain provisions establishing Award maximums as described in this proposal	✓	**Discounted Options/SARs Prohibited:** Options and SARs must be granted at no less than Fair Market Value
✓	**Dividend Treatment:** Plan retains rules barring payment of dividends or dividend equivalents before the underlying award vests	✓	**No "Evergreen" Provision:** No automatic increase in shares available for grant under the Plan

When approving the Proposed Second Amendment to the 2017 Stock Plan, the Board considered the potential dilutive impact on our stockholders of our share usage measured by our "run rate" and "overhang":

- Run Rate: A measure of the annual shares granted expressed as a percent of our weighted average common shares outstanding. Our run rate in 2022 and 2021 was 4.3% and 3.4%, respectively.

- Overhang: Dilution analysis quantifying the cumulative impact of equity grant practices, by calculating shares subject to outstanding grants plus the shares remaining in the share reserve for new grants, divided by the diluted common stock outstanding as of February 28, 2023, plus the shares subject to outstanding grants plus the shares remaining in the share reserve. NCR's overhang as of February 28, 2023 is approximately 12.26%. We anticipate the overhang would be approximately 18.04% upon stockholder approval of the additional 12 million shares under the Proposed Second Amendment.

Our Board determined that our share usage levels measured by run rate and overhang were appropriate. The Board was cognizant of these matters when approving the Proposed Second Amendment, which will enable NCR to continue to reward our employees and its directors with equity compensation that aligns directly with stockholder interests and fuel the continued business transformation of NCR.

NCR Historic Equity Grant Run Rate and Overhang. This chart shows our run rate under the 2017 Stock Plan for the past three fiscal years:

NCR Historic Run Rate

	2022	2021	2020
Total Number of Restricted Stock Units Granted (in millions)	6.3	4.8	5.4
Total Number of Stock Options Granted (in millions)**	0.0	0.0	2.6
Weighted Average Common Shares Outstanding (in millions)*	145.9	140.4	137.4
Run Rate	4.3%	3.4%	5.8%

* Includes our Series A Convertible Preferred Stock on an as-converted basis.
** The number of options for purposes of calculating the burn rate is the granted number of options reduced in proportion to the value of the options as a percent of the stock value using the Black-Scholes model.

NCR Historic Overhang. This chart shows our overhang under the 2017 Stock Plan, as well as predecessor plans under which awards are still outstanding (including our NCR Corporation 2013 Stock Incentive Plan ("2013 Stock Plan"), our NCR Corporation 2011 Amended and Restated Stock Incentive Plan ("2011 Stock Plan") and our Management Stock Plan, each of which were in effect on the dates shown above in our Equity Compensation Plan Information Table in our Compensation Discussion & Analysis section):

NCR Overhang
(As of February 28, 2023)

Outstanding Grants (shares)*	17.4 million
Shares Currently Available for Grant under 2017 Stock Plan (before Proposed Second Amendment)**	3.5 million
Additional Shares Available for Grant if Proposed Second Amendment is approved by stockholders	12.0 million
Common Shares Outstanding***	149.3 million
Total Fully Diluted Overhang**/******* (prior to 12 million share authorization)*	**12.26%**
Total Fully Diluted Overhang**/******* (including 12 million share authorization)*	**18.04%**

* This is the total of all outstanding restricted stock units and options. Unearned performance-based restricted stock units are shown assuming target performance is achieved. The maximum potential payout on such units is 200%. Earned performance-based restricted stock units (which remain subject to a holding period) are shown based on actual performance achieved.

** Includes shares that were transferred from the Cardtronics Stock Plan to the 2017 Stock Plan in connection with the Cardtronics acquisition completed on June 21, 2021, as permitted by the NYSE rules. Such assumed shares were originally approved by Cardtronics shareholders pursuant to the Cardtronics Stock Plan prior to (but not in contemplation of) the date of the Cardtronics acquisition. Such assumed shares are available for future issuance under the 2017 Stock Plan to either former Cardtronics employees or employees newly hired by NCR or an affiliate on and after June 21, 2021 (but not to legacy NCR employees prior to June 21, 2021), provided that such assumed shares will expire on their original expiration date under the Cardtronics Stock Plan of July 1, 2026. Such limitations shall continue to apply to the assumed shares following any approval of this proposal.

*** Includes our Series A Convertible Preferred Stock on an as-converted basis. Our common shares outstanding excluding the Series A Convertible Preferred Stock would be 140.1 million.

If stockholders do not approve the Proposed Second Amendment, NCR will continue to make awards under the 2017 Stock Plan. In the event sufficient shares are not available under the 2017 Stock Plan to settle awards granted thereunder, NCR will be required to grant some awards, or portions of awards, to be settled in cash. Settling awards in cash instead of NCR common stock could have an adverse impact on NCR's cash flow from operations, financial position and results of operations. Approval of the Proposed Second Amendment should reduce NCR's magnitude of exposure to this cash settlement risk.

In addition, under applicable accounting rules, if NCR determines at any time that sufficient shares do not remain available under the 2017 Stock Plan to settle one or more awards granted thereunder with issuance of shares, NCR will be required to classify and account for as a liability any equity-based awards, or portions of awards, to be settled in cash under the 2017 Stock Plan. Such "liability accounting" could have an adverse impact on NCR's financial position and results of operations. Approval of the Proposed Second Amendment should reduce NCR's magnitude of exposure to such "liability accounting" risk in the event that it is triggered.

Key Data Supporting the Proposal

The Table below shows certain key data supporting our Proposed Second Amendment to the 2017 Stock Plan, including certain awards outstanding under the 2017 Stock Plan, the NCR Corporation 2013 Stock Plan, the 2011 Stock Plan and the Management Stock Plan (collectively, the "Prior Plans").

Key Data

Prior Plan Share Details:	As of February 28, 2023
• Number of outstanding Options	8.7 million
• Weighted average exercise price	$ 32.87
• Weighted average remaining contractual term (in years)	3.1
• Number of outstanding Time-based Restricted Stock Units	5.8 million
• Number of outstanding Performance-Based Restricted Stock Units*	2.9 million
Total shares remaining available for grant under the 2017 Stock Plan (before Proposed Second Amendment)**	3.5 million
Additional shares requested under the Proposed Second Amendment	12.0 million
Total number of shares to be available for issuance under the 2017 Stock Plan	15.5 million
The closing price of our common stock on the New York Stock Exchange as of February 28, 2023	$25.53
Total shares of NCR common stock outstanding as of February 28, 2023**	149.3 million

* Represents the number of unearned performance-based restricted stock units assuming target performance is achieved. The maximum potential payout on such units is 200%. Earned performance-based restricted stock units (which remain subject to a holding period) are shown based on actual performance.

** Includes shares that were transferred from the Cardtronics Stock Plan to the 2017 Stock Plan in connection with the Cardtronics acquisition completed on June 21, 2021, as permitted by the NYSE rules. Such assumed shares were originally approved by Cardtronics shareholders pursuant to the Cardtronics Stock Plan prior to (but not in contemplation of) the date of the Cardtronics acquisition. Such assumed shares are available for future issuance under the 2017 Stock Plan to either former Cardtronics employees or employees newly hired by NCR or an affiliate on and after June 21, 2021 (but not to legacy NCR employees prior to June 21, 2021), provided that such assumed shares will expire on their original expiration date under the Cardtronics Stock Plan of July 1, 2026. Such limitations shall continue to apply to the assumed shares following any approval of this proposal.

Principal Features of the Proposed Second Amendment

The chart below summarizes the principal features of the 2017 Stock Plan as amended by the Proposed Second Amendment. Certain additional terms of the 2017 Stock Plan as amended by the Proposed Second Amendment are also described below.   This summary is qualified in its entirety by reference to the full text of the 2017 Stock Plan contained in Appendix B to the proxy materials for our 2017 Annual Meeting of Stockholders (see https://www.sec.gov/Archives/edgar/data/70866/000119312517087387/d294010ddef14a.htm#toc294010_126),   and   the full text of the First Amendment to the 2017 Stock Plan contained in Appendix A to the proxy materials for our 2020 Annual Meeting of Stockholders (see https:www.sec.gov/Archives/edgar/data/70866/000119312520071042/d825867ddef14a.htm#oc825867_87). The full text of the Proposed Second Amendment to the 2017 Stock Plan is included as Appendix A to these proxy materials.

Principal Features of 2017 Stock Plan
as Amended by the Proposed Second Amendment

Purpose	To allow the Company to award equity incentives to eligible participants that link directly to stockholder value, drive participant exceptional performance and give the Company a competitive advantage in attracting, retaining and motivating participants
Effective Date	The effective date of the Proposed Second Amendment will be the first day of the month following the date of stockholder approval (the "Effective Date")
Securities Underlying Awards	NCR Common Stock, $0.01 par value per share*
Award Types	Restricted Stock Units ("RSUs"), Restricted Stock, Performance Units, Incentive Stock Options ("ISOs"), Nonqualified Stock Options ("NQSOs"), Stock Appreciation Rights ("SARs"), and Other Stock-Based Awards (each an "Award")
Eligible Participants	Current and prospective Company employees, officers, non-employee directors and consultants. As of February 28, 2023, there were 10 non-employee directors and approximately 7,735 employees (including 7 executive officers and 24 other officers) who would be eligible to participate in the 2017 Stock Plan, as amended by the Proposed Second Amendment
Share Reserve**	•15.5 million shares of common stock under the 2017 Stock Plan, plus •any shares with respect to Awards granted under the 2017 Stock Plan that are forfeited (or again become available for grant) following the Effective Date •Shares subject to any type of Award will be counted against this plan limit as one share for every one share granted
Share Recycling	Shares not issued because an Award expires, cancels, terminates, forfeits, lapses or settles without issuance of common stock (including, but not limited to, shares tendered or withheld upon Option/SAR exercise and shares withheld for taxes on Awards) will be added back to the share reserve
Minimum Vesting	All award types will generally have a minimum vesting period of at least one year from the grant date***
Director Compensation Limit	The amount of cash and equity-based compensation to non-employee directors, whether under the 2017 Stock Plan or otherwise, is limited to an aggregate of $1 million in any calendar year, as measured by the grant date value (for equity-based compensation)
Plan Expiration	The earlier of: (i) May 1, 2027, or (ii) the date that the Board terminates the Plan

* The closing price of our common stock on the New York Stock Exchange as of February 28, 2023 was $25.53.

** Subject to adjustment as permitted by the 2017 Stock Plan. Includes shares that were transferred from the Cardtronics Stock Plan to the 2017 Stock Plan in connection with the Cardtronics acquisition completed on June 21, 2021, as permitted by the NYSE rules. Such assumed shares were originally approved by Cardtronics shareholders pursuant to the Cardtronics Stock Plan prior to (but not in contemplation of) the date of the Cardtronics acquisition. Such assumed shares are available for future issuance under the 2017 Stock Plan to either former Cardtronics employees or employees newly hired by NCR or an affiliate on and after June 21, 2021 (but not to legacy NCR employees prior to June 21, 2021), provided that such assumed shares will expire on their original expiration date under the Cardtronics Stock Plan of July 1, 2026. Such limitations shall continue to apply to the assumed shares following any approval of this proposal.

*** Subject to certain limited exceptions in the 2017 Stock Plan.

Proxy Statement

Additional Terms of the 2017 Stock Plan as Amended by the Proposed Second Amendment

Plan Administration. The Committee will administer the Plan. The Committee will determine eligible recipients and establish Award terms and conditions for inclusion in an Award agreement ("Award Agreement"). The Committee is authorized to, among other things, interpret the 2017 Stock Plan and Award Agreements, and amend Awards and Award Agreements as permitted by the Plan.

Eligible Employees. Current and prospective Company employees and consultants, as well as officers and non-employee directors, are eligible to receive awards under the 2017 Stock Plan. However, ISOs may only be granted to employees. As of February 28, 2023, there were 10 non-employee directors, approximately 7,735 employees (including 7 executive officers and 24 other officers) and no non-employee consultants who would be eligible to participate in the 2017 Stock Plan.

Award Limits and Maximums. The 2017 Stock Plan contains the below limits that apply to individual and aggregate Awards. In addition, the maximum number of shares of NCR common stock that may be granted pursuant to Options intended to be ISOs is 12,000,000.

- Options and SARS. No participant may be granted Options and SARs covering more than 3,000,000 common shares during any consecutive 12-month period.

- Restricted Stock, RSUs, Performance Units or Other Stock-Based Awards. No participant may be granted either Restricted Stock, RSUs, Performance Units or other Stock-Based Awards covering over 2,500,000 common shares during any consecutive 12-month period.

- Non-Employee Director Awards: The maximum aggregate value at grant of equity-based and cash compensation that may be granted to any non-employee director under the 2017 Stock Plan and the NCR Director Compensation Program and otherwise during any calendar year is $1,000,000.

Permissible Performance Goals. "Performance Goals" means any performance goals established by the Committee in connection with the grant of Restricted Stock, RSUs, Performance Units or Other Stock-Based Awards. Under the 2017 Stock Plan: such Performance Goals may be based on attaining (i) specified levels of one or more of the following measures: revenues; revenue growth; earnings or losses or net earnings or losses (including earnings or losses before taxes, before interest and taxes or before interest, taxes, depreciation and amortization); earnings or loss per share; operating income and adjusted operating income (before or after taxes) (including non-pension operating income and non-pension operating income less capital charge); net income or loss (before or after taxes); net operating profit (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); cash flow (before or after dividends) (including operating cash flow and free cash flow); cash flow return on capital; cash flow per share (before or after dividends); gross or net margin; operating margin; bookings; net sales; return on equity; return on capital (including return on total capital or return on invested capital); cash flow return on investment; return on assets or net assets or operating assets; economic value added (or an equivalent metric); stock price appreciation; total stockholder return (measured in terms of stock price appreciation and dividend growth); cost control; gross profit; operating profit; enterprise value; net annual contract value; cash generation; unit volume; appreciation in and/or maintenance of stock price; market share; sales; asset quality; cost saving levels; marketing-spending efficiency; core noninterest income; cash margin; debt reduction; stockholders equity; operating efficiencies; customer satisfaction; customer growth; employee satisfaction; productivity or productivity ratios; financial ratios, including those measuring liquidity, activity, profitability or leverage; financing and other capital raising transactions (including sales of the Company's equity or debt securities); debt level year-end cash position; book value; competitive market metrics; implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, products or projects, acquisitions and divestitures, succession and hiring projects, reorganization and other corporate transactions, expansions of specific business operations and meeting divisional or project budgets; improvement in or attainment of expense levels; or change in working capital with respect to the Company or any one or more affiliates, subsidiaries, divisions, business units or business segments of the Company either in absolute terms or relative to the performance of one or more other companies or an index covering multiple companies, or (ii) such other Performance Goals as may be approved by the Committee.

Fair Market Value of Awards. Unless otherwise determined by the Committee, the closing price of a share of NCR common stock on the Applicable Exchange (as defined in the 2017 Stock Plan) on the trading date, or if shares were not traded on the Applicable Exchange on the trading date, then on the immediately preceding date on which shares were traded, all as reported by such source as the Committee may select. If NCR common stock is not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion.

Types of Awards.

- Options. Options entitle the participant to buy NCR common stock at a specified exercise price. Options are granted in the form of either ISOs that are intended to qualify for special tax treatment under Internal Revenue Code Section 422, or NQSOs that are not tax-qualified. Options must be granted with an exercise price at least equal to the Fair Market Value of one share of common stock on the grant date, and generally may not be exercisable for more than 10 years after granted.

  Options generally become exercisable in specified increments on the anniversaries of the grant date as determined by the Committee, except that vesting may not occur earlier than the first such anniversary except in limited cases involving participant death or disability. Except for certain limited permissible adjustments (described below), the Company may not, without stockholder approval, reprice any Option or buyout any underwater Option by: (i) lowering its exercise price after the grant date; (ii) cancelling it (at a time when the applicable exercise price per share exceeds the Fair Market Value of the underlying shares) in exchange for cash, property or another Award; (iii) taking any action that would be treated as a repricing under generally accepted accounting principles; or (iv) taking any other action that has the same effect as clause (i), (ii) or (iii).

- SARs. A SAR is a contractual right granted to the participant to receive, either in cash, common stock or both, an amount equal to the appreciation of one share of common stock from the grant date to the exercise date. SARs may be granted free-standing or in tandem with other types of Awards. A free-standing SAR generally will be subject to the same terms and conditions that apply to options under the 2017 Stock Plan. A Tandem SAR will have the same terms and conditions as the Award to which it relates. The Committee will set the exercise price for SARs, which will not be less than the fair market value of one share of our common stock on the grant date.

  Except for certain limited permissible adjustments (described below), the Company may not, without stockholder approval, reprice any SAR by: (i) lowering its exercise price after the grant date; (ii) cancelling it (at a time when the applicable exercise price per share exceeds the Fair Market Value of the underlying shares) in exchange for cash, property or another Award; (iii) taking any action that would be treated as a repricing under generally accepted accounting principles; or (iv) taking any other action that has the same effect as clause (i), (ii) or (iii).

- Restricted Stock, Restricted Stock Units and Other Stock-Based Awards. Shares of Restricted Stock are actual shares of NCR common stock issued to a participant subject to certain transfer and forfeiture restrictions for a specified period of time. RSUs are unfunded, unsecured rights to receive cash, common stock or both (as determined by the Committee) at the end of a specified period of time, which are also subject to certain transfer and forfeiture restrictions. Other Stock-Based Awards may be granted under the Plan, provided that any Other Stock-Based Awards that are unrestricted Awards of common stock will only be granted in lieu of other compensation due and payable to a participant.

  The Committee may generally condition the grant or vesting of Restricted Stock Awards or RSUs upon satisfying Performance Goals and/or upon continued service with the Company, which need not be the same for each recipient. Subject to the 2017 Stock Plan and applicable Award Agreement terms, during the period that an Award is subject to continued service and/or Performance Goal requirements, participants may not sell, assign, transfer, pledge or otherwise encumber Restricted Stock or RSUs subject to the Award.

Generally, Restricted Stock, RSUs and Other Stock-Based Awards (excluding Options, SARs and dividend equivalent rights), collectively "Full-Value Awards," will have vesting periods of at least one year after the grant date. A 2017 Stock Plan exception permits the grant of five percent (5%) of shares available for grant as any type of Award with a vesting period of at least one year following the grant date. Full-Value Awards may also vest pro rata before their applicable vesting dates in circumstances permitted by the Committee.

A participant granted Restricted Stock generally will have all of the rights of a holder of Company common stock, including the right to vote and receive dividends subject to the restrictions noted below. A participant with RSUs or Other Stock-Based Awards will not have rights as a stockholder.

Unless otherwise determined by the Committee in the applicable Award Agreement, and subject to the provisions of the Plan: (i) cash dividends on common shares subject to an Award of Restricted Stock will be automatically deferred and reinvested in additional Restricted Stock, held subject to the vesting of the underlying Restricted Stock, (ii) subject to any adjustment, dividends payable in common stock will be paid in the form of Restricted Stock, held subject to the vesting of the underlying Restricted Stock and (iii) in the case of an Award of Restricted Stock subject to Performance Goals, the participant will not be entitled to receive payment for dividends with respect to such Restricted Stock unless, until and except to the extent that the applicable Performance Goals are achieved or are otherwise deemed satisfied.

- Performance Units. Performance Units may be issued for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The Performance Goals to be achieved during any period established by the Committee at the time any Performance Unit is granted (or at any time thereafter) (each, a "Performance Period") and the length of the Performance Period will be determined by the Committee upon the grant of each Performance Unit, provided that the Performance Period will be no less than one year following the date of grant (subject to the 5% exception noted above). The conditions for grant or vesting and the other provisions of Performance Units (including any applicable Performance Goals) need not be the same with respect to each recipient.

  Performance Units may be paid in cash, common stock, other property or any combination thereof, in the sole discretion of the Committee at the time of payment. The performance levels to be achieved for each Performance Period, the amount of the Award to be distributed and whether or not the Award will be designated as a Qualified Performance-Based Award will be determined by the Committee. Performance Units may be paid in a lump sum or in installments following the close of the Performance Period.

Awards to Non-U.S. Participants. The Committee may grant Awards to eligible participants who are foreign nationals and/or persons who are otherwise subject to foreign legal or regulatory provisions on such terms and conditions different from those specified in the Plan as may be necessary or desirable. The Committee is authorized to make such modifications, amendments, procedures or sub-plans as may be necessary or advisable to comply with such legal or regulatory provisions.

No Rights as Stockholder; Non-Transferability of Awards. Except as provided under the Plan, no Award holder has any rights as a stockholder with respect to common stock subject to an Award (including rights to vote common stock and receive dividends thereon) until such common stock is distributed to such holder.

Options and SARs will not be transferable by a participant other than: (i) by will or by the laws of descent and distribution; or (ii) in the case of an NQSO or a SAR if expressly permitted by the Committee, pursuant to a transfer to the participant's family members.

Adjustments for Certain Corporate Events. If certain corporate events occur, such as a change in capitalization, merger, liquidation, spin-off, stock split, extraordinary dividend or similar event affecting the Company or the common stock (each a "Corporate Transaction"), the Committee is authorized to make appropriate and equitable adjustments to: (a) the number and kind of common shares or other securities reserved for issuance and delivery under the 2017 Stock Plan, (b) the Plan's maximum share limits, (c) the number and kind of common shares or other securities subject to outstanding Awards, and (d) outstanding Option and SAR exercise prices.

Awards may, in the discretion of the Committee, be granted under the 2017 Stock Plan in assumption of, or in substitution for, outstanding Awards previously granted by the Company or any of its subsidiaries or affiliates or an entity acquired by the Company or any of its subsidiaries or affiliates or with which the Company or any of its subsidiaries or affiliates combines ("Substitute Awards"); provided, however, that in no event may any Substitute Award be granted in a manner that would violate the prohibitions on repricing of Options and SARs (as described above). The number of common shares underlying any Substitute Awards will generally be counted against the maximum share limits of the Plan; provided, however, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding awards previously granted by an entity that is acquired by or combined with the Company or any of its subsidiaries or affiliates, will not be counted against the maximum share limits of the Plan (with the exception that Substitute Awards that are ISOs will count against the maximum ISO limit of the Plan).

Impact of Change in Control. Unless otherwise provided in the applicable Award Agreement, in the event of a Change in Control (as defined below) unless Awards are assumed, converted or replaced, Awards will vest immediately prior to such Change in Control. Further, unless otherwise provided in the applicable Award Agreement, upon a participant's Termination of Employment (as defined below), during the 24 month period following a Change in Control, (x) by the Company other than for Cause (as defined below) or disability, or (y) to the extent applicable, by the participant for Good Reason (as defined below):

- any Options and SARs outstanding as of such Termination of Employment that were outstanding as of the date of such Change in Control will become fully exercisable and vested;

- the restrictions and deferral limitations applicable to any Restricted Stock will lapse, and such Restricted Stock outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control will become free of all restrictions and become fully vested and transferable; and

- all RSUs outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control will be considered to be earned and payable in full, and any deferral or other restriction will lapse.

"Cause" means, unless otherwise provided in an Award Agreement, Cause as defined in any employment, consulting or similar agreement between the Plan participant and the Company or one of its subsidiaries or affiliates, or, if no such agreement exists or if it does not define Cause, Cause will generally mean, with regard to the applicable participant: (A) a felony conviction under Federal, state or foreign law; (B) dishonesty in the course of his or her duties; (C) his or her failure to perform substantially his or her employment duties in any material respect; (D) a material violation of the Company's ethics and compliance program; or (E) before a Change in Control, such other events as will be determined by the Committee and set forth in the applicable participant's Award Agreement.

Unless otherwise provided pursuant to an Award Agreement, **"Change in Control"** is defined to mean any of the following events, generally:

- the acquisition by any individual, entity or group of beneficial ownership of 30% or more of either the then outstanding common shares or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; except any acquisition directly from or by the Company or any acquisition by any Company employee benefit plan (or related trust), or any Non-Qualifying Transaction (as defined below) will generally not be deemed a Change in Control;

- a change in the composition of a majority of the Board of Directors which is not supported by the incumbent board of directors;

- the consummation of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of the Company's assets or the acquisition of assets of another entity, unless, immediately following such transaction (i) more than 50% of the total voting power of the surviving entity or the ultimate parent entity is represented by voting shares that were outstanding immediately before the transaction and are held substantially in the same proportion, (ii) no individual, entity or group (excluding any Company employee benefit plan or related trust) is or becomes the beneficial owner of 30% or more of the outstanding voting shares (except as provided above) and (iii) there has not been a change in the composition of a majority of the Board of Directors, as provided above (each, a "Non-Qualifying Transaction"); or

- the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

"Good Reason" generally means, if the applicable Plan participant is also a participant in the Company's Change in Control Severance Plan or is subject to a Company severance plan, policy or guideline that provides the applicable participant with the opportunity to resign for good reason, the definition of Good Reason as set forth in such Company arrangement, as applicable. If the participant is not a participant in any such Company arrangement, the definition of Good Reason as set forth in any Award Agreement to which the applicable participant is a party or any employment, consulting or similar agreement between the applicable participant and the Company or one of its subsidiaries or affiliates.

"Termination of Employment" generally means, unless otherwise provided in the applicable Award Agreement, the complete termination of the applicable Plan participant's employment with, and performance of services for, the Company and any of its subsidiaries or affiliates (including in connection with a complete disaffiliation of a subsidiary or an affiliate or a division of the Company).

Plan Amendment and Termination. The Board or its delegate may amend or terminate the 2017 Stock Plan, so long as such amendment or termination will not materially impair rights under outstanding Awards without participant consent (except if required to comply with applicable law or stock exchange accounting rules). No amendment will be made without the approval of the Company's stockholders to the extent such approval is required by applicable law or by New York Stock Exchange listing standards.

Award Clawback, Cancellation and Suspension. Subject to the above restrictions, the Committee has full authority to cancel or suspend Awards, and the participant may be required to repay any or all amounts previously paid pursuant to any Award, such as in the case of Awards to participants who render services to, or own any material interest in, any business that competes with the Company as determined by the Committee or its delegate.

Unless otherwise provided in the applicable Award Agreement, any Award will be cancelled, and the Participant may be required to repay any or all amounts previously paid pursuant to any Award, if the participant, without the consent of the Company, violates any policy adopted by the Company or applicable affiliate relating to the recovery of compensation granted, paid, delivered, awarded or otherwise provided to such participant by the Company or applicable affiliate, as such policy is in effect on the Award's grant date, or, to the extent necessary to address applicable legal requirements, as may be amended from time to time. The Company may, to the extent permitted or required by law or regulation (including the Dodd-Frank Act), enforce any repayment obligation pursuant to any such policy by reducing any amounts that may be owing from time to time to a participant, whether as wages, severance, vacation pay or in the form of any other benefit or for any other reason, or enforce any other recoupment as prescribed by applicable law or regulation.

Stock Plan Limits. Subject to the adjustment provisions of the 2017 Stock Plan in the event of Corporate Transactions, the maximum number of shares that may be granted under the 2017 Stock Plan without approval of the Proposed Second Amendment is limited to: (i) the number of shares remaining available for grant under the Company's 2017 Stock Plan on the Effective Date as described in this proposal; plus (ii) any shares with respect to awards granted under the 2017 Stock Plan that are forfeited, cancelled or expire following the Effective Date. As of February 28, 2023, we had 3.5 million shares remaining available for future issuance under the under the 2017 Plan. No shares remained available for future issuance under either the 2013 Plan, the 2011 Plan, the 2006 Plan or the Management Stock Plan as of February 28, 2023. Shares subject to any type of Award will be counted against this plan limit as one share for every one share granted.

New Plan Benefits

Because benefits under the 2017 Stock Plan, as amended by the Proposed Second Amendment, will depend on the Committee's actions and the fair market value of our common stock at various future dates, it is not possible to determine with precision at this time the benefits that might be received by officers, employees and non-employee directors if the Proposed Second Amendment to the 2017 Stock Plan is approved by stockholders. For grants to directors and our named executives for fiscal year 2022, see our Director Compensation Tables section and the Grants of Plan-Based Awards Table — 2022 in our Compensation Discussion & Analysis section above.

Existing Plan Benefits

As of February 28, 2023, the following number of equity awards relating to shares of our common stock were held under the 2017 Stock Plan by the following individuals and groups (assuming target performance with respect to each PBRSU): (i) each of our named executive officers held the following amounts: Michael Hayford held 2,144,973 stock options and 820,296 RSUs; Owen Sullivan held 1,254,003 stock options and 496,433 RSUs; Tim Oliver held 345,423 stock options and 431,131 RSUs; Adrian Button held 286,554 stock options and 46,118 RSUs; and Don Layden held 185,471 stock options and 306,066 RSUs; (ii) our executive officers as a group (i.e., our named executive officers) held an aggregate of 4,216,424 stock options and 2,100,044 RSUs; (iii) our current nonemployee directors as a group held an aggregate of 0 stock options and 105,743 RSUs; (iv) the director nominees for this year who are not current non-employee directors (if any) held 0 stock options and 0 RSUs; (v) associates of our executive officers, non-employee directors and director nominees for this year held 0 stock options and 0 RSUs; (vi) all employees, including all current officers who are not executive officers, as a group held an aggregate of 4,453,041 stock options and 6,479,135 RSUs; and (vii) all non-employee consultants as a group held an aggregate of 0 stock options and 0 RSUs. As of February 28, 2023, the following individuals held 5% or more of the total number of outstanding equity awards under the 2017 Stock Plan: Michael Hayford (CEO) and Owen Sulllivan (President and COO). No other person held 5% or more of the total number of outstanding equity awards under the 2017 Stock Plan. The foregoing equity awards were granted in consideration for services provided to the Company as an employee or as a non-employee director. The stock options were granted with an exercise price that was not be less than the fair market value of our common stock at the time of grant, and the maximum term of each option does not exceed ten years. As of February 28, 2023, the closing price of a share of our common stock on the NYSE was $25.53. For a summary of certain federal income tax consequences of the issuance and exercise of such stock options to the Company and the participants, see the section below entitled "US Federal Income Tax Consequences."

Registration with SEC

We intend to file with the SEC a registration statement on Form S-8 covering the additional 12,000,000 shares of our common stock issuable under the NCR Corporation 2017 Stock Incentive Plan, as amended (if approved by our stockholders).

U.S. Federal Income Tax Implications of Awards

The following is a brief summary of the U.S. Federal income tax consequences applicable to Awards granted by NCR under the 2017 Stock Plan, based upon current law as of the date of these proxy materials. This summary is provided only as general information and not as tax advice. It is not intended or written to be used, and cannot be used: (i) by any taxpayer for the purpose of avoiding tax penalties under the Federal Internal Revenue Code; or (ii) for promoting, marketing or recommending to another party any transaction or matter addressed herein. It does not address all of the tax considerations that may be relevant to a particular participant and does not discuss state, local and foreign tax consequences. Tax consequences may vary depending on each participant's particular circumstances, and each participant should consult his or her tax advisor regarding his or her personal circumstances.

No later than the date as of which an amount first becomes includible in the gross income of a participant for Federal, state, local or foreign income or employment or other tax purposes with respect to any Award under the 2017 Stock Plan, such participant will be required to pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any Federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount, at the statutory withholding rate determined applicable by the Company (up to the participant's maximum required tax withholding rate) that will not trigger a negative accounting impact. Withholding obligations generally may be settled with NCR common stock, including common stock that is part of the Award that gives rise to the withholding requirement. The obligations of the Company will be conditional on such payment or arrangements, and the Company and its subsidiaries and affiliates will, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with common stock. For purposes of calculating compensation income and withholding for transactions that settle in common shares, the Company will use the closing price of a share of Company common stock on the New York Stock Exchange (or such other exchange as maybe the principal market for the Company's common stock) on the trading date immediately preceding the distribution date of the common stock.

RSUs. No income generally will be recognized by a participant in connection with the grant of a restricted stock unit ("RSU"). A participant is generally subject to withholding of Social Security and Medicare taxes on the value of an RSU at the time that the participant's rights with respect to the RSU become vested. Although not free from doubt, under the Internal Revenue Code, if the participant's employer determines the time at which a vested RSU will be settled, a participant generally should not be subject to income taxes with respect to such RSU until the participant has received shares and/or cash in settlement of the RSU. The fair market value of those shares at the time of settlement and/or any cash received generally should be taxable to the participant as ordinary income at the time of settlement (and, with respect to an employee, will be subject to income tax withholding on the amount of such ordinary income). The amount of ordinary income recognized by the participant generally will be deductible to the Company, except to the extent that the limitations on deductibility under Code Section 162(m) apply. The participant's aggregate tax basis for resale purposes in any common stock received is the amount taxed as ordinary income upon receipt of the common stock. Any gain or loss on a sale of common stock will be treated as capital gain or loss and will be long-term capital gain or loss if such common stock is held for more than one year after the date of issuance.

Restricted Stock. No income generally will be recognized by a participant in connection with the grant of Restricted Stock. The participant generally will be subject to tax at ordinary income rates on the fair market value of the common stock held at the time the Restricted Stock is no longer subject to a substantial risk of forfeiture or restrictions on transfer for purposes of Section 83 of the Code (the "Vesting Date"), reduced by the amount, if any, paid by the participant for the Restricted Stock (and, with respect to an employee, will be subject to income tax withholding on the amount of such ordinary income). When a participant sells the common stock held upon vesting of the Restricted Stock, he or she generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the shares and his or her tax basis in the shares (generally equal to the amount, if any, paid for the Restricted Stock and any ordinary income recognized on the Vesting Date). If the participant's holding period for the shares, which begins on the Vesting Date, exceeds one year, such gain or loss will constitute long-term capital gain or loss.

A participant who so elects, pursuant to the express terms of the applicable Award Agreement or by action of the Committee in writing, under Section 83(b) of the Code within thirty days of the date of transfer of the Restricted Stock to the participant will have taxable ordinary income on the date of transfer of the Restricted Stock (the "Transfer Date") equal to the excess of the fair market value of the Restricted Stock on the Transfer Date (determined without regard to the risk of forfeiture or restrictions on transfer) over the amount, if any, paid for the Restricted Stock (and, with respect to an employee, will be subject to income tax withholding on the amount of such ordinary income). If the Vesting Date occurs, the participant will not recognize any additional income on such date, and the gain or loss to the participant on a subsequent sale of the common stock (calculated as the difference between the fair market value of the shares on the date of sale and the participant's tax basis in the shares, generally equal to the amount, if any, paid for the Restricted Stock and any ordinary income recognized on the Transfer Date) generally will be treated as capital gain or loss to the participant. If the participant's holding period for the common stock, which begins on the Transfer Date, exceeds one year, such gain or loss will constitute long-term capital gain or loss.

Incentive Stock Options. Neither the grant nor the exercise of an ISO results in taxable income to the optionee for regular U.S. Federal income tax purposes. However, an amount equal to: (i) the fair market value on the exercise date minus the exercise price at the time of grant; multiplied by (ii) the number of shares with respect to which the ISO is being exercised, will count as "alternative minimum taxable income" which, depending on the particular facts, could result in liability for the "alternative minimum tax" or AMT. If the optionee does not dispose of the common stock issued pursuant to the exercise of an ISO until the later of the two-year anniversary of the date of grant of the ISO and the one-year anniversary of the date of the acquisition thereof, then: (a) upon a later sale or taxable exchange of the shares, any recognized gain or loss would be treated for tax purposes as a long-term capital gain or loss; and (b) the Company would not be permitted to take a deduction with respect to that ISO for Federal income tax purposes.

If common stock acquired upon the exercise of an ISO were disposed of prior to the expiration of the two-year and one-year holding periods described above (a "disqualifying disposition"), generally the optionee would realize ordinary income in the year of disposition in an amount equal to the lesser of: (i) any excess of the fair market value of the shares at the time of exercise of the ISO over the amount paid for the shares; or (ii) the excess of the amount realized on the disposition of the shares over the participant's aggregate tax basis in the shares (generally, the exercise price). A deduction would be available to the Company equal to the amount of ordinary income recognized by the optionee. Any further gain realized by the optionee would be taxed as short-term or long-term capital gain and would not result in any deduction by the Company. A disqualifying disposition occurring in the same calendar year as the year of exercise would eliminate the alternative minimum tax effect of the ISO exercise.

Special rules may apply where all or a portion of the exercise price of an ISO is paid by tendering common stock, or if the shares acquired upon exercise of an ISO are subject to substantial forfeiture restrictions. The foregoing summary of tax consequences associated with the exercise of an ISO and the disposition of shares acquired upon exercise of an ISO assumes that the ISO is exercised during employment or within three months following termination of employment. The exercise of an ISO more than three months following termination of employment will result in the tax consequences described below for NQSOs, except that special rules apply in the case of disability or death.

An individual's Options otherwise qualifying as ISOs will be treated for tax purposes as NQSOs (and not as ISOs) to the extent that, in the aggregate, they first become exercisable in any calendar year for stock having a fair market value in excess of $100,000.

Nonqualified Stock Options. An NQSO (that is, an Option that does not qualify as an ISO) would result in no taxable income to the optionee or deduction to the Company at the time that such NQSO is granted. An optionee exercising an NQSO would, at the time of exercise, realize taxable compensation equal to: (i) the fair market value on the exercise date minus the exercise price at the time of grant, multiplied by (ii) the number of shares with respect to which the Option is being exercised. If the NQSO were granted in connection with employment, this taxable income would also constitute "wages" subject to withholding and employment taxes. A corresponding deduction would be available to the Company. The foregoing summary assumes that the shares acquired upon exercise of an NQSO are not subject to a substantial risk of forfeiture.

SARs. No income generally will be recognized by a participant in connection with the grant of a SAR. When the SAR is exercised, the participant generally will be required to include as ordinary income in the year of exercise an amount equal to the excess of the fair market value of the common stock subject to the SAR on the date of exercise over the aggregate exercise price of the SAR. A participant who is an employee will be subject to income tax withholding on ordinary income recognized upon exercise of a SAR. The Company generally will be entitled to a deduction equal to the amount of ordinary income recognized by the participant at the time the SAR is exercised. A Plan participant's aggregate tax basis for resale purposes in any common stock received upon exercise of a SAR is the amount taxed as ordinary income upon receipt of such common stock (generally equal to the fair market value of such common stock on the date of receipt). Any gain or loss on a sale of such common stock will be treated as capital gain or loss and will be long-term capital gain or loss if such common stock is held for more than one year after the date of issuance.

Performance Units and Other Performance-Based Awards. No income generally will be recognized by a participant in connection with the grant of a performance unit or an Award otherwise subject to Performance Goals. Upon settlement of any such Award, the participant generally will be required to include as ordinary income in the year of payment an amount equal to the amount of any cash, and the fair market value of any non-restricted shares, actually or constructively received (and, with respect to an employee, will be subject to income tax withholding on the amount of such ordinary income). The amount of ordinary income recognized by the participant generally will be deductible to the Company, except to the extent that the limitations on deductibility under Section 162(m) apply.

Shares. In the event that fully vested common stock is issued to a participant for no cash consideration, an amount equal to the fair market value of the common stock on the date of issuance is taxable to the participant as ordinary income at the time of issuance. The amount of ordinary income recognized by the participant generally will be deductible to the Company, except to the extent that the limitations on deductibility under Section 162(m) apply. The participant's aggregate tax basis in the common stock so received will be equal to the amount taxed as ordinary income upon receipt of the common stock. Any gain or loss on a sale of the common stock will be treated as capital gain or loss and will be long-term capital gain or loss if such common stock is held for more than one year after the date of issuance.

Other Matters

The Board of Directors does not know of any matters that will be brought before the Annual Meeting or any postponement or adjournment thereof other than those listed in the notice of meeting. If any other matters are properly introduced at the Annual Meeting, or any postponement or adjournment thereof, for consideration, including consideration of a motion to adjourn the Annual Meeting to another time or place, the individuals named on the enclosed form of proxy will have authority to vote on such matters in their discretion.

Security Ownership of Certain Beneficial Owners and Management

Officers and Directors

The following table shows information as of February 28, 2023 (the "Table Date"), unless otherwise indicated, regarding the beneficial ownership of NCR common stock by: (i) each named executive listed in our Summary Compensation Table; (ii) each non-employee director; and (iii) all current directors and executive officers as a group. Unless otherwise indicated, to NCR's knowledge each person named in the table below has sole voting and investment power over the shares reported. As of the Table Date, 140,055,915 shares of the Company's common stock were issued and outstanding, and none of the persons named in the table below owned, beneficially or of record, any shares of NCR's Series A Convertible Preferred Stock. Unless otherwise noted below, the address of each beneficial owner listed in the table is: c/o NCR Corporation, 864 Spring Street NW, Atlanta, Georgia 30308-1007.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned[1]	Percent of Common Stock Outstanding
Joseph Reece, Independent Lead Director	18,462	*
Mark W. Begor, Director	38,236	*
Gregory Blank, Director	27,253	*
Catherine L. Burke, Director	27,618	*
Deborah A. Farrington, Director	41,109	*
Georgette D. Kiser, Director	25,152	*
Kirk T. Larsen, Director	27,618	*
Martin Mucci, Director	10,458	*
Laura J. Sen, Director	4,859	*
Glenn W. Welling, Director	5,260,742[2]	3.8%
Michael D. Hayford, Director and Officer	2,993,930[3]	2.1%
Frank R. Martire, Director and Officer	1,042,956[4]	*
Owen J. Sullivan, Officer	1,689,143[5]	1.2%
Timothy C. Oliver, Officer	326,194[6]	*
Donald Layden, Officer	148,662[7]	*
Current Directors, Director Nominees and Executive Officers as a Group (17 persons)	12,102,566	8.6%

* Less than 1%.

(1) Represents shares of NCR common stock held, and options and RSUs held that will become exercisable or vest, respectively, within 60 days after the Table Date. Fractional shares are rounded to the nearest whole number. Includes the following shares deferred under our Director Compensation Program: 37,715 shares granted to Mr. Begor, 10,458 granted to Ms. Kiser, 23,316 shares granted to Mr. Larsen, and 7,559 share granted to Mr.Reece.

(2) Represents securities beneficially owned directly by Engaged Capital Flagship Master Fund, LP ("Engaged Capital Flagship Master"), Engaged Capital Co-Invest XIV, LP ("Engaged Capital Co-Invest XIV") and held in an account (the "Engaged Capital Account") separately managed by Engaged Capital, LLC ("Engaged Capital"). Engaged Capital serves as the general partner and investment adviser of each of Engaged Capital Flagship Master and Engaged Capital Co-Invest XIV and as the investment adviser of the Engaged Capital Account. Mr. Welling, as the founder and Chief Investment Officer of Engaged Capital, and as the sole member of Engaged Capital Holdings, LLC, which serves as the managing member of Engaged Capital, may be deemed to beneficially own the securities held by Engaged Capital Flagship Master, Engaged Capital Co-Invest XIV and the Engaged Capital Account.

(3) Excludes 820,296 RSUs held by Mr. Hayford that are not scheduled to vest or become exercisable within 60 days after the Table Date.

(4) Excludes 15,713 RSUs held by Mr. Martire that are not scheduled to vest or become exercisable within 60 days after the Table Date.

(5) Excludes 496,433 RSUs held by Mr. Sullivan that are not scheduled to vest or become exercisable within 60 days after the Table Date.

(6) Excludes 431,131 RSUs and 115,141 options held by Mr. Oliver that are not scheduled to vest or become exercisable within 60 days after the Table Date.

(7) Excludes 306,066 RSUs and 61,824 options held by Mr. Layden that are not scheduled to vest or become exercisable within 60 days after the Table Date.

Other Beneficial Owners of Common Stock

To the company's knowledge, and as reported as of the close of business on February 14, 2023 (except as otherwise specified), the following stockholders beneficially own more than 5% of the Company's outstanding stock.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Outstanding
The Vanguard Group(1) 100 Vanguard Boulevard Malvern, PA 19355	13,918,318	10.13%
BlackRock, Inc.(2) 55 East 52nd Street New York, NY 10055	12,370,519	9.0%

(1) Information, including ownership percentage, is based on a Schedule 13G/A filed with the SEC on February 9, 2023 by The Vanguard Group ("Vanguard"), reporting beneficial ownership of 13,918,318 shares of the Company's stock as of December 31, 2022. In this filing, Vanguard reported sole dispositive power with respect to 13,667,721 of such shares, shared dispositive power with respect to 250,597 of such shares and shared voting power with respect to 114,649 of such shares.

(2) Information, including ownership percentage, is based on a Schedule 13G/A filed with the SEC on January 25, 2023 by BlackRock, Inc. ("BlackRock"), reporting beneficial ownership of 12,370,519 shares of the Company's stock as of December 31, 2022. In this filing, BlackRock reported sole power to vote or direct the vote with respect to 11,970,706 of such shares, and sole power to dispose of or to direct the disposition with respect to all 12,370,519 of such shares.

Questions Relating to this Proxy Statement - Information about Our Virtual Annual Meeting

What is the purpose of these proxy materials?

We are making this proxy statement, the notice of 2023 annual meeting and our 2022 annual report available to stockholders beginning on or about March 21, 2023 in connection with the solicitation by the Board of Directors (the "Board") of NCR Corporation, a Maryland corporation ("NCR," the "Company," "we" or "us"), of proxies for the 2023 Annual Meeting of Stockholders, and any postponement or adjournment thereof (the "Annual Meeting"), to be held via a live webcast, for the purposes set forth in these proxy materials.

How do I attend and ask questions at the Annual Meeting?

The Annual Meeting will be a virtual meeting of stockholders, which allows stockholders the ability to more easily attend the Annual Meeting without incurring travel costs or other inconveniences. If you are a stockholder as of the close of business on February 27, 2023, the record date for the Annual Meeting (the "Record Date"), a proxy for a record stockholder or a beneficial owner of either (i) NCR's common stock, par value $0.01 per share (the "common stock"), or (ii) NCR's Series A Convertible Preferred Stock, par value $0.01 per share, with a liquidation preference $1,000 per share (the "Series A Convertible Preferred Stock"), in either case with evidence of ownership, you will be able to attend the Annual Meeting and vote and submit questions during the Annual Meeting via a live webcast by registering at www.proxydocs.com/NCR prior to the deadline of 5:00 p.m. Eastern Time on April 30, 2023, which provides our stockholders with rights and opportunities to vote and ask questions equivalent to in-person meetings of stockholders. The Annual Meeting will convene at 12:00 p.m. Eastern Time, on May 2, 2023.

We recommend that you authorize a proxy to vote your shares as described below so that your vote will be counted if you later decide not to virtually attend the Annual Meeting.

How do I access the proxy materials?

We are providing access to our proxy materials (including this proxy statement, the notice of 2023 annual meeting and our 2022 annual report) over the Internet pursuant to rules adopted by the Securities and Exchange Commission ("SEC"). Beginning on or about March 21, 2023, we will send Notices of Internet Availability of Proxy Materials (each, a "Notice") by mail to stockholders entitled to notice of or a vote at the Annual Meeting. The Notice includes instructions on how to view the electronic proxy materials on the Internet, which will be available to all stockholders beginning on or about March 21, 2023. The Notice also includes instructions on how to elect to receive future proxy materials by email. If you choose to receive future proxy materials by email, next year you will receive an email with a link to the proxy materials and proxy voting site, and you will continue to receive proxy materials in this manner until you terminate your election. We encourage you to take advantage of the availability of our proxy materials on the Internet.

Will I receive a printed copy of the proxy materials?

You will not receive a printed copy of the proxy materials unless you specifically request one. Each Notice includes instructions on how to request a printed copy of the proxy materials, including the proxy card for the Annual Meeting if you are a record holder or the applicable voting instruction form (or forms) if you are a beneficial owner, at no cost to you. In addition, by following the instructions on the Notice, you can elect to receive future proxy materials in printed form by mail. If you choose to receive future proxy materials in printed form by mail, we will continue to send you printed materials pursuant to that election until you notify us otherwise.

Can I access the proxy materials on the Internet?

Yes. The Company's proxy statement and our Annual Report are available free of charge at SEC Filings | NCR Corporation and www.proxydocs.com/NCR. You may also obtain these materials at the SEC website at www.sec.gov or by contacting the Company's Corporate Secretary at NCR Corporation 864 Spring Street NW, Atlanta, Georgia 30308-1007. The Annual Report is not proxy soliciting material. Except to the extent specifically referenced herein, information contained or referenced on our website is not incorporated by reference into and does not form a part of the proxy statement.

What does it mean if I receive more than one Notice?

We are taking advantage of the householding rules adopted by the SEC that permit us to deliver only one Notice to stockholders who share an address, unless otherwise requested. This allows us to reduce the expense of delivering duplicate Notices to our stockholders who may have more than one stock account or who share an address with another NCR stockholder.

If you have multiple common stock record accounts or multiple Series A Convertible Preferred Stock record accounts and you have received only one Notice with respect to your common stock or Series A Convertible Preferred Stock, and/or if you share an address with another NCR stockholder and you have received only one Notice:

- you may write us at 864 Spring Street NW, Atlanta, Georgia 30308-1007, Attn: Investor Relations, or call us at 1-800-225-5627, to request separate copies of the proxy materials at no cost to you; or

- if you no longer wish to participate in the householding program, please call 1-866-540-7095 to "opt-out" or revoke your consent.

If you have multiple NCR common stock record accounts or multiple Series A Convertible Preferred Stock record accounts and you have received multiple copies of the Notice with respect to either your common stock or Series A Convertible Preferred Stock, and/or if you share an address with another NCR stockholder and you have received multiple copies of the Notice, and you wish to participate in the householding program, please call 1-866-540-7095 to "opt-in."

Please note that if you hold both common stock and Series A Convertible Preferred Stock, you can expect to receive a separate Notice for each class of stock. These notices are separate and will not be combined even if you have opted in or consented to householding. See "What if I hold both common stock and Series A Convertible Preferred Stock" below.

Who is soliciting my vote and who pays the cost of this proxy solicitation?

Your vote is being solicited by our Board. Certain of our officers, directors and employees, none of whom will receive additional compensation therefor, may solicit proxies by telephone or other personal communication. We have hired Innisfree M&A Incorporated to assist in the solicitation of proxies at an estimated cost of $25,000 plus reimbursement of reasonable out-of-pocket expenses. In accordance with SEC and New York Stock Exchange ("NYSE") rules, NCR also will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses of sending proxies and proxy materials to the beneficial owners of NCR common stock and Series A Convertible Preferred Stock.

Who will count the vote?

Mediant Communications Inc., an independent third party, will count the votes and act as the inspector of the elections.

Who is entitled to vote at the Annual Meeting?

Record holders of our common stock and/or Series A Convertible Preferred Stock on the Record Date are entitled to notice of and to vote at the Annual Meeting.

How many votes do I have?

Each record holder of common stock will have one vote for each share of common stock held at the close of business on the Record Date on each matter that is properly brought before the Annual Meeting and on which holders of common stock are entitled to vote. There were 140,049,384 shares of common stock outstanding on the Record Date.

Each record holder of Series A Convertible Preferred Stock will have a number of votes equal to the largest number of whole shares of common stock into which such shares are convertible on the Record Date on each matter that is properly brought before the Annual Meeting and on which holders of Series A Convertible Preferred Stock are entitled to vote together with common stock as a single class. As of the Record Date, there were 275,685 shares of Series A Convertible Preferred Stock outstanding, which as of such date were convertible into 9,188,581 shares of common stock.

Are there any requirements on how the holders of Series A Convertible Preferred Stock must vote?

Each record holder of Series A Convertible Preferred Stock is entitled to vote in his, her or its discretion on all matters described in this proxy statement.

How do I vote my shares?

Your vote is important. Your shares can be voted at the Annual Meeting only if you are present (via attendance at the Annual Meeting by webcast) or if your shares are represented by proxy. Even if you plan to attend the Annual Meeting webcast, we urge you to authorize a proxy to vote your shares in advance.

If you hold both common stock and Series A Convertible Preferred Stock, you will need to vote, or authorize a proxy to vote, each class of stock separately. Please be sure to vote or authorize a proxy to vote for each class of stock separately so that all your votes can be counted. For more information, see "What if I hold both common stock and Series A Convertible Preferred Stock" below.

You can authorize a proxy to vote your shares of common stock or Series A Convertible Preferred Stock electronically by going to www.proxypush.com/NCR, or by calling the toll-free number (for residents of the United States and Canada) listed on the proxy card. Please have your proxy card in hand when going online or calling. *If you authorize a proxy to vote your shares electronically, you do not need to return the proxy card.* If you received proxy materials by mail and want to authorize your proxy by mail, simply mark the proxy card, and then date, sign and return it in the applicable postage-paid envelope provided so it is received no later than April 21, 2023.

Your shares of common stock or Series A Convertible Preferred Stock will be voted at the Annual Meeting as directed by your electronic proxy or the instructions on your proxy card if: (i) you are entitled to vote those shares; (ii) your proxy for those shares was properly executed or properly authorized electronically; (iii) we received your proxy for those shares prior to the Annual Meeting; and (iv) you did not revoke your proxy for those shares prior to or at the Annual Meeting or provide a later dated proxy. The method by which you vote or authorize a proxy to vote your shares will in no way limit your right to attend and vote at the Annual Meeting webcast if you later decide to do so. However, attendance at the Annual Meeting, by itself, will not cause your previously granted proxy to be revoked unless you specifically make that request or vote in person at the Annual Meeting.

If you properly submit your proxy card, your shares will be voted as you direct or will be voted as specified in the above Board recommendations if you do not direct a particular vote. With respect to director elections, should any nominee be unable to serve, the Board may reduce the size of the Board or designate a substitute nominee. If the Board designates a substitute nominee, shares represented by properly authorized proxies that were voted in favor of the nominee that became unable to serve will be voted FOR the substitute nominee. With respect to any other matter that may be properly brought before the Annual Meeting or any adjournment or postponement thereof, the persons designated as proxies reserve full discretion to vote in accordance with their judgment.

Please note that if you hold any of your shares through a bank, broker or other nominee (*i.e.*, in street name), you may be able to authorize your proxy for those shares by telephone, the Internet or mail. You should follow the instructions you receive from your bank, broker or other nominee to vote these shares. Also, if you hold any of your shares in street name, you must obtain a "legal proxy" executed in your favor from your bank, broker or nominee to be able to vote those shares in person via attendance at the virtual Annual Meeting. Obtaining a legal proxy may take several days.

What if I hold both common stock and Series A Convertible Preferred Stock?

Some of our stockholders may hold both common stock and Series A Convertible Preferred Stock. If you are a holder of both common stock and Series A Convertible Preferred Stock, you can expect to receive a separate Notice for each class of stock (or a separate set of printed proxy materials if you previously elected to receive proxy materials in printed form).

You will need to vote, or authorize a proxy to vote, each class of stock separately in accordance with the instructions set forth herein and on the proxy card or voting instruction forms. Voting, or authorizing a proxy to vote, only your common stock will not also cause your shares of Series A Convertible Preferred Stock to be voted, and, similarly, voting, or authorizing a proxy to vote, only your Series A Convertible Preferred Stock will not also cause your shares of common stock to be voted.

If you hold both common stock and Series A Convertible Preferred Stock, please be sure to vote or authorize a proxy to vote for each class of stock separately so that all of your votes can be counted.

How do I vote shares held under the NCR Direct Stock Purchase and Sale Plan?

If you are a participant in the Direct Stock Purchase and Sale Plan (the "DSPP") administered by our transfer agent, Equiniti Trust Company, any proxy you authorize will also have the authority to vote the shares of common stock held in your DSPP account. Equiniti Trust Company, as the DSPP administrator, is the stockholder of record of the plan and will not vote those shares unless you provide it with instructions, which you may do by telephone, the Internet or mail.

If I authorized a proxy, can I revoke it and change my vote?

Yes, you may revoke a proxy at any time before it is exercised at the Annual Meeting by:

- authorizing a new proxy on the Internet or by telephone;

- properly executing and delivering another proxy card (dated as of a date later than the date of the original proxy card), which is received no later than 5:00 p.m. Eastern Time on the business day immediately prior to the Annual General Meeting;

- voting by ballot at the Annual Meeting (attendance at the Annual Meeting without voting will not revoke a previously authorized proxy); or

- sending a written notice of revocation to the inspector of election in care of the Corporate Secretary of the Company at 864 Spring Street NW, Atlanta, Georgia 30308-1007 that is received no later than April 26, 2023.

Only the most recent, properly authorized proxy will be exercised and all others will be disregarded regardless of the method by which the proxies were authorized.

If shares of NCR's voting securities are held on your behalf by a broker, bank or other nominee, you must contact it to receive instructions as to how you may revoke your proxy instructions for those shares.

Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically make that request or vote in person at the Annual Meeting.

What constitutes a quorum at the Annual Meeting?

The presence at the Annual Meeting (in person via attendance at the virtual Annual Meeting by proxy) of stockholders entitled to cast a majority of all the votes entitled to be cast at the Annual Meeting constitutes a quorum.

What vote is required to approve each proposal?

Proposal	Vote required for approval[1]	Effect of Abstentions	Effect of Broker Non-Votes[2] [3]
1. Election of director nominees	Majority of votes cast for and against each nominee	No effect	No effect
2. Say on Pay: Advisory Vote on the Compensation of the Named Executive Officers as described in these proxy materials	Majority of votes cast	No effect	No effect
3. Say on Frequency: Advisory Vote on Frequency of Future Advisory Votes on the Compensation of the Named Executive Officers as described in these proxy materials	Majority of votes cast among 1 year, 2 years or 3 years	No effect	No effect
4. Ratification of the Appointment of Independent Registered Public Accounting Firm for the year ending December 31, 2023	Majority of votes cast	No effect	No effect
5. Second Amendment to the 2017 Stock Incentive Plan as described in these proxy materials	Majority of votes cast	No effect	No effect

[1] "Majority of votes cast" means the affirmative vote of a majority of all votes cast by holders of our common stock and Series A Convertible Preferred Stock, voting together as a single class (in person via attendance at the virtual Annual Meeting or by proxy), with the holders of Series A Convertible Preferred Stock voting on an as-converted basis.

[2] Under Maryland law, abstentions and broker "non-votes" will not be counted as votes cast and will have no effect on the results of the votes in the election of directors, the Say on Pay proposal, the Say on Frequency proposal, the proposal to ratify the appointment of our independent registered accounting firm or the proposal to amend the 2017 Stock Incentive Plan.

[3] A broker "non-vote" occurs when a broker returns a properly executed proxy containing at least one routine matter but does not vote on a particular proposal because the broker does not have the discretionary authority to vote on the proposal and has not received voting instructions from the beneficial owner regarding the proposal. Under the rules of the NYSE, brokers have the discretionary authority to vote on the ratification of our independent registered public accounting firm, but not on the election of our directors, on the Say on Pay proposal, on the Say on Frequency proposal, or on the proposal to amend the 2017 Stock Incentive Plan.

What if I have technical difficulties or trouble accessing the Annual Meeting?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. An email address for support is provided during the registration process and a toll-free support number is provided in the email that registrants receive one hour prior to the meeting.

Do I have any dissenters' or appraisal rights with respect to any of the matters to be voted on at the Annual Meeting?

No. None of our stockholders of the Company have any dissenters' or appraisal rights with respect to the matters to be voted on at the Annual Meeting.

When will you publish the results of the Annual Meeting?

We will include the results of the votes taken at the Annual Meeting in a Current Report on Form 8-K filed with the SEC following the Annual Meeting.

General Information

Cost of Proxy Solicitation

We will pay the expenses of soliciting proxies in connection with the Annual Meeting. Proxies may be solicited on our behalf through the mail, in person or by telephone, electronic or facsimile transmission. We have hired Innisfree M&A Incorporated to assist in the solicitation of proxies at an estimated cost of $25,000 plus reimbursement of reasonable out-of-pocket expenses. In accordance with SEC and NYSE rules, NCR also will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses of sending proxies and proxy materials to the beneficial owners of NCR common stock and Series A Convertible Preferred Stock.

Procedures for Nominations Using Proxy Access

Stockholders interested in submitting nominations to the Board of Directors to be included in the Company's 2024 proxy materials pursuant to the proxy access provisions in Article I, Section 9 of the Company's current bylaws must follow the procedures found in the Company's bylaws. Nominations (containing the information specified in the bylaws regarding the stockholders and the proposed nominee) must be received by NCR's Corporate Secretary no earlier than October 23, 2023, nor later than 5:00 p.m. Eastern Time on November 22, 2023.

Procedures for Stockholder Proposals and Nominations for 2024 Annual Meeting Pursuant to SEC Rule 14a-8

Stockholders interested in presenting a proposal pursuant to SEC Rule 14a-8 for possible inclusion in the proxy materials for NCR's 2024 Annual Meeting of Stockholders must follow the procedures found in SEC Rule 14a-8 and the Company's bylaws. To be eligible for possible inclusion in the Company's 2024 proxy materials, all qualified proposals must be received by NCR's Corporate Secretary no later than 5:00 p.m. Eastern Time on November 22, 2023.

Procedures for Stockholder Proposals and Nominations for 2024 Annual Meeting Outside of SEC Rule 14a-8 and Pursuant to SEC Rule 14a-19

Under the Company's current bylaws, nominations for election of directors and proposals for other business to be considered by the stockholders at an annual meeting outside of SEC Rule 14a-8 may be made only: (i) pursuant to the Company's notice of meeting; (ii) by or at the direction of the Board; or (iii) by any stockholder of the Company that was a stockholder of record both at the time of giving of notice as provided for in our bylaws and at the time of the annual meeting, that is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and that has provided the information required by our bylaws and delivered notice to the Company no earlier than 150 days, which is October 23, 2023, nor later than 5:00 p.m. Eastern Time 120 days, which is November 22, 2023, before the first anniversary of the date of the proxy statement for the preceding year's annual meeting. In addition to satisfying the requirements under our bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934, which notice must be received by NCR's Corporate Secretary no later than March 2, 2024, which is 60 calendar days prior to the anniversary of this year's meeting date.

A copy of the full text of the Company's current bylaws may be obtained upon written request to the Corporate Secretary at the address provided on <u>Communications with Directors</u> section of this proxy statement and online at https://www.ncr.com/about/corporate-governance.

Supplementary Non-GAAP Information

While NCR reports its results in accordance with Generally Accepted Accounting Principles in the United States, or GAAP, in this proxy statement NCR also uses certain non-GAAP measures which are described below.

Non-GAAP Diluted Earnings Per Share (EPS) is determined by excluding, as applicable, pension mark-to-market adjustments, pension settlements, pension curtailments and pension special termination benefits, as well as other special items, including amortization of acquisition related intangibles and transformation and restructuring activities, from NCR's GAAP earnings per share. Due to the non-operational nature of these pension and other special items, NCR's management uses this non-GAAP measure to evaluate year-over-year operating performance. NCR believes this measure is useful for investors because it provides a more complete understanding of NCR's underlying operational performance, as well as consistency and comparability with NCR's past reports of financial results.

	FY 2022	FY 2021
Diluted Earnings Per Share (GAAP)[1]	$ 0.34	$ 0.58
Transformation and restructuring costs	0.71	0.38
Acquisition-related amortization of intangibles	0.82	0.70
Acquisition-related costs	0.06	0.71
Pension mark-to-market adjustments	(0.01)	(0.62)
Debt refinancing	-	0.28
Valuation allowance, internal entity restructuring & other tax adjustments	0.48	0.46
Separation costs	0.01	-
Russia	0.13	-
Diluted Earnings Per Share (Non-GAAP)[1]	$ 2.62	$ 2.56

[1] Non-GAAP diluted EPS is determined using the conversion of the Series A Convertible Preferred Stock into common stock in the calculation of weighted average diluted shares outstanding. GAAP EPS is determined using the most dilutive measure, either including the impact of dividends or deemed dividends on the Company's Series A Convertible Preferred Stock in the calculation of net income or loss available to common stockholders or including the impact of the conversion of the Series A Convertible Preferred Stock into common stock in the calculation of the weighted average diluted shares outstanding. Therefore, GAAP diluted EPS and non-GAAP diluted EPS may not mathematically reconcile.

Constant Currency. NCR presents certain financial measures, such as period-over-period revenue growth, on a constant currency basis, which excludes the effects of foreign currency translation by translating prior period results at current period monthly average exchange rates. Due to the overall variability of foreign exchange rates from period to period, NCR's management uses constant currency measures to evaluate period-over-period operating performance on a more consistent and comparable basis. NCR's management believes that presentation of financial measures without this result may contribute to an understanding of the Company's period-over-period operating performance and provides additional insight into historical and/or future performance, which may be helpful for investors.

Twelve months ended December 31, 2022	As Reported Growth %	Favorable (Unfavorable) FX Impact	Growth % Constant Currency (non-GAAP)
Total revenue	10%	(3%)	13%
Recurring Revenue	16%	(4%)	20%
Adjusted EBITDA	10%	(6%)	16%

Free Cash Flow. NCR's management uses a non-GAAP measure called "free cash flow" to assess the financial performance of the Company. We define free cash flow as net cash provided by (used in) operating activities less capital expenditures for property, plant and equipment, less additions to capitalized software, plus/minus restricted cash settlement activity, plus acquisition-related items, less the impact from the initial sale of trade accounts receivables under the agreement entered into during the 3rd quarter of 2021, and plus pension contributions and settlements. We believe free cash flow information is useful for investors because it relates the operating cash flows of the Company to the capital that is spent to continue and improve business operations. In particular, free cash flow indicates the amount of cash available after capital expenditures, which can be used for, among other things, investments in the Company's existing businesses, strategic acquisitions, strengthening the Company's balance sheet, repurchase of NCR stock and repayment of debt obligations. Free cash flow does not represent the residual cash flow available for discretionary expenditures, since there may be other non-discretionary expenditures that are not deducted from the measure. Free cash flow does not have a uniform definition under GAAP, and therefore NCR's definition of this measure may differ from that of other companies. This non-GAAP measure should not be considered a substitute for, or superior to, cash flows from operating activities under GAAP.

$ in millions	FY 2022	FY 2021
Net cash provided by (used in) operating activities	$ 447	$1,077
Total capital expenditures	(377)	(348)
Restricted cash settlement activity	27	(41)
Acquisition Related Items	-	55
Initial sale of Trade Accounts Receivable	-	(300)
Pension contributions	67	17
Free cash flow	$ 164	$ 460

Adjusted EBITDA is defined as GAAP net income (loss) from continuing operations attributable to NCR plus interest expense, net; plus income tax expense (benefit); plus depreciation and amortization; plus stock-based compensation expense; plus other income (expense); plus pension mark-to-market adjustments, pension settlements, pension curtailments and pension special termination benefits and other special items, including amortization of acquisition-related intangibles and transformation and restructuring charges (which include integration, severance and other exit and disposal costs), among others. The special items are considered non-operational so are excluded from the Adjusted EBITDA metric utilized by our chief operating decision maker in evaluating segment performance and are separately delineated to reconcile back to total reported income from operations. Management believes this format is useful to investors because it allows analysis and comparability of operating trends. It also includes the same information that is used by NCR management to make decisions regarding the segments and to assess our financial performance.

$ In millions	FY 2022	FY 2021
Net Income (Loss) from Continuing Operations Attributable to NCR (GAAP)	$ 64	$ 97
Transformation and restructuring costs	123	66
Acquisition-related amortization of intangibles	172	132
Acquisition-related costs	10	98
Pension mark-to-market adjustments	8	(118)
Depreciation and amortization (excluding acquisition-related amortization of intangibles)	423	357
Loss on Debt Extinguishment	-	42
Interest expense	285	238
Interest income	(13)	(8)
Income tax expense (benefit)	148	186
Stock-based compensation expense	125	154
Separation costs	3	-
Russia	22	-
Adjusted EBITDA (Non-GAAP)	$1,370	$1,244

Special Item Related to Russia. For more information regarding the item related to Russia in the tables in this Section, see *Special Item Related to Russia* in Non-GAAP Financial Measures and Use of Certain Terms contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

NCR's definitions and calculations of these non-GAAP measures may differ from similarly-titled measures reported by other companies and cannot, therefore, be compared with similarly-titled measures of other companies. These non-GAAP measures should not be considered as substitutes for, or superior to, results determined in accordance with GAAP.

NCR also uses certain other terms in this proxy statement, such as AIP EBITDA, AIP Revenue, constant currency, LTI EBITDA, LTI Recurring Revenue and Recurring Revenue as defined in the Glossary of Key Terms used in Our CD&A and Executive Compensation Table section.

The above notice and proxy statement are sent by order of the Board of Directors.

James M. Bedore
Executive Vice President, General Counsel and Secretary

Dated: March 21, 2023

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Appendix A
Proposed Second Amendment to the
NCR Corporation 2017 Stock Incentive Plan

Effective June 1, 2023

SECOND AMENDMENT TO THE
NCR CORPORATION 2017 STOCK INCENTIVE PLAN

WHEREAS, NCR Corporation, a Maryland corporation (the "Company") maintains the NCR Corporation 2017 Stock Incentive Plan, which was effective as of April 26, 2017 and amended May 1, 2020 (the "Plan");

WHEREAS, Section 12.03 of the Plan provides that the Board may amend the Plan, *provided* that no such amendment shall be made without the approval of the Company's stockholders to the extent such approval is otherwise required by applicable law or the listing standards of the Applicable Exchange (as defined in the Plan);

WHEREAS, the Board has determined that it is advisable and appropriate to amend the Plan to provide for an increase in the number of Shares (as defined in the Plan) that may be granted pursuant to Awards (as defined in the Plan) under the Plan; and

WHEREAS, an amendment to increase the number of Shares that may be granted pursuant to Awards under the Plan must be subject to the approval of the Company's stockholders under the listing standards of the New York Stock Exchange.

NOW, THEREFORE, the Plan is amended, effective as of the first day of the month following the date it is approved by the holders of at least a majority of the votes cast at a duly constituted meeting of the stockholders of the Company, as follows:

Section 3.01 of the Plan is hereby amended and restated in its entirety to read as follows:

"SECTION 3.01. Plan Maximums. The maximum number of Shares that may be granted pursuant to Awards under the Plan shall be a total of (i) 12,000,000 Shares, plus (ii) any Shares (other than the Assumed Shares) remaining available for grant under the Plan on May 2, 2023 (the "Second Amendment Date"), plus (iii) any Shares (other than the Assumed Shares) with respect to Awards granted under the Plan that are forfeited, cancelled, terminated, or expire or lapse, or are settled for cash (or otherwise again become available for grant, including, but not limited to, Shares tendered or withheld upon the exercise of an Option or SAR or Shares withheld in respect of the tax withholding obligations relating to any Award) following the Second Amendment Date, (iv) plus any Shares transferred from the Cardtronics plc Fourth Amended and Restated 2007 Stock Incentive Plan to the Plan pursuant to the M&A exemption under the rules of the Applicable Exchange (the "M&A Exemption") on June 21, 2021 (the "Assumed Shares") remaining available for grant under the Plan on the Second Amendment Date, which Assumed Shares shall remain subject to the limitations on Eligible Individuals who may receive grants in respect of such Assumed Shares and the original expiration date of such Assumed Shares pursuant to the M&A Exemption, plus (v) any Assumed Shares with respect to Awards granted under the Plan that are forfeited, cancelled, terminated, or expire or lapse, or are settled for cash (or otherwise again become available for grant subject to the limitations on Eligible Individuals who may receive grants in respect of such Assumed Shares pursuant to the M&A Exemption, including, but not limited to, Assumed Shares tendered or withheld upon the exercise of an Option or SAR or Assumed Shares withheld in respect to the tax withholding obligations relating to any Award) following the Second Amendment Date, which Assumed Shares shall remain subject to the limitations on Eligible Individuals who may receive grants in respect of such Assumed Shares and the original expiration date of such Assumed Shares pursuant to the M&A Exemption; in each case subject to any future adjustments as may be made pursuant to Section 3.04. The maximum number of Shares that may be granted pursuant to Options intended to be Incentive Stock Options shall be 12,000,000 Shares, subject to any future adjustment as may be made pursuant to Section 3.04, and shall not be affected by the provisions of Section 3.03(b). Shares subject to an Award under the Plan may be authorized and unissued Shares."

* * *

Note to Investors. This proxy statement and Annual Report contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements use words such as "expect," "anticipate," "outlook," "intend," "plan," "confident," "believe," "will," "should," "would," "potential," "positioning," "proposed," "planned," "objective," "likely," "could," "may," and words of similar meaning, as well as other words or expressions referencing future events, conditions or circumstances. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Act. Statements that describe or relate to NCR's plans, goals, intentions, strategies, or financial outlook, and statements that do not relate to historical or current fact, are examples of forward-looking statements. Examples of forward-looking statements in this proxy statement and Annual Report include, without limitation, statements regarding: the Company's business and financial strategy; the Company's future plans relating to its workforce talent and diversity, equity and inclusion initiatives; public disclosure of the Company's greenhouse gas emissions (GHG) and implementing an inventory management plan for Scope 1 and 2 emissions; the Company's commitment to be net-zero by 2050 and transitioning to an Electric Vehicle fleet by 2030; publishing our global and U.S. diversity data, which will be reported in alignment with the SASB; our expectations of demand for our solutions and execution and the impact thereof on our financial results in 2023; NCR's focus on advancing our strategic growth initiatives and transforming NCR into a software-led as-a-service company with a higher mix of recurring revenue streams; our expectations of NCR's ability to deliver increased value to customers and stockholders; and statements regarding the planned separation of NCR into two separate companies, including, but not limited to, statements regarding the anticipated timing and structure of such planned transaction, the future commercial or financial performance of the digital commerce company or the ATM company following such planned transaction, value creation and ability to innovate and drive growth generally as a result of such transaction, and the expected capital structure of the companies at the time of and following the transaction. Forward-looking statements are not guarantees of future performance, and there are a number of important factors that could cause actual outcomes and results to differ materially from the results contemplated by such forward-looking statements, including those factors relating to:

- Strategy and Technology: transforming our business model; development and introduction of new solutions; competition in the technology industry; integration of acquisitions and management of alliance activities; and our multinational operations;

- Business Operations: domestic and global economic and credit conditions; risks and uncertainties from the payments-related business and industry; disruptions in our data center hosting and public cloud facilities; retention and attraction of key employees; defects, errors, installation difficulties or development delays; failure of third-party suppliers; a major natural disaster or catastrophic event, including the impact of the coronavirus (COVID-19) pandemic and geopolitical and macroeconomic challenges; environmental exposures from historical and ongoing manufacturing activities; and climate change;

- Data Privacy & Security: impact of data protection, cybersecurity and data privacy including any related issues;

- Finance and Accounting: our level of indebtedness; the terms governing our indebtedness; incurrence of additional debt or similar liabilities or obligations; access or renewal of financing sources; our cash flow sufficiency to service our indebtedness; interest rate risks; the terms governing our trade receivables facility; the impact of certain changes in control relating to acceleration of our indebtedness, our obligations under other financing arrangements, or required repurchase of our senior unsecured notes; any lowering or withdrawal of the ratings assigned to our debt securities by rating agencies; our pension liabilities; and write down of the value of certain significant assets;

- Law and Compliance: our inability to protect of our intellectual property and third-party intellectual property infringement claims; changes to our tax rates and additional income tax liabilities; uncertainties regarding regulations, lawsuits and other related matters; and changes to cryptocurrency regulations;

- Governance: impact of the terms of our Series A Convertible Preferred ("Series A") Stock relating to voting power, share dilution and market price of our common stock; rights, preferences and privileges of Series A stockholders compared to the rights of our common stockholders; and actions or proposals from stockholders that do not align with our business strategies or the interests of our other stockholders;

- Planned Separation: an unexpected failure to complete, or unexpected delays in completing, the necessary actions for the planned separation, or to obtain the necessary approvals to complete these actions; that the potential strategic benefits, synergies or opportunities expected from the separation may not be realized or may take longer to realize than expected; costs of implementation of the separation and any changes to the configuration of businesses included in the separation if implemented; the potential inability to access or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade; the potential adverse reactions to the planned separation by customers, suppliers, strategic partners or key personnel and potential difficulties in maintaining relationships with such persons and risks associated with third party contracts containing consent and/or other provisions that may be triggered by the planned separation; the risk that any newly formed entity to house the digital commerce or ATM business would have no credit rating and may not have access to the capital markets on acceptable terms; unforeseen tax liabilities or changes in tax law; requests or requirements of governmental authorities related to certain existing liabilities; and the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the planned separation will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that the digital commerce business and ATM business after a separation will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of these actions. Neither can there be any guarantee that stockholders will achieve any particular level of stockholder returns. Nor can there be any guarantee that the planned separation will enhance value for stockholders, or that NCR or any of its divisions, or separate digital commerce and ATM business, will be commercially successful in the future, or achieve any particular credit rating or financial results. Additional information concerning these and other factors can be found in the Company's filings with the U.S. Securities and Exchange Commission, including our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Any forward-looking statement speaks only as of the date on which it is made. The Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-00395

NCR CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	**31-0387920**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

864 Spring Street NW
Atlanta, GA 30308
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (937) 445-1936

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	NCR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☑   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☑

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2022, the last business day of NCR Corporation's most recently completed second fiscal quarter, was approximately $4.2 billion.

As of February 10, 2023, there were approximately 139.3 million shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III: Portions of the Registrant's Definitive Proxy Statement for its Annual Meeting of Stockholders to be filed pursuant to Regulation 14A within 120 days after the Registrant's fiscal year end of December 31, 2022 are incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

This Report contains trademarks, service marks and registered marks of NCR Corporation and its subsidiaries, and of other companies, as indicated. Unless otherwise indicated, the terms "NCR," the "Company," "we," "us," and "our" refer to NCR Corporation and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements use words such as "expect," "anticipate," "outlook," "intend," "plan," "confident," "believe," "will," "should," "would," "potential," "positioning," "proposed," "planned," "objective," "likely," "could," "may," and words of similar meaning, as well as other words or expressions referencing future events, conditions or circumstances. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Act. Statements that describe or relate to NCR's plans, goals, intentions, strategies, or financial outlook, and statements that do not relate to historical or current fact, are examples of forward-looking statements. Examples of forward-looking statements in this Annual Report include, without limitation, statements regarding: our expectations of demand for our solutions and execution and the impact thereof on our financial results in 2022; NCR's focus on advancing our strategic growth initiatives and transforming NCR into a software-led as-a-service company with a higher mix of recurring revenue streams; our expectations of NCR's ability to deliver increased value to customers and stockholders; and statements regarding the planned separation of NCR into two separate companies, including, but not limited to, statements regarding the anticipated timing and structure of such planned transaction, the future commercial or financial performance of the digital commerce company or the ATM company following such planned transaction, value creation and ability to innovate and drive growth generally as a result of such transaction, and the expected capital structure of the companies at the time of and following the transaction. Forward-looking statements are based on our current beliefs, expectations and assumptions, which may not prove to be accurate, and involve a number of known and unknown risks and uncertainties, many of which are out of NCR's control. Forward-looking statements are not guarantees of future performance, and there are a number of important factors that could cause actual outcomes and results to differ materially from the results contemplated by such forward-looking statements, including those factors relating to:

- Strategy and Technology: transforming our business model; development and introduction of new solutions; competition in the technology industry; integration of acquisitions and management of alliance activities; and our multinational operations;

- Business Operations: domestic and global economic and credit conditions; risks and uncertainties from the payments-related business and industry; disruptions in our data center hosting and public cloud facilities; retention and attraction of key employees; defects, errors, installation difficulties or development delays; failure of third-party suppliers; a major natural disaster or catastrophic event, including the impact of the coronavirus (COVID-19) pandemic and geopolitical and macroeconomic challenges; environmental exposures from historical and ongoing manufacturing activities; and climate change;

- Data Privacy & Security: impact of data protection, cybersecurity and data privacy including any related issues;

- Finance and Accounting: our level of indebtedness; the terms governing our indebtedness; incurrence of additional debt or similar liabilities or obligations; access or renewal of financing sources; our cash flow sufficiency to service our indebtedness; interest rate risks; the terms governing our trade receivables facility; the impact of certain changes in control relating to acceleration of our indebtedness, our obligations under other financing arrangements, or required repurchase of our senior unsecured notes; any lowering or withdrawal of the ratings assigned to our debt securities by rating agencies; our pension liabilities; and write down of the value of certain significant assets;

- Law and Compliance: protection of our intellectual property; changes to our tax rates and additional income tax liabilities; uncertainties regarding regulations, lawsuits and other related matters; and changes to cryptocurrency regulations;

- Governance: impact of the terms of our Series A Convertible Preferred ("Series A") Stock relating to voting power, share dilution and market price of our common stock; rights, preferences and privileges of Series A stockholders compared to the rights of our common stockholders; and actions or proposals from stockholders that do not align with our business strategies or the interests of our other stockholders;

- Planned Separation: an unexpected failure to complete, or unexpected delays in completing, the necessary actions for the planned separation, or to obtain the necessary approvals to complete these actions; that the potential strategic benefits, synergies or opportunities expected from the separation may not be realized or may take longer to realize than expected; costs of implementation of the separation and any changes to the configuration of businesses included in the separation if implemented; the potential inability to access or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade; the potential adverse reactions to the planned separation by customers, suppliers, strategic partners or key personnel and potential difficulties in maintaining relationships with such persons and risks associated with third party contracts containing consent and/or other provisions that may be triggered by the planned separation; the risk that any newly formed entity to house the digital commerce or ATM business would have no credit rating and may not have access to the capital markets on acceptable terms; unforeseen tax liabilities or changes in tax law; requests or requirements of governmental authorities related to certain existing liabilities; and the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the planned separation will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that the digital commerce business and ATM business after a separation will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of these actions. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the planned separation will enhance value for shareholders, or that NCR or any of its divisions, or separate digital commerce and ATM business, will be commercially successful in the future, or achieve any particular credit rating or financial results. Additional information concerning these and other factors can be found in the Company's filings with the U.S. Securities and Exchange Commission, including this annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Any forward-looking statement speaks only as of the date on which it is made. The Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Item 1.   BUSINESS

General

General Development of the Business

NCR Corporation ("NCR", the "Company", "we" or "us") was originally incorporated in 1884 and is a software- and services-led enterprise technology provider that runs stores, restaurants and self-directed banking for our customers, which includes businesses of all sizes. NCR is a global company that is headquartered in Atlanta, Georgia. Our software platform, which runs in the cloud and includes microservices and APIs that integrate with our customers' systems, and our NCR-as-a-Service solutions bring together all of the capabilities and competencies of NCR to power the technology to run our customers' operations. Our portfolio includes digital first software and services offerings for banking, retailers and restaurants, as well as payments processing and networks, multi-vendor connected device services, automated teller machines ("ATMs"), self-checkout ("SCO") kiosks and related technologies, point of sale ("POS") terminals and other self-service technologies. We also resell third-party networking products and provide related service offerings in the telecommunications and technology sector. Our solutions are designed to support our transition to becoming a software platform and payments company.

NCR has grown organically, as well as through acquisitions, to add software, services and other capabilities that complement or enhance our existing offer portfolio, including, but not limited to, acquisitions relating to payments and cryptocurrency, digital banking, ATM-as-a-Service, and commerce platform offerings. NCR continuously evaluates potential acquisitions and develops new solutions intended to support the Company's long-term strategy. In 2021, NCR completed the acquisition, among others, of Cardtronics plc ("Cardtronics") to accelerate our NCR-as-a-Service strategy adding the Allpoint debit network, which is highly complementary to our payments platform and enables us to connect retail and bank customers. In early 2022, NCR completed the acquisition of LibertyX, with the goal of enabling NCR to provide a complete digital currency solution, including the ability to buy and sell cryptocurrency, conduct cross-border remittance, and accept digital currency payments across digital and physical channels.

NCR's reputation is founded upon over 139 years of providing quality products, services and solutions to our customers. At the heart of our customer and other business relationships is a commitment to acting responsibly, ethically and with the highest level of integrity. This commitment is reflected in NCR's Code of Conduct, which is available on the Corporate Governance page of our website.

NCR Corporation's common stock is listed on the New York Stock Exchange and trades under the symbol "NCR."

Operating Segments

Effective January 1, 2022, the Company realigned its reportable segments to correspond with changes to its operating model, management structure and organizational responsibilities. The reportable segments effective January 1, 2022 include: Retail, Hospitality, Digital Banking, Payments & Network, and Self-Service Banking.

- *Retail*—We offer software-led solutions to customers in the retail industry, leading with digital to connect retail operations end to end to integrate all aspects of a customer's operations in indoor and outdoor settings from POS, to payments, inventory management, fraud and loss prevention applications, loyalty and consumer engagement. These solutions include retail-oriented technologies such as comprehensive API-point of sale retail software platforms and applications, hardware terminals, self-service kiosks including SCO, payment processing and merchant acquiring solutions, and bar-code scanners.

- *Hospitality*—We offer technology solutions to customers in the hospitality industry, including table-service, quick-service and fast casual restaurants of all sizes, that are designed to improve operational efficiency, increase customer satisfaction, streamline order and transaction processing and reduce operating costs. Our solutions include POS hardware and software solutions, payment processing and merchant acquiring services, installation, maintenance, as well as managed and professional services.

- *Digital Banking*—NCR Digital Banking helps financial institutions implement their digital-first platform strategy by providing solutions for account opening, account management, transaction processing, imaging, and branch services to enable financial institutions to offer a compelling customer experience.

- *Payments & Network*—We provide a cost-effective way for financial institutions, fintechs, and neobanks to reach and serve their customers through our network of ATMs and multi-functioning financial services kiosks. We offer credit unions, banks, digital banks, fintechs, stored-value debit card issuers, and other consumer financial services providers access to our Allpoint retail-based ATM network, providing convenient and fee-free cash withdrawal and deposit access to their customers and cardholders as well as the ability to convert a digital value to cash, or vice versa, via NCRPay360. We also provide ATM branding solutions to financial institutions, ATM management and services to retailers and other businesses, as well as payment processing and merchant acquiring services in the retail, hospitality and other industries.

- *Self-Service Banking*—We offer solutions to enable customers in the financial services industry to reduce costs, generate new revenue streams and enhance customer loyalty. These solutions include a comprehensive line of ATM hardware and software, and related installation, maintenance, and managed and professional services. We also offer solutions to manage and run the ATM channel end-to-end for financial institutions that includes back office, cash management, software management and ATM deployment, among others.

Corporate and Other includes income and expenses related to corporate functions that are not specifically attributable to an individual reportable segment along with any immaterial operating segment(s).

Eliminations include revenues from contracts with customers and the related costs that are reported in the Payments & Network segment as well as in the Retail or Hospitality segments, including merchant acquiring services that are monetized via payments.

Our Strategy

In order to provide long-term value to all our stakeholders, we set complementary business goals and financial strategies. NCR is continuing its transition to become a software platform and payments company with a shift to a higher level of recurring revenue. Our business goal is to be a leading enterprise technology provider that runs stores, restaurants and self-directed banking through our software platform and our NCR-as-a-Service solutions. By helping our customers run stores, restaurants and banks better, they have more time to create customer experiences that drive lasting success.

Additionally, on September 15, 2022, NCR announced a plan to separate into two independent, publicly traded companies—one focused on digital commerce, the other on ATMs. The separation is intended to be structured in a tax-free manner. The separation transaction will follow the satisfaction of customary conditions, including effectiveness of appropriate filings with the U.S. Securities and Exchange Commission, and the completion of audited financial statements. The current target is to complete the separation by the end of 2023. Should alternative options become available in the future that could deliver superior value to our shareholders than the planned separation, such as a whole or partial company sale of NCR, the Board remains open to considering alternative scenarios. Additional details are included in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Execution of our business goals and financial strategies is driven by the following key pillars:

- *Focus on our customers*. We encourage our employees to treat every customer as if they are our only customer. If we provide better service and better quality products than our competitors, it is our belief that our customers will likely buy more from NCR. We are increasingly becoming active, strategic advisors to our clients, helping them retool and reinvent their business, and this is reflected in a significant increase in our Net Promoter Score, a measure of customer experience, from 14 in 2018 to 52 in 2022. We believe this focus has and will lead to increased access to higher level customer contacts, earlier entrance into the sales cycles, and additional opportunities for upselling and cross-selling as a software- and services- led company.

- *Take care of our employees.* Our employees are the direct face of NCR to our clients. NCR has actively worked to increase employee engagement and satisfaction, as well as to create a culture of performance and innovation focused on software and services.

- *Bring high-quality, innovative products to market.* NCR focuses its research and development investments on elevating product quality and bringing new solutions to market in our key focus areas of digital banking, our next-generation retail architecture, including our NCR Emerald™ cloud-based point of sale product, our Aloha™ Essentials solution bundle, and payments and self-service banking solutions. Additionally, we have placed an increasing priority on improvements in how we go to market with NCR-as-a-Service, as well as how we package and deliver our solutions as all-in-one bundles designed around a software platform, making it easier for our customers to buy and for our teams to sell.

- *Leverage our brand.* We believe NCR has one of the best-known and respected brands in the industries we serve. We consider this to be a strong competitive differentiation with significant equity in our worldwide markets.

Products and Services

We are an enterprise technology provider selling a portfolio of digital-first software, as-a-service offers, services, payments and hardware. Our offerings fall into the following categories:

Retail

We offer software-led solutions to customers in the retail industry, leading with digital to connect retail operations end to end to integrate all aspects of a customer's operations in indoor and outdoor settings from POS, to payments, inventory management, fraud and loss prevention applications, loyalty and consumer engagement. These solutions are designed to improve operational efficiency, selling productivity, customer satisfaction and purchasing decisions; provide secure checkout processes and payment systems; and increase service levels. Solutions include retail-oriented technologies such as comprehensive API-point of sale retail software platforms and applications, SCO, other hardware terminals and peripherals, payment processing and merchant acquiring solutions, consumer engagement solutions like eCommerce and loyalty programs, along with consulting, implementation, support and managed services to meet our customers' needs.

Hospitality

We offer technology solutions to customers in the hospitality industry, including table-service, quick-service and fast casual restaurants of all sizes, that are designed to improve operational efficiency, increase customer satisfaction, streamline order and transaction processing and reduce operating costs. Our portfolio includes cloud-based and cloud-enabled software applications for point-of-sale, back office, payment processing, kitchen production, restaurant management, eCommerce and consumer marketing and loyalty. We also provide hospitality-oriented hardware products such as POS terminals, kitchen display systems, handheld devices, printers and peripherals. And finally, we seek to help reduce the complexities of running restaurants through our services capabilities, including strategic consulting, technology deployment and implementation, support and managed services.

Digital Banking

NCR's Digital Banking segment offers solutions that enable anytime-anywhere convenience for a financial institution's consumer and business customers. Our account opening software unifies the sales and onboarding experience across digital, branch and call center channels for mid-market community banks and credit unions. We also help financial institutions implement their digital first platform strategy by providing solutions for banking channel services, transaction processing, imaging, and branch services.

Payments & Network

We offer solutions to customers in the financial services industry that power their digital transformation through software, services and hardware to deliver differentiated experiences for their customers and improve efficiency for the financial institution. Our Payments & Network segments offer credit unions, banks, digital banks, Fintechs, stored-value debit card issuers, and other consumer financial services providers access to our Allpoint retail-based ATM network, providing convenient and surcharge-free cash withdrawal and deposit access to their customers and cardholders as well as the ability to convert a digital value to cash, or vice versa, via NCRPay360. We also provide branding opportunities for financial institutions on our extensive ATM network, providing a cost-effective way for banks to expand their presence and customer service and experience. Our solutions also support payment processing and merchant acquiring services in the retail, hospitality and other industries.

Self-Service Banking

Our managed services, including ATM-as-a-Service solutions, help banks run their end-to-end ATM channel, including transaction processing, managing cash and cash delivery, supplies, and telecommunications as well as routine and technical maintenance, positioning NCR as a strategic partner. We offer a full line of software such as multi-vendor ATM management systems software application suite and related hardware including multi-function ATMS, interactive teller machines (ITMs), thin-client ATMs, cash dispensers, and cash recycling ATMs.

Telecommunications & Technology

We offer managed network and infrastructure services to enterprise clients across all industries via direct relationships with communications service providers and technology manufacturers. Our customers rely on us as a strategic partner to help them reduce complexity, improve cost efficiency, and enable global geographical reach. We deliver expert professional, field, and remote services for modern network technologies including Software-Defined Wide Area Networking, Network Functions Virtualization, Wireless Local Area Networks, Optical Networking, and Cloud Computing.

Target Markets and Distribution Channels

NCR provides solutions to customers of varying sizes in the retail, hospitality, financial, and telecommunications and technology ("T&T") industries.

We provide the technology that helps customers run self-directed banking, which primarily centers around our digital banking and ATM businesses, including software and services, as well as our Allpoint retail-based and surcharge-free ATM network. Our solutions also serve the retail markets through convenience banking products for retailers designed to complement their core businesses. Our financial solutions customers are located throughout the world in both developed and emerging markets. We have historically sold the majority of our Digital Banking, Payments & Network and Self-Service Banking segment solutions through a direct sales channel, and have augmented our presence through distributors and value-added resellers.

We provide solutions to the retail and hospitality industries that run the store and run the restaurant including, but not limited to, POS software and hardware, SCO software and hardware, loyalty software, supply chain and payment solutions. We also provide store virtualization, Internet of Things (IoT), and micro-services platform solutions to modernize store and restaurant IT infrastructure. Our Retail segment customers include all sizes of food, drug and mass merchandisers, which includes grocery stores, drug stores, and big box retailers, as well as department and specialty retail stores, convenience and fuel retailers across the globe. Our Hospitality segment customers include quick service, table service and fast casual restaurants, small and medium size restaurants

4

across independent restaurant operators, emerging and national chains, and large global brands. Our solutions are sold through a direct sales force and through relationships with value-added resellers, distributors, dealers and other indirect sales channels.

We provide service and support for our products and solutions through services contracts with our customers. We have also established managed services contracts with key customers and continue to pursue additional managed services relationships. We believe that longer term managed services arrangements can help improve the efficiency and performance of a customer's business, and also increase the strategic and financial importance of its relationship with NCR. We also service competing technologies and third-party products. The primary sales channel for our services is our direct sales teams, which exist across all geographies where we operate around the world. Our services professionals provide these services directly to end customers.

Competition

We face a diverse group of competitors in the financial, retail, hospitality and other industries, including the T&T industry, in which we sell our digital-first portfolio of software, services and hardware. The primary competitive factors can vary by geographic area where we operate around the world, but typically include: value and quality of the solutions or products; total cost of ownership; industry knowledge of the vendor; the vendor's ability to provide and support a total end-to-end solution; the vendor's ability to integrate new and existing systems; fit of the vendor's strategic vision with the customer's strategic direction; and quality of the vendor's consulting, deployment and support services.

In the financial industry, our Digital Banking, Payments & Network and Self-Serve Banking segments face a variety of competitors offering financial services and software including, among others, Fidelity National Information Services, Inc., Fiserv, Inc., Q2 Holdings, Inc., Temenos AG, Infosys Ltd., Alkami Technology, Inc. and ACI Worldwide, Inc. In addition, we face competition from ATM manufacturers including Diebold Nixdorf, Inc. and Hyosung TNS Inc., and ATM network operators including Euronet Worldwide, Inc., as well as regional firms across all geographies where we operate around the world.

In the retail and hospitality industries, our Retail and Hospitality segments face a variety of competitors across all geographies where we operate around the world. Our competitors vary by market segment, product, service offering and geographic area, and include Toshiba Tec Corporation, Flooid, Oracle Corporation, GK Software SE, PAR Technology Corporation, Olo Inc., Aptos, Inc., Lightspeed, Diebold Nixdorf, Inc., Fujitsu Limited, SAP and HP Inc., among others. In addition, we face new competitors including Toast, Inc., Revel Systems, Inc., Square, Inc., and Upserve, Inc., among others.

The primary services competitors are the companies identified above, as well as other regional and local independent services firms across all geographies where we operate around the world. We also face services competition from global enterprise technology companies including IBM Corporation, and CompuCom (owned by Variant Equity Advisors) among others, as these firms continue to focus on services as a core business strategy.

Research and Development

We remain focused on designing and developing solutions that anticipate our customers' changing technological needs as well as consumer preferences. Our expenses for research and development were $217 million in 2022, $268 million in 2021, and $234 million in 2020. We anticipate that we will continue to have significant research and development expenditures in the future in order to provide a continuing flow of innovative, high-quality products and services and to help maintain and enhance our competitive position. Information regarding the accounting and costs included in research and development activities is included in Note 1, "Basis of Presentation and Significant Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report under "Research and Development Costs," and is incorporated herein by reference.

Patents and Trademarks

NCR seeks patent protection for its innovations (including improvements), associated with its software, services, product, solutions, creations and developments (including hardware), where such protection is likely to provide, especially strategic value to NCR. NCR owns approximately 1,350 patents in the United States and numerous other patents in foreign countries. The foreign patents are generally counterparts of NCR's United States patents. Many of the patents owned by NCR are licensed to others, and NCR is licensed under certain patents owned by others. As appropriate, NCR looks to monetize its patents to drive additional value from its patent portfolio. NCR also has numerous patent applications pending in the United States and in foreign countries. NCR's portfolio of patents and patent applications is of significant value to NCR.

NCR has registered certain trademarks, including service marks, in the United States and in foreign countries. NCR considers the "NCR" and NCR logo marks, as well as its other trademarks (including service marks), to have significant value to NCR. Loss of NCR's right to use the NCR trademark could be material. However, the NCR trademark has been used and owned by NCR for at least 100 years, and NCR expects to maintain its rights in and to the NCR trademark for years to come.

Seasonality

Our sales have been historically seasonal, with lower revenue in the first quarter and higher revenue in the fourth quarter of each year. Such seasonality also causes our working capital cash flow requirements to vary from quarter to quarter depending on variability in the volume, timing and mix of sales. In addition, revenue in the third month of each quarter is typically higher than in the first and second months. However, with the transition of our revenue mix to comprise a higher mix of recurring software and services revenue, we expect that our sales will continue to become more linear over time.

Manufacturing and Raw Materials

In most cases, there are a number of vendors providing the services and producing the parts and components that we utilize. However, there are some services and components that are purchased from single sources due to price, quality, technology or other reasons. In the past, we have been able to obtain an adequate supply of raw materials and components for virtually all materials used in the production process. We currently believe we have adequate resources of raw materials and components and that our portfolio of vendors providing services and producing parts has the resources and facilities to overcome most unforeseen interruptions of supply.

As of December 31, 2022, NCR leverages a network of internal and third-party partner facilities across the globe to manufacture its products in Chennai, India and partner facilities located in Budapest, Hungary, Guadalajara, Mexico, Chihuahua, Mexico, and Xiamen, China.

Further information regarding the potential impact of these relationships on our business operations, and regarding sources and availability of raw materials, is also included in Item 1A of this Report under the caption "Business Operations," and is incorporated herein by reference.

Product Backlog

Backlog includes orders confirmed for products scheduled to be shipped as well as certain professional and transaction services to be provided. Although we believe that the orders included in the backlog are firm, we may allow some orders to be canceled by the customer without penalty. Even when penalties for cancellation are provided for in a customer contract, we may elect to permit cancellation of orders without penalty where management believes it is in our best interests to do so. Further, we have a significant portion of product revenue derived from term-based software license arrangements that include customer termination rights and services revenue that is recurring or transaction based business, which backlog information has not historically been measured. Therefore, we do not believe that our backlog, as of any particular date, is necessarily indicative of revenue for any future period. However, backlog is included as a component of our remaining performance obligation to the extent we determine that the orders are non-cancelable. Refer to Note 1, "Basis of Presentation and Significant Accounting Policies", of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for additional information on remaining performance obligations.

Risk Management

At the Board of Directors level, NCR has a standing Risk Committee. The Risk Committee assists NCR's Board of Directors with its oversight of executive management's responsibilities to design, implement and maintain an effective enterprise risk management ("ERM") framework for the Company's overall operational, information security, strategic, reputational, technology, environmental, social and governance ("ESG"), and other risks. The Risk Committee also assists the Board of Directors with its oversight responsibilities for matters relating to diversity, equity and inclusion ("DE&I"), environment, health and safety ("EHS"), sustainability, and the security of our personnel and physical assets. At the management level, NCR's Office of Risk Management and Chief Risk Officer assist NCR and the Risk Committee in fulfilling its objectives relating to ERM, ESG, third-party risk management ("TPRM") and business continuity planning (BCP). The Company's Chief Risk Officer is responsible for developing and managing formal ERM, ESG, TPRM and BCP programs designed to identify, assess and respond to material and emerging risks and opportunities that may impact the achievement of the Company's strategic objectives. NCR has also established an Executive Risk Committee that meets routinely to monitor material risks, opportunities and NCR's response plans thereto.

ESG

At NCR, we remain committed to creating positive change that supports an innovative and sustainable future in a responsible way. Our NCR business strategy directly aligns with the ESG priorities that we established in 2020. The NCR business strategy is dependent on customer satisfaction and harnessing our culture of innovation. NCR's focus on customer satisfaction is two-fold: we intend to represent the ESG qualities our customers are looking for; and we intend for our employees to fulfill and answer these expectations.

ESG Oversight. NCR is committed to a strong oversight mechanism of ESG issues. NCR's Board of Directors has direct oversight of ESG activities through its Risk Committee. The Risk Committee and other Board committees oversee components of ESG, including, business ethics and integrity, data protection, privacy and security, our people, DE&I, environmental management, product innovation and management, and supplier responsibility.

Business Ethics and Integrity. Our Code of Conduct sets forth standards designed to uphold our values and foster integrity in our relationships with one another and our valued stakeholders. Our Code of Conduct is available at https://www.ncr.com/company/corporate-governance/code-of-conduct.

Everyone at NCR is required to annually take our Code of Conduct training, available in 17 languages. Since 2008, NCR has achieved 100% timely completion of its Code of Conduct training. The Code of Conduct training is revised annually, taking into account the prior year's compliance matters and the Company's compliance risks.

Our Ethics and Compliance Program is responsible for managing the Company's adherence to the Code of Conduct. Further, our Chief Ethics & Compliance Officer oversees investigations pertaining to fraud, conflicts of interest, violations of laws, and other similar matters, and reports on those activities to one or more Committees of the Board.

Data Protection, Privacy and Security. At NCR, we are proud of our data protection, cybersecurity, and privacy programs. These initiatives receive oversight from the Board's Risk Committee, as well as several members of our executive leadership team including the Chief Operations Officer, General Counsel, Chief Security Officer, and Chief Information Officer. NCR's Chief Information Security Officer and Chief Privacy Officer are responsible for management of these programs. Additional support is provided by our Chief Ethics & Compliance Officer.

NCR supports appropriate privacy protections for those with whom we interact. We foster a culture that values the privacy rights of individuals. Under the direction of NCR's Chief Privacy Officer, the program offers thought leadership, advice and guidance on privacy practices such as: complying with privacy laws and regulations; designing solutions with privacy in mind; implementing contracts governing intracompany activities; minimizing the collection of data; providing meaningful notice and choice; and safeguarding information. The program is supported by privacy attorneys, privacy program managers within the business, and data protection officers in various locations internationally. Many of these privacy professionals have industry recognized privacy certifications from the International Association of Privacy Professionals.

Under the direction of NCR's Chief Security Officer and Chief Information Security Officer, the Global Information Security organization is responsible for implementing and maintaining an information security program with the goal to protect information technology resources and protect the confidentiality and integrity of data gathered on our people, partners, customers, and business assets. Also, we employ various information technology and protection methods designed to promote data security including firewalls, intrusion prevention systems, denial of service detection, anomaly-based detection, anti-virus/anti-malware, endpoint encryption and detection and response software, Security Information and Event Management system, identity management technology, security analytics, multi-factor authentication and encryption.

To further our commitment to data privacy and cybersecurity:

- NCR maintains the ISO 27001 certification for certain NCR locations throughout the United States, Europe, and India

- Third-party audits for PCI-DSS, PA-DSS and SSAE-18 SOC2 are conducted for certain service offerings

- NCR maintains a robust information security awareness and training program. Employees and contingent workers are required to complete training within 30 days of hire, as well as an annual refresher course. Additionally, NCR performs regular testing to help ensure employees can identify email "phishing" attacks

- NCR's corporate insurance policies include certain information security risk policies that cover network security, privacy and cyber events

- Our NCR Privacy Policy can be found on the Company website for further viewing at https://www.ncr.com/privacy

Our People. At NCR, we believe that investment in our employees has a positive impact on our employees and our customers. We put that into action with several employee development and engagement programs, including those described under the caption "Human Capital Resources" in Item 1 of this Report.

Diversity, Equity and Inclusion (DE&I). NCR believes in the power and value of diversity and strives to build a globally inclusive workplace where all people are treated fairly. We seek to include everyone, lead with empathy, and make our communities better. We encourage IDEAS (Inclusion, Diversity, Equity, Allyship, and Storytelling) and seek to inspire each other to be our authentic selves. The Board of Directors and its Risk Committee have direct oversight of our DE&I activities, including those described under the caption "Human Capital Resources" in Item 1 of this Report.

Environmental Management. We are committed to managing our environmental footprint and protecting the global communities in which we operate. We strive to minimize the environmental impact of our products and operations while also delivering innovative technologies and solutions designed to support businesses and consumers in their efforts to operate responsibly. We also recognize the importance of minimizing our environmental footprint through energy and greenhouse gas ("GHG") management. That is why we have committed to Net Zero GHG emissions by 2050 and continue to report our Scope 1 and Scope 2 emissions from our global facilities and service operations through the CDP (formerly Carbon Disclosure Project). We complete the annual CDP climate change questionnaire and evaluate our environmental management progress annually to better understand our areas of opportunity to make a true impact.

Our commitment to environmental management extends into our products and operational footprint. Our manufacturing facility in Chennai, India maintains the ISO 14001 certification. The NCR Global Headquarters in Midtown Atlanta has been awarded two Leadership in Energy and Environmental Design ("LEED") Platinum certifications: 1) Building Design and Construction: Core & Shell and Interior Design; 2) Construction: Commercial Interiors. Our newest office in Belgrade, Serbia is also LEED platinum certified.

Product Innovation and Management. Delivering solutions and services that provide value to our customers in an environmentally responsible way is critical to NCR's ongoing success. As such, we strive to develop, and recycle our products in a responsible way. One example of how we are already doing this is that certain of our applications, such as Intelligent Deposit and Self-Service Diagnostic Gateway (SSDG), enable our SelfServ ATM customers to better handle the increasing volume – cutting down on costs, maintenance, fuel and materials associated with them.

Supplier Responsibility. We believe in creating positive change responsibly, and our supplier partners play a critical role in bringing that vision to life. We not only expect high quality products and services from our suppliers, we also expect them to conduct their businesses consistent with our Supplier Code of Conduct. Our Supplier Code of Conduct, available at https://www.ncr.com/company/suppliers/manuals-forms-and-templates, sets forth our expectation that our suppliers will meet ethical standards consistent with NCR's Code of Conduct and policies.

As part of our overall ERM approach, our TPRM program is designed to ensure proper risk identification and oversight of NCR's vendors and includes the following objectives:

- Perform risk-based segmentation and prioritization of all existing and new NCR vendors

- Perform sanctions screenings on all vendors and anti-bribery, anti-corruption ("ABAC") screenings on applicable vendors

- Perform extended due diligence on identified high risk vendors to include responsible sourcing, business continuity, information security, data privacy, and other reviews as applicable

- Perform Financial Risk Assessment on identified high risk vendors

Additionally we take a risk-based approach to supply chain due diligence. We engage with the majority of our largest suppliers on a quarterly basis to identify potential risk exposure. As part of our supplier partner onboarding process, supplier partners are required to certify compliance with International Electrotechnical Commission 62474 standards. NCR requires its supplier partners to maintain compliance with the Restriction of Hazardous Substances (RoHS) Directive, Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) Regulation, and other applicable regulations.

Human Capital Resources

NCR continued its rich legacy of prioritizing investment and focus on human capital resources in 2022. We found ways to adapt to a rapidly changing labor market and continued to build a diverse, talented workforce that aligned to our Customer-FIRST values, motivated to Transform, Connect and Run the world of commerce. After announcing the completion of our strategic review and plans for a 2023 split, our human resources team took proactive measures to prepare employees and will carry that focus into the new year.

Our progress to date includes:

- Welcomed over 1,150 University Hires to NCR, including both graduates and interns

- Recognized as Top Employer for key, strategic universities/partnerships

- Launched new NCR.com Careers Pages

- Launched a new Culture Crew, including 80+ Site Engagement Leaders, ambassadors and volunteers

- Launched a new HR Central platform making it easier for employees to find information and resources

- Examined and took actions on competitive pay supporting workforce changes and our shift to a software platform and payments company, including a targeted global compensation review to drive attraction and retention of talent

- Invested in market-based salary increases for early career software engineering to improve competitiveness

- Redesigned LTI program to strengthen employee retention and strategic focus

- Improved certain employee benefit programs in many countries

- Conducted annual employee engagement surveys that yield an Employee Net Promoter Score ("eNPS"), the results of which are reported directly to the Executive Leadership Team and the Board, leveraged to identify areas of improvement

- Partnered with Pluralsight to uplevel employee technical capabilities across the globe

- Provided opportunities for continuous learning through NCR University, our online education platform for employees

- Supported external development with our tuition assistance program, which supports college and graduate-level education programs developing business-critical skills

- Conducted regular employee performance reviews to manage, engage and reward our employees

Our current roadmap for future programs to invest in our people includes:

- Upskilling talent in software and sales to enable the workforce of the future

- Developing an employee value proposition and brand strategy

- Launching a new Leadership Development Program targeted towards top talent

- Focusing on internal talent mobility to develop and retain recent hires, including university hires

- Reimagining the onboarding experience to ensure all new hires are set up for success

- Driving employee engagement and improving eNPS at regional and site levels

On December 31, 2022, NCR had approximately 35,000 employees and 10,000 contractors worldwide. Given the multinational nature of our business, we monitor our global employment footprint. As of December 31, 2022, our employees by geographic region included approximately: 25% in the Asia Pacific and Japan region; 35% in the Europe, Middle East and Africa region; 12% in the Americas, excluding the United States; and 28% in the United States.

Diversity, Equity and Inclusion (DE&I). NCR believes in the power and value of diversity and strives to build a globally inclusive workplace where all people are treated fairly. We seek to include everyone, lead with empathy, and make our communities better. We encourage IDEAS (Inclusion, Diversity, Equity, Allyship, and Storytelling) and seek to inspire each other to be our authentic selves.

We are proud to have four female directors serving on our Board. Additionally, 75% of the Board's committees are chaired by women.

We have been hard at work reviewing our DE&I policies, practices and programs to identify opportunities for new inclusive initiatives.

Our progress to date includes:

- Improved our supplier diversity program that utilizes small businesses, as well as minority, women and veteran-owned business enterprises, and appointed a dedicated supplier diversity leader.

- Continued to provide corporate funding and oversight of our Business Resource Groups to boost engagement and increase opportunities for professional development and networking

- Two new business resource groups added in 2022: Disability Alliance and LatinNCR

- Established sync collaboration between all business resource groups

- Established storytelling series to acknowledge employees demonstrating diversity, equity, inclusion and allyship

- Deployed Unconscious Bias training for our customer engineer instructors

- Launched a mentoring initiative led by our Women in NCR (WIN) Business Resource Group designed to support the development of women across NCR

Our current roadmap for future programs includes:

- Investing in the development of diverse talent through sponsorship initiatives and targeted development

- Launching a series of courageous conversations and listening sessions to promote inclusion

- Launching a university diversity network to attract, hire, and grow diverse talent

- Restructuring and redeploying a council focused on global inclusion with the mission to inspire action that attracts, develops and retains top diverse talent and fosters an inclusive work environment

Government Regulations

NCR is subject to a variety of evolving government laws and regulations, including those related to environmental protection, in the various jurisdictions in which NCR operates or its products are sold, or where our offerings are used, including, for example, privacy and data protection laws, regulations and directives, and anti-corruption laws such as the United States Foreign Corrupt Practices Act and United Kingdom Bribery Act. In addition, though not material to our business taken as a whole, certain parts of NCR's operating segments are subject to industry-specific laws and regulations. For example our digital banking business is subject to examination by the Federal Financial Institutions Examination Council (FFIEC); portions of our payments-related business are subject to or contractually obligated to comply with certain anti-money laundering laws and regulations such as the Bank Secrecy Act and their international counterparts; portions of certain businesses NCR recently acquired are customer-facing and may be subject to certain consumer protection requirements such as oversight by the Consumer Financial Protection Bureau ("CFPB") and Federal Trade Commission ("FTC") and similar state or foreign agencies in the jurisdictions where they operate; and portions of certain businesses NCR recently acquired are subject to a number of foreign, federal and state licensing requirements including money transmission, money services and virtual currency, which may be subject to regulatory changes in the future in the jurisdictions where they operate.

Although NCR does not currently expect that compliance with government laws and regulations, including environmental regulations and those designated to address climate risk, will have a material effect upon the capital expenditures, cash flow, financial condition, earnings and competitive position of NCR, its segments or its subsidiaries, it is possible that such compliance could have a material adverse impact on our capital expenditures, cash flow, financial condition, earnings or competitive position, including, but, not limited to, as NCR's Banking or Payments-related businesses grow or change as NCR continues to implement its business strategy. Further, while NCR does not currently expect to incur material capital expenditures related to compliance with such laws and regulations, and while we believe the amounts provided in our Consolidated Financial Statements are adequate in light of the probable and estimable liabilities in this area, there can be no assurances that environmental matters will not lead to a material adverse impact on our capital expenditures, earnings or competitive position. A detailed discussion of the current estimated impacts of compliance issues relating to environmental regulations, particularly the Fox River, Kalamazoo River and Ebina matters, is reported in Item 8 of Part II of this Report as part of Note 10, "Commitments and Contingencies", of the Notes to Consolidated Financial Statements and is incorporated herein by reference. Further information regarding the potential impact of compliance with governmental laws and regulations is also included in Item 1A of this Report and is incorporated herein by reference.

Information about our Executive Officers

The Executive Officers of NCR (as of February 27, 2023) are as follows:

Name	Age	Position and Offices Held
Frank R. Martire	75	Executive Chairman
Michael D. Hayford	63	Chief Executive Officer
Owen J. Sullivan	65	President and Chief Operating Officer
Timothy C. Oliver	54	Executive Vice President and Chief Financial Officer
James M. Bedore	63	Executive Vice President, General Counsel and Secretary
Donald W. Layden, Jr.	65	Executive Vice President, President, Payments & Network, Head of Strategy and M&A
Beth A. Potter	63	Chief Accounting Officer

Set forth below is a description of the background of each of the Executive Officers.

Frank R. Martire is Executive Chairman of NCR, a position he has held since May 2018. Mr. Martire most recently served as Non-Executive Chairman of Fidelity National Information Services, Inc. ("FIS"), a financial services technology company. From 2015 to 2017, he served as Executive Chairman of FIS and from 2009 to 2015 was President and Chief Executive Officer of FIS after its acquisition of Metavante Technologies, Inc. ("Metavante"), a bank technology processing company. Mr. Martire previously served as Chief Executive Officer of Metavante from 2003 to 2009 and President from 2003 to 2008. Prior to that, he was President and Chief Operating Officer of Call Solutions Inc. from 2001 to 2003 and President and Chief Operating Officer, Financial Institution Systems and Services Group, of Fiserv, Inc. from 1991 to 2001. Mr. Martire was a member of the Board of Directors of J. Alexander's Holdings, Inc. from 2015 to 2021, where he served as Lead Independent Director from 2019 to 2021. Mr. Martire is a member of the Board of Directors of Cannae Holdings, Inc., where he serves as Lead Independent Director; and System1, Inc., where he is Chairman of the Audit Committee and a member of the Compensation Committee. Mr. Martire became a director of NCR on May 31, 2018.

Michael D. Hayford is Chief Executive Officer of NCR, a position he has held since April 2018. Mr. Hayford served as President of NCR from April 2018 to August 2021. Mr. Hayford was most recently Founding Partner of Motive Partners, an investment firm focused on technology-enabled companies that power the financial services industry. From 2009 until his retirement in 2013, Mr. Hayford served as the Executive Vice President and Chief Financial Officer at Fidelity National Information Services, Inc. ("FIS"), a financial services technology company. Prior to joining FIS, Mr. Hayford was with Metavante Technologies, Inc. ("Metavante"), a bank technology processing company, from 1992 to 2009. He served as the Chief Operating Officer at Metavante from 2006 to 2009 and as the President from 2008 to 2009. From 2007 to 2009, Mr. Hayford also served on the Board of Directors of Metavante. Mr. Hayford was a member of the Board of Directors and the Audit Committee of Endurance International Group Holdings, Inc. from 2013 to 2019, and was a member of the Board of Directors and Chairman of the Audit Committee of West Bend Mutual Insurance Company from 2007 to 2018. Mr. Hayford became a director of NCR on April 30, 2018.

Owen J. Sullivan is President and Chief Operating Officer of NCR. Mr. Sullivan has served as President of NCR since August 2021 and as Chief Operating Officer of NCR since July 2018. Mr. Sullivan was most recently an independent consultant, providing strategic planning, consulting and executive mentoring, and working with and investing alongside private equity firms and other investor groups. Prior to that, Mr. Sullivan was with ManpowerGroup Inc. ("ManpowerGroup"), a workforce and talent management solutions company, from 2003 to 2013. At ManpowerGroup, he served as President of the Specialty Brands and Experis units from 2010 to 2013 and he served as the Chief Executive Officer of the Right Management and Jefferson Wells International, Inc. subsidiaries from 2004 to 2013 and from 2003 to 2010, respectively. Before joining ManpowerGroup, Mr. Sullivan was with Sullivan Advisors, LLC, a provider of strategic planning, consulting and executive mentoring for small to medium-sized businesses from 2001 to 2003. Prior to that, Mr. Sullivan was with Metavante Technologies, Inc., a bank technology processing company, from 1993 to 2001, where he served in various management roles including as the President of Metavante's Financial Services Group and Enterprise

Solutions Group. Mr. Sullivan served as a member of the Board of Directors of Johnson Financial Group, Inc., a bank holding company, where he served as a member of its Wealth Management, Risk and Succession Committees through 2018. Mr. Sullivan also served as a member of the Board of Directors of Computer Task Group, Incorporated from 2017 to 2021 and served as a member of its Compensation and Audit Committees.

Timothy C. Oliver is Senior Executive Vice President and Chief Financial Officer of NCR, a position he has held since July 13, 2020. Mr. Oliver most recently served as President and Chief Financial Officer of Spring Window Fashions, LLC, a consumer goods company, and a member of the company's leadership team, since September 2019. In this role he focused on, among other things, aligning the company's business portfolio and growth initiatives with its finance strategy. From 2011 to 2019, he served as Senior Vice President and Chief Financial Officer of the Goldstein Group Inc. ("GGI"), a privately held conglomerate, and its subsidiary, Alter Trading Corporation ("Alter"), a privately held metal recycler and broker company. Mr. Oliver also served as President during his last three months in his role at Alter. Before joining GGI and Alter, he was the Senior Vice President and Chief Financial Officer of MEMC Electronic Materials, Inc., a publicly held technology company (now SunEdison, Inc.), from 2009 to 2011, and Senior Executive Vice President and Chief Financial Officer of Metavante Technologies, Inc., a publicly held bank technology processing company, from 2007 to 2009. He also previously served as Vice President and Treasurer of Rockwell Automation, Inc. ("Rockwell Automation"), an industrial automation and digital transformation company, from 2005 to 2007. Before joining Rockwell Automation, he was Vice President for Investor Relations and Financial Planning at Raytheon Company. Mr. Oliver's prior roles included a focus on transforming finance organizations to position companies for growth.

James M. Bedore is Executive Vice President, General Counsel and Secretary of NCR, a position he has held since November 2018. Mr. Bedore oversees the NCR Office of Risk Management, responsible for enterprise risk management, third party risk management and business continuity. Prior to NCR, Mr. Bedore was an attorney in private practice with Reinhart Boerner Van Deuren s.c. from 1985 to 2018, where he was a Shareholder, member of the firm's Board of Directors and Chair of the firm's Securities Team, advising clients on a variety of corporate matters including mergers and acquisitions, public securities offerings on behalf of issuers and underwriters, private placements, venture capital, bank and other financing arrangements, securities compliance, reporting and disclosure obligations, corporate governance, shareholder rights and executive compensation.

Donald W. Layden, Jr., is Executive Vice President, President, Payments & Network, Head of Strategy and M&A, a position he has held since November 2021. From June 2020 to October 2021, Mr. Layden served as Senior Advisor to NCR focusing on strategy and corporate development. Previously, Mr. Layden served as a member of the Board of Directors of Cantaloupe, Inc. (formerly known as USA Technologies, Inc.), a payments and software services company, from April 2019 to May 2020, where he served as the Chair of the Compliance Committee from April 2019 to November 2019. He also served as interim Chief Executive Officer of USA Technologies, Inc. from October 2019 to February 2020, as Non-Executive Chairman from November 2019 to February 2020, and as President and Chief Executive Officer from February 2020 to May 2020. Mr. Layden was a Venture Partner at Baird Venture Partners from December 2011 to September 2021. He also was an of-counsel partner of Quarles & Brady LLP, where he practiced corporate law, from October 2009 to September 2021. Mr. Layden served as a member of the Board of Directors of Firstsource Solutions Limited, a business process management company publicly traded on the National Stock Exchange of India, from April 2006 to March 2019. He also served as an independent director of Online Resources Corporation, a publicly traded company, from May 2010 to March 2013, when the company was sold to ACI Worldwide, Inc. From November 2009 to November 2011, Mr. Layden served as an Adviser of Warburg Pincus LLC in the Technology, Media and Telecommunications group. From October 2004 to October 2009, Mr. Layden held various positions at Metavante Technologies, Inc. ("Metavante"), a bank technology processing company, including as President of the International Group, and as Senior Executive Vice President of Corporate Development and Strategy, Corporate Secretary and General Counsel. Prior to that, he served at NuEdge Systems LLC as Chief Operating Officer from 2000 to 2002 and as President from 2002 to 2004, when the company was purchased by Metavante.

Beth A. Potter is NCR's Chief Accounting Officer, a position she has held since November 2019. Ms. Potter has also served as the NCR Corporate Controller since 2011. From March 2007 to 2011, she served as Assistant Controller, and prior to that she served in various other leadership roles supporting NCR's finance organization.

Available Information

NCR makes available through its website at http://investor.ncr.com, free of charge, the reports it files with the Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, definitive proxy statements on Schedule 14A and Current Reports on Form 8-K, and all amendments to such reports and schedules, as soon as reasonably practicable after these reports are electronically filed or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). The SEC also maintains a website (http://www.sec.gov) that contains the reports, proxy statements and information statements, and other information regarding issuers that file or furnish electronically with the SEC. NCR will furnish, without charge to a security holder upon written request, the Notice of Meeting and Proxy Statement for the 2023 Annual Meeting of Stockholders (the 2023 Proxy Statement),portions of which are incorporated herein by reference. NCR also will furnish its Code of Conduct at no cost and any other exhibit at cost. Document requests are available by calling or writing to:

NCR—Investor Relations
864 Spring Street NW
Atlanta, GA 30308
Phone: 800-255-5627
E-Mail: investor.relations@ncr.com
Website: http://investor.ncr.com

NCR's website, www.ncr.com, contains a significant amount of information about NCR, including financial and other information for investors. NCR encourages investors to visit its website regularly, as information may be updated and new information may be posted at any time. The contents of NCR's website are not incorporated by reference into this Form 10-K and shall not be deemed "filed" under the Exchange Act.

Item 1A. RISK FACTORS

The risks and uncertainties described below could materially and adversely affect our business, financial condition, results of operations, could cause actual results to differ materially from our expectations and projections, and could cause the market value of our stock to decline. You should consider these risk factors when reading the rest of this Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this document. These risk factors may not include all of the important factors that could affect our business or our industry or that could cause our future financial results to differ materially from historic or expected results or cause the market price of our common stock to fluctuate or decline.

RISK FACTOR SUMMARY

The following is a summary of the risks and uncertainties that could materially and adversely affect our business, financial condition, and results of operations. You should read this summary together with the more detailed description of each risk factor contained below.

Risks Associated with our Strategy & Technology

- If we are unsuccessful in transforming our business model, our operating results could be negatively impacted.

- If we do not swiftly and successfully develop and introduce new solutions in the competitive, rapidly changing environment in which we do business, our business results may be impacted.

- If we do not compete effectively within the technology industry, we will not be successful.

- If we do not successfully integrate acquisitions or effectively manage alliance activities, we may not drive future growth.

- Our multinational operations, including in new and emerging markets, expose us to business and legal risks.

- The planned separation of NCR into two independent, publicly traded companies – one focused on digital commerce, the other on ATMs, is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time, expense, and resources, which could disrupt or adversely affect our business.

- The planned separation may not achieve the anticipated benefits and will expose us to new risks as the digital commerce company and the ATM company will have different financial profiles and each will be a smaller, less diversified company than NCR as it exists today.

- If the planned separation is completed, the trading price of our common stock may decline and may experience greater volatility.

Risks Associated with our Business & Operations

- Our business may be negatively affected by domestic and global economic and credit conditions.

- We are subject to certain significant risks and uncertainties from the payments-related business and industry.

- Disruptions in our data center hosting and public cloud facilities could adversely affect our business.

- If we do not retain key employees, or attract quality new and replacement employees, we may not be able to meet our business objectives.

- Defects, errors, installation difficulties or development delays could expose us to potential liability, harm our reputation and negatively impact our business.

- If third party suppliers upon which we rely are not able to fulfill our needs, our ability to timely bring our products to market could be affected.

- A major natural disaster or catastrophic event could have a materially adverse effect on our business, financial condition and results of operations, or have other adverse consequences.

- Our historical and ongoing manufacturing activities subject us to environmental exposures.

- Climate change could negatively impact our business long-term.

- Data protection, cybersecurity and data privacy issues could negatively impact our business.

Risks Associated with our Finance & Accounting

- Our level of indebtedness could limit our financial and operating activities and adversely affect our ability to incur additional debt to fund future needs.

- The terms of the documents governing our indebtedness include financial and other covenants that could restrict or limit our financial and business operations.

- Despite our current levels of debt, we may still incur substantially more debt, including secured debt, and similar liabilities, which would increase the risks described in these risk factors relating to indebtedness.

- If we are unable to continue to access or renew financing sources and obtain capital, our ability to maintain and grow our business may be impaired.

- Our cash flows may not be sufficient to service our indebtedness, and if we are unable to satisfy our obligations under our indebtedness, we may be required to seek other financing alternatives, which may not be successful.

- Borrowings under our senior secured credit facilities bear interest at a variable rate which subjects us to interest rate risk, which could cause our debt service obligations or other costs of capital under our senior secured credit facilities to increase significantly.

- The terms governing our trade receivables facility, including the length of term, financial and other covenants, and obligations to remit collections on the sold receivables could restrict or otherwise limit our financial and business operations.

- Certain changes in control may result in an acceleration of our indebtedness or our obligations under other financing arrangements, or may require us to repurchase our senior unsecured notes or our Series A Convertible Preferred Stock.

- A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future capital costs and reduce our access to capital.

- Our pension liabilities could adversely affect our liquidity and financial condition.

- We may be required to write down the value of certain significant assets, which would adversely affect our operating results.

Risks Associated with Law & Compliance

- Failure to protect intellectual property, and issues related to third party intellectual property can have an adverse effect.

- Changes to our tax rates and additional income tax liabilities could impact profitability.

- We face uncertainties with regard to regulations, lawsuits and other related matters.

- Changes to cryptocurrency regulations could impact profitability.

Risks Associated with our Governance

- The issuance of shares of our Series A Convertible Preferred Stock reduces the relative voting power of holders of our common stock, and the conversion and sale of those shares would dilute the ownership of such holders and may adversely affect the market price of our common stock.

- Our Series A Convertible Preferred Stock has rights, preferences and privileges that are not held by, and are preferential to, the rights of our common stockholders, which could adversely affect our liquidity and financial condition, and may result in the interests of the holders of our Series A Convertible Preferred Stock differing from those of our common stockholders.

- We could be subject to actions or proposals from stockholders that do not align with our business strategies or the interests of our other stockholders.

STRATEGY AND TECHNOLOGY

If we are unsuccessful in transforming our business model, our operating results could be negatively impacted. In recent years, we have shifted our business model to become a software- and services-led enterprise provider, focusing on increased software and services revenue, as well as recurring revenue, to enable NCR to become an as-a-Service company. Activating our strategy to create NCR-as-a-Service could negatively impact our revenue and margin as we shift toward increasing recurring revenue. Additionally, this strategy includes the shift away from perpetual license-based products that yield revenue recognized at an earlier point in time to a term license model, that includes a termination for convenience which could also have a negative impact on our revenue and margin. We expect to continue to spend and may increase our capital expenditures to support our shift to NCR-as-a-Service with the focus on our strategic growth platforms, which are the offerings with the highest growth potential to accelerate the shift. Our success depends on the return on investment generated from the capital expenditures and our ability to continue to execute these strategies, while improving the Company's cost structure. Successful execution of our strategy and the businesses associated with the strategic growth platforms depends on a number of different factors including, among others, developing, deploying and supporting the next generation of digital first software and cloud solutions for the industries we serve; market acceptance of our new and existing software and cloud solutions; successfully expanding the payment processing market; enabling our sales force to use a consultative selling model that better incorporates our comprehensive and new solutions; transforming our services performance, capabilities and coverage to improve efficiency, incorporate remote diagnostic and other technologies and align with and support our new solutions; managing professional services and other costs associated with large solution roll-outs; integrating, and developing and supporting software gained through acquisitions. In addition, we continue to pursue initiatives to expand our customer base by increasing our use of indirect sales channels, and by developing, marketing and selling solutions aimed at the small- to medium-business market. It is not yet certain whether these initiatives will yield the anticipated benefits, or whether our solutions will be compelling and attractive to small- and medium-sized businesses. If we are not successful in growing software and services and expanding our customer base at the rate that we anticipate, implementing and managing these various initiatives and minimizing any resulting loss in productivity, or if the costs to complete these initiatives is higher than anticipated, we may not meet our growth and gross margin projections or expectations, and operating results could be negatively impacted.

If we do not swiftly and successfully develop and introduce new solutions in the competitive, rapidly changing environment in which we do business, our business results may be impacted. The development process for our solutions requires high levels of innovation from our product development teams and suppliers of the components embedded or incorporated in our solutions. We expect to continue to spend and may increase our capital expenditures and allocate these expenditures primarily to our strategic growth platforms. In addition, certain of our solutions, including our cloud solutions, may require us to build, lease or expand, and maintain, infrastructure (such as hosting centers) to support them. The development process can be lengthy and costly, and requires us to commit a significant amount of resources to bring our business solutions to market. In addition, our success may be impacted by safety and security technology and industry standards. We may not be able to anticipate our customers' needs and technological and industry trends accurately, or to complete development of new solutions efficiently. In addition, contract terms, market conditions or customer preferences may affect our ability to limit, sunset or end-of-life our older products in a timely or cost-effective fashion. If any of these risks materialize, we may be unable to introduce new solutions into the market on a timely basis, if at all, and our business and operating results could be impacted. Likewise, we sometimes make assurances to customers regarding the operability and specifications of new technologies, and our results could be impacted if we are unable to deliver such technologies, or if such technologies do not perform as planned. Once we have developed new solutions, if we cannot successfully market and sell those solutions, our business and operating results could be negatively impacted.

If we do not compete effectively within the technology industry, we will not be successful. We operate in the intensely competitive technology industry. This industry is characterized by rapidly changing technology, disruptive technological innovation, evolving industry standards, frequent new product introductions, price and cost reductions, and increasingly greater commoditization of products making differentiation difficult. Our competitors include other large companies in the information technology industry, such as Fidelity National Information Services Inc., Fiserv, Inc., Temenos AG, Infosys Ltd., Alkami Technology, Inc., HP Inc., Diebold Nixdorf, Inc., Hyosung TNS Inc., Toshiba Tec Corporation, Oracle Corporation, Fujitsu Limited, Q2 Holdings, Inc. and ACI Worldwide, Inc., many of which have more financial and technical resources, or more widespread distribution and market penetration for their platforms and service offerings, than we do. We also compete with companies in specific industry segments, such as entry-level ATMs, POS solutions and imaging solutions. In addition, as consumers and customers in the banking, retail and hospitality industry adopt new alternative technologies such as cashless and other streamlined payment services and automated shopping solutions, we may face competition from other technology companies.

Our future competitive performance and market position depend on a number of factors, including our ability to:

- execute our NCR-as-a-Service strategy to grow our software and services revenue, as well as our recurring revenue;

- improve margin expansion while successfully reacting to competitive product and pricing pressures;

- mitigate increases in labor costs, component parts, freight, services and interest rates with price increases;

- penetrate and meet the changing competitive requirements and deliverables in developing and emerging markets;

- retain our existing key customers and add new customer relationships;

- cross-sell additional products and services to our existing customer base;

- rapidly and continually design, develop and market, or otherwise maintain and introduce innovative solutions and related products and services for our customers that are competitive in the marketplace;

- react on a timely basis to shifts in market demands and technological innovations, including shifts toward the desire of banks and retailers to provide digital-first experience to their customers and the use of mobile devices in transactions and payments;

- reduce costs without creating operating inefficiencies or impairing product or service quality;

- maintain competitive operating margins;

- improve product and service delivery quality; and

- effectively market and sell all of our diverse solutions.

Our business and operating performance also could be impacted by external competitive pressures, such as consolidation, increasing price erosion and the entry of new competitors and technologies into our existing product and geographic markets. In addition, our customers sometimes finance our product sales through third-party financing companies, and in the case of customer default, these financing companies may be forced to resell this equipment at discounted prices, competing with us and impacting our ability to sell incremental units. The impact of these product and pricing pressures could include lower customer satisfaction, decreased demand for our solutions, loss of market share and reduction of operating profits.

If we do not successfully integrate acquisitions or effectively manage alliance activities, we may not drive future growth. As part of our overall solutions strategy, we have made, and intend to continue to make, investments in companies, solutions, services and technologies, either through acquisitions, investments, joint ventures or strategic alliances. These activities allow us to further our company strategy and provide us access to new technology or solutions that expand our offerings. Acquisitions and alliance activities inherently involve risks. The risks we may encounter include those associated with:

- disruption to our business and the continued successful execution of our company strategy, goals and responsibilities, including but not limited to the Company's non-GAAP EPS growth, including mix shift to software and services, increase in recurring revenue and free cash flow, as well as the NCR-as-a-Service model, while managing significant transactions;

- increased capital and research and development expenses and resource allocation;

- assimilation and integration of different business operations, corporate cultures, personnel, infrastructures (such as data centers) and technologies or solutions acquired or licensed, while maintaining quality, and designing and implementing appropriate risk management measures;

- retention of key employees and talent associated with the acquired or combined business;

- the incurrence of significant transaction fees and costs;

- the potential for unknown liabilities within the acquired or combined business that we may not become aware of until after the completion of the acquisition; and

- the possibility of conflict with joint venture or alliance partners regarding strategic direction, prioritization of objectives and goals, governance matters or operations.

There is risk that the integration, new technology or solutions, including, but not limited to expanded payment processing and entry into ATM-as-a-Service, may not perform as anticipated, may take longer than anticipated and may not meet estimated growth projections or expectations, or investment recipients may not successfully execute their business plans. Further, we may not achieve the projected efficiencies and synergies once we have integrated the business into our operations, which may lead to the impairment or write down of assets, and other additional costs not anticipated at the time of acquisition. In the event that these risks materialize, we may not be able to fully realize the benefit of our investments, and our operating results could be adversely affected.

Our multinational operations, including in new and emerging markets, expose us to business and legal risks. For the years ended December 31, 2022 and 2021, the percentage of our revenue from outside of the United States was 45% and 49%, respectively, and we expect our percentage of revenue generated outside the United States to continue to be significant. In addition, we continue to seek to further penetrate existing international markets, and to identify opportunities to enter into or expand our presence in developing and emerging markets. While we believe that our geographic diversity may help to mitigate some risks associated with geographic concentrations of operations, our ability to sell our solutions and manufacture internationally, including in new and emerging markets, is subject to risks, which include, among others:

- the impact of ongoing and future economic and credit conditions on the stability of national and regional economies and industries within those economies;

- political conditions and local regulations that could adversely affect demand for our solutions, our ability to access funds and resources, or our ability to sell products in these markets;

- the impact of a downturn in the global economy, or in regional economies, on demand for our products;

- competitive labor markets and increasing wages in markets that we operate in;

- currency exchange rate fluctuations that could result in lower demand for our products as well as generate currency translation losses;

- limited availability of local currencies to pay vendors, employees and third parties and to distribute funds outside of the country;

- changes to global or regional trade agreements that could limit our ability to sell products in these markets;

- the imposition of import or export tariffs, taxes, trade policies or import and export controls that could increase the expense of, or limit demand for our products;

- changes to and compliance with a variety of laws and regulations that may increase our cost of doing business or otherwise prevent us from effectively competing internationally;

- government uncertainty or limitations on the ability to enforce legal rights and remedies, including as a result of new, or changes to, laws and regulations;

- reduced protection for intellectual property rights in certain countries;

- implementing and managing systems, procedures and controls to monitor our operations in foreign markets;

- changing competitive requirements and deliverables in developing and emerging markets;

- longer collection cycles and the financial viability and reliability of contracting partners and customers;

- managing a geographically dispersed workforce, work stoppages and other labor conditions or issues;

- disruptions in transportation and shipping infrastructure; and

- the impact of natural disasters, catastrophic events, civil unrest, war and terrorist activity on supply chains, the economy or markets in general, or on our ability, or that of our suppliers, to meet commitments.

In addition, as a result of our revenue generated outside of the United States, the amount of cash and cash equivalents that is held by our foreign subsidiaries continues to be significant. After the Tax Cuts and Jobs Act of 2017, in general we will not be subject to additional United States taxes if cash and cash equivalents and short-term investments held outside the United States are distributed to the United States in the form of dividends or otherwise. However, we may be subject to foreign withholding taxes, which could be significant.

The planned separation of NCR into two independent, publicly traded companies—one focused on digital commerce, the other on ATMs, is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time, expense, and resources, which could disrupt or adversely affect our business.

On September 15, 2022, NCR announced a plan to separate into two independent, publicly traded companies—one focused on digital commerce, the other on ATMs. The current target is to complete the separation by the end of 2023. We cannot assure that the transactions will be completed on the anticipated timeline or at all or that the terms of the separations will not change. The transactions will follow the satisfaction of customary conditions, including effectiveness of appropriate filings with the U.S. Securities and Exchange Commission, and the completion of audited financial statements. The failure to satisfy any of the required conditions could delay the completion of the separation for a significant period of time or prevent it from occurring at all.

The ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms, or at all (including not having a credit rating and not having access to the capital markets for any newly formed entity that houses the digital commerce or ATM business); risks associated with third party contracts containing consent and/or other provisions that may be triggered by the planned separation and; unanticipated developments, including changes in the competitive conditions of our markets, delays in obtaining various tax opinions or rulings, negotiating challenges, the uncertainty of the financial markets, changes in the law, requests or requirements of governmental authorities related to existing liabilities and challenges in executing the separation of the two businesses, could delay or prevent the completion of the planned separation, or cause the planned separation to occur on terms or conditions that are different or less favorable than initially expected. Any changes to the planned separation or delay in completing the planned separation could cause us not to realize some or all of the expected benefits, or realize them on a different timeline than initially expected. Further, our Board of Directors could decide, either because of a failure of conditions or because of market or other factors, to revise or abandon the planned separation.

Whether or not we complete the planned separation, our ongoing business may be adversely affected and we may be subject to certain risks and consequences as a result of pursuing the planned separation, including the following:

- We have incurred expenses in connection with the planned separation, and expect that the process of completing the planned separation will be time-consuming and involve significant additional costs and expenses, which may not yield a discernible benefit if the planned separation is not completed.

- Executing the planned separation will require significant time and attention from our senior management and employees, which may divert management's attention from operating and growing our business and could adversely affect our business, financial results, and results of operations. Our employees may also be distracted due to uncertainty about their future roles with the separate companies.

- We may also experience increased difficulties in attracting, retaining, and motivating employees during the pendency, and following completion, of the transactions, which could harm our businesses.

- If the planned separation is not completed, we will still be required to pay certain costs and expenses incurred in connection therewith, such as legal, accounting, and other professional fees.

- Some of our customers or suppliers may delay or defer decisions or may end their relationships with us.

- We may experience negative reactions from the financial markets if we fail to complete the planned separation or fail to complete it on a timely basis.

- The announcement of the planned separation may cause some investors to sell our shares, creating greater volatility in the trading price of our shares and potentially causing market prices to decline.

- We may experience the inability to access or reduced access to the capital markets or increased cost of borrowing.

Any of the above factors could cause the separation (or the failure to execute the separation) to have a material adverse effect on our business, financial condition, results of operations, and the trading price of our common stock.

The planned separation may not achieve the anticipated benefits and will expose us to new risks as the digital commerce company and the ATM company will have different financial profiles and each will be a smaller, less diversified company than NCR as it exists today. We may not realize the anticipated strategic, financial, operational, or other benefits from the planned separation. We cannot predict with certainty when the benefits expected from the planned separation will occur or the extent to which they will be achieved, or that the costs or dis-synergies of the transaction will not exceed the anticipated amounts. The planned separation will result in the digital commerce company and the ATM company being smaller, less diversified companies with more limited businesses concentrated in their respective industries than NCR as a whole. As a result, each company may be more vulnerable to changing market conditions, which could have a material adverse effect on its business, financial condition and results of operations. In addition, the diversification of revenues, costs, and cash flows will diminish, such that each company's results of operations, cash flows, working capital, effective tax rate, and financing requirements may be subject to increased volatility and its ability to fund capital expenditures and investments, pay dividends and service debt may be diminished. The announcement and/or completion of the planned separation may cause uncertainty for or disruptions with our customers, partners, suppliers, and employees, which may negatively impact these relationships or our operations. In addition, we will incur one-time costs and ongoing costs in connection with, or as a result of, the planned separation, including costs of operating as independent, publicly-traded companies that the two companies will no longer be able to share. Those costs may exceed our estimates or could negate some of the benefits we expect to realize. If we do not realize the intended benefits or if our costs exceed our estimates, we or the business that is spun off could suffer a material adverse effect on the business, financial condition, results of operations, and trading price of us or the separated business.

If the planned separation is completed, the trading price of our common stock may decline and may experience greater volatility. Upon completion of the planned separation, the value of the separated business will trade separately and because the trading price of NCR shares will no longer reflect the separated business, such trading price may be lower than immediately prior to the separation. In addition, until the market has fully analyzed our value without the separated business, the price of our shares may experience greater volatility. If the planned separation is completed, our shares may not match some holders' investment strategies or meet minimum criteria for inclusion in stock market indices or portfolios, which could cause certain investors to sell their shares, which could lead to declines in the trading price of our common stock. Further, there can be no assurance that the combined value of the shares of the digital commerce company and the ATM company following the separation will be equal to or greater than what the value of our common stock would have been had the planned separation not occurred.

BUSINESS OPERATIONS

Our business may be negatively affected by domestic and global economic and credit conditions. Our business is sensitive to the strength of domestic and global economic and credit conditions, particularly as they affect, either directly or indirectly, the financial, retail and hospitality sectors of the economy. Economic and credit conditions are influenced by a number of factors, including political conditions, consumer confidence, unemployment levels, interest rates, tax rates, commodity prices and government actions to stimulate economic growth. The imposition or threat of protectionist trade policies or import or export tariffs, global and regional market conditions and spending trends in the financial, retail and hospitality industries, new tax legislation across multiple jurisdictions, modified or new global or regional trade agreements, uncertainty over further potential changes in Eurozone participation and fluctuations in oil and commodity prices, among other things, have created a challenging and unpredictable environment in which to market the products and services of our various businesses across our different geographies and industries. A negative or unpredictable economic climate could create uncertainty or financial pressures that impact the ability or willingness of our customers to make capital expenditures, thereby affecting their decision to purchase or roll out our products or services or, especially with respect to smaller customers, to pay accounts receivable owed to NCR. Additionally, if customers respond to a negative or unpredictable economic climate by consolidation, it could reduce our base of potential customers. Negative or unpredictable global economic conditions also may have an adverse effect on our customers' ability to obtain financing for the purchase of our products and services from third party financing companies or on the number of payment processing transactions which could negatively impact our operating results.

We are subject to certain significant risks and uncertainties from the payments-related business and industry. As a part of our overall strategy related to our payments-related business we may be subject to the following risks:

The proliferation of payment options and increasingly frictionless methods of payment other than cash, including credit cards, debit cards, stored-value debit cards, contactless, and mobile payments options, could result in a reduced need for cash in the marketplace and a resulting decline in the usage of our ATMs. The continued growth in electronic payment methods, such as mobile phone payments, contactless payments and card only self-service order and payment terminals could result in a reduced need for cash in the marketplace and ultimately, a decline in the usage of ATMs. Payment technologies, such as Venmo, Zelle, Square Cash, Facebook Messenger Payments and virtual currencies such as Bitcoin, or other new payment method preferences by consumers could reduce the general population's need or demand for cash and negatively impact our ATM transaction volumes in the future.

NCR derives a significant portion of its revenues from ATM and financial services transaction fees, which could be reduced by a decline in the usage of ATMs, the ability to charge cardholders fees to use ATMs and the level of transaction fees received, or a decline in the number of ATMs that are operated by us, whether as a result of changes in consumer spending preferences, global economic conditions, or otherwise. Additionally, should banks or other ATM operators decrease or eliminate the fees they charge to users of their ATMs or otherwise offer free access to their networks, such action would make transactions at our ATMs comparatively more expensive to consumers and could adversely impact transaction volumes and revenue.

The majority of the electronic debit networks over which transactions are conducted require sponsorship by a bank, and the loss of any sponsors and/or the inability to find a replacement may cause disruptions to our operations. In each of the geographic markets, bank sponsorship is required in order to process transactions over certain networks. In all of the markets we serve, ATMs are connected to financial transaction switching networks operated by organizations such as Visa and MasterCard. The rules governing these switching networks require any company sending transactions through these networks to be a bank or a technical service processor that is approved and monitored by a bank. As a result, the operation of the ATM network in all of the markets we serve depends on the ability to secure these "sponsor" arrangements with financial institutions.

Interchange fees may be lowered in some cases at the discretion of the various EFT networks through which transactions are routed, or through potential regulatory changes, thus reducing future revenues and operating profits. Future changes in interchange rates, some of which we have minimal or no control over, could have an adverse impact on our operations and cash flows.

Non-compliance with established EFT network rules and regulations could expose NCR to fines, penalties or other liabilities and could negatively impact results of operations. Additionally, new EFT network rules and regulations could require significant amounts of capital to remain in compliance with such rules and regulations. Transactions are routed over various EFT networks to obtain authorization for cash disbursements and to provide account balances. These networks primarily include Star, Pulse, NYCE, Cirrus (MasterCard), and Plus (Visa) in the United States, and LINK in the United Kingdom, among other networks. EFT networks set the interchange fees that they charge to the financial institutions, as well as the amounts paid to NCR. Additionally, EFT networks, including MasterCard and Visa, establish rules and regulations that ATM providers must comply with in order for member cardholders to use those ATMs. Failure to comply with such rules and regulations could result in penalties and/or fines, which could negatively impact our financial results.

There is a significant amount of vault cash within our ATMs, which is subject to potential loss due to theft, civil unrest or other events, including natural disasters. Third parties are also relied upon in the various regions to provide NCR with the cash required to operate many of the ATMs. If these third parties were unable or unwilling to provide the necessary cash to operate the ATMs, there would be a need to identify alternative sources of cash to operate the ATMs or we would not be able to operate this business.

The election by our merchant customers not to participate in the surcharge-free network offerings could impact the effectiveness of those offerings, which would negatively impact our financial results. Financial institutions that are members of the Allpoint network pay a fee in exchange for allowing their cardholders to use selected NCR-owned, managed and/or participating ATMs on a surcharge-free basis. The success of the Allpoint network is dependent upon the participation by our merchant customers in that network. In the event a significant number of our merchants elect not to participate in the Allpoint network, the benefits and effectiveness of the network would be diminished, thus potentially causing some of the participating financial institutions to not renew their agreements, terminate early, and/or trigger financial penalties, thereby having a negative impact on our financial results.

The cash-in-transit business exposes NCR to additional risks beyond those experienced from the ownership and operation of ATMs. The cash-in-transit operation in the United Kingdom delivers cash to and collects residual cash from ATMs in that market. The cash-in-transit business exposes NCR to significant risks, including the potential for cash-in-transit losses, employee theft, as well as claims for personal injury, wrongful death, worker's compensation, punitive damages, and general liability,

Errors or omissions in the settlement of merchant funds or in the vault cash reconciliations could damage relationships with customers and vault cash providers, respectively, and expose NCR to liability. NCR is responsible for maintaining accurate bank account information for certain merchant customers, financial institution customers and vault cash providers and accurate settlements of funds into these accounts based on the underlying transaction activity

NCR businesses that are customer-facing expose the Company to additional compliance risks because we may be subject to certain consumer protection requirements such as oversight by the Consumer Financial Protection Bureau (CFPB) and Federal Trade Commission (FTC) and similar state or foreign agencies in the jurisdictions where they operate. The Company will also be exposed to additional compliance risks in scope and geography as our payments-related offers expand into new markets, each with their own consumer protection requirements. In addition, the customer-facing nature of our payments-related business subjects the Company to increased risks of disputes with consumers, including litigation and class action litigation, and significant costs to address such matters. The volatility of cryptocurrency markets and the level of consumer understanding of cryptocurrencies may cause this risk to be greater than in more traditional customer-facing businesses. The Company also faces additional risks related to uncertainty in potential future regulation and legal oversight of markets and businesses engaged in products and services relating to blockchain technology, virtual currencies or cryptocurrencies.

Disruptions in our data center hosting and public cloud facilities could adversely affect our business. Our software products are increasingly being offered and provided on a cloud or other hosted basis through data centers operated by the Company or third parties in the United States and other countries. In addition, certain applications and data that we use in our services offerings and our operations may be hosted or stored at such facilities. These facilities may be vulnerable to natural disasters, including those exacerbated by the effects of climate change, telecommunications failures and similar events, or to intentional acts of misconduct, such as security breaches or interference (including by disgruntled employees, former employees or contractors). The occurrence of these events or acts, or any other unanticipated problems, at these facilities could result in damage to or the unavailability of these cloud hosting facilities. Such damage or unavailability could, despite existing disaster recovery and business continuity arrangements, interrupt the availability of our cloud offerings for our customers. We have experienced such interruptions and damage or unavailability could interrupt the availability of applications or data necessary to provide services or conduct critical operations. Interruptions in the availability of our cloud offerings or our ability to service our customers could result in the failure to meet contracted up-time or service levels, which could cause us to issue credits or pay penalties or cause customers to terminate or not renew subscriptions. Interruptions could also expose us to liability claims, negative publicity and the need to engage in costly remediation efforts, any of which could impact our business and reduce our revenue.

If we do not retain key employees, or attract quality new and replacement employees, we may not be able to meet our business objectives. Our employees are vital to our success, including the successful transformation of the Company into a software- and services-led business. Therefore, our ability to retain our key business leaders and our highly skilled software development, technical, sales, consulting and other key personnel, including key personnel of acquired businesses, is critical. Maintaining an inclusive culture and work environment is an important factor in attracting employees and retention. The market for highly skilled workers and leaders in our industry is extremely competitive, and we may need to invest significant amounts of cash and equity to attract and retain new employees. We may never realize returns on these investments. Key employees may decide to leave NCR for other opportunities or may be unavailable for health or other reasons. Changes of key business leaders could be disruptive to our business or delay the execution of our strategy, and as a result could cause fluctuation in our stock price. In addition, as our business model evolves, we may need to attract employees with different skill sets, experience and attributes to support that evolution. If we are unable to retain our key personnel, or we are unable to attract highly qualified new and replacement employees by offering competitive compensation, secure work environments, and leadership opportunities now and in the future, our business and operating results could be negatively impacted.

Defects, errors, installation difficulties or development delays could expose us to potential liability, harm our reputation and negatively impact our business. Many of our products are sophisticated and complex, and may incorporate third-party hardware and software. Despite testing and quality control, we cannot be certain that defects or errors will not be found in our products. If our products contain undetected defects or errors, or otherwise fail to meet our customers' expectations, we could face the loss of customers, liability exposure and additional development costs. If defects or errors delay product installation or make it more difficult, we could experience delays in customer acceptance, or if our products require significant amounts of customer support, it could result in incremental costs to us. In addition, our customers who license and deploy our software may do so in both standard and non-standard configurations in different environments with different computer platforms, system management software and equipment and networking configurations, which may increase the likelihood of technical difficulties. Our products may be integrated with other components or software, and, in the event that there are defects or errors, it may be difficult to determine the origin of such defects or errors. Additionally, damage to, or failure or unavailability of, any significant aspect of our cloud hosting facilities could interrupt the availability of our cloud offerings, which could cause disruption for our customers, and, in turn, their customers, and expose us to liability. If any of these risks materialize, they could result in additional costs and expenses, exposure to liability claims, diversion of technical and other resources to engage in remediation efforts, loss of customers or negative publicity, each of which could negatively impact our business and operating results.

If third party suppliers upon which we rely are not able to fulfill our needs, our ability to timely bring our products to market could be affected. There are a number of vendors providing the services and producing the parts and components that we utilize in or in connection with our products. However, there are some services and components that are licensed or purchased from single sources due to price, quality, technology, functionality or other reasons. For example, we depend on transaction processing services from Accenture, computer chips and microprocessors from Intel and operating systems from Microsoft. Certain parts and components used in the manufacturing of our ATMs and the delivery of many of our retail solutions are also supplied by single sources. In addition, there are a number of key suppliers for our businesses that provide us with critical products for our solutions. If we were unable to secure the necessary services or maintain current demand, including contract manufacturing, parts, software, components or products from a particular vendor, and we had to find an alternative supplier, our new and existing product shipments and solution deliveries, or the provision of contracted services, could be delayed, impacting our business and operating results.

We have, from time to time, formed alliances with third parties that have complementary products, software, services and skills. These alliances represent many different types of relationships, such as outsourcing arrangements to manufacture hardware and subcontract agreements with third parties to perform services and provide products and software to our customers in connection with our solutions. For example, we rely on third parties for cash replenishment services for our ATM products. These alliances introduce risks that we cannot control, such as nonperformance by third parties and difficulties with or delays in integrating elements provided by third parties into our solutions. Lack of information technology infrastructure, shortages in business capitalization, and manual processes and data integrity issues, particularly with smaller suppliers can also create product time delays, inventory and invoicing problems, and staging delays, as well as other operating issues. The failure of third parties to provide high-quality products or services that conform to required specifications or contractual arrangements could impair the delivery of our solutions on a timely basis, create exposure for non-compliance with our contractual commitments to our customers and impact our business and operating results. Also, some of these third parties have access to confidential NCR and customer data, personal data, and sensitive data, the integrity and security of which are of significant importance to the Company.

A major natural disaster or catastrophic event could have a materially adverse effect on our business, financial condition and results of operations, or have other adverse consequences. Our business, financial condition, results of operations, access to capital markets and borrowing costs may be adversely affected by a major natural disaster or catastrophic event, including civil unrest, geopolitical instability, war, terrorist attack, pandemics or other (actual or threatened) public health emergencies such as the COVID-19 outbreak, or other events beyond our control, and measures taken in response thereto.

The COVID-19 outbreak, including emerging variants of COVID-19, created, and such other events may create, significant volatility and uncertainty and economic and financial market disruption. Governmental authorities have implemented numerous measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, quarantines, shelter in place orders and shutdowns. While we have implemented programs to mitigate the impact of these measures on our results of operations, there can be no assurance that these programs will be successful. There is significant uncertainty regarding such measures and potential future measures.

Our Company and many of our suppliers have faced challenges with workforce safety and availability, labor and wage inflation, a changing workforce, and component availability and supply cost escalations, including materials, labor and freight. Our ability to maintain a safe and cost-effective workforce and supply chain as COVID-19 and its impacts evolve may continue to adversely affect our Company and our suppliers and distributors.

Our manufacturing and distribution facilities are located in areas that have been affected by the pandemic and we have taken measures to try to contain it. Restrictions on our access to our manufacturing facilities or on our support operations or workforce, or similar limitations for our distributors and suppliers, could limit customer demand and/or our capacity to meet customer demand.

The continued spread of COVID-19 could cause delay, or limit the ability of, customers to continue to operate and perform, including in making timely payments to us, or cause a decrease in customer demand or a slowdown in customer expansion. Local governmental restrictions and public perceptions of the risks associated with the COVID-19 pandemic have caused, and may continue to cause, consumers to avoid or limit gatherings in public places or social interactions, which have and could continue to adversely impact the businesses of our customers in the banking, retail and hospitality industries we serve due to physical store closures, the willingness of our customers to make capital expenditures or pay accounts receivable, the ability of our customers to obtain financing for the purchase of our solutions, or the amount of disposable income available to consumers, which may adversely impact the businesses of our customers.

The COVID-19 outbreak may have long-term effects on the nature of the office environment and remote working, which may present operational and workplace culture challenges that may adversely affect our business. Additional future impacts on the Company may include material adverse effects on demand for the Company's products and services, the Company's supply chain and sales and distribution channels, the Company's ability to execute its strategic plans, and the Company's profitability and cost structure.

To the extent the COVID-19 pandemic adversely affects the Company's business, results of operations, financial condition and stock price, it may also have the effect of heightening many of the other risks described in this Part I, Item 1A of this Form 10-K.

Our historical and ongoing manufacturing activities subject us to environmental exposures. Our facilities and operations are subject to a wide range of environmental protection laws, and we have investigatory and remedial activities underway at a number of facilities that we currently own or operate, or formerly owned or operated, to comply, or to determine compliance, with such laws. In addition, our products are subject to environmental laws in a number of jurisdictions. Given the uncertainties inherent in such activities, there can be no assurances that the costs required to comply with applicable environmental laws will not impact future operating results. We have also been identified as a potentially responsible party in connection with certain environmental matters, including the Kalamazoo River matter, as further described in Note 10, "Commitments and Contingencies", of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report; in "Government Regulations" within Item 1 of Part I of this Report; and in "Environmental and Legal Contingencies" within the "Critical Accounting Estimates" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of Part II of this Report, and we incorporate such disclosures by reference and make them a part of this discussion of risk factors.

Climate change could negatively impact our business long-term. Global climate change may have an increasingly adverse impact on NCR's business continuity and our ability to keep our employees safe and provide for our customers. NCR considers potential risks related to weather as part of its operations strategy and has business continuity and disaster recovery plans in place. However, they may not adequately protect us from serious disasters and adverse impacts. In addition, climate change events could have an impact on critical infrastructure in the United States and internationally, which has the potential to disrupt our business, our third-party suppliers, or the business of our customers and partners. They may also cause us to experience higher losses, attrition and additional costs to maintain or resume operations.

We have operations all over the world and our sites in California, Texas, Florida, and India are particularly vulnerable to climate change effects. The west coast of the United States has recently experienced historic wildfires; a winter storm in Texas led to massive power outages; and multiple hurricanes formed over the gulf coast as well as a typhoon in the Philippines—all of which caused significant destruction to the affected regions. We anticipate that similar weather events will continue to bring significant annual destruction in vulnerable areas. In India, extreme temperatures and increased cyclones' frequency could interrupt our business continuity arrangements. The long-term effects of climate change could have significant repercussions for the global economy and cause significant financial and physical damages.

Data protection, cybersecurity and data privacy issues could negatively impact our business. Our products and services, including our cloud and hosted solutions as well as our payments and networking solutions, facilitate financial and other transactions for the customers in the industries we serve. As a result, we collect, use, transmit and store certain of the transaction, cryptocurrency, private keys, and personal data of our customers and end-users. We also have access to transaction and personal data of our customers and their customers through or in the course of servicing our products or third-party products. Additionally, we collect, use and store personal data of our employees and the personnel of our business partners, such as resellers, suppliers and contractors, in the ordinary course of business. While we have programs and measures in place designed to protect and safeguard this data, and while we have implemented access controls designed to limit the risk of unauthorized use or disclosure by employees and contractors, the techniques used to obtain unauthorized access to this data are complex and changing, as are the underlying objectives of the attacker, like targeted business disruption, financial impact, intellectual property theft, political motives, or sophisticated nation-state sponsored and organized cyber-criminal activity, and may be difficult to detect for long periods of time. An attack, disruption, intrusion, denial of service, theft or other breach, or an inadvertent act by an employee or contractor, could result in unauthorized access to, or disclosure of, this data, resulting in claims, costs and reputational harm that could negatively affect our operating results. We may also detect, or may receive notice from third parties (including governmental agencies) regarding potential vulnerabilities in our information technology systems, our products, or third-party products used in conjunction with our products or our business. In the course of our business activities, NCR contracts with numerous suppliers, vendors and resellers who may experience a cybersecurity, data protection or privacy issue that could negatively affect our operating results. Even if these potential vulnerabilities do not result in a data breach, their existence can adversely affect marketplace confidence and reputation. To the extent such vulnerabilities require remediation, such remedial measures could require significant resources and may not be implemented before such vulnerabilities are exploited. As the landscape evolves, we may also find it necessary to make significant further investments to protect information and infrastructure.

Like most companies, NCR is regularly the subject of attempted cyberattacks, which may involve personal data. To date, the Company is not aware of any that have caused adverse consequences material to the Company. Most such attacks are detected and prevented by the Company's various information technology and data protections, including but not limited to firewalls, intrusion prevention systems, denial of service detection, anomaly based detection, anti-virus/anti-malware, endpoint encryption and detection and response software, Security Information and Event Management ("SIEM") system, identity management technology, security analytics, multi-factor authentication and encryption. There can be no assurance that our protections will always be successful.

The Company has established relationships with cybersecurity firms and internal cybersecurity experts, which it engages in connection with certain suspected incidents. The costs arising from those engagements, which depending on the incident may include both investigatory and remedial efforts, have not to date been material to the Company. The Company also regularly undergoes evaluation of its protections against incidents, including both self-assessments and expert third-party assessments, and it regularly enhances those protections, both in response to specific threats and as part of the Company's efforts to stay current with advances in cybersecurity defense. When the Company experiences a confirmed cybersecurity incident it generally performs root cause analyses and in appropriate instances will implement additional controls based on those analyses. In 2022, Company spending on cybersecurity efforts represented approximately 10% of its overall IT spend. There can be no assurance that the Company or its cybersecurity consultants will be able to prevent or remediate all future incidents or that the cost associated with responding to any such incident will not be significant.

The personal information and other data that we process and store also are subject to data security and data privacy obligations and laws of many jurisdictions, which are growing in complexity and sophistication as data becomes more enriched and technology and the global data protection landscape evolves. These laws may provide a private right of action for individuals alleging a breach of privacy rights, including for example the Illinois Biometric Information Privacy Act ("BIPA"). These laws may also conflict with one another, and many of them are subject to frequent modification and differing interpretations. The laws impose a significant compliance burden and include, for example, the European Union's ("EU") General Data Protection Regulation ("GDPR"), the California Consumer Privacy Act and the Brazilian General Data Protection Law. Complying with these evolving and varying standards could require significant expense and effort, and could require us to change our business practices or the functionality of our products and services in a manner adverse to our customers and our business. In addition, violations of these laws can result in significant fines, penalties, claims by regulators or other third-party lawsuits alleging significant damages, and damage to our brand and business. The GDPR, for example, includes fines of up to €20 million or up to 4% of the annual global revenues of the infringer for failure to comply, and grants corrective powers to supervisory authorities including the ability to impose a limit on processing of personal data. The laws also cover the transfer of personal, financial and business information, including transfers of employee information between us and our subsidiaries, across international borders. As another example, the Illinois BIPA provides aggrieved plaintiffs the ability to recover $1,000 for each unauthorized scan of biometric data, and $5,000 for each scan found to be in willful disregard of the statute.

FINANCE & ACCOUNTING

Our level of indebtedness could limit our financial and operating activities and adversely affect our ability to incur additional debt to fund future needs. At December 31, 2022, we had approximately $5.71 billion of total indebtedness outstanding. At December 31, 2022, we had approximately $748 million of secured revolving credit commitments undrawn and available for borrowing under our senior secured revolving credit facility. Our current level of indebtedness could:

- require us to dedicate a substantial portion of our cash flow to the payment of principal and interest, thereby reducing the funds available for operations and future business opportunities;

- make it more difficult for us to satisfy our obligations with respect to our outstanding debt, including obligations to repurchase our senior unsecured notes under our indentures following the occurrence of certain changes in control;

- limit our ability to borrow money or otherwise enter into financing arrangements that would provide us with additional capital if needed for other purposes, including working capital, capital expenditures, debt service requirements, acquisitions and general corporate purposes, on satisfactory terms or at all;

- limit our ability to adjust to changing economic, business and competitive conditions;

- place us at a competitive disadvantage with competitors who may have less indebtedness or greater access to financing or access to financing on preferential terms;

- make us more vulnerable to an increase in interest rates, a downturn in our operating performance or a decline in general economic, business and other conditions; and

- make us more susceptible to adverse changes in our credit ratings, which could impact our ability to obtain financing in the future and increase the cost of such financing.

If compliance with our obligations under our debt and other financing agreements materially limits our financial or operating activities, or hinders our ability to adapt to changing industry conditions, we may lose market share, our revenue may decline and our operating results may be negatively affected.

The terms of the documents governing our indebtedness include financial and other covenants that could restrict or limit our financial and business operations. Our credit agreement governing the senior secured facilities and the indentures for our senior unsecured notes include restrictive covenants that, subject to certain exceptions and qualifications, restrict or otherwise limit our ability and the ability of our subsidiaries to, among other things:

- incur additional indebtedness;

- create liens on, sell or otherwise dispose of, our assets;

- engage in certain fundamental corporate changes or changes to our business activities;

- make certain investments or material acquisitions;

- engage in sale-leaseback or hedging transactions;

- repurchase our common stock, pay dividends or make similar distributions on our capital stock;

- repay certain indebtedness;

- engage in certain affiliate transactions; and

- enter into agreements that restrict our ability to create liens, pay dividends or make loan repayments.

The senior secured credit agreement and the indentures for our senior unsecured notes also contain certain affirmative covenants, and the senior secured credit agreement requires us to comply with a leverage ratio that measures our debt relative to our Consolidated EBITDA (as defined in the senior secured credit agreement).

These covenants and restrictions could affect our ability to operate our business and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. Additionally, our ability to comply with these covenants may be affected by events beyond our control, including general economic and credit conditions and industry downturns.

If we fail to comply with these covenants and are unable to obtain a waiver or amendment from the applicable debtholders, an event of default would result under the applicable agreements and under other agreements containing related cross-default provisions.

- Upon an event of default under the senior secured credit agreement, the administrative agent or the required lenders could, among other things, declare outstanding amounts due and payable, refuse to lend additional amounts to us, or require us to deposit cash collateral in respect of outstanding letters of credit. If we were unable to repay or pay the amounts due, the administrative agent or the lenders could, among other things, proceed against the collateral granted to them to secure such indebtedness, which includes certain of our domestic assets and the equity interests of certain of our domestic and foreign subsidiaries.

- Upon an event of default under the indentures for our senior unsecured notes, the related trustee or the holders of our senior unsecured notes could declare all outstanding amounts immediately due and payable.

Despite our current levels of debt, we may still incur substantially more debt, including secured debt, and similar liabilities, which would increase the risks described in these risk factors relating to indebtedness. Although the agreements governing our senior secured credit facilities and our senior unsecured notes include restrictions on our ability to incur additional debt, those agreements do not prohibit us from incurring additional debt or pursuing other financing arrangements. As a result, the amount of additional debt and other obligations that we could incur could be substantial. In addition, certain types of liabilities are not considered "Indebtedness" under our senior secured credit agreement or the indentures governing our senior unsecured notes, and our senior secured credit agreement and indentures do not impose any limitation on the amount of liabilities incurred by our subsidiaries, if any, that are designated as "unrestricted subsidiaries" under our senior secured credit agreement or indentures, as applicable. Accordingly, to the extent permitted under our senior secured credit agreement or indentures, we could incur significant additional debt, liabilities or similar obligations in the future, some of which could constitute secured debt (such as additional debt under our senior secured credit agreement). In addition, if we form or acquire any subsidiaries in the future, those subsidiaries also could incur debt or similar liabilities. If new debt or similar liabilities are added to our current debt levels, the related risks that we now face could increase.

We may, from time to time, seek to opportunistically refinance, amend, reprice and/or otherwise replace any of our debt, obtain additional debt financing or enter into other financing arrangements, reduce or extend our debt, lower our interest payments or the cost of capital available to us under certain types of financing arrangements, or otherwise seek to improve our financial position or the terms of our debt or other financing agreements. These actions may include open market debt repurchases, negotiated repurchases, or other repayments, redemptions or retirements of our debt or other financing arrangements. The amount of debt that may be borrowed or issued, refinanced, and/or repurchased, repaid, redeemed or otherwise retired, if any, will depend on market conditions, trading levels of our debt, our cash position, compliance with our debt covenants and other considerations. Any such actions could impact our financial condition or results of operations.

If we are unable to continue to access or renew financing sources and obtain capital, our ability to maintain and grow our business may be impaired. We use debt and other sources of financing to maintain and grow our business. There can be no assurance that we will be able to renew our senior secured credit facilities after their current maturity dates on acceptable terms, or at all, or that we will be able to obtain additional or replacement financing on acceptable terms or at all. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, our financial position, our results of operations, and the capacity for additional borrowing or other forms of financing under our existing financing arrangements. If our various financing alternatives were to become limited or unavailable, we may be unable to maintain or grow our business and our operations could be materially adversely affected.

Our cash flows may not be sufficient to service our indebtedness, and if we are unable to satisfy our obligations under our indebtedness, we may be required to seek other financing alternatives, which may not be successful. Our ability to make timely payments of principal and interest on our debt obligations depends on our ability to generate positive cash flows from operations, which is subject to general economic conditions, competitive pressures and certain financial, business and other factors, which may include factors beyond our control. If our cash flows and capital resources are insufficient to make these payments, we may be required to seek additional financing sources, reduce or delay capital expenditures, sell assets or operations or refinance our indebtedness. These actions could have an adverse effect on our business, financial condition and results of operations. In addition, we may not be able to take any of these actions, and, even if successful, these actions may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our outstanding indebtedness will depend on, among other things, the condition of the capital markets and our financial condition at such time. There can be no assurance that we will be able to restructure or refinance any of our indebtedness on commercially reasonable terms or at all. If we cannot make scheduled payments on our debt, we will be in default and the outstanding principal and interest on our debt could be declared to be due and payable, in which case we could be forced into bankruptcy or liquidation or required to substantially restructure or alter our business operations or debt obligations.

Borrowings under our senior secured credit facilities bear interest at a variable rate which subjects us to interest rate risk, which could cause our debt service obligations or other costs of capital under our senior secured credit facilities to increase significantly. All of our borrowings under our senior secured credit facilities are priced using variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on this variable rate indebtedness would increase even if the amount borrowed were to remain the same. Although we may enter into interest rate swaps or similar instruments to reduce interest rate volatility in connection with our variable rate financing arrangements, we cannot provide assurances that we will be able to do so or that such swaps or instruments will be effective.

The terms governing our trade receivables facility, including the length of term, financial and other covenants, and obligations to remit collections on the sold receivables could restrict or otherwise limit our financial and business operations. During 2021, we amended our trade receivables facility to allow, among other things, one of our wholly-owned, bankruptcy remote special purposes entities (an "SPE") to sell to PNC and other participating financial institutions an undivided ownership interest in a portion of the trade receivables owned by such SPE, in an amount not to exceed $300 million at any point in time. Our trade receivables facility has a term of two years and contains customary termination events, including termination events that are based on the performance of the pool of receivables, including the pool's satisfaction of certain financial tests relating to the three-month rolling average ratios of defaults, delinquencies, dilution and days' sales outstanding. If we fail to renew our trade receivable facility or a termination event occurs and we are unable to obtain a waiver or amendment from the applicable purchasers, we would be required to continue remitting collections to the purchasers until the facility was terminated, and we would no longer benefit from the liquidity provided to us by the ability to sell our receivables. Such a result could negatively impact the cash that we have available to use in our financial and business operations. A termination event under the trade receivables facility would also result in an event of default or a termination event under other agreements containing related cross-default provisions.

Certain changes in control may result in an acceleration of our indebtedness or our obligations under other financing arrangements, or may require us to repurchase our senior unsecured notes or our Series A Convertible Preferred Stock. Upon the occurrence of a change in control under the applicable indenture governing the applicable senior unsecured notes, holders of those notes may require us to repurchase their notes. On any date during the three months commencing on and immediately following March 16, 2024 and the three months commencing on and immediately following every third anniversary of such date, holders of our Series A Convertible Preferred Stock will have the right to require us to repurchase any or all of our outstanding Series A Convertible Preferred Stock. In addition, upon certain change of control events involving the Company, holders of Series A Convertible Preferred Stock can require us, subject to certain exceptions, to repurchase any or all of their Series A Convertible Preferred Stock.

It is possible that we would not have sufficient funds at the time that we are required to make any such purchase of notes or Series A Convertible Preferred Stock (or both). We cannot assure the holders of the senior unsecured notes and Series A Convertible Preferred Stock that we will have sufficient financial resources, or will be able to arrange financing, to pay the repurchase price in cash with respect to any such notes or Series A Convertible Preferred Stock that holders have requested to be repurchased upon a change in control or scheduled redemption. Our failure to repurchase the senior unsecured notes of a series when required would result in an event of default with respect to such notes which could, in turn, constitute a default under the terms of our other indebtedness, if any. If we are unable to repurchase all shares of Series A Convertible Preferred Stock that holders have requested to be purchased, then we are required to pay dividends on the shares not repurchased at a rate equal to 8.0% per annum, accruing daily from such date until the full purchase price, plus all accrued dividends, are paid in full in respect of such shares of Series A Convertible Preferred Stock.

In addition, a change in control (i) may constitute an event of default under our senior secured credit agreement that would permit the lenders to accelerate the maturity of the borrowings thereunder and/or terminate the commitments under the senior secured revolving credit facility, (ii) may constitute a termination event under our trade receivables facility that would permit the purchasers to declare the capital they have invested in our receivables to be due and owing and (iii) may require us to make a similar change in control offer to holders of our existing senior unsecured notes.

Certain important corporate events, such as leveraged recapitalization that would increase the level of our indebtedness, may not constitute a change in control under the indentures governing our unsecured notes or the terms of our Series A Convertible Preferred Stock.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future capital costs and reduce our access to capital. Any rating assigned to our debt could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing or capital from other financing arrangements.

Our pension liabilities could adversely affect our liquidity and financial condition. At December 31, 2022, our obligation for benefits under our pension plans was $2,165 million and our pension plan assets totaled $1,750 million, which resulted in an underfunded pension obligation of $415 million. While we rebalanced our United States and international plan assets in order to reduce volatility, made several discretionary contributions to our pension plans and have, from time to time, completed de-risking actions, including plan settlements, our remaining underfunded pension obligation continues to require ongoing cash contributions. Our underfunded pension obligation also may be affected by future transfers and settlements relating to our pension plans.

In addition, certain of the plan assets remain subject to financial market risk, and our actuarial and other assumptions underlying our expected future benefit payments, long-term expected rate of return and future funding expectations for our plans depend on, among other things, interest rate levels and trends and capital market expectations. Further volatility in the performance of financial markets, changes in any of these actuarial assumptions (including those described in our "Critical Accounting Estimates" section of the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of Part II of this Report) or changes in regulations regarding funding requirements could require material increases to our expected cash contributions to our pension plans in future years.

We may be required to write down the value of certain significant assets, which would adversely affect our operating results. We have a number of significant assets on our balance sheet as of December 31, 2022 and the value of these assets can be adversely impacted by factors related to our business and operating performance, as well as factors outside of our control. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Our deferred tax assets, net of valuation allowances, totaled approximately $751 million and $908 million at December 31, 2022 and 2021, respectively. We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. If we are unable to generate sufficient future taxable income, if there is a material change in the actual effective tax rates or if there is a change to the time period within which the underlying temporary differences become taxable or deductible, then we could be required to increase our valuation allowance against our deferred tax assets, which could result in a material increase in our effective tax rate.

NCR has previously recorded valuation allowances related to certain deferred tax assets due to the uncertainty of the ultimate realization of the future benefits from those assets. The recorded valuation allowances cover deferred tax assets, primarily tax loss carryforwards and foreign tax credits, in tax jurisdictions where there is uncertainty as to the ultimate realization of those tax losses and credits. If we are unable to generate sufficient future taxable income of the proper source in the time period within which the temporary differences underlying our deferred tax assets become deductible, or before the expiration of our loss and credit carryforwards, additional valuation allowances could be required in the future.

LAW & COMPLIANCE

Our inability to protect our intellectual property, and other issues related to our and third party intellectual property, especially third party intellectual property infringement claims, could have a material and adverse effect on our business, results of operations and financial condition. Our continuing ability to be a leading software- and services-led enterprise provider could be negatively affected if we do not protect our intellectual property, especially our software. It is critical to our strategy, and the benefits provided by our innovations and technologies, that we protect and can leverage and rely on our intellectual property, including our intellectual property rights. We protect our innovations and technologies through intellectual property rights, including patents, copyrights, trademarks (including service marks) and trade secret rights. While we have many patents which cover various areas, we are not able to patent all of our innovations and technologies. In addition, it can take multiple years to receive a patent. We primarily rely on our copyrights and trade secret rights, provided under the laws of the United States and internationally, to protect our innovations and technologies. Despite our efforts to protect our innovations and technologies through intellectual property rights and our processes and procedures, such laws, processes and procedures may be insufficient, breached or otherwise fail to prevent unauthorized use, misappropriation or disclosure of our intellectual property, and such laws, processes and procedures may not provide adequate protection or remedies. It is also possible that others can independently develop, obtain or use similar innovations and technologies. To the extent we are not successful in protecting our intellectual property or such protection is insufficient, especially that related to our software, our business could be adversely impacted.

Various factors outside our control pose a threat to our intellectual property. We may fail to obtain or maintain effective or sufficient intellectual property protection, and at least some of our intellectual property rights may be challenged, resulting in reduced protection or being declared invalid or unenforceable. There can be no assurance our intellectual property rights will be sufficient to prevent others from offering competitive products or services or that unauthorized parties will not attempt to copy our innovations or technologies or use, misappropriate or disclose information that we consider confidential or proprietary. It is possible for third parties, including our competitors, to obtain patents relating to innovations and technologies that overlap or compete with our innovations or technologies and for such third parties to assert, and third parties have in the past asserted, that our products and services infringe their patents. Even though we may hold patents covering our innovations and technologies, it is possible for such third-party patents to effectively block the use of our own innovations or technologies. In such cases, those third parties can seek to charge us a licensing fee or preclude the use of our innovations or technologies and file suit against us. Additionally, unauthorized third parties may try to copy or reverse engineer our products or intellectual property or otherwise obtain, misappropriate or use our intellectual property and other information that we regard as confidential or proprietary to create products and services that compete with ours.

Protecting our intellectual property through patents or other intellectual property rights is expensive and time-consuming. We may not be able to obtain protection for at least some of our intellectual property, and where we are successful, it is expensive to obtain and maintain these rights and they can be more limited than desired. The time and cost required to defend our intellectual property rights can be substantial. Possible future changes to U.S. or foreign intellectual property laws and regulations may jeopardize the enforceability, validity or scope of our intellectual property portfolio and harm our ability to obtain protection. We may be unable to obtain trademark protection for our products or services and associated brands, and our existing trademark registrations and applications, and any trademarks that may be used in the future, may not provide us with competitive advantages or distinguish our products or services from those of our competitors. In addition, our trademarks may be contested or found to be unenforceable, weak or invalid, and we may not be able to prevent third parties from infringing or otherwise violating them.

Many of our offerings rely on innovations and technologies developed by others. If we are unable to continue to obtain licenses and rights for such innovations and technologies or substitutes for them, our business could be adversely impacted.

We will not always be able to ensure we have sufficient protection for our intellectual property rights where, for example, we fail to detect or expect unauthorized use of our intellectual property. Intellectual property protection may not be available in every country in which we do business, and the laws in countries outside of the U.S. where we do business or may do business in the future may not recognize intellectual property rights or protect them as would be done under the laws of the United States. Changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to protect our intellectual property rights. Failure to obtain or maintain protection of our confidential information (including trade secrets) or other proprietary information, for example through public disclosure, could harm our competitive position and materially and adversely affect our business, financial condition and results of operations. The above, along with other reasons (such as the patent portfolio of a third party) could result in our inability to enforce or impact the enforcement of our intellectual property rights.

Given our reliance on intellectual property beyond just patents, we also rely in part on non-disclosure or confidentiality agreements with parties who have access to our know-how and confidential information (including trade secrets), including employees, contractors and other third parties, which place restrictions on the use and disclosure of this intellectual property. We also enter into intellectual property assignment agreements with our employees, contractors and consultants. We cannot guarantee that we have entered into such agreements with all parties necessary to protect our intellectual property or that they will adhere to our confidentiality agreements. Individuals not subject to intellectual property assignments or other agreements assigning intellectual property to us may make adverse ownership claims to our intellectual property. Additionally, these agreements may be insufficient or breached, or this intellectual property, including trade secrets, may be disclosed or become known to third parties, including our competitors, which could cause the loss of this intellectual property. We may not be able to obtain adequate remedies for such infringement, misappropriation or breaches. To the extent our employees, contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to our rights in such intellectual property or our rights in related or resulting intellectual property, including innovations, technologies and know-how. The loss of trade secret and other confidential information protection could make it easier for third parties to compete with our products and services by copying our innovations and technologies, including features and functionality.

To address infringement or misappropriation of our intellectual property, we may need to file lawsuits, which can be expensive, time consuming and distracting to management and the business. Our efforts to enforce our intellectual property rights in this manner may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. From time to time, we receive notices and other communications from third parties, including our customers, regarding third-party claims of infringement of patents and other intellectual property rights. In response to those notices, in appropriate situations, we may have to use our patents in our defense of such claims, subjecting them to the foregoing risks.

A large number of patents and other intellectual property rights exist in our industry, particularly in the digital banking and hospitality spaces. As a result, a significant number of allegations and disputes related to these rights are asserted by both practicing and non-practicing entities (often referred to as "patent trolls") and individuals who claim to own intellectual property rights alleged to cover our products and services. Accordingly, we may also be faced with, have faced in the past, and currently face intellectual property infringement lawsuits against us. Because we provide indemnification to our customers with respect to claims of intellectual property infringement against the products and services we provide to them, we may be faced with, have faced in the past, and currently face, (i) demands by our customers to defend and indemnify them with respect to intellectual property infringement lawsuits brought by a third party involving our products or services and (ii) defending ourselves in connection with such demands from our customers. The frequency of these lawsuits could increase. While we have a significant patent portfolio that might prove effective in deterring lawsuits brought against us by competitors, that portfolio may provide little deterrence against claims and lawsuits brought by non-practicing entities. This risk may be amplified if the frequency of lawsuits brought by non-practicing entities increases.

Whether intellectual property infringement claims, including for indemnification, have merit or not, they may require significant resources and expenses to analyze, address and defend, and can be disruptive to our business. We may not prevail in a dispute or litigation related to an intellectual property infringement claim, and damages in a successful intellectual property infringement case (including resulting from an indemnity claim from one of our customers) can be significant, and can be trebled if the infringement is found to be willful. In certain circumstances, we could be subject to an injunction that might adversely impact our business. In particular, an injunction could limit our ability to provide one or more of our products and services to the extent we are unable to develop non-infringing alternatives or obtain a license for them on commercially reasonable terms. It could lead us to having to enter into a fee bearing, including royalty bearing, licensing agreement that we would not normally find acceptable; cause a delay to the development of our products or services; require us to stop selling all or a portion of our products and services; require us to redesign at least certain products or services or components of them using alternative non-infringing technologies, processes or practices, which could require significant effort and expense. Accordingly, an adverse outcome in an intellectual property infringement case (including one resulting from our indemnification of one of our customers) may expose us to a loss of our competitive position, expose us to significant liabilities or require us to seek licenses that may not be available on commercially acceptable terms, if at all. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.

Changes to our tax rates and additional income tax liabilities could impact profitability. We are a United States based multinational company subject to income taxes in the United States and a significant number of foreign jurisdictions. Our domestic and international tax liabilities are dependent on the distribution of our earnings across different jurisdictions, and our provision for income taxes and cash tax liability could be adversely affected if the distribution of earnings is higher than expected in jurisdictions with higher statutory tax rates.

In addition, changes in United States or foreign tax laws and regulations, which have become more frequent in recent years, or tax rulings could affect our financial position and results of operations. For example, in light of continuing global fiscal challenges, various levels of government and international organizations such as the Organization for Economic Co-operation and Development ("OECD") and EU are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue and establish minimum levels of corporate income tax. These tax reform efforts, such as the OECD-led Base Erosion and Profit Shifting project ("BEPS"), are designed to ensure that corporate entities are taxed on a larger percentage of their earnings. Although some countries have passed tax laws based on findings from the BEPS project, the final nature, timing and extent of any such tax reforms or other legislative or regulatory actions is unpredictable, and it is difficult to assess their overall effect. Additionally, tax law changes that could significantly reduce or limit our ability to utilize our deferred tax assets could have a material impact on our tax rate and cash tax payments. Any of these potential changes could increase our effective tax rate, increase cash tax payments and adversely impact our financial results.

We are also subject to ongoing audits of our income tax returns in various jurisdictions both in the United States and internationally and could be subject to additional audits focusing on transfer pricing. While we believe that our tax positions will be sustained, the outcomes of such audits could result in the assessment of additional taxes, which could adversely impact our cash flows and financial results.

We face uncertainties with regard to regulations, lawsuits and other related matters. In the normal course of business, we are subject to proceedings, lawsuits, claims and other matters, including, for example, those that relate to the environment, health and safety, labor and employment, employee benefits, import/export compliance, intellectual property, data privacy and security, payments services (such as payment processing and settlement services), cryptocurrency, product liability, commercial disputes and regulatory compliance, among others. Because such matters are subject to many uncertainties, their outcomes are not predictable and we must make certain estimates and assumptions in our financial statements. While we believe that amounts provided in our Consolidated Financial Statements with respect to such matters are currently adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to satisfy alleged liabilities from such matters will not impact future operating results. Additionally, we are subject to diverse and complex laws and regulations, including those relating to corporate governance, public disclosure and reporting, environmental safety and the discharge of materials into the environment, product safety, import and export compliance, data privacy and security, antitrust and competition, government contracting, anti-corruption, and labor and human resources, which are rapidly changing and subject to many possible changes in the future. Compliance with these laws and regulations, including changes in accounting standards, taxation requirements, and federal securities laws among others, may create a substantial burden on us, and substantially increase costs to our organization or could have an impact on our future operating results.

We expect new environmental, health, and safety laws and regulations that may affect us, our suppliers, and our customers. Climate change regulation in particular has been the subject of federal regulation in the United States as well as in other jurisdictions around the world. With the change of Presidential administration and President Biden's goals of "80 percent clean electricity and 50 percent economy-wide carbon emissions reductions by 2030", a number of proposals related to climate change have been introduced by U.S. Congress members. These proposals all seek to address climate change and range on topic, from proposed legislation on land-use, energy, transportation, adaptation and finance. Such laws or regulations could cause us to incur additional direct costs for compliance, as well as increased indirect costs resulting from our customers, suppliers, or both incurring additional compliance costs that are passed on to us. In addition, the SEC is expected to mandate climate-related risk disclosure in the near future, which may impact or prompt us to accelerate our climate change mitigating efforts already underway and may impose additional compliance and disclosure costs.

Additionally, doing business on a worldwide basis requires us and our subsidiaries to comply with the laws and regulations of the U.S. government and various international jurisdictions. For example, our international operations are subject to United States and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act ("FCPA"), which generally prohibits U.S. companies or agents acting on behalf of such companies from making improper payments to foreign officials for the purpose of obtaining or keeping business.

Our international operations are also subject to economic sanction programs administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"). If we are not in compliance with such laws and regulations, we may be subject to criminal and civil penalties, which may cause harm to our reputation and to our brand and could have an adverse effect on our business, financial condition and results of operations.

Changes to cryptocurrency regulations could impact profitability. The regulation of cryptocurrency is still an evolving area both domestically and internationally, and we expect that we could become subject to additional regulations and licensing requirements, including as a result of the expansion of our cryptocurrency offerings and the increasing number of jurisdictions in which we provide these offerings. The evolving regulatory landscape may require us to make product changes, restrict product offerings in certain jurisdictions, or implement additional and potentially costly controls. If we fail to comply with regulations, requirements, or prohibitions applicable to us, we could face regulatory or other enforcement actions and potential fines and other consequences.

GOVERNANCE

The issuance of shares of our Series A Convertible Preferred Stock reduces the relative voting power of holders of our common stock, and the conversion and sale of those shares would dilute the ownership of such holders and may adversely affect the market price of our common stock. As of December 31, 2022, approximately 0.3 million shares of our Series A Convertible Preferred Stock were outstanding, representing approximately 6.3% of our outstanding common stock, including the Series A Convertible Preferred Stock on an as-converted basis. Holders of Series A Convertible Preferred Stock are entitled to a cumulative dividend at the rate of 5.5% per annum, which was payable quarterly in arrears and payable in-kind for the first sixteen dividend payments, after which, beginning in the first quarter of 2020, are payable in cash or in-kind at the option of the Company. If we fail to timely declare and pay a dividend, the dividend rate will increase to 8.0% per annum until such time as all accrued but unpaid dividends have been paid in full.

As holders of our Series A Convertible Preferred Stock are entitled to vote, on an as-converted basis, together with holders of our common stock on all matters submitted to a vote of the holders of our common stock, the Series A Convertible Preferred Stock, and the subsequent issuance of additional shares of Series A Convertible Preferred Stock through the payment of in-kind dividends, effectively reduces the relative voting power of the holders of our common stock.

In addition, the conversion of the Series A Convertible Preferred Stock to common stock would dilute the ownership interest of existing holders of our common stock, and any sales in the public market of the common stock issuable upon conversion of the Series A Convertible Preferred Stock would increase the number of shares of our common stock available for public trading, and could adversely affect prevailing market prices of our common stock.

Our Series A Convertible Preferred Stock has rights, preferences and privileges that are not held by, and are preferential to, the rights of our common stockholders, which could adversely affect our liquidity and financial condition, and may result in the interests of the holders of our Series A Convertible Preferred Stock differing from those of our common stockholders. The holders of our Series A Convertible Preferred Stock have the right to receive a liquidation preference entitling them to be paid out of our assets available for distribution to stockholders before any payment may be made to holders of any other class or series of capital stock, an amount equal to the greater of (a) 100% of the liquidation preference thereof plus all accrued dividends or (b) the amount that such holder would have been entitled to receive upon our liquidation, dissolution and winding up if all outstanding shares of Series A Convertible Preferred Stock had been converted into common stock immediately prior to such liquidation, dissolution or winding up.

In addition, dividends on the Series A Convertible Preferred Stock accrue and are cumulative at the rate of 5.5% per annum, payable quarterly in arrears. If we fail to timely declare and pay a dividend, the dividend rate will increase to 8.0% per annum until such time as all accrued but unpaid dividends have been paid in full. The dividends were payable in-kind for the first sixteen dividend payments, after which, beginning in the first quarter of 2020, dividends are payable in cash or in-kind at the option of the Company.

The holders of our Series A Convertible Preferred Stock also have certain redemption rights or put rights, including the right to require us to repurchase all or any portion of the Series A Convertible Preferred Stock on any date during the three months commencing on and immediately following March 16, 2024 and the three months commencing on and immediately following every third anniversary of such date, at 100% of the liquidation preference thereof plus all accrued but unpaid dividends, and the right, subject to certain exceptions, to require us to repurchase all or any portion of the Series A Convertible Preferred Stock upon certain change of control events at the greater of (a) 100% of the liquidation preference thereof plus all accrued but unpaid dividends and (b) the consideration the holders would have received if they had converted their shares of Series A Convertible Preferred Stock into common stock immediately prior to the change of control event.

These dividend and share repurchase obligations could impact our liquidity and reduce the amount of cash flows available for working capital, capital expenditures, growth opportunities, acquisitions, and other general corporate purposes. Our obligations to the holders of Series A Convertible Preferred Stock could also limit our ability to obtain additional financing or increase our borrowing costs, which could have an adverse effect on our financial condition. The preferential rights could also result in divergent interests between the holders of our Series A Convertible Preferred Stock and holders of our common stock.

We could be subject to actions or proposals from stockholders that do not align with our business strategies or the interests of our other stockholders. While we seek to actively engage with stockholders and consider their views on business, strategy, and environmental, social and governance issues, responding to these stockholders could be costly and time-consuming, disrupt our business and operations, and divert the attention of our Board of Directors and senior management. Uncertainties associated with such activities could interfere with our ability to effectively execute our strategic plan, impact customer retention and long-term growth, and limit our ability to hire and retain personnel. In addition, actions of these stockholders may cause periods of fluctuation in our stock price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

Item 1B.   UNRESOLVED STAFF COMMENTS

None.

Item 2.   PROPERTIES

As of December 31, 2022, NCR operated 296 facilities consisting of approximately 6.2 million square feet in 59 countries throughout the world, which are generally used by all of NCR's operating segments. On a square footage basis, 10% of these facilities are owned and 90% are leased. Within the total facility portfolio, NCR operates 13 research and development and manufacturing facilities totaling 0.9 million square feet, 100% of which is leased. The remaining 5.3 million square feet of space includes office, repair, and warehousing space and other miscellaneous sites, and is 84% leased.

NCR is headquartered in Atlanta, Georgia, USA. Our address at our corporate headquarters is 864 Spring Street Northwest, Atlanta Georgia, 30308, USA.

Item 3.   LEGAL PROCEEDINGS

Information regarding legal proceedings is included in Item 8 of Part II of this Report as part of Note 10, "Commitments and Contingencies", of the Notes to Consolidated Financial Statements and is incorporated herein by reference.

Item 4.   MINE SAFETY DISCLOSURES

Not applicable.

Item 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

NCR common stock is listed on the New York Stock Exchange (NYSE) and trades under the symbol "NCR". There were approximately 70,944 holders of NCR common stock as of February 10, 2023.

Dividends

Historically NCR has not paid cash dividends and does not anticipate the payment of cash dividends on NCR common stock in the immediate future. The declaration of dividends is restricted under our senior secured credit facility and the terms of the indentures for our senior unsecured notes, and would be further subject to the discretion of NCR's Board of Directors.

Stock Performance Graph

The following graph compares the relative investment performance of NCR stock, the Standard & Poor's MidCap 400 Stock Index, Standard & Poor's 500 Information Technology Sector and the Standard & Poor's 500 Stock Index. This graph covers the five-year period from December 31, 2017 through December 31, 2022.



Company / Index	2018	2019	2020	2021	2022
NCR Corporation	$ 68	$103	$111	$118	$ 69
S&P 500 Stock Index	$ 96	$126	$149	$192	$157
S&P 500 Information Technology Sector	$100	$150	$216	$290	$208
S&P MidCap 400 Stock Index	$ 89	$112	$128	$159	$138

(1)   In each case, assumes a $100 investment on December 31, 2017, and reinvestment of all dividends, if any.

Purchase of Company Common Stock

On October 19, 2016, the Board approved a share repurchase program, with no expiration from the date of authorization, for the systematic repurchase of the Company's common stock to offset the dilutive effects of the Company's employee stock purchase plan, equity awards and in-kind dividends on the Company's Series A Convertible Preferred Stock. Availability under this program accrues quarterly based on the average value of dilutive issuances during the quarter.

On March 12, 2017, the Board approved a second share repurchase program that provides for the repurchase of up to $300 million of the Company's common stock. On July 25, 2018, the Board authorized an incremental $200 million of share repurchases under this program.

No shares were repurchased under these programs during the three months ended December 31, 2022.

As of December 31, 2022, approximately $153 million was available for repurchases under the March 2017 program, and approximately $810 million was available for repurchases under the October 2016 dilution offset program. The timing and amount of repurchases under these programs depend upon market conditions and may be made from time to time in open market purchases, privately negotiated transactions, accelerated stock repurchase programs, issuer self-tender offers or otherwise. The repurchases will be made in compliance with applicable securities laws and may be discontinued at any time.

The Company occasionally purchases vested restricted stock or exercised stock options at the current market price to cover withholding taxes. For the three months ended December 31, 2022, 929,741 shares of vested restricted stock were purchased at an average price of $23.27 per share.

The Company's ability to repurchase its common stock is restricted under the Company's senior secured credit facility and terms of the indentures for the Company's senior unsecured notes, which prohibit certain share repurchases, including during the occurrence of an event of default, and establish limits on the amount that the Company is permitted to use to repurchase shares and make other restricted payments. This amount is calculated using formulas based generally on 50% of the Company's consolidated net income for the period beginning in the third quarter of 2012 through the end of the most recently ended fiscal quarter, subject to certain other adjustments and deductions, with certain prescribed minimums and its use is subject to customary conditions, including the absence of an event of default. These formulas are described in greater detail in the Company's senior secured credit facility and the indentures for the Company's senior unsecured notes, each of which is filed with the SEC.

Item 6.   [Reserved]

None.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Form 10-K

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

This section should be read in conjunction with the audited Consolidated Financial Statements and related Notes included in Item 8 of Part II of this Report. Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See "Forward-Looking Statements" and "Risk Factors" in Item 1A of this Annual Report for a discussion of the uncertainties, risks and assumptions associated with these forward-looking statements that could cause future results to differ materially from those reflected in this section.

Our discussion within MD&A is organized as follows:

- *Overview.* This section contains background information on our company, summary of significant themes and events during the year as well as strategic initiatives and trends in order to provide context for management's discussion and analysis of our financial condition and results of operations.

- *Results of operations.* This section contains an analysis of our results of operations presented in the accompanying Consolidated Statements of Operations by comparing the results for the year ended December 31, 2022 to the results for the year ended December 31, 2021. On June 21, 2021, we completed the acquisition of Cardtronics plc ("Cardtronics"), which is included in the Payments & Network and Self-Service Banking segment results.

- *Liquidity and capital resources.* This section provides an analysis of our cash flows and a discussion of our contractual obligations at December 31, 2022.

- *Critical accounting estimates.* This section contains a discussion of the accounting policies that we believe are important to our financial condition and results of operations and that require judgment and estimates on the part of management in their application. In addition, all of our significant accounting policies, including critical accounting policies, are summarized in Note 1, "Basis of Presentation and Significant Accounting Policies", in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report.

For management's discussion of our consolidated results for the year ended December 31, 2021 in comparison with the year ended December 31, 2020, and other financial information related to fiscal year 2020, refer to Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations", in our 2021 Annual Report on Form 10-K filed with the SEC on February 25, 2022 ("2021 Form 10-K").

OVERVIEW

BUSINESS OVERVIEW

NCR Corporation ("NCR", the "Company", "we" or "us") was originally incorporated in 1884 and is a software- and services-led enterprise technology provider that runs stores, restaurants and self-directed banking for our customers, which includes businesses of all sizes. NCR is a global company that is headquartered in Atlanta, Georgia. Our software platform, which runs in the cloud and includes microservices and APIs that integrate with our customers' systems, and our NCR-as-a-Service solutions bring together all of the capabilities and competencies of NCR to power the technology to run our customers' operations. Our portfolio includes digital first software and services offerings for banking, retailers and restaurants, as well as payments processing and networks, multi-vendor connected device services, automated teller machines ("ATMs"), self-checkout ("SCO") kiosks and related technologies, point of sale ("POS") terminals and other self-service technologies. We also resell third-party networking products and provide related service offerings in the telecommunications and technology sector. Our solutions are designed to support our transition to becoming a software platform and payments company.

Effective January 1, 2022, the Company realigned its reportable segments to correspond with changes to its operating model, management structure and organizational responsibilities. The reportable segments effective January 1, 2022 include: Retail, Hospitality, Digital Banking, Payments & Network, and Self-Service Banking.

NCR's reputation is founded upon over 139 years of providing quality products, services and solutions to our customers. At the heart of our customer and other business relationships is a commitment to acting responsibly, ethically and with the highest level of integrity. This commitment is reflected in NCR's Code of Conduct, which is available on the Corporate Governance page of our website.

SIGNIFICANT THEMES AND EVENTS

As more fully discussed in later sections of this MD&A, the following were significant themes and events for 2022.

- Revenue of $7.8 billion, up 10% compared to prior year, and up 13% excluding foreign currency impacts

  - Recurring revenue increased 16% from the prior year and comprised 62% of total consolidated revenue

- Strong performance despite numerous external macro factors, such as rising interest rates, the effects of the strong U.S. dollar, supply-chain challenges, and high component costs

- Continued strength in strategic initiatives

- Planned separation of NCR into two independent, publicly traded companies was announced on September 15, 2022

STRATEGIC INITIATIVES AND TRENDS

In order to provide long-term value to all our stakeholders, we set complementary business goals and financial strategies. NCR is continuing its transition to become a software platform and payments company with a shift to a higher level of recurring revenue. Our business goal is to be a leading enterprise technology provider that runs stores, restaurants and self-directed banking through our software platform and our NCR-as-a-Service solutions. Execution of our goals and strategy is driven by the following key pillars: (i) focus on our customers; (ii) take care of our employees; (iii) bring high-quality, innovative products to market; and (iv) leverage our brand.

As we strive to achieve our aspirational goals, we plan to capitalize on opportunities presented by the acquisitions of Cardtronics and LibertyX to accelerate our Payments & Network business as we go to market with a more robust offering in this segment. We also plan to continue to improve our execution to drive solid returns and to transform our business to enhance value for all shareholders.

On September 15, 2022, NCR announced a plan to separate into two independent, publicly traded companies – one focused on digital commerce, the other on ATMs. The digital commerce company is expected to be a growth business positioned to leverage NCR's software-led model to continue transforming, connecting and running global retail, hospitality and digital banking. We believe it will enhance common solutions to drive innovation and boost operational efficiency. The commerce company is expected to also reinvest in the business to accelerate growth and recurring revenue.

The ATM company is expected to be a cash-generative business positioned to focus on delivering ATM-as-a-Service to a large, installed customer base across banks and retailers. We believe it will build on NCR's leadership in self-service banking and ATM networks to meet global demand for ATM access and leverage new ATM transaction types, including digital currency solutions, to drive market growth. The ATM company is expected to also continue shifting to a highly recurring revenue model to drive stable cash flow and capital returns to shareholders.

The separation is intended to be structured in a tax-free manner. The separation transaction will follow the satisfaction of customary conditions, including effectiveness of appropriate filings with the U.S. Securities and Exchange Commission, and the completion of audited financial statements. The current target is to complete the separation by the end of 2023. Should alternative options become available in the future that could deliver superior value to our shareholders than the planned separation, such as a whole or partial company sale of NCR, the Board of Directors remains open to considering alternative scenarios.

Cybersecurity Risk Management

Similar to most companies, NCR and its customers are subject to more frequent and increasingly sophisticated cybersecurity attacks. The Company maintains cybersecurity risk management policies and procedures including disclosure controls, which it regularly evaluates for updates, for handling and responding to cybersecurity events. These policies and procedures include internal notifications and engagements and, as necessary, cooperation with law enforcement. Personnel involved in handling and responding to cybersecurity events periodically undertake tabletop exercises to simulate an event. Our internal notification procedures include notifying the applicable Company attorneys, which, depending on the level of severity assigned to the event, may include direct notice to, among others, the Company's General Counsel, Ethics & Compliance Officer, and Chief Privacy Officer. Company attorneys support efforts to evaluate the materiality of any incidents, determine whether notice to third parties such as customers or vendors is required, determine whether any prohibition on insider trading is appropriate, and assess whether disclosure to stockholders or governmental filings, including with the SEC, are required. Our internal notification procedures also include notifying various NCR Information Technology Services managers, subject matter experts in the Company's software department and Company leadership, depending on the level of severity assigned to the event.

For further information on potential risks and uncertainties see Part I, Item 1A "Risk Factors", of this Form 10-K.

Impacts from Geopolitical, Macroeconomic, and COVID-19 Challenges

We continue to be exposed to macroeconomic pressures as a result of the lingering impacts of the COVID-19 pandemic, supply chain challenges, foreign currency fluctuations, and spikes in commodity and energy prices as a result of geopolitical challenges, including the war in Eastern Europe. We continue to navigate through these challenges with a sharp focus on and goal of safeguarding our employees, helping our customers and managing impacts on our supply chain. Despite the unprecedented environment, our teams are executing at a high level and we are advancing our strategy.

The COVID-19 pandemic is complex and continues to evolve. The ultimate impact on our overall financial condition and operating results will depend on supply chain challenges and cost escalations including materials, labor and freight, as a result of the continued impacts from the pandemic, and any additional governmental and public actions taken in response.

The war in Eastern Europe and related sanctions imposed on Russia and related actors have resulted in interest rate acceleration and inflation, including, but not limited to, a significant increase in the price of energy around the world, particularly in regions such as Europe that are significantly dependent on Russia for their energy needs, and continued commodity price increases due to disruption in the mining industry in Ukraine and other factors. The war in Eastern Europe has also contributed to further disruption in logistics due to the shipping difficulties in and around the Black Sea and its ports, which have resulted in the rerouting of traffic to other ports and further logistics challenges.

We expect that these factors will continue to negatively impact our business at least in the short-term. The ultimate impact on our overall financial condition and operating results will depend on the duration and severity of these activities. We continue to evaluate the long-term impact that these may have on our business model, however, there can be no assurance that the measures we have taken or will take will completely offset the negative impact.

For further information on the risks posed to our business from the COVID-19 pandemic and other factors, refer to Part I, Item 1A "Risk Factors", of this Form 10-K. For further information on exposures to foreign exchange risk, refer to Item 7A, "Quantitative and Qualitative Disclosures about Market Risk", in this Form 10-K.

RESULTS OF OPERATIONS

Key Strategic Financial Metrics

The following tables show our key strategic financial metrics for the years ended December 31, the relative percentage that those amounts represent to total revenue, and the change in those amounts year-over-year.

Recurring revenue as a percentage of total revenue

| (in millions) | 2022 | 2021 | 2020 | Percentage of Total Revenue | | | Increase (Decrease) | |
				2022	2021	2020	2022 v 2021	2021 v 2020
Recurring revenue [1]	$4,841	$4,166	$3,338	61.7%	58.2%	53.8%	16%	25%
All other products and services	3,003	2,990	2,869	38.3%	41.8%	46.2%	— %	4%
Total Revenue	$7,844	$7,156	$6,207	100.0%	100.0%	100.0%	10%	15%

[1] Recurring revenue includes all revenue streams from contracts where there is a predictable revenue pattern that will occur at regular intervals with a relatively high degree of certainty. This includes hardware and software maintenance revenue, cloud revenue, payment processing revenue, interchange and network revenue, cryptocurrency-related revenue, and certain professional services arrangements as well as term-based software license arrangements that include customer termination rights.

Net income (loss) from continuing operations attributable to NCR and Adjusted EBITDA[2] as a percentage of total revenue

| (in millions) | 2022 | 2021 | 2020 | Percentage of Total Revenue | | | Increase (Decrease) | |
				2022	2021	2020	2022 v 2021	2021 v 2020
Net income (loss) from continuing operations attributable to NCR	$ 64	$ 97	$ (7)	0.8%	1.4%	(0.1)%	(34)%	n/m
Adjusted EBITDA [2]	$1,370	$1,244	$896	17.5%	17.4%	14.4%	10%	39%

[2] Refer to our definition of Adjusted EBITDA in the section entitled "Non-GAAP Financial Measures and Use of Certain Terms" below.

Non-GAAP Financial Measures and Use of Certain Terms:

Constant Currency NCR presents certain financial measures, such as period-over-period revenue growth, on a constant currency basis, which excludes the effects of foreign currency translation by translating prior period results at current period monthly average exchange rates. Due to the overall variability of foreign exchange rates from period to period, NCR's management uses constant currency measures to evaluate period-over-period operating performance on a more consistent and comparable basis. NCR's management believes that presentation of financial measures without this result may contribute to an understanding of the Company's period-over-period operating performance and provides additional insight into historical and/or future performance, which may be helpful for investors.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") NCR's management uses the non-GAAP measure Adjusted EBITDA because it provides useful information to investors as an indicator of strength and performance of the Company's ongoing business operations, including funding discretionary spending such as capital expenditures, strategic acquisitions, and other investments. NCR determines Adjusted EBITDA based on GAAP net income (loss) from continuing operations attributable to NCR plus interest expense, net; plus income tax expense (benefit); plus depreciation and amortization; plus stock-based compensation expense; plus other income (expense); plus pension mark-to-market adjustments, pension settlements, pension curtailments and pension special termination benefits and other special items, including amortization of acquisition-related intangibles and transformation and restructuring charges (which includes integration, severance and other exit and disposal costs), among others. The special items are considered non-operational so are excluded from the Adjusted EBITDA metric utilized by our chief operating decision maker in evaluating segment performance and are separately delineated to reconcile back to total reported income (loss) from continuing operations attributable to NCR. This format is useful to investors because it allows analysis and comparability of operating trends. It also includes the same information that is used by NCR management to make decisions regarding the segments and to assess our financial performance. Refer to the table below for the reconciliations of net income (loss) from continuing operations attributable to NCR (GAAP) to Adjusted EBITDA (non-GAAP).

Special Item Related to Russia The war in Eastern Europe and related sanctions imposed on Russia and related actors by the United States and other jurisdictions required us to commence the orderly wind down of our operations in Russia beginning in the first quarter of 2022. As of December 31, 2022, we have ceased operations in Russia and are in the process of dissolving our only subsidiary in Russia. As a result, for the year ending December 31, 2022, our non-GAAP presentation of the measures described above exclude the immaterial impact of our operating results in Russia, as well as the impact of impairments taken to write down the carrying value of assets and liabilities, severance charges, and the assessment of collectability on revenue recognition. We consider this to be a non-recurring special item and management has reviewed the results of its business segments excluding these impacts. We have not adjusted the presentation of the prior year periods due to the immaterial impact of Russia to revenue and income from continuing operations for the years ended December 31, 2021 and 2020.

NCR's definitions and calculations of these non-GAAP measures may differ from similarly-titled measures reported by other companies and cannot, therefore, be compared with similarly-titled measures of other companies. These non-GAAP measures should not be considered as substitutes for, or superior to, results determined in accordance with GAAP.

In millions	2022	2021	2020
Net income (loss) from continuing operations attributable to NCR (GAAP)	$ 64	$ 97	$ (7)
Pension mark-to-market adjustments	8	(118)	34
Transformation and restructuring costs	123	66	234
Acquisition-related amortization of intangibles	172	132	81
Acquisition-related (gains) costs	10	98	(6)
Separation costs	3	—	—
Loss on debt extinguishment	—	42	20
Interest expense	285	238	218
Interest income	(13)	(8)	(8)
Depreciation and amortization (excluding acquisition related amortization of intangibles)	423	357	275
Income tax expense (benefit)	148	186	(53)
Stock-based compensation expense	125	154	108
Russia	22	—	—
Adjusted EBITDA (Non-GAAP)	**$1,370**	$1,244	$896

Consolidated Results

The following table shows our results for the years December 31, the relative percentage that those amounts represent to revenue, and the change in those amounts year-over-year. The operations of Cardtronics have been included in the consolidated results from the acquisition close date, June 21, 2021.

(in millions)	2022	2021	2020	Percentage of Revenue [1]			Increase (Decrease)	
				2022	2021	2020	2022 v 2021	2021 v 2020
Product revenue	$2,351	$2,193	$2,005	30.0%	30.6%	32.3%	7%	9%
Service revenue	5,493	4,963	4,202	70.0%	69.4%	67.7%	11%	18%
Total revenue	7,844	7,156	6,207	100.0%	100.0%	100.0%	10%	15%
Product gross margin	254	343	272	10.8%	15.6%	13.6%	(26)%	26%
Service gross margin	1,604	1,550	1,252	29.2%	31.2%	29.8%	3%	24%
Total gross margin	1,858	1,893	1,524	23.7%	26.5%	24.6%	(2)%	24%
Selling, general and administrative expenses	1,152	1,151	1,069	14.7%	16.1%	17.2%	— %	8%
Research and development expenses	217	268	234	2.8%	3.7%	3.8%	(19)%	15%
Income from operations	$ 489	$ 474	$ 221	6.2%	6.6%	3.6%	3%	114%

[1] The percentage of revenue is calculated for each line item divided by total revenue, except for product gross margin, service gross margin and total gross margin, which are divided by the related component of revenue.

Revenue

(in millions)	2022	2021	2020	Percentage of Total Revenue			Increase (Decrease)	
				2022	2021	2020	2022 v 2021	2021 v 2020
Product revenue	$2,351	$2,193	$2,005	30.0%	30.6%	32.3%	7%	9%
Service revenue	5,493	4,963	4,202	70.0%	69.4%	67.7%	11%	18%
Total revenue	$ 7,844	$7,156	$6,207	100.0%	100.0%	100.0%	10%	15%

Product revenue includes our hardware and software license revenue streams as well as cryptocurrency-related revenues. Service revenue includes hardware and software maintenance revenue, implementation services revenue, cloud revenue, payments processing revenue, interchange and network revenue, as well as professional services revenue.

Total revenue increased 10% for the year ended December 31, 2022 compared to the year ended December 31, 2021. Product revenue increased 7% due to growth in POS and SCO revenue as well as the addition of cryptocurrency-related revenue following the acquisition of LibertyX in January 2022, partially offset by a slight decline in ATM revenue. Service revenue increased 11% due primarily to growth in payments processing, which includes the results of Cardtronics, software maintenance, and managed services, partially offset by a decline in hardware maintenance revenue. Foreign currency fluctuations had an unfavorable impact of 3% on the revenue comparison, primarily in hardware maintenance and hardware product sales.

Gross Margin

(in millions)	2022	2021	2020	Percentage of Revenue [1]			Increase (Decrease)	
				2022	2021	2020	2022 v 2021	2021 v 2020
Product gross margin	$ 254	$ 343	$ 272	10.8%	15.6%	13.6%	(26)%	26%
Service gross margin	1,604	1,550	1,252	29.2%	31.2%	29.8%	3%	24%
Total gross margin	$1,858	$1,893	$1,524	23.7%	26.5%	24.6%	(2)%	24%

[1] The percentage of revenue is calculated for each line item divided by the related component of revenue.

Gross margin as a percentage of revenue was 23.7% in 2022 compared to 26.5% in 2021. Gross margin for the year ended December 31, 2022 included $37 million related to transformation and restructuring costs and $100 million related to amortization of acquisition-related intangible assets, $1 million of acquisition-related costs, and $10 million related to operating losses, impairments and other actions taken with respect to our operations in Russia. Gross margin for the year ended December 31, 2021 included $39 million related to transformation and restructuring costs and $60 million related to amortization of acquisition-related intangible assets. Excluding these items, gross margin as a percentage of revenue decreased from 27.8% to 25.6% due to increases in fuel costs, component parts, and increased interest rates driving higher cost on vault cash agreements as well as other supply chain challenges that negatively impacted our costs. The impact of these cost increases was partially offset by cost mitigation actions implemented and an increase in the favorable higher margin software and services revenue.

Selling, General and Administrative Expenses

| (in millions) | 2022 | 2021 | 2020 | Percentage of Total Revenue | | | Increase (Decrease) | |
				2022	2021	2020	2022 v 2021	2021 v 2020
Selling, general and administrative expenses	**$1,152**	$1,151	$1,069	14.7%	16.1%	17.2%	—%	8%

Selling, general, and administrative expenses were $1,152 million in 2022, flat with 2021. As a percentage of revenue, selling, general and administrative expenses were 14.7% in 2022 and 16.1% in 2021. In 2022, selling, general and administrative expenses included $64 million of transformation and restructuring costs, $72 million of acquisition-related amortization of intangibles, $9 million of acquisition-related costs, $6 million of costs related to actions taken with respect to our operations in Russia, and $3 million in consulting, legal and other costs related to the Company's planned separation into two independent companies. In 2021, selling, general and administrative expenses included $20 million of transformation and restructuring costs, $72 million of acquisition-related amortization of intangibles and $84 million of acquisition-related costs. Excluding these items, selling, general and administrative expenses decreased as a percentage of revenue from 13.6% in 2021 to 12.7% in 2022, primarily due to cost mitigation actions implemented, including labor cost reductions and changes in employee benefit programs.

Research and Development Expenses

| (in millions) | 2022 | 2021 | 2020 | Percentage of Total Revenue | | | Increase (Decrease) | |
				2022	2021	2020	2022 v 2021	2021 v 2020
Research and development expenses	**$217**	$268	$234	2.8%	3.7%	3.8%	(19)%	15%

Research and development expenses were $217 million in 2022, down from $268 million in 2021. As a percentage of revenue, these costs were 2.8% in 2022 and 3.7% in 2021. In 2022, research and development expenses included $12 million of costs related to our transformation and restructuring initiatives. In 2021, research and development expenses included $1 million of transformation and restructuring costs. After considering this item, research and development expenses decreased as a percentage of revenue from 3.7% in 2021 to 2.6% in 2022 due to an increase in development related to our strategic initiatives in 2022 as well as cost-mitigation actions that were implemented.

Loss on Extinguishment of Debt

| (in millions) | 2022 | 2021 | 2020 | Increase (Decrease) | |
				2022 v 2021	2021 v 2020
Loss on extinguishment of debt	$—	$42	$20	(100)%	110%

Loss on extinguishment of debt was $42 million in 2021 related to the premium paid for early redemption of $400 million aggregate principal amount of 8.125% senior secured notes due 2025, which includes the write-off of deferred financing fees of $5 million and a cash redemption premium of $37 million. Refer to Note 5, "Debt Obligations", of the Notes to Consolidated Financial Statements in the 2021 Form 10-K for additional discussion on the financing transactions.

Interest Expense

(in millions)	2022	2021	2020	Increase (Decrease) 2022 v 2021	Increase (Decrease) 2021 v 2020
Interest expense	$285	$238	$218	20%	9%

Interest expense was $285 million in 2022 compared to $238 million in 2021. Interest expense is primarily related to the Company's senior unsecured notes and borrowings under the Company's Senior Secured Credit Facility. The main driver of the increase in interest expense from 2021 to 2022 was the increase in total outstanding debt as a result of the closing of the acquisition of Cardtronics in the second quarter of 2021, combined with an increase in variable interest rates on the Senior Secured Credit Facility.

Other Income (Expense), net

Other income (expense), net was income of $7 million in 2022, income of $90 million in 2021 and expense of $42 million in 2020, with the components reflected in the following table:

In millions	2022	2021	2020
Interest income	$ 13	$ 8	$ 8
Foreign currency fluctuations and foreign exchange contracts	(17)	(22)	(14)
Bank-related fees	(9)	(27)	(5)
Employee benefit plans	33	131	(31)
Impairment of an equity investment	—	—	(7)
Bargain purchase gain on acquisition	—	—	7
Other, net	(13)	—	—
Other income (expense), net	$ 7	$ 90	$ (42)

Employee benefit plans within other income (expense) net includes the components of pension, postemployment and postretirement expense, other than service cost, as well as actuarial gains and losses from the annual pension mark-to-market adjustment. In 2022, there was an actuarial loss of $8 million compared to an actuarial gain of $118 million in 2021. The net actuarial loss in 2022 was primarily due to the impact of economic downturns on the value of plan assets, partially offset by an increase in discount rates in measuring the benefit obligation. The actuarial gain in 2021 was primarily due to an increase in discount rates as well as a favorable impact from an update to the mortality tables.

In 2022, Other, net includes a $9 million loss recognized on the divestiture of a non-strategic business.

In 2021, the Company incurred bank-related fees of $19 million related to certain structuring and commitment fees as a result of the financing transactions entered into during the first quarter of 2021 related to the transaction with Cardtronics.

Income Taxes

(in millions)	2022	2021	2020	Increase (Decrease) 2022 v 2021	Increase (Decrease) 2021 v 2020
Income tax expense (benefit)	$148	$186	$(53)	(20)%	(451)%

Our effective tax rate was 70% in 2022, 65% in 2021, and 90% in 2020. During 2022, our tax rate was impacted by a $94 million expense from recording a valuation allowance against deferred tax assets in the United Kingdom and other foreign jurisdictions. During 2021, significant matters impacting our tax rate include a $36 million expense from recording a valuation allowance against interest expense deduction carryforwards in the United States, a $14 million benefit from the deferred tax impact of a tax law change in the United Kingdom and a $40 million non-cash expense resulting from an internal entity restructuring.

While we are subject to numerous federal, state and foreign tax audits, we believe that appropriate reserves exist for issues that might arise from these audits. Should these audits be settled, the resulting tax effect could impact the tax provision and cash flows in future periods. During 2023, the Company expects to resolve certain tax matters related to U.S. and foreign jurisdictions. These resolutions could have a material impact on the effective tax rate in 2023.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income/loss, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies.

Loss from Discontinued Operations, net of tax

				Increase (Decrease)	
(in millions)	2022	2021	2020	2022 v 2021	2021 v 2020
Income (loss) from discontinued operations, net of tax	$(4)	$—	$(72)	n/m	(100)%

In 2022, the loss from discontinued operations was $4 million, net of tax, primarily driven by updates in estimates and assumptions for the Kalamazoo River and Fox River environmental reserves partially offset by insurance recoveries.

In 2020, the loss from discontinued operations was $72 million, net of tax, primarily related to updates in estimates and assumptions for the Fox River and Kalamazoo River environmental reserves.

Revenue and Adjusted EBITDA by Segment

The Company manages and reports its businesses in the following segments: Retail, Hospitality, Digital Banking, Payments & Network, and Self-Service Banking. Segments are measured for profitability by the Company's chief operating decision maker based on revenue and segment Adjusted EBITDA. Refer to the section above entitled "Non-GAAP Financial Measures and Use of Certain Terms" for our definition of Adjusted EBITDA and the reconciliation of net income (loss) from continuing operations attributable to NCR (GAAP) to Adjusted EBITDA (non-GAAP).

Corporate and Other includes income and expenses related to corporate functions that are not specifically attributable to an individual reportable segment along with any immaterial operating segment(s).

The following table shows our segment revenue and Adjusted EBITDA for the years ended December 31, the relative percentage that those amounts represent to revenue, and the change in those amounts year-over-year. The Payments & Network and Self-Service Banking revenue and Adjusted EBITDA metrics below include the results of operations of Cardtronics from the date of acquisition, June 21, 2021.

(in millions)	2022	2021	2020	Percentage of Revenue [1] 2022	2021	2020	Increase (Decrease) 2022 v 2021	2021 v 2020
Revenue								
Retail	$2,258	$2,231	$2,030	28.8%	31.2%	32.7%	1%	10%
Hospitality	926	849	686	11.8%	11.9%	11.1%	9%	24%
Digital Banking	543	513	472	6.9%	7.2%	7.6%	6%	9%
Payments & Network	1,286	675	85	16.4%	9.4%	1.4%	91%	694%
Self-Service Banking	2,621	2,617	2,602	33.5%	36.6%	41.9%	— %	1%
Other	244	297	346	3.1%	4.1%	5.5%	(18)%	(14)%
Eliminations [2]	(43)	(26)	(14)	(0.5)%	(0.4)%	(0.2)%	65%	86%
Total Segment Revenue	**$7,835**	$7,156	$6,207	100.0%	100.0%	100.0%	9%	15%
Other adjustment [3]	9	—	—					
Total Revenue	**$7,844**	$7,156	$6,207				10%	15%
Adjusted EBITDA by segment								
Retail	$ 415	$ 442	$ 390	18.4%	19.8%	19.2%	(6)%	13%
Hospitality	192	158	115	20.7%	18.6%	16.8%	22%	37%
Digital Banking	226	213	226	41.6%	41.5%	47.9%	6%	(6)%
Payments & Network	405	238	15	31.5%	35.3%	17.6%	70%	1,487%
Self-Service Banking	565	580	523	21.6%	22.2%	20.1%	(3)%	11%
Corporate and Other	(399)	(369)	(366)	(163.5)%	(124.2)%	(105.8)%	8%	1%
Eliminations [2]	(34)	(18)	(7)	79.1%	69.2%	50.0%	89%	157%
Total Adjusted EBITDA	**$1,370**	$1,244	$ 896	17.5%	17.4%	14.4%	10%	39%

[1] The percentage of revenue is calculated for each line item divided by total revenue, except for Adjusted EBITDA, which are divided by the related component of revenue.

[2] Eliminations include revenues from contracts with customers and the related costs that are reported in the Payments & Network segment as well as in the Retail or Hospitality segments, including merchant acquiring services that are monetized via payments.

[3] Other adjustment reflects the revenue attributable to the Company's operations in Russia that were excluded from management's measure of revenue due to our announcement to suspend sales to Russia and anticipated orderly wind down of our operations in Russia. The revenue attributable to the Russian operations for the years ended December 31, 2021 and 2020 of $48 million and $41 million, respectively, is included in the respective segments.

The following table provides a reconciliation of segment and total revenue percentage growth (GAAP) to revenue percentage growth constant currency (non-GAAP) for the twelve months ended December 31, 2022 and December 31, 2021.

$ in millions	2022			2021		
	Revenue Growth % (GAAP)	Favorable (Unfavorable) FX Impact	Revenue Growth % Constant Currency (non-GAAP)	Revenue Growth % (GAAP)	Favorable (Unfavorable) FX Impact	Revenue Growth % Constant Currency (non-GAAP)
Retail	1%	(4)%	5%	10%	2%	8%
Hospitality	9%	(1)%	10%	24%	1%	23%
Digital Banking	6%	— %	6%	9%	— %	9%
Payments & Network	91%	(5)%	96%	694%	— %	694%
Self-Service Banking	— %	(4)%	4%	1%	— %	1%
Corporate and Other	(18)%	(4)%	(14)%	(14)%	1%	(15)%
Eliminations	65%	— %	65%	86%	— %	86%
Total segment revenue	**9%**	**(4)%**	**13%**	**15%**	**1%**	**14%**
Total revenue	**10%**	**(3)%**	**13%**	**15%**	**1%**	**14%**

Segment Revenue

For the year ended December 31, 2022 compared to the year ended December 31, 2021

Retail revenue increased 1% for the year ended December 31, 2022 compared to the prior year period. Foreign currency fluctuations had an unfavorable impact of 4% on the revenue comparison. The increase in revenue compared to the prior period is due to an increase in self-checkout and point-of-sale hardware revenue and an increase in point-of-sale solutions revenue partially offset by a decrease in software license and hardware maintenance revenue.

Hospitality revenue increased 9% for the year ended December 31, 2022, compared to the prior year period driven primarily by an increase in point-of-sale hardware, as well as increases in hardware maintenance and software revenues, including growth in payment processing.

Digital Banking revenue increased 6% for the year ended December 31, 2022 compared to the prior year period due to an increase in software license and cloud services revenues.

Payments & Network revenue increased 91% for the year ended December 31, 2022 compared to the prior year period. Foreign currency fluctuations had an unfavorable impact of 5% on the revenue comparison. The increase is primarily due to additional payments processing revenue from the acquisition of Cardtronics, which occurred on June 21, 2021. Additionally, the year ended December 31, 2022 includes revenue from cryptocurrency-related transactions following the acquisition of LibertyX in January 2022.

Self-Service Banking revenue for the year ended December 31, 2022 was flat in comparison to the prior year period. Foreign currency fluctuations had an unfavorable impact of 4% in the revenue comparisons. Revenue compared to prior year period was driven by an increase in services revenues, including hardware maintenance and ATM-as-a-Service, offset by a decline in ATM hardware sales. Software and services revenue as a percent of total Self-Service Banking segment revenue was 68% in the years ended December 31, 2022 and 2021.

For the operations grouped as Other, revenue decreased 18% for the year ended December 31, 2022 compared to the prior year period, primarily due to a decrease in hardware maintenance revenue in the telecommunications and technology business.

For the year ended December 31, 2021 compared to the year ended December 31, 2020

Retail revenue increased 10% for the year ended December 31, 2021 compared to the prior year period due to higher point-of-sale and self-checkout solutions revenue.

Hospitality revenue increased 24% for the year ended December 31, 2021 compared to the prior year period driven primarily by an increase in point-of-sale solutions revenue.

Digital Banking revenue increased 9% for the year ended December 31, 2021 compared to the prior year period due to an increase in software license and cloud services revenues.

Payments & Network revenue increased significantly for the year ended December 31, 2021 compared to the prior year period due to additional payments processing revenue from the acquisition of Cardtronics, which occurred on June 21, 2021.

Self-Service Banking revenue increased 1% for the year ended December 31, 2021 compared to the prior year period due primarily due to higher software and services revenue, including software and hardware maintenance as well as ATM-as-a-Service revenue from the acquisition of Cardtronics, which occurred on June 21, 2021, partially offset by a decline in ATM hardware revenue.

For the operations grouped as Other, revenue decreased 14% for the year ended December 31, 2021 compared to the prior year period driven by a decrease in services revenue in the telecommunications and technology business.

Segment Adjusted EBITDA

For the year ended December 31, 2022 compared to the year ended December 31, 2021

Retail Adjusted EBITDA decreased 6% for the year ended December 31, 2022 compared to the prior year period. The decline in Adjusted EBITDA compared to the prior year period is primarily driven by product cost and mix, increased labor costs, and other supply chain challenges.

Hospitality Adjusted EBITDA increased 22% for the year ended December 31, 2022 compared to the prior year period primarily driven by an increase in revenue driven by subscription and payments processing. These improvements were partially offset by supply chain challenges and increased fuel costs which drove up component and other costs, particularly in transaction services and hardware.

Digital Banking Adjusted EBITDA increased 6% for the year ended December 31, 2022 compared to the prior year period driven by an increase in recurring revenue.

Payments & Network Adjusted EBITDA increased by 70% for the year ended December 31, 2022 compared to the prior year period. This was primarily due to additional payments processing revenue from the acquisition of Cardtronics, which occurred in the second quarter of 2021. Payments & Network Adjusted EBITDA for the year ended December 31, 2022 has been negatively impacted by higher interest rates, which increases the cost of our vault cash rental obligations.

Self-Service Banking Adjusted EBITDA declined 3% for the year ended December 31, 2022 compared to the prior year period primarily due to supply chain challenges and increased fuel costs which drove up component and other costs, particularly in ATM hardware, hardware maintenance and transaction services. These headwinds were partially offset by an increase in recurring revenue.

Corporate and Other Adjusted EBITDA loss increased 8% for the year ended December 31, 2022 compared to the prior year period primarily due to infrastructure costs of the Cardtronics business that was acquired on June 21, 2021.

For the year ended December 31, 2021 compared to the year ended December 31, 2020

Retail, Hospitality, Payments & Network and Self-Service Banking Adjusted EBITDA increased for the year ended December 31, 2021 compared to 2020 primarily driven by higher revenue as well as benefits realized from cost reduction actions taken in the prior year.

Digital Banking Adjusted EBITDA decreased 6% for the year ended December 31, 2021 compared to the prior year period due to an increase in research and development spend on strategic initiatives and an increase in other operating expenses, partially offset by higher revenue.

Corporate and Other Adjusted EBITDA loss increased for the year ended December 31, 2021 compared to 2020 driven by lower revenue in the telecommunications and technology business as well as infrastructure costs of the Cardtronics business that was acquired on June 21, 2021, partially offset by benefits realized from cost reduction actions taken in the prior year.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $447 million for the year ended December 31, 2022 compared to cash provided by operating activities of $1.077 billion for the year ended December 31, 2021. The decrease in cash provided by operating activities was driven by the unfavorable movement in net working capital accounts, partially offset by cash received upon termination of interest rate swap contracts in the first and second quarters of 2022. Additionally, cash provided by operating activities in the year ended December 31, 2021 reflects the agreement entered into during the third quarter of 2021 to sell short-term receivables from certain trade accounts to an unaffiliated financial institution, which provided a $300 million benefit to operating cash flows. Refer to Note 6, "Trade Receivables Facility", of the Notes to Consolidated Financial Statements included in this Form 10-K for more information.

NCR's management uses a non-GAAP measure called "free cash flow" to assess the financial performance of the Company. We define free cash flow as net cash provided by (used in) operating activities less capital expenditures for property, plant and equipment, less additions to capitalized software, plus/minus restricted cash settlement activity, plus acquisition-related items, less the impact from the initial sale of trade accounts receivables under the agreement entered into during the third quarter of 2021, and plus pension contributions and settlements. We believe free cash flow information is useful for investors because it relates the operating cash flows from the Company's continuing and discontinued operations to the capital that is spent to continue and improve business operations. In particular, free cash flow indicates the amount of cash available after capital expenditures for, among other things, investments in the Company's existing businesses, strategic acquisitions, repurchases of NCR stock and repayment of debt obligations. Free cash flow does not represent the residual cash flow available for discretionary expenditures, since there may be other non-discretionary expenditures that are not deducted from the measure. Free cash flow does not have a uniform definition under GAAP, and therefore NCR's definition may differ from other companies' definitions of this measure. This non-GAAP measure should not be considered a substitute for, or superior to, cash flows from operating activities under GAAP.

The table below reconciles net cash provided by (used in) operating activities, the most directly comparable GAAP measure, to NCR's non-GAAP measure of free cash flow for the years ended December 31:

In millions	2022	2021	2020
Net cash provided by operating activities	$ 447	$1,077	$ 641
Expenditures for property, plant and equipment	(92)	(106)	(31)
Additions to capitalized software	(285)	(242)	(232)
Restricted cash settlement activity	27	(41)	—
Transaction costs	—	55	—
Initial sale of trade account receivables	—	(300)	—
Pension contributions	67	17	89
Free cash flow (non-GAAP)	$ 164	$ 460	$ 467

Excluding the impact of the initial sale of trade accounts receivables in 2021, in 2022, net cash provided by operating activities decreased $330 million, which contributed to a net decrease in free cash flow of $296 million in comparison to 2021. Capital expenditures for property, plant and equipment decreased $14 million primarily due to one-time spending in 2021 that did not reoccur in 2022 related to leasehold improvements as well as strategic investment decisions in response to macroeconomic challenges. Additions to capitalized software increased $43 million as the Company continued to focus on investment in our strategic growth platforms.

Financing activities and certain other investing activities are not included in our calculation of free cash flow. Other investing activities primarily include business acquisitions, divestitures and investments. During the year ended December 31, 2022, the payments for business combinations was $13 million, net of cash acquired, for the cash consideration paid primarily related to the acquisition of the India ATM Business of FIS Payment Solutions & Services Private Limited completed in July of 2022 and the LibertyX acquisition completed in January of 2022. The LibertyX acquisition was completed via issuance of NCR common stock in exchange for the outstanding shares of LibertyX.

Our financing activities include borrowings and repayments of credit facilities and notes. Financing activities during the year ended December 31, 2022 also included dividends paid on the Series A preferred stock of $15 million, proceeds from employee stock plans of $31 million as well as tax withholding payments on behalf of employees for stock based awards that vested of $59 million.

Long Term Borrowings The Senior Secured Credit Facility consists of term loan facilities in an aggregate principal amount of $2.06 billion, of which $1.88 billion was outstanding as of December 31, 2022. Additionally, the Senior Secured Credit Facility provides for a five-year Revolving Credit Facility with an aggregate principal amount of $1.3 billion, of which $523 million was outstanding as of December 31, 2022. The Revolving Credit Facility also contains a sub-facility to be used for letters of credit, and as of December 31, 2022, there were $29 million letters of credit outstanding.

As of December 31, 2022, we had outstanding $1.2 billion in aggregate principal balance of 5.125% senior unsecured notes due in 2029, $500 million in aggregate principal balance of 5.750% senior unsecured notes due in 2027, $650 million aggregate principal balance of 5.000% senior unsecured notes due in 2028, $500 million in aggregate principal balance of 6.125% senior unsecured notes due in 2029, and $450 million in aggregate principal balance of 5.250% senior unsecured notes due in 2030.

Additionally, in December 2022, the Company entered into a borrowing agreement with Banc of America Leasing & Capital, LLC to direct funds to NCR in exchange for installment repayments and for security interest in ATM equipment in corresponding ATM-as-a-Service ("ATMaaS") contracts. The total amount available under the financing program is $20 million with repayment terms up to four years. As of December 31, 2022, total debt outstanding under the financing program was $12 million with a weighted average interest rate of 7.21% and a weighted average term of 3.7 years.

See Note 5, "Debt Obligations", of the Notes to Consolidated Financial Statements included in Item 8 of this Report for further information on the Senior Secured Credit Facility.

Employee Benefit Plans In 2023, we expect to make contributions of $20 million to our international pension plans, $75 million to our postemployment plan and $2 million to our postretirement plan. See Note 9, "Employee Benefit Plans", of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report for additional discussion on our pension, postemployment and postretirement plans.

Series A Convertible Preferred Stock In 2015, NCR issued 820,000 shares of Series A Convertible Preferred Stock. As of December 31, 2022, there were approximately 300,000 shares that remained issued and outstanding with a redemption value of approximately $276 million. Holders of Series A Convertible Preferred Stock are entitled to a cumulative dividend at the rate of 5.5% per annum, which was payable quarterly in arrears and payable in-kind for the first sixteen dividend payments, after which, beginning in the first quarter of 2020, are payable in cash or in-kind at the option of the Company. During the years ended December 31, 2022 and 2021, the Company paid cash dividends of $15 million. The holders also have certain redemption rights or put rights, including the right to require us to repurchase all or any portion of the Series A Convertible Preferred Stock on any date during the three months commencing on and immediately following March 16, 2024 and the three months commencing on and immediately following every third anniversary of such date, at 100% of the liquidation preference plus all accrued but unpaid dividends.

Additionally, the Series A Convertible Preferred Stock is convertible at the option of the holders at any time into shares of common stock at a conversion price of $30.00 per share, or a conversion rate of 33.333 shares of common stock per share of Series A Convertible Preferred Stock. As of December 31, 2022 and 2021, the maximum number of common shares that could be required to be issued upon conversion of the outstanding shares of the Series A Convertible Preferred Stock was 9.2 million shares which would represent approximately 6% of our outstanding common stock as of December 31, 2022 including the preferred shares on an as-converted basis.

Cash and Cash Equivalents Held by Foreign Subsidiaries Cash and cash equivalents held by the Company's foreign subsidiaries were $419 million and $412 million at December 31, 2022 and 2021, respectively. Under current tax laws and regulations, if cash and cash equivalents and short-term investments held outside the U.S. are distributed to the U.S. in the form of dividends or otherwise, we may be subject to additional U.S. income taxes and foreign withholding taxes, which could be significant.

Summary As of December 31, 2022, our cash and cash equivalents totaled $505 million and our total debt was $5.71 billion. Our borrowing capacity under our senior secured credit facility was $748 million at December 31, 2022. Our ability to generate positive cash flows from operations is dependent on general economic conditions, and the competitive environment in our industry, and is subject to the business and other risk factors described in Item 1A of Part I of this Report. If we are unable to generate sufficient cash flows from operations, or otherwise comply with the terms of our credit facilities, we may be required to seek additional financing alternatives.

We believe that we have sufficient liquidity based on our current cash position, cash flows from operations and existing financing to meet our expected pension, postemployment, and postretirement plan contributions, remediation payments related to environmental matters, debt servicing obligations, payments related to transformation and restructuring initiatives, and our operating requirements for the next twelve months, and in the long-term (i.e., beyond December 31, 2023) to meet our material cash requirements.

Material Cash Requirements from Contractual and Other Obligations In the normal course of business, we enter into various contractual obligations that impact, or could impact, the liquidity of our operations. The following table and discussion outlines our material obligations as of December 31, 2022 on an undiscounted basis, with projected cash payments in the years shown:

In millions	Total Amounts	2023	2024-2025	2026-2027	2028 & Thereafter
Debt obligations	$5,714	$ 104	$ 211	$2,599	$2,800
Interest on debt obligations	1,641	318	640	429	254
Estimated environmental liability payments	104	21	33	17	33
Lease obligations	561	112	140	94	215
Purchase obligations	1,135	1,118	9	8	—
Total obligations	$9,155	$1,673	$1,033	$3,147	$3,302

For purposes of this table, we used interest rates as of December 31, 2022 to estimate the future interest on debt obligations outstanding as of December 31, 2022 and have assumed no voluntary prepayments of existing debt. See Note 5, "Debt Obligations" of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report for additional disclosure related to our debt obligations and the related interest rate terms.

The estimated environmental liability payments included in the table of material cash requirements shown above are related primarily to the Kalamazoo River and Ebina environmental matters. As of December 31, 2022, all of the Company's remedial obligations for the Fox River matter have been completed. For the Kalamazoo River and Ebina matters, the amounts shown are our expected payments, net of the payment obligations of co-obligors and an estimate for payments to be received from indemnification parties. For additional information, refer to Note 10, "Commitments and Contingencies", of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report.

Our lease obligations are primarily for future rental amounts for our world headquarters in Atlanta, Georgia, as well as for certain sales and manufacturing facilities in various domestic and international locations and leases related to equipment and vehicles.

Purchase obligations represent committed purchase orders and other contractual commitments for goods or services. The purchase obligation amounts were determined through information in our procurement systems and payment schedules for significant contracts. Included in the amounts are committed payments in relation to the long-term service agreement with Accenture under which NCR's transaction processing activities and functions are performed.

We have a liability related to our uncertain tax positions. Due to the nature of the underlying liabilities and the extended time often needed to resolve income tax uncertainties, we cannot make reliable estimates of the amount or timing of cash payments that may be required to settle these liabilities. For additional information, refer to Note 7, "Income Taxes", of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report.

Our U.S. and international employee benefit plans, which are described in Note 9, "Employee Benefit Plans", of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report, could require significant future cash payments. In 2022, we made a $50 million discretionary contribution to our U.S. pension plan. We do not expect mandatory contributions until 2026 based on current funding requirements and assuming the Company does not complete any further actions, including, but not limited to, a further pre-fund or de-risking action. The funded status of NCR's U.S. pension plan is an underfunded position of $407 million as of December 31, 2022 compared to an underfunded position of $503 million as of December 31, 2021. Our international retirement plans were in an underfunded position of $8 million as of December 31, 2022, as compared to a funded position of $1 million as of December 31, 2021. The improvement in the underfunded position of the U.S. pension plan is due to the $50 million discretionary contribution made in 2022 and the impact of an increase in discount rates in measuring the benefit obligation, partially offset by the impact of economic downturns on the value of plan assets. The increase in our underfunded position of international plans is primarily attributable to the impact of economic downturns on the value of plan assets, partially offset by an increase in discount rates in measuring the benefit obligation. Contributions to international pension plans are expected to be approximately $20 million in 2023.

We also have product warranties that may affect future cash flows. These items are not included in the table of obligations shown above, but are described in detail in Note 10, "Commitments and Contingencies", of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report.

Our senior secured credit facility and the indentures for our senior unsecured notes include affirmative and negative covenants that restrict or limit our ability to, among other things, incur indebtedness; create liens on assets; engage in certain fundamental corporate changes or changes to our business activities; make investments; sell or otherwise dispose of assets; engage in sale-leaseback or hedging transactions; pay dividends or make similar distributions; repay other indebtedness; engage in certain affiliate transactions; or enter into agreements that restrict our ability to create liens, pay dividends or make loan repayments. Our senior secured credit facility also includes financial covenants that require us to maintain a consolidated leverage ratio not to exceed 4.75 to 1.00 on the last day of any fiscal quarter ending on or after December 31, 2022.

The Company has the option to elect to increase the maximum permitted leverage ratio for the periods described in the foregoing clause (iii) by 0.25 in connection with the consummation of any material acquisition (as defined in the Senior Secured Credit Facility) for three fiscal quarters. At December 31, 2022, the maximum consolidated leverage ratio under the Senior Secured Credit Facility was 4.75 to 1.00.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of these financial statements, we are required to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. These assumptions, estimates and judgments are based on historical experience and are believed to be reasonable at the time. However, because future events and their effects cannot be determined with certainty, the determination of estimates requires the exercise of judgment. Our critical accounting policies are those that require assumptions to be made about matters that are highly uncertain. Different estimates could have a material impact on our financial results. Judgments and uncertainties affecting the application of these policies and estimates may result in materially different amounts being reported under different conditions or circumstances. Our management continually reviews these assumptions, estimates and judgments to ensure that our financial statements are presented fairly and are materially correct.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require significant management judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results are discussed in the paragraphs below. Our senior management has reviewed these critical accounting estimates and related disclosures with our independent registered public accounting firm and the Audit Committee of our Board of Directors. See Note 1, "Basis of Presentation and Significant Accounting Policies", of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, which contains additional information regarding our accounting policies and other disclosures required by GAAP.

Revenue Recognition We enter into contracts to sell our products and services, which may be sold separately or bundled with other products and services. As a result, interpretation and judgment are sometimes required to determine the appropriate accounting for these transactions, including: (1) whether performance obligations are considered distinct that should be accounted for separately versus together, how the price should be allocated among the performance obligations, and when to recognize revenue for each performance obligation; (2) developing an estimate of the stand-alone selling price, or SSP, of each distinct performance obligation; (3) combining contracts that may impact the allocation of the transaction price between product and services; and (4) estimating and accounting for variable consideration, including rights of return, rebates, expected penalties or other price concessions as a reduction of the transaction price.

Our estimates of SSP for each performance obligation require judgment that considers multiple factors, including, but not limited to, historical discounting trends for products and services, pricing practices in different geographies and industries, gross margin objectives, and internal costs. Our estimates for rights of return and rebates are based on historical sales returns and credits, specific criteria outlined in customer contracts or rebate agreements, and other factors known at the time. Our estimates for expected penalties and other price concessions are based on historical trends and expectations regarding future occurrence.

Changes in judgments with respect to these assumptions and estimates could impact the timing or amount of revenue recognition. Additional information regarding our revenue recognition policy is included in Note 1, "Basis of Presentation and Significant Accounting Policies", in the Notes to Consolidated Financial Statements.

Inventory Valuation We assess the valuation of our inventory on a periodic basis and make adjustments to the value to properly provide for potential exposure due to slow-moving, excess, obsolete or unusable inventory. Inventories are written down to net realizable value based on forecasted usage of part, sales orders, technological obsolescence and inventory aging. These factors can be impacted by market conditions, technology changes, changes in strategic direction, and customer demand and require estimates and management judgment that may include elements that are uncertain. On a quarterly basis, we review the current net realizable value of inventory and adjust for any inventory exposure due to age, obsolescence, or excess of cost over net realizable value.

Goodwill Goodwill is tested at the reporting unit level for impairment on an annual basis during the fourth quarter or more frequently if certain events occur indicating that the carrying value of goodwill may be impaired. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, a decision to sell a business, unanticipated competition, or slower growth rates, among others. Consistent with the examples of such events and circumstances given in the accounting guidance, we believe that a goodwill impairment test should be performed immediately before and after a reorganization of our reporting structure when the reorganization would affect the composition of one or more of our reporting units. In this circumstance, performing the impairment test immediately before and after the reorganization would help to confirm that the reorganization is not potentially masking a goodwill impairment charge.

In the evaluation of goodwill for impairment, we have the option to perform a qualitative assessment to determine whether further impairment testing is necessary or to perform a quantitative assessment by comparing the fair value of a reporting unit to its carrying amount, including goodwill. Under the qualitative assessment, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. If under the quantitative assessment the fair value of a reporting unit is less than its carrying amount, then the amount of the impairment loss, if any, is determined based on the amount by which the carrying amount exceeds the fair value up to the total value of goodwill assigned to the reporting unit. Fair values of the reporting units are estimated using a weighted methodology considering the output from both the income and market approaches. The income approach incorporates the use of a discounted cash flow ("DCF") analysis. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including revenue growth rates, EBITDA margins and discount rates. Several of these assumptions vary among reporting units. The cash flow forecasts are generally based on approved strategic operating plans. The market approach is performed using the Guideline Public Companies ("GPC") method which is based on earnings multiple data. We perform a reconciliation between our market capitalization and our estimate of the aggregate fair value of the reporting units, including consideration of a control premium.

Valuation of Long-lived Assets and Amortizable Other Intangible Assets We perform impairment tests for our long-lived assets if an event or circumstance indicates that the carrying amount of our long-lived assets may not be recoverable. In response to changes in industry and market conditions, we may also strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses. Such activities could result in impairment of our long-lived assets or other intangible assets. We also are subject to the possibility of impairment of long-lived assets arising in the ordinary course of business. We consider the likelihood of impairment if certain events occur indicating that the carrying value of the long-lived assets may be impaired and we may recognize impairment if the carrying amount of a long-lived asset or intangible asset is not recoverable from its undiscounted cash flows. Impairment is measured as the difference between the carrying amount and the fair value of the asset. We use both the income approach and market approach to estimate fair value. Our estimates of fair value are subject to a high degree of judgment since they include a long-term forecast of future operations. Accordingly, any value ultimately derived from our long-lived assets may differ from our estimate of fair value.

We make strategic acquisitions that may have a material impact on our consolidated results of operations or financial position. We allocate the purchase price of acquired businesses to the assets acquired and liabilities assumed in the transaction at their estimated fair values. The estimates used to determine the fair value of long-lived assets, such as intangible assets, can be complex and require significant judgments. We use information available to us to make fair value determinations and engage independent valuation specialists, when necessary, to assist in the fair value determination of significant acquired long-lived assets. The determination of fair value requires estimates about cash flow forecasts, discount rates, revenue growth rates, EBITDA margin, customer attrition rate, and other future events that are judgmental in nature. While we use our best estimates and assumptions as a part of the purchase price allocation process, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Any adjustments subsequent to the measurement period are recorded to our consolidated statements of income. We are also required to estimate the useful lives of intangible assets to determine the amount of acquisition-related intangible asset amortization expense to record in future periods. Additional information regarding our acquisitions is included in Note 2, "Business Combinations", in Notes to Consolidated Financial Statements.

Pension, Postretirement and Postemployment Benefits We sponsor domestic and foreign defined benefit pension and postemployment plans as well as domestic postretirement plans. As a result, we have significant pension, postretirement and postemployment benefit costs, which are developed from actuarial valuations. Actuarial assumptions attempt to anticipate future events and are used in calculating the expense and liability relating to these plans. These factors include assumptions we make about interest rates, expected investment return on plan assets, involuntary turnover rates, and rates of future compensation increases. In addition, our actuarial consultants advise us about subjective factors such as withdrawal rates and mortality rates to use in our valuations. We generally review and update these assumptions on an annual basis at the end of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension, postretirement or postemployment benefits expense we have recorded or may record. Ongoing pension, postemployment and postretirement expense impacts all of our segments. Pension mark-to-market adjustments, settlements, curtailments and special termination benefits are excluded from our segment results as those items are not included in the evaluation of segment performance. See Note 4, "Segment Information and Concentrations", in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for a reconciliation of our segment results to income from operations.

The key assumptions used in developing our 2022 expense were discount rates of 2.7% for our U.S. pension plan and 1.9% for our postretirement plan, and an expected return on assets assumption of 5.0% for our U.S. pension plan in 2022. The U.S. plan represented 65% of the pension obligation and 100% of the postretirement plan obligation as of December 31, 2022. Holding all other assumptions constant, a 0.25% change in the discount rate used for the U.S. plan would have increased or decreased 2022 ongoing pension expense by approximately $3 million and would have had an immaterial impact on 2022 postretirement income. A 0.25% change in the expected rate of return on plan assets assumption for the U.S. pension plan would have increased or decreased 2022 ongoing pension expense by approximately $3 million. Our expected return on plan assets has historically been and will likely continue to be material to net income. For 2023, we intend to use discount rates of 5.3% and 5.2% in determining the U.S. pension and postretirement expense, respectively. We intend to use an expected rate of return on assets assumption of 7.0% for the U.S. pension plan.

We recognize additional changes in the fair value of plan assets and net actuarial gains or losses of our pension plans upon remeasurement, which occurs at least annually in the fourth quarter of each year. The remaining components of pension expense, primarily net service cost, interest cost, and the expected return on plan assets, are recorded on a quarterly basis as ongoing pension expense. While it is required that we review our actuarial assumptions each year at the measurement date, we generally do not change them between measurement dates. We use a measurement date of December 31 for all of our plans. Changes in assumptions or asset values may have a significant effect on the annual measurement of expense or income in the fourth quarter.

The most significant assumption used in developing our 2022 postemployment plan expense is the assumed rate of involuntary turnover of 3.8%. The involuntary turnover rate is based on historical trends and projections of involuntary turnover in the future. A 0.25% change in the rate of involuntary turnover would have increased or decreased 2022 expense by approximately $2 million. The sensitivity of the assumptions described above is specific to each individual plan and not to our pension, postretirement and postemployment plans in the aggregate. We intend to use an involuntary turnover assumption of 3.8% in determining the 2023 postemployment expense.

Environmental and Legal Contingencies Each quarter, we review the status of each claim and legal proceeding and assess our potential financial exposure. If the potential loss from any claim or legal proceeding would be material and is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. To the extent that the amount of such a probable loss is estimable only by reference to a range of equally likely outcomes, and no amount within the range appears to be a better estimate than any other amount, we accrue the amount at the low end of the range. Because of uncertainties related to these matters, the use of estimates, assumptions and judgments, and external factors beyond our control, accruals are based on the best information available at the time. At environmental sites, or portions of environmental sites, where liability is determined to be probable but a remedy has not yet been determined, we accrue for the costs of investigations and studies for the affected areas but not for the costs of remediation. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position. When insurance carriers or third parties have agreed to pay any amounts related to costs, and we believe that it is probable that we can collect such amounts, those amounts are reflected as receivables in our Consolidated Balance Sheet.

The most significant legal contingencies impacting our Company are the Fox River, Kalamazoo River, and Ebina matters, which are further described in detail in Note 10, "Commitments and Contingencies", in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report. NCR has been identified as a potentially responsible party ("PRP") at both the Fox River and Kalamazoo River sites.

As described below and in Note 10, "Commitments and Contingencies", in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, while litigation activities have been concluded with respect to the Fox River matter and while the Company has engaged in cooperative regulatory compliance activities with the government of Japan with respect to the Ebina matter, the extent of our potential liabilities continues to be subject to significant uncertainties. The uncertainties related to the Kalamazoo River matter include the total cost of clean-up as well as the solvency and willingness of the co-obligors or indemnitors, and other responsible parties, to pay. As relates to Fox River, uncertainties remain with respect to the final reconciliation of the indemnitors' payment obligations. The uncertainties related to the Ebina matter include total cost of clean-up subject to approval by government agencies in Japan.

Our net reserves for the Fox River matter, the Kalamazoo River matter and the Ebina matter, as of December 31, 2022 were approximately $22 million, $90 million, and $7 million, respectively, as further discussed in Note 10, "Commitments and Contingencies", in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report. The Company regularly re-evaluates the assumptions used in determining the appropriate reserve for these matters as additional information becomes available and, when warranted, makes appropriate adjustments.

Income Taxes We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are anticipated to be settled or realized.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on our expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and our tax methods of accounting. As a result of this determination, we had valuation allowances of $448 million as of December 31, 2022 and $368 million as of December 31, 2021, related to certain deferred income tax assets, primarily tax loss carryforwards, in jurisdictions where there is uncertainty as to the ultimate realization of a benefit from those tax assets.

If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, or if the tax laws change unfavorably, then we could be required to increase our valuation allowance against our deferred tax assets, resulting in an increase in our effective tax rate.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized.

During 2019, we transferred certain intangible assets among our wholly-owned subsidiaries, which resulted in the establishment of deferred tax assets of $274 million. The establishment of deferred tax assets from intra-entity transfers of intangible assets required us to make significant estimates and assumptions to determine the fair value of such intangible assets. Critical estimates in valuing the intangible assets include, but are not limited to, internal revenue and expense forecasts, and discount rates. The sustainability of our future tax benefits is dependent upon the acceptance of these valuation estimates and assumptions by the taxing authorities.

The provision for income taxes may change period-to-period based on non-recurring events, such as the settlement of income tax audits and changes in tax laws, as well as recurring factors including the geographic mix of income before taxes, state and local taxes and the effects of various global income tax strategies. We maintain certain strategic management and operational activities in overseas subsidiaries and our foreign earnings are taxed at rates that are generally lower than in the United States. As of December 31, 2022, we did not provide for U.S. federal income taxes or foreign withholding taxes on approximately $3.7 billion of undistributed earnings of our foreign subsidiaries as such earnings are expected to be reinvested indefinitely. The amount of unrecognized deferred tax liability associated with these indefinitely reinvested earnings is approximately $152 million.

Refer to Note 7, "Income Taxes", in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for disclosures related to foreign and domestic pretax income, foreign and domestic income tax (benefit) expense and the effect foreign taxes have on our overall effective tax rate.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

A discussion of recently issued accounting pronouncements is described in Note 1, "Basis of Presentation and Significant Accounting Policies", of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, and we incorporate by reference such discussion in this MD&A.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to market risks primarily from changes in foreign currency exchange rates and interest rates. It is our policy to manage our foreign exchange exposure and debt structure in order to manage capital costs, control financial risks and maintain financial flexibility over the long term. In managing market risks, we employ derivatives according to documented policies and procedures, including foreign currency contracts and interest rate swaps. We do not use derivatives for trading or speculative purposes.

Foreign Exchange Risk

Since a substantial portion of our operations and revenue occur outside the United States, and in currencies other than the U.S. Dollar, our results can be significantly impacted by changes in foreign currency exchange rates. We have exposure to approximately 45 functional currencies and are exposed to foreign currency exchange risk with respect to our sales, profits and assets and liabilities denominated in currencies other than the U.S. Dollar. Although we use financial instruments to hedge certain foreign currency risks, we are not fully protected against foreign currency fluctuations and our reported results of operations could be affected by changes in foreign currency exchange rates. To manage our exposures and mitigate the impact of currency fluctuations on the operations of our foreign subsidiaries, we hedge our main transactional exposures through the use of foreign exchange forward and option contracts. This is primarily done through the hedging of foreign currency denominated inter-company inventory purchases by the marketing units and the foreign currency denominated inputs to our manufacturing units. All of these transactions are forecasted. If these contracts are designated as highly effective cash flow hedges, the gains or losses are deferred into accumulated other comprehensive income ("AOCI"). The gains or losses from derivative contracts that are designated as highly effective cash flow hedges related to inventory purchases are recorded in cost of products when the inventory is sold to an unrelated third party. Otherwise, the gains or losses from these contracts are recognized in earnings as exchange rates change. We also use derivatives not designated as hedging instruments consisting primarily of forward contracts to hedge foreign currency denominated balance sheet exposures. For these derivatives we recognize gains and losses in the same period as the remeasurement losses and gains of the related foreign currency-denominated exposures.

We utilize non-exchange traded financial instruments, such as foreign exchange forward and option contracts, that we purchase exclusively from highly rated financial institutions. We record these contracts on our balance sheet at fair market value based upon market price quotations from the financial institutions. We do not enter into non-exchange traded contracts that require the use of fair value estimation techniques, but if we did, they could have a material impact on our financial results.

For purposes of analyzing potential risk, we use sensitivity analysis to quantify potential impacts that market rate changes may have on the fair values of our hedge portfolio related to firmly committed or forecasted transactions. The sensitivity analysis represents the hypothetical changes in value of the hedge position and does not reflect the related gain or loss on the forecasted underlying transaction. A 10% appreciation in the value of the U.S. Dollar against foreign currencies from the prevailing market rates would have resulted in a corresponding decrease in the fair value of the hedge portfolio of $6 million as of December 31, 2022. A 10% depreciation in the value of the U.S. Dollar against foreign currencies from the prevailing market rates would have resulted in a corresponding increase in the fair value of the hedge portfolio of $6 million as of December 31, 2022. The Company expects that any increase or decrease in the fair value of the portfolio would be substantially offset by increases or decreases in the underlying exposures being hedged.

The U.S. Dollar was stronger in 2022 compared to 2021 based on comparable weighted averages for our functional currencies. This had an unfavorable revenue impact of 3% on 2022 compared to 2021. This excludes the effects of our hedging activities and, therefore, does not reflect the actual impact of fluctuations in exchange rates on our operating income.

Form 10-K

Interest Rate Risk

We are subject to interest rate risk principally in relation to variable-rate debt. Approximately 58% of our borrowings were on a fixed rate basis as of December 31, 2022. The increase in pre-tax interest expense for the year ended December 31, 2022 from a hypothetical 100 basis point increase in variable interest rates would be approximately $24 million. As of December 31, 2022, we do not have any outstanding interest rate derivative contracts related to our variable rate debt.

Additionally, as our ATM vault cash rental expense is based on market rates of interest, it is sensitive to changes in applicable interest rates in the respective countries in which we operate. We pay a monthly fee on the average outstanding vault cash balances in our ATMs under floating rate formulas based on a spread above various interbank offered rates. The increase in vault cash rental expense for the twelve months ended December 31, 2022 from a hypothetical 100 basis point increase in variable interest rates would be approximately $40 million, excluding the impact from outstanding interest rate swap agreements related to our vault cash.

We utilize interest rate swap contracts and interest rate cap agreements to add stability to interest expense and to manage exposure to interest rate movements as part of our interest rate risk management strategy. Payments and receipts related to interest rate cap agreements and interest rate swap contracts are included in cash flows from operating activities in the Consolidated Statements of Cash Flows. Refer to Note 14, "Derivatives and Hedging Instruments", for further information on our interest rate derivative contracts in effect as of December 31, 2022.

Concentrations of Credit Risk

We are potentially subject to concentrations of credit risk on accounts receivable and financial instruments, such as hedging instruments and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the balance sheet. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions as counterparties to hedging transactions, and monitoring procedures. Our business often involves large transactions with customers for which we do not require collateral. If one or more of those customers were to default in its obligations under applicable contractual arrangements, we could be exposed to potentially significant losses. Moreover, a prolonged downturn in the global economy could have an adverse impact on the ability of our customers to pay their obligations on a timely basis. We believe that the reserves for potential losses are adequate. As of December 31, 2022, we did not have any significant concentration of credit risk related to financial instruments.

Index to Financial Statements and Supplemental Data

Form 10-K

Item 8.   FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of NCR Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NCR Corporation and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive income (loss), of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Change in Reportable Segments and Assignment of Goodwill

As described in Notes 1, 3, and 4 to the consolidated financial statements, during 2022 the Company realigned its reportable segments to correspond with changes to its operating model, management structure and organizational responsibilities. In connection with the change in reportable segments, management determined the Company's reporting units and then reassigned the goodwill balance of $4,519 million to the new reporting units. Due to the change in reportable segments, management performed an interim goodwill impairment analysis immediately before and as of the effective date of January 1, 2022. As of January 1, 2022, goodwill assigned to each of the segments amounted to $988 million to Payments & Network, $595 million to Digital Banking, $1,534 million to Self-Service Banking, $981 million to Retail, $269 million to Hospitality, and $152 million to Other. Fair value was estimated using a weighted methodology considering the output from both the income and market approaches. The income approach incorporates the use of a discounted cash flow (DCF) analysis. A number of significant assumptions and estimates are involved in the application of the discounted cash flow model to forecast operating cash flows, including revenue growth rates, EBITDA margins and discount rates. The market approach is performed using the Guideline Public Companies (GPC) method which is based on earnings multiple data of peer companies.

The principal considerations for our determination that performing procedures relating to the change in reportable segments and assignment of goodwill is a critical audit matter are (i) the significant judgment by management when developing the fair value of estimate the reporting units; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to revenue growth rates, EBITDA margins and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Company's reporting units. These procedures also included, among others, (i) testing management's process for developing the fair value estimates; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the significant assumptions used by management related to revenue growth rates, EBITDA margins and discount rates. Evaluating management's assumptions related to revenue growth rates and EBITDA margins involved evaluating whether the assumptions used were reasonable considering (i) the current and past performance of the reporting units, (ii) the consistency with external market data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company's discounted cash flow model, and the reasonableness of management's significant assumption related to the discount rates.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
February 27, 2023

We have served as the Company's auditor since 1993.

NCR Corporation

Consolidated Statements of Operations

For the years ended December 31, (in millions, except per share amounts)	2022	2021	2020
Product revenue	$2,351	$2,193	$2,005
Service revenue	5,493	4,963	4,202
Total revenue	**7,844**	7,156	6,207
Cost of products	2,097	1,850	1,733
Cost of services	3,889	3,413	2,950
Selling, general and administrative expenses	1,152	1,151	1,069
Research and development expenses	217	268	234
Total operating expenses	**7,355**	6,682	5,986
Income from operations	**489**	474	221
Loss on extinguishment of debt	—	(42)	(20)
Interest expense	(285)	(238)	(218)
Other income (expense), net	7	90	(42)
Income (loss) from continuing operations before income taxes	**211**	284	(59)
Income tax expense (benefit)	148	186	(53)
Income (loss) from continuing operations	**63**	98	(6)
Income (loss) from discontinued operations, net of tax	(4)	—	(72)
Net income (loss)	**59**	98	(78)
Net income (loss) attributable to noncontrolling interests	(1)	1	1
Net income (loss) attributable to NCR	**$ 60**	$ 97	$ (79)
Amounts attributable to NCR common stockholders:			
Income (loss) from continuing operations	$ 64	$ 97	$ (7)
Series A convertible preferred stock dividends	(16)	(16)	(31)
Income (loss) from continuing operations attributable to NCR	48	81	(38)
Income (loss) from discontinued operations, net of tax	(4)	—	(72)
Net income (loss) attributable to NCR common stockholders	$ 44	$ 81	$ (110)
Income (loss) per share attributable to NCR common stockholders:			
Income (loss) per common share from continuing operations			
Basic	$ 0.35	$ 0.62	$ (0.30)
Diluted	$ 0.34	$ 0.58	$ (0.30)
Net income (loss) per common share			
Basic	$ 0.32	$ 0.62	$ (0.86)
Diluted	$ 0.31	$ 0.58	$ (0.86)
Weighted average common shares outstanding			
Basic	136.7	131.2	128.4
Diluted	141.2	139.0	128.4

The accompanying notes are an integral part of the Consolidated Financial Statements.

NCR Corporation

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31 (in millions)	2022	2021	2020
Net income (loss)	$ 59	$ 98	$ (78)
Other comprehensive income (loss):			
Currency translation adjustments			
Currency translation adjustments gain (loss)	(132)	(30)	15
Derivatives			
Unrealized gain (loss) on derivatives	152	9	(8)
Loss (gain) on derivatives arising during the period	(18)	1	7
Less income tax benefit (expense)	(33)	(2)	—
Employee benefit plans			
Prior service benefit	—	6	(1)
Amortization of prior service cost	(2)	(1)	(4)
Net (loss) gain arising during the period	25	(1)	(11)
Amortization of actuarial (loss) gain	—	(1)	(3)
Less income tax benefit (expense)	(4)	(1)	3
Other comprehensive income (loss)	(12)	(20)	(2)
Total comprehensive income (loss)	47	78	(80)
Less comprehensive income attributable to noncontrolling interests:			
Net income	(1)	1	1
Currency translation adjustments	(3)	—	—
Amounts attributable to noncontrolling interests	(4)	1	1
Comprehensive income (loss) attributable to NCR common stockholders	$ 51	$ 77	$ (81)

The accompanying notes are an integral part of the Consolidated Financial Statements.

NCR Corporation

Consolidated Balance Sheets

As of December 31 (in millions except per share amounts)	2022	2021
Assets		
Current assets		
Cash and cash equivalents	$ 505	$ 447
Accounts receivable, net of allowances of $34 and $24 as of December 31, 2022 and 2021, respectively	1,083	959
Inventories	772	754
Restricted cash	228	295
Prepaid and other current assets	494	421
Total current assets	3,082	2,876
Property, plant and equipment, net	663	703
Goodwill	4,540	4,519
Intangibles, net	1,145	1,316
Operating lease assets	371	419
Prepaid pension cost	212	300
Deferred income taxes	598	732
Other assets	896	776
Total assets	**$11,507**	$11,641
Liabilities and stockholders' equity		
Current liabilities		
Short-term borrowings	$ 104	$ 57
Accounts payable	942	826
Payroll and benefits liabilities	207	389
Contract liabilities	537	516
Settlement liabilities	250	263
Other current liabilities	673	757
Total current liabilities	2,713	2,808
Long-term debt	5,561	5,505
Pension and indemnity plan liabilities	614	789
Postretirement and postemployment benefits liabilities	91	119
Income tax accruals	97	116
Operating lease liabilities	353	388
Other liabilities	324	383
Total liabilities	9,753	10,108
Commitments and Contingencies (Note 10)		
Series A convertible preferred stock: par value $0.01 per share, 3.0 shares authorized, 0.3 shares issued and outstanding as of December 31, 2022 and 2021; redemption amount and liquidation preference of $276 as of December 31, 2022 and 2021	275	274
Stockholders' equity		
NCR stockholders' equity		
Preferred stock: par value $0.01 per share, 100.0 shares authorized, no shares issued and outstanding as of December 31, 2022 and 2021, respectively	—	—
Common stock: par value $0.01 per share, 500.0 shares authorized, 138.0 and 132.2 shares issued and outstanding as of December 31, 2022 and 2021, respectively	1	1
Paid-in capital	704	515
Retained earnings	1,075	1,031
Accumulated other comprehensive loss	(300)	(291)
Total NCR stockholders' equity	1,480	1,256
Noncontrolling interests in subsidiaries	(1)	3
Total stockholders' equity	1,479	1,259
Total liabilities and stockholders' equity	**$11,507**	$11,641

The accompanying notes are an integral part of the Consolidated Financial Statements.

Form 10-K

NCR Corporation

Consolidated Statements of Cash Flows

For the years ended December 31 (in millions)	2022	2021	2020
Operating activities			
Net income (loss)	$ 59	$ 98	$ (78)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Loss (income) from discontinued operations	4	—	72
Loss on debt extinguishment	—	42	20
Depreciation and amortization	610	517	364
Stock-based compensation expense	125	154	108
Deferred income taxes	60	89	(112)
Loss (gain) on disposal of property, plant and equipment and other assets	(10)	—	(1)
Loss on divestiture	9	—	—
Impairment of other assets	—	24	46
Bargain purchase gain on acquisition	—	—	(7)
Changes in assets and liabilities:			
Receivables	(216)	215	420
Inventories	(188)	(195)	168
Current payables and accrued expenses	29	255	(295)
Contract liabilities	(1)	(15)	2
Employee benefit plans	(61)	(147)	(51)
Other assets and liabilities	27	40	(15)
Net cash provided by operating activities	$ 447	$ 1,077	$ 641
Investing activities			
Expenditures for property, plant and equipment	$ (92)	$ (106)	$ (31)
Proceeds from sales of property, plant and equipment	10	1	7
Additions to capitalized software	(285)	(242)	(232)
Business acquisitions, net of cash acquired	(13)	(2,473)	(25)
Proceeds from divestiture, net	(2)	—	—
Purchases of short-term investments	—	(13)	(20)
Proceeds from sale of short-term investments	—	14	27
Other investing activities, net	(5)	(7)	(3)
Net cash used in investing activities	$ (387)	$(2,826)	$ (277)
Financing activities			
Short term borrowings, net	$ 1	$ —	$ —
Payments on term credit facilities	(63)	(107)	(12)
Borrowings on term credit facilities	—	1,505	4
Payments on revolving credit facilities	(1,192)	(1,650)	(1,998)
Borrowings on revolving credit facilities	1,333	1,756	1,535
Payments of senior unsecured notes	—	(400)	(1,300)
Proceeds from issuance of senior unsecured and other notes	12	1,200	1,500
Debt issuance costs and bridge commitment fees	—	(53)	(21)
Call premium paid on debt extinguishment	—	(37)	(15)
Cash paid for Series A Convertible Preferred Stock dividends	(15)	(15)	(9)
Repurchases of common stock	—	—	(41)
Tax withholding payments on behalf of employees	(59)	(50)	(28)
Proceeds from employee stock plans	31	44	17
Net change in client funds obligations	(28)	4	12
Repurchase of Series A Preferred shares	—	—	(144)
Principal payments for finance lease obligations	(15)	(17)	(13)
Other financing activities	(4)	(2)	(1)
Net cash provided by (used in) financing activities	$ 1	$ 2,178	$ (514)
Cash flows from discontinued operations			
Net cash provided by (used in) operating activities of discontinued operations	(20)	(68)	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(50)	(18)	(7)
Increase (decrease) in cash, cash equivalents and restricted cash	(9)	343	(157)
Cash, cash equivalents and restricted cash at beginning of period	749	406	563
Cash, cash equivalents and restricted cash at end of period	$ 740	$ 749	$ 406

The accompanying notes are an integral part of the Consolidated Financial Statements.

NCR Corporation

Consolidated Statements of Changes in Stockholders' Equity

in millions	Shares	Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interests in Subsidiaries	Total
	Common Stock						
		NCR Stockholders					
December 31, 2019	127	$ 1	$312	$1,060	$ (269)	$ 3	$1,107
Comprehensive income (loss):							
Net income (loss)	—	—	—	(79)	—	1	(78)
Other comprehensive income (loss)	—	—	—	—	(2)	—	(2)
Total comprehensive income (loss)	—	—	—	(79)	(2)	1	(80)
Employee stock purchase and stock compensation plans	4	—	97	—	—	—	97
Deemed dividend from redemption of Series A preferred stock	—	—	—	(12)	—	—	(12)
Repurchase of Company common stock	(2)	—	(41)	—	—	—	(41)
Series A convertible preferred stock dividends	—	—	—	(19)	—	—	(19)
Dividends paid to minority shareholder	—	—	—	—	—	(1)	(1)
December 31, 2020	129	$ 1	$368	$ 950	$ (271)	$ 3	$1,051
Comprehensive income (loss):							
Net income (loss)	—	—	—	97	—	1	98
Other comprehensive income (loss)	—	—	—	—	(20)	—	(20)
Total comprehensive income (loss)	—	—	—	97	(20)	1	78
Employee stock purchase and stock compensation plans	3	—	128	—	—	—	128
Fair value of converted Cardtronics awards attributable to pre-combination services	—	—	19	—	—	—	19
Series A convertible preferred stock dividends	—	—	—	(16)	—	—	(16)
Dividends paid to minority shareholder	—	—	—	—	—	(1)	(1)
December 31, 2021	132	$ 1	$515	$1,031	$ (291)	$ 3	$1,259
Comprehensive income (loss):							
Net income (loss)	—	—	—	60	—	(1)	59
Other comprehensive income (loss)	—	—	—	—	(9)	(3)	(12)
Total comprehensive income (loss)	—	—	—	60	(9)	(4)	47
Employee stock purchase and stock compensation plans	5	—	121	—	—	—	121
Stock issued in acquisition of LibertyX	1	—	68	—	—	—	68
Series A convertible preferred stock dividends	—	—	—	(16)	—	—	(16)
December 31, 2022	138	$ 1	$704	$1,075	$ (300)	$ (1)	$1,479

The accompanying notes are an integral part of the Consolidated Financial Statements.

Form 10-K

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business NCR Corporation ("NCR", the "Company", "we" or "us") was originally incorporated in 1884 and is a software- and services-led enterprise technology provider that runs stores, restaurants and self-directed banking for our customers, which includes businesses of all sizes. Our software platform, which runs in the cloud and includes microservices and APIs that integrate with our customers' systems, and our NCR-as-a-Service solutions bring together all of the capabilities and competencies of NCR to power the technology to run our customers' operations. Our portfolio includes digital first software and services offerings for banking, retailers and restaurants, as well as payments processing and networks, multi-vendor connected device services, automated teller machines ("ATMs"), self-checkout ("SCO"), point of sale ("POS") terminals and other self-service technologies. We also resell third-party networking products and provide related service offerings in the telecommunications and technology sector. Our solutions are designed to support our transition to becoming a software platform and payments company.

Change in reportable segments Effective January 1, 2022, the Company realigned its reportable segments to correspond with changes to its operating model, management structure and organizational responsibilities. The reportable segments effective January 1, 2022 include: Retail, Hospitality, Digital Banking, Payments & Network, and Self-Service Banking. Additionally, effective January 1, 2022, the Company manages Corporate & Other, which includes income and expenses that are not specifically attributable to an individual reportable segment and thus will be reflected only in consolidated results, as well as our telecommunications and technology business, an immaterial operating segment. We have reclassified prior period segment disclosures to conform to current period presentation. Refer to Note 4, "Segment Information and Concentrations", for additional information on our reportable segments.

Conflict in Eastern Europe The war in Eastern Europe and related sanctions imposed on Russia and related actors by the United States and other jurisdictions required us to commence the orderly wind down of our operations in Russia beginning in the first quarter of 2022. As of December 31, 2022, we have ceased operations in Russia and are in the process of dissolving our only subsidiary in Russia. As a result of these actions, our results for the year ended December 31, 2022 reflect the impact of the impairment and write down of the assets and liabilities of the entity, severance charges, the assessment of collectability on revenue recognition, and the residual operations of the entity. We recognized a pre-tax net loss of $22 million for the year ended December 31, 2022 related to these actions, recognized primarily in Cost of products, Cost of services and Selling, general and administrative expenses on the Consolidated Statements of Operations.

Announcement of Planned Separation On September 15, 2022, NCR announced a plan to separate into two independent, publicly traded companies—one focused on digital commerce, the other on ATMs. The separation is intended to be structured in a tax-free manner. The separation transaction will follow the satisfaction of customary conditions, including effectiveness of appropriate filings with the U.S. Securities and Exchange Commission, and the completion of audited financial statements. The current target is to complete the separation by the end of 2023. Should alternative options become available in the future that could deliver superior value to our shareholders than the planned separation, such as a whole or partial company sale of NCR, the Board of Directors remains open to considering alternative scenarios.

Use of Estimates The preparation of financial statements in accordance with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the periods reported.

Although our estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from our expectations, which could materially affect our results of operations and financial position. In particular, a number of estimates have been and will continue to be affected by the ongoing variants of the coronavirus ("COVID-19") pandemic, macroeconomic pressures and geopolitical challenges. The ultimate impact on our overall financial condition and operating results will depend on the duration and severity of the pandemic, supply chain challenges and cost escalations including materials, interest, labor and freight, and any additional governmental and public actions taken in response. As a result, our accounting estimates and assumptions may change over time as a consequence of the effects these external factors. Such changes could result in future impairments of goodwill, intangible assets, long-lived assets, incremental credit losses on accounts receivable and decreases in the carrying amount of our tax assets.

Evaluation of Subsequent Events The Company evaluated subsequent events through the date that our Consolidated Financial Statements were issued. Other than the items discussed within the Notes to Consolidated Financial Statements, no matters were identified that required adjustment of the Consolidated Financial Statements or additional disclosure.

Basis of Consolidation The consolidated financial statements include the accounts of NCR and its majority-owned subsidiaries. Long-term investments in affiliated companies in which NCR owns between 20% and 50%, and therefore, exercises significant influence, but which it does not control, are accounted for using the equity method. Investments in which NCR does not exercise significant influence (generally, when NCR has an investment of less than 20% and no significant influence, such as representation on the investee's board of directors) are accounted for using the cost method. All significant inter-company transactions and accounts have been eliminated. In addition, the Company is required to determine whether it is the primary beneficiary of economic income or losses that may be generated by variable interest entities in which the Company has such an interest. In circumstances where the Company determined it is the primary beneficiary, consolidation of that entity would be required. For the periods presented, no variable interest entities have been consolidated.

On June 21, 2021, we completed the acquisition of Cardtronics plc ("Cardtronics"). The December 31, 2021 year-to-date results include the operations of Cardtronics from June 21, 2021 to December 31, 2021. Refer to Note 2, "Business Combinations", for additional disclosure.

Reclassifications Certain prior-period amounts have been reclassified in the accompanying Consolidated Financial Statements and Notes thereto in order to conform to the current period presentation.

Revenue Recognition The Company records revenue, net of sales tax, when the following five steps have been completed:

- Identification of the contract(s) with a customer
- Identification of the performance obligation(s) in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, we satisfy performance obligations

The Company records revenue when, or as, performance obligations are satisfied by transferring control of a promised good or service to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for products and services. The Company evaluates the transfer of control primarily from the customer's perspective where the customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. The Company does not adjust the transaction price for taxes collected from customers, as those amounts are netted against amounts remitted to government authorities.

NCR enters contracts that include multiple distinct performance obligations, including hardware, software, professional consulting and managed services, payment processing services, installation services and maintenance support services. A promise to a customer is considered distinct when the product or service is both capable of being distinct, and distinct in the context of the contract. For these arrangements, the Company allocates the transaction price, at contract inception, to each distinct performance obligation on a relative standalone selling price basis. The primary method used to estimate standalone selling price is the price that the Company charges for that good or service when the Company sells it separately in similar circumstances to similar customers.

For hardware products, control is generally transferred when the customer has the ability to direct the use of and obtain substantially all of the remaining benefits of the products, which generally coincides with when the customer has assumed title and risk of loss of the goods sold. In certain instances, customer acceptance is required prior to the passage of title and risk of loss of the delivered products. In such cases, revenue is not recognized until the customer acceptance is obtained. Delivery, acceptance, and transfer of title and risk of loss generally occur in the same reporting period. NCR's customers may request that delivery and passage of title and risk of loss occur on a bill and hold basis. For the periods ending December 31, 2022, 2021, and 2020, the revenue recognized from bill and hold transactions approximated 1% of total revenue, respectively. Hardware products may also be included in an As-a-service package and sold in a bundle with managed services. In these packages, title to the hardware is not transferred to the customer and revenue is recognized in consideration of lease accounting standards, depending on the terms and conditions in the contract. Most hardware leases embedded in our As-a-service contracts qualify for classification as operating leases. Revenue from the hardware operating leases in an As-a-service package is recognized over the term of the contract, which is the same pattern and timing as the services in the contract.

Software products may be sold as perpetual licenses, term-based licenses, cloud-enabled and software as a service ("SaaS"). Perpetual license revenue is recognized at a point in time when control transfers to the customer and is reported within product revenue. Control is typically transferred when the customer takes possession of, or has access to, the software. Term-based license revenue is recognized at a point in time upon the commencement of the committed term of the contract, concurrent with the possession of the license, and reported within product revenue. The committed term of the contract is typically one month to one year due to customer termination rights. If the amount of consideration the Company expects to be paid in exchange for the licenses depends on customer usage, revenue is recognized when the usage occurs.

Software as a service (SaaS) primarily consists of fees to provide our customers access to our platform and cloud-based applications for a specified contract term. Revenue from SaaS contracts is recognized as variable consideration directly allocated based on customer usage or on a ratable basis over the contract term beginning on the date that our service is made available to the customer. SaaS is reported as part of our services revenue.

The Company sells some product solutions that include a combination of cloud-enabled and on-premise term-based software licenses for a specified contract term. Significant judgment is required to determine if the products and services represent distinct promises to the customer or if they should be combined into one performance obligation. When they are combined into one performance obligation, revenue is recognized ratably over the contract term for which the service is provided.

In addition to SaaS, our services revenue includes professional consulting, payment processing revenue, managed services, installation and maintenance support. Professional consulting primarily consists of software implementation, integration, customization and optimization services. Revenue from professional consulting contracts is recognized when the services are completed or customer acceptance of the service is received, if required. For installation and maintenance, control is transferred as the services are provided or ratably over the service period, or, if applicable, after customer acceptance of the service. For recurring services that we perform over a contract term, we analyze if the services are performed evenly throughout the term for fixed consideration. If so, we ratably recognize the corresponding consideration over the committed term. Otherwise, we apply the 'as invoiced' practical expedient, for performance obligations satisfied over time, if the amount we may invoice corresponds directly with the value to the customer of the Company's performance to date. This expedient permits us to recognize revenue in the amount we invoice the customer.

Payment processing revenue includes surcharge and other fees paid by cardholders and/or the cardholder's financial institutions for the use of processing services. Surcharge revenues are recognized daily as the associated transactions are processed. In addition, relative to ATM transactions, the Company typically receives a majority of the interchange fee paid by the cardholder's financial institution, net of the amount retained by the payment network, and recognizes the net amount received from the network as revenue. Relative to credit card processing, revenue is comprised of fees charged to the Company's customers, net of interchange fees and assessments charged by the credit card associations and payment networks, which are pass-through charges collected on behalf of the card issuers and payment networks.

Under our managed service agreements, the Company provides various forms of services, including monitoring, cash management, cash delivery, customer service, on-screen advertising, processing and other services, under one contract package. The Company typically receives a monthly service fee, fee per transaction, or fee per service provided in return for providing the agreed-upon services. The managed services fees are recognized as the related services are provided to the customers.

The Company also recognizes revenue related to branding arrangements and providing access to the Company's surcharge-free network and equipment. Customers may be charged on a per transaction basis or a fixed monthly fee. Under these arrangements, the Company is providing a series of distinct services with similar patterns of transfer to the customer. As a result, these arrangements create performance obligations that are satisfied over-time for which the Company has a right to consideration that corresponds directly with the value of the Company's performance completed to date. In conjunction with these arrangements, the Company recognizes revenue in the amount that it has a right to receive using the 'as invoiced' practical expedient described above. Revenues are generally recognized on a ratable basis over the contract term beginning on the date that our service is made available to the customer, except for transaction-based fee arrangements which are recognized daily as the transactions are processed. Any up-front fees associated with these arrangements are recognized ratably over the life of the arrangement.

The nature of our arrangements gives rise to several types of variable consideration including service level agreement credits, stock rotation rights, trade-in credits and volume-based rebates. At contract inception, we include this variable consideration in our transaction price when there is a basis to reasonably estimate the amount of the fee and it is probable there will not be a significant reversal. These estimates are generally made using the expected value method and a portfolio approach, based on historical experience, anticipated performance and our best judgment at the time. These estimates are reassessed at each reporting date. Because of our confidence in estimating these amounts, they are included in the transaction price of our contracts and the associated remaining performance obligations.

Payment terms with our customers are established based on industry and regional practices and generally do not exceed 30 days. We do not typically include extended payment terms in our contracts with customers. As a practical expedient, we do not adjust the promised amount of consideration for the effects of a significant financing component when we expect, at contract inception, that the period between our transfer of a promised product or service to a customer and when the customer pays for that product or service will be one year or less. If the period between transfer of the promised product or service and payment is more than one year, the Company analyzes whether a significant financing component is present. If so, the Company adjusts the total consideration to reflect the significant financing component.

We account for shipping and handling activities related to contracts with customers as costs to fulfill our promise to transfer the associated products, rather than as a separate performance obligation. Accordingly, we record amounts billed for shipping and handling costs as a component of net product sales, and classify such costs as a component of cost of products.

In addition to the standard product warranty, the Company periodically offers extended warranties to its customers in the form of product maintenance services. For maintenance contracts that have been combined with

Form 10-K

product contracts under the revenue guidance, the Company defers revenue at an amount based on the relative standalone selling price allocation, and recognizes the deferred revenue over the service term. For non-combined maintenance contracts, NCR defers the stated amount of the separately priced service and recognizes the deferred revenue over the service term.

Remaining Performance Obligations Remaining performance obligations represent the transaction price of contracts for which products have not been delivered or services have not been performed. As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $3.8 billion. The Company expects to recognize revenue on approximately three-quarters of the remaining performance obligations over the next 12 months, with the remainder recognized thereafter. The majority of our professional services are expected to be recognized over the next 12 months but this is contingent upon a number of factors, including customers' needs and schedules.

The Company has made three elections which affect the value of remaining performance obligations described above. We do not disclose remaining performance obligations for contracts where variable consideration is directly allocated based on usage or when the original expected duration is one year or less. Additionally, we do not disclose remaining performance obligations for contracts where we recognize revenue from the satisfaction of the performance obligation in accordance with the 'right to invoice' practical expedient.

Warranty and Sales Returns Provisions for product warranties and sales returns and allowances are recorded in the period in which NCR becomes obligated to honor the related right, which generally is the period in which the related product revenue is recognized. The Company accrues warranty reserves based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. When a sale is consummated, a warranty reserve is recorded based upon the estimated cost to provide the service over the warranty period. The Company accrues sales returns and allowances using percentages of revenue to reflect the Company's historical average of sales return claims.

Research and Development Costs Research and development costs primarily include payroll and benefit-related costs, contractor fees, facilities costs, infrastructure costs, and administrative expenses directly related to research and development support and are expensed as incurred, except certain software development costs are capitalized after technological feasibility of the software is established.

Advertising Advertising costs are recognized in selling, general and administrative expenses when incurred.

Stock-based Compensation Stock-based compensation represents the costs related to share-based awards granted to employees and non-employee directors. The Company's outstanding stock-based compensation awards are classified as equity. The Company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award and recognizes the cost over the requisite service period. Forfeitures are recognized as they occur. See Note 8, "Stock Compensation Plans", for further information on NCR's stock-based compensation plans.

Income Taxes Income tax expense is provided based on income before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are determined based on the enacted tax rates expected to apply in the periods in which the deferred assets or liabilities are expected to be settled or realized. NCR records valuation allowances related to its deferred income tax assets when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being sustained upon examination by authorities. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law and until such time that the related tax benefits are recognized.

Cash, Cash Equivalents, and Restricted Cash All short-term, highly liquid investments having original maturities of three months or less, including time deposits, are considered to be cash equivalents. As of December 31, 2022, the Company has restricted cash on deposit with a bank as collateral for letters of credit, funds held in escrow as well as cash included in settlement processing assets.

The reconciliation of cash, cash equivalents and restricted cash in the Consolidated Statements of Cash Flows is as follows:

In millions	Balance Sheet Location	December 31, 2022	December 31, 2021	December 31, 2020
Cash and cash equivalents	Cash and cash equivalents	**$505**	$447	$338
Short term restricted cash	Restricted cash	**8**	—	—
Long term restricted cash	Other assets	**7**	7	9
Funds held for client	Restricted cash	**—**	48	44
Cash included in settlement processing assets	Restricted cash	**220**	247	15
Total cash, cash equivalents and restricted cash		**$740**	$749	$406

Supplemental cash flow information Interest paid in cash was $268 million, $215 million, and $196 million for fiscal years 2022, 2021, and 2020, respectively. Income taxes paid in cash were $88 million, $84 million and $82 million for fiscal years 2022, 2021, and 2020, respectively.

Supplemental disclosures of noncash investing and financing activities During the twelve months ended December 31, 2022, we issued shares of the Company's common stock and assumed unvested outstanding option awards in the acquisition of Moon Inc., dba LibertyX, for total non-cash consideration of $68 million. In connection with the acquisition, we also assumed debt of $2 million. Refer to Note 2, "Business Combinations", for additional information on the LibertyX acquisition.

ATM Cash Management Program Our business includes the operation of ATMs under Company-owned ATM placements, merchant-owned ATM placements, and managed services. The Company relies on arrangements with various banks to provide the cash that it uses to fill its Company-owned, and in some cases merchant-owned and managed services ATMs. The Company refers to such cash as "vault cash". The Company pays a monthly rental fee based on the average outstanding vault cash balance, as well as fees related to the bundling and preparation of such cash prior to it being loaded in the ATMs. At all times, beneficial ownership of the cash is retained by the vault cash providers and the Company has no right or access to the cash except for the ATMs that are serviced by the Company's wholly-owned cash-in-transit operations in the United Kingdom. While the United Kingdom cash-in-transit operations have physical access to the cash loaded in the ATMs, beneficial ownership of that cash remains with the vault cash provider at all times. The Company's vault cash arrangements expire at various times through December 2027. Based on the foregoing, the ATM vault cash, and the related obligations, are not reflected in the consolidated financial statements. The average outstanding vault cash balance in the Company's ATMs for the year ended December 31, 2022 was approximately $4.1 billion.

Form 10-K

Accounts Receivable, net Accounts receivable, net includes amounts billed and currently due from customers as well as amounts unbilled that typically result from sales under contracts where revenue recognized exceeds the amount billed to the customer and where the Company has an unconditional right to consideration. The amounts due are stated at their net estimated realizable value.

The components of accounts receivable are summarized as follows:

In millions	December 31, 2022	December 31, 2021
Accounts receivable		
Trade	**$1,056**	$939
Other	**61**	44
Accounts receivable, gross	**1,117**	983
Less: allowance for credit losses	**(34)**	(24)
Total accounts receivable, net	**$1,083**	$959

Allowance for Credit Losses on Accounts Receivable Allowances for credit losses on accounts receivable are recognized when reasonable and supportable forecasts affect the expected collectability. This requires us to make our best estimate of the current expected losses inherent in our accounts receivable at each balance sheet date. These estimates require consideration of historical loss experience, adjusted for current conditions, forward looking indicators, trends in customer payment frequency and judgments about the probable effects of relevant observable data, including present and future economic conditions and the financial health of specific customers and market sectors. This policy is applied consistently among all of our operating segments. We continue to evaluate our reserves in light of the age and quality of our outstanding accounts receivable, risks to specific industries or countries, as well as the COVID-19 pandemic, and adjust the reserves accordingly.

Our allowance for credit losses as of December 31, 2022 and December 31, 2021 was $34 million and $24 million, respectively. For the year ended December 31, 2022, our allowance for credit losses charged to expense was $23 million. The Company recorded $13 million of write-offs against the reserve for the year ended December 31, 2022. For the year ending, December 31, 2021 our allowance for credit losses charged to expense was $2 million and the Company recorded $29 million of write-offs against the reserve.

Inventories Inventories are stated at the lower of cost or net realizable value, using the average cost method. Cost includes materials, labor and manufacturing overhead related to the purchase and production of inventories. Service parts are included in inventories and include reworkable and non-reworkable service parts. The Company regularly reviews inventory quantities on hand, future purchase commitments with suppliers and the estimated utility of inventory. If the review indicates a reduction in utility below carrying value, inventory is reduced to a new cost basis. Excess and obsolete write-offs are established based on forecasted usage, orders, technological obsolescence and inventory aging.

Contract Assets and Liabilities Contract assets include unbilled amounts where the right to payment is not solely subject to the passage of time. Amounts may not exceed their net realizable value. Contract liabilities consist of advance payments, billings in excess of revenue recognized and deferred revenue.

Our contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. If the net position is a contract asset, the current portion is included in Prepaid and other current assets and the non-current portion is included in Other assets in the Consolidated Balance Sheet. If the net position is a contract liability, the current portion is included in Contract liabilities and the non-current portion is included in Other liabilities in the Consolidated Balance Sheet. As of December 31, 2022, no contracts were in a net asset position.

The following table presents the net contract asset and contract liability balances:

In millions	Location in the Consolidated Balance Sheet	December 31, 2022	December 31, 2021
Current portion of contract liabilities . . .	Contract liabilities	**$537**	$516
Non-current portion of contract liabilities	Other liabilities	**$ 49**	$ 69

During the twelve months ended December 31, 2022, 2021, and 2020 the Company recognized $403 million, $447 million, and $407 million, respectively, in revenue that was included in contract liabilities as of December 31, 2021, 2020, and 2019, respectively.

Deferred Commissions Our incremental costs of obtaining a contract, which consist of certain sales commissions, primarily for our SaaS revenue, are deferred and amortized on a straight-line basis over the period of expected benefit. We determined the period of expected benefit by taking into consideration customer contracts, the estimated life of the customer relationship, including renewals when the renewal commission is not commensurate with the initial commission, the expected life of the underlying technology and other factors. We classify deferred commissions as current or non-current based on the timing of when we expect to recognize the expense. The current and non-current portions of deferred commissions are included in Prepaid and other current assets and Other assets, respectively, in the Consolidated Balance Sheets. Amortization of deferred commissions is included in Selling, general and administrative expenses in the Consolidated Statements of Operations.

Set-up Fees and Costs Fees for the design, configuration, implementation and installation related to the software applications that are provided as a service are recognized over the contract term, which is generally 5 years. The related costs incurred that are determined to be incremental and recoverable contract-specific costs are deferred and amortized over the period of benefit, which is generally 7 years.

Settlement Processing Assets and Obligations Funds settlement refers to the process of transferring funds for sales and credits between card issuers and merchants and, for ATM transactions, between card issuers and merchants or financial institutions. Depending on the type of transaction, either the credit card interchange system or the debit network is used to transfer the information and funds in either direction between the sponsoring bank and card issuing bank to complete the link between merchants or financial institutions and card issuers. In certain of our processing arrangements, merchant funding occurs after the sponsoring bank or the Company receives the funds from the card issuer through the card networks, creating a settlement obligation to the merchant or financial institution on the Company's Consolidated Balance Sheet. In a limited number of other arrangements, the sponsoring bank funds the merchants before it receives the net settlement funds from the card networks, creating a settlement asset on the Company's Consolidated Balance Sheet. Additionally, relative to credit card transactions, certain of the Company's sponsoring banks collect the gross revenue from the merchants, pay the interchange fees and assessments to the credit card associations, collect their fees for processing and pay the Company a net residual payment representing the Company's fees for the services. In these instances, the Company does not reflect the related settlement processing assets and obligations in its Consolidated Balance Sheet.

Settlement processing assets consist of settlement assets due from customers and receivables from merchants corresponding to the discount fee related to reimbursement of the interchange expense, our receivables from the processing bank or Electronic Funds Transfer ("EFT") network for transactions that have occurred and have been funded to merchants or financial institutions in advance of receipt of card association funding, restricted cash balances that are not yet due to merchants or financial institutions, merchant reserves held, sponsoring bank reserves and exception items, such as customer chargeback amounts receivable from merchants. Settlement processing obligations consist primarily of merchant reserves, our liability to the processing bank or merchant for transactions for which we have received funding from the members or networks but have not funded merchants or financial institutions as well as certain exception items. Settlement processing assets other than restricted cash are recorded within Prepaid and other current assets and settlement processing liabilities are recorded within Settlement liabilities in the Consolidated Balance Sheet. Cash related to settlement processing is recorded within Restricted cash in the Consolidated Balance Sheet. As of December 31, 2022 and 2021, settlement processing assets were $275 million and $287 million, respectively, and settlement processing liabilities were $250 million and $263 million, respectively. Settlement receivables are generally collected within four business days. Settlement obligations are generally paid within three business days, regardless of when the related settlement receivables are collected.

Capitalized Software Certain direct development costs associated with internal-use software are capitalized within Other assets and amortized over the estimated useful lives of the resulting software. NCR typically amortizes capitalized internal-use software on a straight-line basis over four to seven years beginning when the asset is substantially ready for use, as this is considered to approximate the usage pattern of the software. When it becomes probable that internal-use software being developed will not be completed or placed into service, the internal-use software is reported at the lower of the carrying amount or fair value.

Costs incurred for the development of software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These costs are included within Other assets and are amortized on a sum-of-the-years' digits or straight-line basis over the estimated useful lives ranging from three to five years, using the method that most closely approximates the sales pattern of the software. Amortization begins when the product is available for general release. Costs capitalized include direct labor and related overhead costs. Costs incurred prior to technological feasibility or after general release are expensed as incurred. NCR performs periodic reviews to ensure that unamortized program costs remain recoverable from future revenue. If future revenue does not support the unamortized program costs, the amount by which the unamortized capitalized cost of a software product exceeds the net realizable value is written off.

The following table identifies the activity relating to total capitalized software:

In millions	2022	2021	2020
Beginning balance as of January 1	$ 491	$ 442	$ 413
Capitalization	285	242	232
Amortization	(217)	(197)	(171)
Impairment	—	(24)	(32)
Capitalized software acquired and other adjustments	(5)	28	—
Ending balance as of December 31	$ 554	$ 491	$ 442

During the year ended December 31, 2021 and 2020, we recorded the write-off of certain internal and external-use software capitalization projects that are no longer considered strategic and as a result, the projects have been abandoned.

Goodwill and Other Intangible Assets Goodwill represents the excess of purchase price over the fair value of the net tangible and identifiable intangible assets of businesses acquired. Goodwill is tested at the reporting unit level for impairment on an annual basis during the fourth quarter or more frequently if certain events occur indicating that the carrying value of goodwill may be impaired. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, a decision to sell a business, unanticipated competition, or slower growth rates, among others. Consistent with the examples of such events and circumstances given in the accounting guidance, we believe that a goodwill impairment test should be performed immediately before and after a reorganization of our reporting structure when the reorganization would affect the composition of one or more of our reporting units. In this circumstance, performing the impairment test immediately before and after the reorganization would help to confirm that the reorganization is not potentially masking a goodwill impairment charge.

In the evaluation of goodwill for impairment, we have the option to perform a qualitative assessment to determine whether further impairment testing is necessary or to perform a quantitative assessment by comparing the fair value of a reporting unit to its carrying amount, including goodwill. Under the qualitative assessment, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. If, under the quantitative assessment, the fair value of a reporting unit is less than its carrying amount, then the amount of the impairment loss, if any, is determined based on the amount by which the carrying amount exceeds the fair value up to the total value of goodwill assigned to the reporting unit. Fair values of the reporting units are estimated using a weighted methodology considering the output from both the income and market approaches. The income approach incorporates the use of discounted cash flow ("DCF") analysis. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including revenue growth rates, EBITDA margins and discount rates. Several of these assumptions vary among reporting units. The cash flow forecasts are generally based on approved strategic operating plans. The market approach is performed using the Guideline Public Companies ("GPC") method which is based on earnings multiple data. We perform a reconciliation between our market capitalization and our estimate of the aggregate fair value of the reporting units, including consideration of a control premium. Refer to Note 3, "Goodwill and Purchased Intangible Assets", for further discussion.

Acquired intangible assets other than goodwill are amortized over their weighted average amortization period unless they are determined to be indefinite. Acquired intangible assets are carried at cost, less accumulated amortization. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish the carrying value. The fair value of acquired intangible assets is determined using common techniques, and the Company employs assumptions developed using the perspective of a market participant.

Property, Plant and Equipment Property, plant and equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets primarily on a straight-line basis. Machinery and other equipment are depreciated over 3 to 20 years and buildings over 25 to 45 years. Leasehold improvements are depreciated over the life of the lease or the asset, whichever is shorter. Assets classified as held for sale are not depreciated. Upon retirement or disposition of property, plant and equipment, the related cost and accumulated depreciation or amortization are removed from the Company's accounts, and a gain or loss is recorded. Depreciation expense related to property, plant and equipment was $193 million, $140 million, and $88 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Also reported in property and equipment are ATMs and the associated equipment the Company has acquired for future installation or has temporarily removed from service and plans to re-deploy. Significant refurbishment costs that extend the useful life of an asset, or enhance its functionality, are capitalized and depreciated over the estimated remaining life of the improved asset. Maintenance costs are expensed as incurred.

Valuation of Long-Lived Assets Long-lived assets such as property, plant and equipment and finite-lived intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable or in the period in which the held for sale criteria are met. For assets held and used, this analysis consists of comparing the asset's carrying value to the expected future cash flows to be generated from the asset on an undiscounted basis. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. Long-lived assets are reviewed for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified. Refer to Note 3, "Goodwill and Purchased Intangible Assets", for further discussion.

Form 10-K

Leasing The Company determines whether an arrangement is a lease at the inception of the arrangement based on the terms and conditions in the contract. A contract contains a lease if there is an identified asset and the Company has the right to control the asset.

Lessee We lease property, vehicles and equipment under operating and financing leases. For leases with terms greater than 12 months, we record the related asset and obligation at the present value of lease payments over the term. We determine the lease term by assuming the exercise of renewal options that are reasonably certain. Leases with a lease term of 12 months or less at inception are not recorded on our Consolidated Balance Sheet and are expensed on a straight-line basis over the lease term in our Consolidated Statement of Operations. Our leases may include rental escalation clauses, renewal options and/or termination options that are factored into our determination of lease payments when appropriate. When available, we use the rate implicit in the lease to discount lease payments to present value; however, most of our leases do not provide a readily determinable implicit rate. Therefore, we must estimate our incremental borrowing rate to discount the lease payments based on information available at lease commencement. Our incremental borrowing rate is based on a credit-adjusted risk-free rate at commencement date, which best approximates a secured rate over a similar term of lease. Additionally, we do not separate lease and non-lease components for any asset classes, except for those leases embedded in certain service arrangements. Fixed and in-substance fixed payments are included in the recognition of the operating and financing assets and lease liabilities, however, variable lease payments, other than those based on a rate or index, are recognized in the Consolidated Statements of Operations in the period in which the obligation for those payments is incurred. The Company's variable lease payments generally relate to payments tied to various indices, non-lease components and payments above a contractual minimum fixed payment.

Lessor We have various arrangements for certain point-of-sale equipment under which we are the lessor. These leases meet the criteria for operating lease classification. Lease income associated with these leases is not material.

Pension, Postretirement and Postemployment Benefits NCR has significant pension, postretirement and postemployment benefit costs, which are developed from actuarial valuations. Actuarial assumptions are established to anticipate future events and are used in calculating the expense and liabilities relating to these plans. These factors include assumptions the Company makes about interest rates, expected investment return on plan assets, rate of increase in healthcare costs, involuntary turnover rates, and rates of future compensation increases. In addition, NCR also uses subjective factors, such as withdrawal rates and mortality rates to develop the Company's valuations. NCR generally reviews and updates these assumptions on an annual basis. NCR is required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that NCR uses may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension, postretirement or postemployment benefits expense, and the related assets and liabilities, the Company has recorded or may record.

Environmental and Legal Contingencies In the normal course of business, NCR is subject to various proceedings, lawsuits, claims and other matters, including, for example, those that relate to the environment and health and safety, labor and employment, employee benefits, import/export compliance, intellectual property, data privacy and security, product liability, commercial disputes and regulatory compliance, among others. Additionally, NCR is subject to diverse and complex laws, regulations, and standards including those relating to corporate governance, public disclosure and reporting, environmental safety and the discharge of materials into the environment, product safety, import and export compliance, data privacy and security, antitrust and competition, government contracting, anti-corruption, and labor and human resources, which are rapidly changing and subject to many possible changes in the future. Compliance with these laws and regulations, including changes in accounting standards, taxation requirements, and federal securities laws, among others, may create a substantial burden on, and substantially increase the costs to NCR or could have an impact on NCR's future operating results. NCR believes that the amounts provided in its Consolidated Financial Statements are adequate in light of the probable and estimable liabilities. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various lawsuits, claims, legal proceedings and other matters, including the Fox River and Kalamazoo River environmental matters discussed in Note 10, "Commitments and Contingencies", and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR's Consolidated Financial Statements or will not have a material adverse effect on the Company's consolidated results of operations, financial condition or cash flows. Any costs that may be incurred in excess of those amounts provided as of December 31, 2022 cannot currently be reasonably determined or are not currently considered probable. The costs and insurance recoveries relating to certain environmental obligations associated with discontinued operations, including those relating to the Fox River, Kalamazoo River and Ebina matters, are presented in Income (loss) from discontinued operations, net of tax, in the Consolidated Statements of Operations.

Legal fees and expenses related to loss contingencies are typically expensed as incurred, except for certain costs associated with NCR's environmental remediation obligations. Costs and fees associated with litigating the extent and type of required remedial actions and the allocation of remediation costs among potentially responsible parties are typically included in the measurement of the environmental remediation liabilities.

Foreign Currency For many NCR international operations, the local currency is designated as the functional currency. Accordingly, assets and liabilities are translated into U.S. Dollars at year-end exchange rates, and revenue and expenses are translated at average exchange rates prevailing during the year. Currency translation adjustments from local functional currency countries resulting from fluctuations in exchange rates are recorded in Other comprehensive income. Remeasurement adjustments are recorded in Other income (expense), net.

Derivative Instruments In the normal course of business, NCR enters into various financial instruments, including derivative financial instruments. The Company accounts for derivatives as either assets or liabilities in the Consolidated Balance Sheets at fair value and recognizes the resulting gains or losses as adjustments to earnings or other comprehensive income. For derivative instruments that are designated and qualify as hedging instruments, the Company formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. Hedging activities are transacted only with highly rated institutions, reducing exposure to credit risk in the event of nonperformance. Additionally, the Company completes assessments related to the risk of counterparty nonperformance on a regular basis.

The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company has designated the hedging instrument, based on the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments designated as fair value hedges, the effective portion of the hedge is recorded as an offset to the change in the fair value of the hedged item, and the ineffective portion of the hedge, if any, is recorded in the Consolidated Statement of Operations. For derivative instruments designated as cash flow hedges and determined to be highly effective, the gains or losses are deferred in Accumulated other comprehensive loss and recognized in the determination of income as adjustments of carrying amounts when the underlying hedged transaction is realized, canceled or otherwise terminated. When hedging certain foreign currency transactions of a long-term investment nature (net investments in foreign operations), gains and losses are recorded in the currency translation adjustment component of Accumulated other comprehensive loss. Gains and losses on foreign exchange contracts that are not used to hedge currency transactions of a long-term investment nature, or that are not designated as cash flow or fair value hedges, are recognized in Other income (expense), net as exchange rates change.

Fair Value of Assets and Liabilities Fair value is defined as an exit price, representing an amount that would be received to sell an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance prioritizes the inputs used to measure fair value into the following three-tier fair value hierarchy:

- Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

- Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly

- Level 3: Unobservable inputs for which there is little or no market data

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes to the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

NCR measures its financial assets and financial liabilities at fair value based on one or more of the following three valuation techniques:

- Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

- Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

- Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option pricing and excess earnings models).

We regularly review our investments to determine whether a decline in fair value, if any, below the cost basis is other than temporary. If the decline in the fair value is determined to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the Consolidated Statement of Operations. For qualifying investments in debt or equity securities, a temporary impairment charge would be recognized in Other comprehensive income (loss).

Recent Accounting Pronouncements

Adoption of New Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board ("FASB") issued accounting standards update ("ASU") 2020-04, *Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The optional guidance is provided to ease the financial reporting burden of the expected market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. The standard was effective upon issuance and had an original sunset date of December 31, 2022 to any new or amended contracts, hedging relationships and other transactions that reference LIBOR. In December 2022, ASC 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848,* was issued which deferred the sunset date to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The adoption of this accounting standards update did not have a material effect on the Company's net income, cash flows, earnings per share or financial condition. We continue to evaluate our contractual arrangements and hedging relationships that reference LIBOR.

In August 2020, the FASB issued ASU 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, with new guidance for convertible preferred stock, which eliminates considerations related to the beneficial conversion feature model. The standard also requires entities to use an average stock price when calculating the denominator for diluted earnings per share for stock units where the settlement of the number of shares is based on the stock price. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. Early adoption was permitted no earlier than fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. The adoption of this accounting standards update did not have a material effect on the Company's net income, cash flows, earnings per share or financial condition.

In May 2021, the FASB issued ASU 2021-04, *Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options*, with new guidance for freestanding equity-classified written call options. The new guidance requires issuers to account for modifications or exchanges of freestanding equity-classified written call options that remain equity classified after the modification or exchange based on the economic substance of the modification or exchange. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The adoption of this accounting standards update did not have a material effect on the Company's net income, cash flows, earnings per share or financial condition.

In July 2021, the FASB issued ASU 2021-05, *Leases (Topic 842), Lessors-Certain Leases with Variable Lease Payments*, with new guidance for lessors with lease contracts that have variable lease payments. Under the new guidance, a lease which includes variable lease payments which do not depend on a reference index or rate and would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing are now to be classified as operating. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The accounting standards update was adopted using the transition guidance of early application and we will apply the standard prospectively to all new hardware arrangements where NCR is the lessor. The adoption of the accounting standard did not have a material effect on the Company's net income, cash flows, earnings per share or financial condition.

In March 2022, the SEC staff released Staff Accounting Bulletin No. 121 ("SAB 121"), which expressed the views of the SEC staff regarding the accounting for obligations to safeguard crypto-assets an entity holds for users of its crypto platform. This guidance requires entities that hold crypto-assets on behalf of platform users to recognize a liability to reflect the entity's obligation to safeguard the crypto-assets held for its platform users. The liability should be measured at initial recognition and each reporting date at the fair value of the crypto-assets that the entity is responsible for holding for its platform users. The entity should also recognize an asset at the same time that it recognizes the safeguarding liability, measured at initial recognition and each reporting date at the fair value of the crypto-assets held for its platform users. SAB 121 also includes guidance on disclosures related to the Company's safeguarding of crypto-assets. This guidance is effective from the first interim or annual period after June 15, 2022 and should be applied retrospectively to the beginning of the fiscal year to which the interim or annual period relates. The Company adopted this guidance in the interim period ending June 30, 2022; however, as the Company is not currently offering digital asset safeguarding services to its customers, the adoption of this guidance did not have an impact on the Company's net income, cash flows, earnings per share or financial condition.

Although there are several other new accounting pronouncements issued by the FASB and adopted by or effective for the Company, the Company does not believe any of these accounting pronouncements had a material impact on its consolidated financial statements.

Accounting Pronouncements Issued But Not Yet Adopted

In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, with new guidance for contract assets and contract liabilities acquired in a business combination. The new guidance requires contract assets and contract liabilities, such as deferred revenue, acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*. Prior to the issuance of this guidance, contract assets and contract liabilities were recognized by the acquirer at fair value on the acquisition date. The accounting standards update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022, with early adoption permitted and should be applied prospectively to acquisitions occurring on or after the effective date. The Company does not expect to early adopt the new accounting standards update. The adoption of this accounting standards update is not expected to have a material effect on the Company's net income, cash flows, earnings per share or financial condition.

Although there are several other new accounting pronouncements issued by the FASB and not yet adopted by or effective for the Company, the Company does not believe any of these accounting pronouncements will have a material impact on its consolidated financial statements.

2. BUSINESS COMBINATIONS

Acquisition of LibertyX (2022)

On January 5, 2022, NCR completed its acquisition of Moon Inc., dba LibertyX, a leading cryptocurrency software provider, with the goal of enabling NCR to provide a complete digital currency solution, including the ability to buy and sell cryptocurrency, conduct cross-border remittance, and accept digital currency payments across digital and physical channels. The Company purchased all outstanding shares of LibertyX for $1 million cash consideration and approximately 1.4 million shares of the Company's common stock at a price of $42.13 per share. The Company also converted approximately 0.2 million outstanding unvested LibertyX option awards into NCR awards pursuant to an exchange ratio as defined in the acquisition agreement. LibertyX stock option awards were converted into NCR stock option awards with an exercise price per share for option awards equal to the exercise price per share of such stock option award immediately prior to the completion of the acquisition divided by the exchange ratio, and vested immediately. The value of the option awards was deemed attributable to services already rendered and was included as a portion of the purchase price. Total purchase consideration for the LibertyX acquisition was approximately $69 million. As a result of the acquisition, LibertyX became a wholly-owned subsidiary of NCR.

Recording of Assets Acquired and Liabilities Assumed The fair value of consideration transferred was allocated to the identifiable assets acquired and liabilities assumed based upon their estimated fair values as of the date of the acquisition as set forth below. The amounts for intangible assets are based on third-party valuations performed. The final allocation of the purchase price is as follows:

In millions	Fair Value
Cash acquired	$ 2
Tangible assets acquired	3
Acquired intangible assets other than goodwill	38
Acquired goodwill	40
Deferred tax liabilities	(10)
Liabilities assumed	(4)
Total purchase consideration	**$ 69**

Goodwill represents the future economic benefits arising from other assets acquired that could not be individually separately recognized. The goodwill arising from the acquisition consists of revenue and cost synergies expected from combining the operations of NCR and LibertyX and is not deductible for tax purposes. The goodwill arising from the LibertyX acquisition has been allocated to our Payments & Network segment. Refer to Note 3, "Goodwill and Purchased Intangible Assets", for the carrying amounts of goodwill by segment.

The following table sets forth the components of the intangible assets acquired as of the acquisition date:

	Fair Value	Weighted Average Amortization Period [1]
	(In millions)	(In years)
Direct customer relationships	$ 5	10
Technology—Software	30	13
Non-compete	1	1
Tradenames	2	2
Total acquired intangible assets	**$38**	

(1) Determination of the weighted average period of the individual categories of intangible assets was based on the nature of applicable intangible asset and the expected future cash flows to be derived from the intangible asset. Amortization of intangible assets with definite lives is recognized over the period of time the assets are expected to contribute to future cash flows.

The operating results of LibertyX have been included within NCR's results since the closing date of the acquisition. Supplemental pro forma information and actual revenue and earnings since the acquisition date have not been provided as the acquisition did not have a material impact on the Company's Consolidated Statements of Operations.

Other Acquisitions (2022)

On July 1, 2022, NCR completed its acquisition of the India ATM business of FIS Payment Solutions & Services Private Limited for consideration of $19 million, of which $12 million has been paid in cash as of December 31, 2022. The India ATM business acquisition did not have a material impact on the consolidated financial statements.

2021 Acquisitions

Acquisition of Cardtronics plc

On January 25, 2021, NCR entered into a definitive agreement to acquire all outstanding shares of Cardtronics for $39.00 per share (the "Cardtronics Transaction"). The legal closing of the Cardtronics Transaction occurred on June 21, 2021.

Cardtronics was the world's largest non-bank ATM operator and service provider, enabling cash transactions by converting digital currency into physical cash at over 285,000 ATMs across 10 countries in North America, Europe, Asia-Pacific, and Africa. The Cardtronics Transaction is expected to accelerate our NCR-as-a-service strategy and enhance our ability to provide technology solutions and capabilities that run our customers' businesses.

Form 10-K

Purchase Price Consideration The purchase consideration transferred consisted of the following:

In millions	Purchase Consideration
Cash paid to common stockholders and holders of certain restricted stock and stock option awards	$1,775
Debt repaid by NCR on behalf of Cardtronics	809
Transaction costs paid by NCR on behalf of Cardtronics	57
Fair value of converted Cardtronics awards attributable to pre-combination services	19
Settlement of pre-existing relationships	14
Total purchase consideration	**$2,674**

Other than certain outstanding restricted stock and stock option awards issued to directors which were paid out in cash at closing, the Company converted outstanding unvested Cardtronics awards into NCR awards pursuant to an exchange ratio as defined in the acquisition agreement. Each restricted stock award that was outstanding, whether performance-based or time-based, was converted into time-based awards, and will continue to be governed by the same vesting terms as the original Cardtronics awards. Cardtronics stock option awards were converted into NCR stock option awards with an exercise price per share for option awards equal to the exercise price per share of such stock option award immediately prior to the completion of the acquisition divided by the exchange ratio, and will continue to be governed generally by the same terms and conditions as were applicable prior to the acquisition. The amounts attributable to services already rendered were included as an adjustment to the purchase price and the amounts attributable to future services will be expensed over the remaining vesting period, net of estimated forfeitures. The fair value of options that the Company assumed in connection with the acquisition of Cardtronics were estimated using the Black-Scholes model.

Recording of Assets Acquired and Liabilities Assumed The fair value of consideration transferred to acquire Cardtronics was allocated to the identifiable assets acquired and liabilities assumed based upon their estimated fair values as of the date of the acquisition as set forth below. The allocation of the purchase price was finalized in June 2022.

The final allocation of the purchase price for Cardtronics is as follows:

In millions	Fair Value
Assets acquired	
Cash and restricted cash	$ 291
Trade accounts receivable	85
Prepaid expenses, other current assets and other assets	193
Property, plant and equipment	362
Acquisition-related intangible assets	864
Total assets acquired	$1,795
Liabilities assumed	733
Net assets acquired, excluding goodwill	1,062
Total purchase consideration	2,674
Estimated goodwill	**$1,612**

We recorded an allocation of the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of June 21, 2021. In determining the fair value, the Company utilized various methods of the income, cost, and market approaches depending on the asset or liability being fair valued. The estimation of fair value required significant judgment related to future net cash flows (including revenue growth rate, EBITDA margins, and customer attrition), discount rates reflecting the risk inherent in each cash flow stream, competitive trends, market comparables, and other factors. Inputs were generally determined by taking into account historical data (supplemented by current and anticipated market conditions) and growth rates.

Direct customer relationships and technology - software were valued using an excess earnings method. Significant assumptions used in the discounted cash flow analysis for (i) direct customer relationships were the revenue growth rate, customer attrition rate, and discount rate, and (ii) technology - software were the revenue growth rate, earnings before interest, taxes, depreciation, and amortization ("EBITDA") margins, and discount rate.

Goodwill represents the future economic benefits arising from other assets acquired that could not be separately recognized. The goodwill arising from the acquisition consists of revenue and cost synergies expected from combining the operations of NCR and Cardtronics. It is expected that approximately $139 million of the goodwill recognized in connection with the acquisition will be deductible for tax purposes. The goodwill arising from the acquisition has been allocated to our Payments & Network and Self-Service Banking segments. Refer to Note 3, "Goodwill and Purchased Intangible Assets", for the carrying amounts of goodwill by segment as of December 31, 2022.

The following table sets forth the components of the intangible assets acquired as of the acquisition date:

	Fair Value	Weighted Average Amortization Period [1]
	(In millions)	(In years)
Direct customer relationships	$373	15
Technology—Software	441	8
Non-compete	1	1
Tradenames	49	4
Total acquired intangible assets	$864	

(1) Determination of the weighted average period of the individual categories of intangible assets was based on the nature of the applicable intangible asset and the expected future cash flows to be derived from the intangible asset. Amortization of intangible assets with definite lives is recognized over the period of time the assets are expected to contribute to future cash flows.

In connection with the closing of the acquisition, the Company incurred transaction costs of $46 million for the year ended December 31, 2021, which has been included within Selling, general and administrative expenses in the Consolidated Statement of Operations. Refer to Note 5, "Debt Obligations", for additional discussion on fees incurred related to the financing for the Cardtronics Transaction.

Unaudited Pro forma Information The following unaudited pro forma information presents the consolidated results of NCR and Cardtronics for the year ended December 31, 2021 and for the year ended December 31, 2020 as if the acquisition occurred on January 1, 2020. The unaudited pro forma information is presented for illustrative purposes only. It is not necessarily indicative of the results of operations of future periods, or the results of operations that actually would have been realized had the entities been a single company during the periods presented or the results that the combined company will experience after the acquisition. The unaudited pro forma information does not give effect to the potential impact of current financial conditions, regulatory matters or any anticipated synergies, operating efficiencies or cost savings that may be associated with the acquisition. The unaudited pro forma information also does not include any integration costs or remaining future transaction costs that the companies may incur related to the acquisition as part of combining the operations of the companies.

Form 10-K

The Consolidated Statements of Operations includes Cardtronics revenue of $627 million and income from continuing operations before income taxes of $39 million, which includes the impact of purchase accounting adjustments, for the period from June 21, 2021 through December 31, 2021.

The unaudited pro forma consolidated results of operations, assuming the acquisition had occurred on January 1, 2020, are as follows:

In millions	For the year ended December 31	
	2021	2020
Revenue	$7,634	$7,210
Net income (loss) attributable to NCR	$ 286	$ (216)

The unaudited pro forma results for the year ended December 31, 2021 include:

- $53 million in eliminated intercompany revenue and cost between NCR and Cardtronics;

- $25 million, net of tax, in additional amortization expense for acquired intangible assets;

- $87 million, net of tax, in eliminated transaction costs as if those costs were incurred prior to 2021; and

- $35 million, net of tax, in additional interest expense from the incremental borrowings under the senior secured credit facility as well as the 5.125% senior notes.

The unaudited pro forma results for the year ended December 31, 2020 include:

- $91 million in eliminated intercompany revenue and cost between NCR and Cardtronics;

- $51 million, net of tax, in additional amortization expense for acquired intangible assets;

- $65 million, net of tax, of transaction costs as if those costs were incurred in the period; and

- $79 million, net of tax, in additional interest expense from the incremental borrowings under the senior secured credit facility as well as the 5.125% senior notes.

Acquisition of Freshop, Terafina, & Dumac

In the first quarter of 2021, NCR completed acquisitions for total cash consideration of $126 million, as outlined below:

- On January 6, 2021, NCR completed its acquisition of Freshop E-Commerce Solution, Inc. ("Freshop"), a leading provider of grocery e-commerce. The Freshop acquisition further expands NCR's software and services-led offerings to our retail platform and creates more value for our customers and new capabilities for NCR to run the store. As a result of the acquisition, Freshop became a wholly owned subsidiary of NCR.

- On February 5, 2021, NCR completed its acquisition of Terafina, Inc. ("Terafina"), a leading solution provider for customer account opening and onboarding across digital, branch and call center channels. The Terafina acquisition further expands NCR sales and marketing capabilities in its industry-leading digital-first-banking platform to drive revenue growth across consumer and business market segments. As a result of the acquisition, Terafina became a wholly owned subsidiary of NCR.

- On March 22, 2021 NCR completed its acquisition of certain assets and liabilities of Dumac Business Systems Inc. ("Dumac"), a leading POS solution provider for the quick service, table service, and convenient store markets. The Dumac asset acquisition further expands NCR's software and services-led offerings, creating more value for our customers and driving revenue growth across the Hospitality segment.

Recording of Assets Acquired and Liabilities Assumed The fair value of consideration transferred was allocated to the identifiable assets acquired and liabilities assumed based upon their estimated fair values as of the date of the respective acquisitions as set forth below. The allocation of the purchase prices is as follows:

In millions	Fair Value
Cash acquired	$ 2
Tangible assets acquired	7
Acquired intangible assets other than goodwill	52
Acquired goodwill	81
Deferred tax liabilities	(3)
Liabilities assumed	(13)
Total purchase consideration	**$126**

Goodwill represents the future economic benefits arising from other assets acquired that could not be individually separately recognized. The goodwill arising from the acquisitions consists of revenue and cost synergies expected from combining the operations of NCR and the respective acquisitions. It is expected that $9 million of the goodwill recognized in connection with the acquisitions will be deductible for tax purposes. The goodwill arising from the Freshop acquisition has been allocated to our Retail segment. The goodwill arising from the Terafina acquisition has been allocated to our Digital Banking segment. The goodwill arising from the Dumac acquisition has been allocated to our Hospitality segment. Refer to Note 3, "Goodwill and Purchased Intangible Assets", for the carrying amounts of goodwill by segment.

The following table sets forth the components of the intangible assets acquired as of the acquisition dates:

	Fair Value	Weighted Average Amortization Period [1]
	(In millions)	(In years)
Direct customer relationships	$11	10
Technology—Software	36	8
Non-compete	1	1
Tradenames	4	9
Total acquired intangible assets	$52	

(1) Determination of the weighted average period of the individual categories of intangible assets was based on the nature of the applicable intangible asset and the expected future cash flows to be derived from the intangible asset. Amortization of intangible assets with definite lives is recognized over the period of time the assets are expected to contribute to future cash flows.

The operating results of Freshop, Terafina, and Dumac have been included within NCR's results as of the closing dates of the respective acquisitions. Supplemental pro forma information and actual revenue and earnings since the acquisition dates have not been provided as the acquisitions did not have a material impact on the Company's Consolidated Statements of Operations.

3. GOODWILL AND PURCHASED INTANGIBLE ASSETS

Goodwill by Segment As described in Note 1, "Basis of Presentation and Significant Accounting Policies", effective January 1, 2022, the Company realigned its reportable segments to correspond with changes to its operating model, management structure and organizational responsibilities. In connection with the change in reportable segments, during the first quarter of 2022, the Company determined its reporting units and then assigned goodwill to the new reporting units based on the relative fair value allocation approach. We have reclassified prior period goodwill disclosures to conform to the current period presentation.

Form 10-K

The carrying amounts of goodwill by segment as of December 31, 2022, 2021, and 2020 are included in the tables below. Foreign currency fluctuations are included within other adjustments.

In millions	December 31, 2021						December 31, 2022		
	Goodwill	Accumulated Impairment	Total	Additions	Impairment	Other	Goodwill	Accumulated Impairment	Total
Retail	$1,015	$ (34)	$ 981	$—	$ —	$ (20)	$ 995	$ (34)	$ 961
Hospitality	292	(23)	269	—	—	(4)	288	(23)	265
Digital Banking	595	—	595	—	—	(1)	594	—	594
Payments & Network	988	—	988	49	—	(1)	1,036	—	1,036
Self-Service Banking	1,635	(101)	1,534	—	—	(2)	1,633	(101)	1,532
Other [1]	163	(11)	152	—	—	—	163	(11)	152
Total goodwill	**$4,688**	**$(169)**	**$4,519**	**$ 49**	**$ —**	**$(28)**	**$4,709**	**$(169)**	**$4,540**

In millions	December 31, 2020						December 31, 2021		
	Goodwill	Accumulated Impairment	Total	Additions	Impairment	Other	Goodwill	Accumulated Impairment	Total
Retail	$ 980	$ (34)	$ 946	$ 37	$ —	$ (2)	$1,015	$ (34)	$ 981
Hospitality	284	(23)	261	11	—	(3)	292	(23)	269
Digital Banking	560	—	560	35	—	—	595	—	595
Payments & Network	360	—	360	628	—	—	988	—	988
Self-Service Banking	659	(101)	558	976	—	—	1,635	(101)	1,534
Other [1]	163	(11)	152	—	—	—	163	(11)	152
Total goodwill	**$3,006**	**$(169)**	**$2,837**	**$1,687**	**$ —**	**$ (5)**	**$4,688**	**$(169)**	**$4,519**

(1)   Other segment includes the goodwill associated with our Technology & Telecommunications reporting unit.

Additions during the year ended December 31, 2022 include immaterial purchase accounting adjustments related to the Cardtronics acquisition as well as the goodwill acquired through the LibertyX transaction on January 5, 2022. For additional information on these business combinations, refer to Note 2, "Business Combinations". Also during the year ended December 31, 2022, the Company divested a non-strategic business and derecognized $12 million of associated goodwill, reflected within other adjustments in the Retail and Hospitality segments.

Due to the change in reportable segments, management performed an interim goodwill impairment analysis immediately before and as of the effective date of January 1, 2022. The assessment as of December 31, 2021 was performed based on a qualitative assessment of the historical Banking, Retail, Hospitality and Telecommunications & Technology ("T&T") reporting units. No impairment was identified. The assessment as of January 1, 2022 was performed using a weighted combination of both guideline public company and discounted cash flow valuation methods. This assessment included, but was not limited to, our consideration of the potential impacts of the COVID-19 pandemic to the current and future cash flows, as well as macroeconomic conditions, industry and market considerations, and financial performance, including forecasted revenue, earnings and capital expenditures of each reporting unit. Based on this analysis, it was determined that the fair value of all reporting units were substantially in excess of the carrying value.

As discussed in Note 1, "Basis of Presentation and Significant Accounting Policies", management completed the annual goodwill impairment test during the fourth quarter of 2022. The Company elected to perform a qualitative assessment for all reporting units. This assessment included, but was not limited to, our consideration of macroeconomic conditions such as the impact of the COVID-19 pandemic, the war in Eastern Europe, foreign currency fluctuations, and significant cost inflation to the current year cash flows, the potential impacts to future cash flows as well as the excess of the fair value over the carrying value from the assessment performed as of

January 1, 2022. Based on the qualitative assessments completed, it was determined that it was more likely than not that the fair value of each reporting unit was in excess of the carrying value. However, if the actual results differ from our expectations for any of our reporting units, there is a possibility we would have to perform an interim impairment test in 2023, which could lead to an impairment of goodwill or other assets.

Identifiable Intangible Assets NCR's purchased intangible assets, reported in Intangibles, net in the Consolidated Balance Sheets, were specifically identified when acquired, and are deemed to have finite lives. The gross carrying amount and accumulated amortization for NCR's identifiable intangible assets were as set forth in the table below.

In millions	Amortization Period (in Years)	December 31, 2022		December 31, 2021	
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Identifiable intangible assets					
Reseller & customer relationships	1 - 20	**$1,103**	**$ (463)**	$1,126	$ (391)
Intellectual property	2 - 8	**1,030**	**(558)**	1,008	(474)
Customer contracts	8	**89**	**(89)**	89	(89)
Tradenames	1 - 10	**128**	**(95)**	130	(83)
Total identifiable intangible assets		**$2,350**	**$(1,205)**	$2,353	$(1,037)

Amortization expense related to identifiable intangible assets was $172 million, $132 million, and $81 million for the years ended December 31, 2022, 2021, 2020, respectively.

The aggregate amortization expense (actual and estimated) for identifiable intangible assets for the following periods is:

In millions	For the years ended December 31 (estimated)				
	2023	**2024**	**2025**	**2026**	**2027**
Amortization expense	$174	$163	$151	$141	$125

4. SEGMENT INFORMATION AND CONCENTRATIONS

As described in Note 1, "Basis of Presentation and Significant Accounting Policies", effective January 1, 2022, the Company realigned its reportable segments to correspond with changes to its operating model, management structure and organizational responsibilities. We have reclassified prior period segment disclosures to conform to the current period presentation. As a result of the change, the Company manages and reports the following segments:

- *Retail*—We offer software-led solutions to customers in the retail industry, leading with digital to connect retail operations end to end to integrate all aspects of a customer's operations in indoor and outdoor settings from POS, to payments, inventory management, fraud and loss prevention applications, loyalty and consumer engagement. These solutions include retail-oriented technologies such as comprehensive API-point of sale retail software platforms and applications, hardware terminals, self-service kiosks including self-checkout ("SCO"), payment processing and merchant acquiring solutions, and bar-code scanners.
- *Hospitality*—We offer technology solutions to customers in the hospitality industry, including table-service, quick-service and fast casual restaurants of all sizes, that are designed to improve operational efficiency, increase customer satisfaction, streamline order and transaction processing and reduce operating costs. Our solutions include POS hardware and software solutions, payment processing and merchant acquiring services, installation, maintenance, as well as managed and professional services.

- *Digital Banking*—NCR Digital Banking helps financial institutions implement their digital-first platform strategy by providing solutions for account opening, account management, transaction processing, imaging, and branch services to enable financial institutions to offer a compelling customer experience.

- *Payments & Network*—We provide a cost-effective way for financial institutions, fintechs, and neobanks to reach and serve their customers through our network of automated teller machines ("ATMs") and multi-functioning financial services kiosks. We offer credit unions, banks, digital banks, fintechs, stored-value debit card issuers, and other consumer financial services providers access to our Allpoint retail-based ATM network, providing convenient and fee-free cash withdrawal and deposit access to their customers and cardholders as well as the ability to convert a digital value to cash, or vice versa, via NCRPay360. We also provide ATM branding solutions to financial institutions, ATM management and services to retailers and other businesses, as well as payment processing and merchant acquiring services in the retail, hospitality and other industries.

- *Self-Service Banking*—We offer solutions to enable customers in the financial services industry to reduce costs, generate new revenue streams and enhance customer loyalty. These solutions include a comprehensive line of ATM hardware and software, and related installation, maintenance, and managed and professional services. We also offer solutions to manage and run the ATM channel end-to-end for financial institutions that includes back office, cash management, software management and ATM deployment, among others.

Corporate and Other includes income and expenses related to corporate functions that are not specifically attributable to an individual reportable segment along with any immaterial operating segment(s).

Eliminations include revenues from contracts with customers and the related costs that are reported in the Payments & Network segment as well as in the Retail or Hospitality segments, including merchant acquiring services that are monetized via payments.

These segments represent components of the Company for which separate financial information is available that is utilized on a regular basis by the chief operating decision maker in assessing segment performance and in allocating the Company's resources. Management evaluates the performance of the segments based on revenue and Adjusted EBITDA. Adjusted EBITDA is defined as GAAP net income (loss) from continuing operations attributable to NCR plus interest expense, net; plus income tax expense (benefit); plus depreciation and amortization; plus stock-based compensation expense; plus other income (expense); plus pension mark-to-market adjustments, pension settlements, pension curtailments and pension special termination benefits and other special items, including amortization of acquisition-related intangibles, transformation and restructuring charges (which includes integration, severance and other exit and disposal costs), among others. The special items are considered non-operational so are excluded from the Adjusted EBITDA metric utilized by our chief operating decision maker in evaluating segment performance and are separately delineated to reconcile back to total reported GAAP net income (loss) from continuing operations attributable to NCR.

Special Item Related to Russia The war in Eastern Europe and related sanctions imposed on Russia and related actors by the United States and other jurisdictions required us to commence the orderly wind down of our operations in Russia beginning in the first quarter of 2022. As of December 31, 2022, we have ceased operations in Russia and are in the process of dissolving our only subsidiary in Russia. As a result, for the year ending December 31, 2022, our presentation of segment revenue and Adjusted EBITDA exclude the immaterial impact of our operating results in Russia, as well as the impact of impairments taken to write down the carrying value of assets and liabilities, severance charges, and the assessment of collectability on revenue recognition. We consider this to be a non-recurring special item and management has reviewed the results of its business segments excluding these impacts. We have not adjusted the presentation of the prior year period due to the immaterial impact of Russia to revenue and income from continuing operations for the years ended December 31, 2021 and 2020.

Assets are not allocated to segments, and thus are not included in the assessment of segment performance. Consequently, we do not disclose total assets by reportable segment. The accounting policies used to determine the results of the operating segments are the same as those utilized for the consolidated financial statements as a whole. Intersegment sales and transfers are not material.

The following table presents revenue and operating income by segment for the years ended December 31:

In millions	2022	2021	2020
Revenue by segment			
Retail	$2,258	$2,231	$2,030
Hospitality	926	849	686
Digital Banking	543	513	472
Payments & Network	1,286	675	85
Self-Service Banking	2,621	2,617	2,602
Corporate and Other	244	297	346
Eliminations [1]	(43)	(26)	(14)
Total Segment revenue	$7,835	$7,156	$6,207
Other adjustment [2]	9	—	—
Total Revenue	$7,844	$7,156	$6,207
Adjusted EBITDA by segment			
Retail	$ 415	$ 442	$ 390
Hospitality	192	158	115
Digital Banking	226	213	226
Payments & Network	405	238	15
Self-Service Banking	565	580	523
Corporate and Other	(399)	(369)	(366)
Eliminations [1]	(34)	(18)	(7)
Total Adjusted EBITDA	$1,370	$1,244	$ 896

(1) Eliminations include revenues from contracts with customers and the related costs that are reported in the Payments & Network segment as well as in the Retail or Hospitality segments, including merchant acquiring services that are monetized via payments.
(2) Other adjustment reflects the revenue attributable to the Company's operations in Russia that were excluded from management's measure of revenue due to our announcement to suspend sales to Russia and anticipated orderly wind down of our operations in Russia. The revenue attributable to the Russian operations for the years ended December 31, 2021 and 2020 of $48 million and $41 million, respectively, is included in the respective segments.

The operations of Cardtronics have been included in the Payments & Network and Self-Service Banking segment results from the acquisition close date, June 21, 2021.

Form 10-K

The following table reconciles net income (loss) from continuing operations to Adjusted EBITDA for the years ended December 31:

In millions	2022	2021	2020
Net income (loss) from continuing operations attributable to NCR (GAAP)	$ 64	$ 97	$ (7)
Pension mark-to-market adjustments	8	(118)	34
Transformation and restructuring costs	123	66	234
Acquisition-related amortization of intangibles	172	132	81
Acquisition-related (gains) costs	10	98	(6)
Separation costs	3	—	—
Loss on debt extinguishment	—	42	20
Interest expense	285	238	218
Interest income	(13)	(8)	(8)
Depreciation and amortization	423	357	275
Income taxes	148	186	(53)
Stock-based compensation expense	125	154	108
Russia	22	—	—
Adjusted EBITDA (non-GAAP)	**$1,370**	$1,244	$896

The following table presents recurring revenue and all other products and services that is recognized at a point in time for NCR for the years ended December 31:

In millions	2022	2021	2020
Recurring revenue [1]	**$4,841**	$4,166	$3,338
All other products and services	**3,003**	2,990	2,869
Total revenue	**$7,844**	$7,156	$6,207

(1) Recurring revenue includes all revenue streams from contracts where there is a predictable revenue pattern that will occur at regular intervals with a relatively high degree of certainty. This includes hardware and software maintenance revenue, cloud revenue, payment processing revenue, interchange and network revenue, cryptocurrency-related revenue, and certain professional services arrangements, as well as term-based software license arrangements that include customer termination rights.

Revenue is attributed to the geographic area to which the product is delivered or in which the service is provided. The following table presents revenue by geographic area for NCR for the years ended December 31:

In millions	2022	%	2021	%	2020	%
Revenue by Geographic Area						
United States	**$4,308**	**55%**	$3,632	51%	$3,065	49%
Americas (excluding United States)	**799**	**10%**	723	10%	617	10%
Europe, Middle East and Africa	**1,816**	**23%**	1,883	26%	1,679	27%
Asia Pacific	**921**	**12%**	918	13%	846	14%
Total revenue	**$7,844**	**100%**	$7,156	100%	$6,207	100%

The following table presents property, plant and equipment by geographic area as of December 31:

In millions	2022	2021
Property, plant and equipment, net		
United States	**$408**	$429
Americas (excluding United States)	**27**	26
Europe, Middle East and Africa	**163**	197
Asia Pacific	**65**	51
Consolidated property, plant and equipment, net	**$663**	$703

Concentrations No single customer accounts for more than 10% of NCR's consolidated revenue and accounts receivable as of and for the years ended December 31, 2022, 2021, and 2020. As of December 31, 2022, 2021, and 2020, NCR is not aware of any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, have a material adverse effect on NCR's operations. NCR also lacks a concentration of available sources of labor, services, licenses or other rights that could, if suddenly eliminated, have a material adverse effect on its operations.

A number of NCR's products, systems and solutions rely primarily on specific suppliers for microprocessors and other component products, manufactured assemblies, operating systems, commercial software and other central components. NCR also utilizes contract manufacturers in order to complete manufacturing activities. There can be no assurances that any sudden impact to the availability or cost of these technologies or services would not have a material adverse effect on NCR's operations.

5. DEBT OBLIGATIONS

The following table summarizes the Company's short-term borrowings and long-term debt:

In millions, except percentages	December 31, 2022 Amount	December 31, 2022 Weighted-Average Interest Rate	December 31, 2021 Amount	December 31, 2021 Weighted-Average Interest Rate
Short-Term Borrowings				
Current portion of Senior Secured Credit Facility [1]	**$ 100**	**6.54%**	$ 56	2.63%
Other [1]	**4**	**7.05%**	1	2.13%
Total short-term borrowings	**$ 104**		$ 57	
Long-Term Debt				
Senior Secured Credit Facility:				
Term loan facilities [1]	**$1,778**	**6.69%**	$1,884	2.63%
Revolving credit facility [1]	**523**	**6.79%**	380	2.36%
Senior Notes:				
5.750% Senior Notes due 2027	**500**		500	
5.000% Senior Notes due 2028	**650**		650	
5.125% Senior Notes due 2029	**1,200**		1,200	
6.125% Senior Notes due 2029	**500**		500	
5.250% Senior Notes due 2030	**450**		450	
Deferred financing fees	**(49)**		(60)	
Other [1]	**9**	**7.1%**	1	6.62%
Total long-term debt	**$5,561**		$5,505	

(1) Interest rates are weighted average interest rates as of December 31, 2022 and 2021.

Senior Secured Credit Facility The Company is party to a Senior Secured Credit Facility, which provides for a senior secured term loan A facility in an aggregate principal amount of $1.305 billion (the "TLA Facility"), a senior secured term loan B facility in an aggregate principal amount of $750 million (the "TLB Facility" and together with the TLA Facility, the "Term Loan Facilities"), and a revolving credit facility with commitments in an initial aggregate principal amount of $1.3 billion (the "Revolving Credit Facility").

As of December 31, 2022, the term loan facilities (the TLA Facility and the TLB Facility) under the Senior Secured Credit Facility have an aggregate principal amount of $2.055 billion, of which $1.88 billion remained outstanding. Additionally, as of December 31, 2022, there was $523 million outstanding under the Revolving Credit Facility. The Revolving Credit Facility also contains a sub-facility to be used for letters of credit, and, as of December 31, 2022, outstanding letters of credit were $29 million. Our borrowing capacity under our Revolving Credit Facility was $748 million at December 31, 2022.

Up to $400 million of the Revolving Credit Facility is available to certain of the subsidiaries of NCR as borrowers (collectively, the "Foreign Borrowers"), as long as there is availability under the Revolving Credit Facility. Term loans were made to the Company in U.S. Dollars, and loans under the Revolving Credit Facility are available in U.S. Dollars, Euros and Pound Sterling.

The outstanding principal balance of the TLB facility is required to be repaid in equal quarterly installments of 0.25% of the original aggregate principal amount that began with the fiscal quarter ending December 31, 2019, with the balance being due at maturity on August 28, 2026 (the "TLB Maturity Date").

The outstanding principal balance of the TLA Facility is required to be repaid in equal quarterly installments of 1.875% of the original aggregate principal amount thereof, beginning with the fiscal quarter ending September 30, 2021, with the balance being due at maturity on the earlier of (a) June 21, 2026 and (b) unless the loans under TLB Facility have been repaid prior to such date, the date that is 91 days prior to the TLB Maturity Date.

Commitments under the Revolving Credit Facility are scheduled to terminate on the earlier of (a) June 21, 2026 and (b) unless the loans under TLB Facility have been repaid prior to such date, the date that is 91 days prior to the TLB Maturity Date. Loans under the Revolving Credit Facility may be repaid and reborrowed prior to such date, subject to the satisfaction of customary conditions.

Amounts covered under the Revolving Credit Facility and the TLA Facility bear interest at LIBOR (or, in the case of amounts denominated in Euros, EURIBOR), or, at our option, in the case of amounts denominated in U.S. Dollars, at a base rate equal to the highest of (i) the federal funds rate plus 0.50%, (ii) the rate of interest last quoted by the Wall Street Journal as the "prime rate", (iii) the one-month LIBOR rate plus 1.00%, and (iv) 0.00% per annum (the "Base Rate"), plus, in each case, a margin ranging from 1.25% to 2.75% per annum for LIBOR-based and EURIBOR-based loans under such facilities and ranging from 0.25% to 1.75% per annum for Base Rate-based loans under such facilities, in each case, depending on our consolidated leverage ratio. Prior to the delivery of our financial statements for the fiscal quarter ended September 30, 2021, the applicable margin was 2.50% for LIBOR-based and EURIBOR-based loans under such facilities and 1.50% for Base Rate-based loans under such facilities. Amounts borrowed under the TLB Facility bear interest at LIBOR or, at our option, at the Base Rate, plus, in each case, a margin of 2.50% per annum for LIBOR-based loans and 1.50% per annum for Base Rate-based loans. The Amended and Restated Credit Agreement contains customary LIBOR and EURIBOR replacement provisions. The daily unused portion of the Revolving Credit Facility is subject to a commitment fee ranging from 0.15% to 0.45% per annum, depending on our consolidated leverage ratio.

The obligations under the Senior Secured Credit Facility are guaranteed by certain of the Company's domestic material subsidiaries including NCR International, Inc. (the "Guarantor Subsidiary") and certain domestic subsidiaries acquired through the Cardtronics Transaction (collectively, the "Cardtronics Guarantors" and together with the Guarantor Subsidiary, the "Guarantors"). The obligations under the Senior Secured Credit Facility and the above described guarantee are secured by a first priority lien and security interest in certain equity interests owned by the Company and the Guarantors in certain of their respective domestic and foreign subsidiaries, and a first priority lien and security interest in substantially all of the assets of the Company and the Guarantors, subject to certain exclusions. These security interests would be released if the Company achieves an "investment grade" rating and will remain released so long as the Company maintains an "investment grade" rating.

The Senior Secured Credit Facility includes affirmative and negative covenants that restrict or limit the ability of the Company and its subsidiaries to, among other things, incur indebtedness; create liens on assets; engage in certain fundamental corporate changes or changes to the Company's business activities; make investments; sell or otherwise dispose of assets; engage in sale-leaseback or hedging transactions; repurchase stock, pay dividends or make similar distributions; repay other indebtedness; engage in certain affiliate transactions; or enter into agreements that restrict the Company's ability to create liens, pay dividends or make loan repayments. The Senior Secured Credit Facility also includes a financial covenant with respect to the Revolving Credit Facility and the TLA Facility. The financial covenant requires the Company to maintain:

- A consolidated leverage ratio on the last day of any fiscal quarter, not to exceed (i) in the case of any fiscal quarter ending on or prior to December 31, 2021, 5.50 to 1.00, (ii) in the case of any fiscal quarter ending on or prior to September 30, 2022, 5.25 to 1.00, and (iii) in the case of any fiscal quarter ending on or after December 31, 2022, 4.75 to 1.00.

The Company has the option to elect to increase the maximum permitted leverage ratio for the periods described in the foregoing clause (iii) by 0.25 in connection with the consummation of any material acquisition (as defined in the Senior Secured Credit Facility) for three fiscal quarters.

The Senior Secured Credit Facility also includes provisions for events of default, which are customary for similar financings. Upon the occurrence of an event of default, the lenders may, among other things, terminate the loan commitments, accelerate all loans and require cash collateral deposits in respect of outstanding letters of credit. If the Company is unable to pay or repay the amounts due, the lenders could, among other things, proceed against the collateral granted to them to secure such indebtedness.

The Company may request, at any time and from time to time one or more incremental term loans and/or revolving credit facilities (subject to the agreement of existing lenders or additional financial institutions to provide such term loans and/or revolving credit facilities) and with no requirement that existing lenders providing such facilities with commitments in an aggregate amount not to exceed the greater of (i) $150 million, and (ii) such amount as would not cause the leverage ratio under the Senior Secured Credit Facility, calculated on a pro forma basis including the incremental facility and assuming that it and the revolver are fully drawn, to exceed 3.00 to 1.00, and the proceeds of which can be used for working capital requirements and other general corporate purposes.

On December 27, 2022, the Company entered into a fifth amendment to the Senior Secured Credit Facility (the "Amendment"). The Amendment provides the Company and its subsidiaries with the flexibility to enter into financing and/or other monetization arrangements secured by certain automated teller machines and related receivables of the Company and its subsidiaries. The Amendment does not increase the overall debt or lien incurrence capacity under the Senior Secured Credit Facility.

For the year ended December 31, 2021, the Company incurred financing fees of $19 million related to certain structuring and commitment fees as a result of the financing transactions entered into during the first quarter of 2021.

Form 10-K

Senior Unsecured Notes On August 21, 2019, the Company issued $500 million aggregate principal amount of 5.750% senior unsecured notes due in 2027 (the "5.750% Notes"). The 5.750% Notes were sold at 100% of the principal amount with a maturity date of September 1, 2027. The 5.750% Notes were issued without registration rights. The Company has the option to redeem the 5.750% Notes, in whole or in part, at any time on or after September 1, 2022, at a redemption price of 102.875%, 101.438%, and 100% during the 12-month periods commencing on September 1, 2022, 2023 and 2024 and thereafter, respectively, plus accrued and unpaid interest to the redemption date.

On August 21, 2019, the Company issued $500 million aggregate principal amount of 6.125% senior unsecured notes due in 2029 (the "6.125% Notes"). The 6.125% Notes were sold at 100% of the principal amount with a maturity date of September 1, 2029. The 6.125% Notes were issued without registration rights. The Company has the option to redeem the 6.125% Notes, in whole or in part, at any time on or after September 1, 2024, at a redemption price of 103.063%, 102.042%, 101.021% and 100% during the 12-month periods commencing on September 1, 2024, 2025, 2026 and 2027 and thereafter, respectively, plus accrued and unpaid interest to the redemption date. Prior to September 1, 2024, the Company may redeem the 6.125% Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a make-whole premium and accrued and unpaid interest to the redemption date.

On August 20, 2020, the Company issued $650 million aggregate principal amount of 5.000% senior unsecured notes due in 2028 (the "5.000% Notes") and $450 million aggregate principal amount of 5.250% senior unsecured notes due in 2030 (the "5.250% Notes"). Interest is payable on the 5.000% and 5.250% Notes semi-annually in arrears at interest rates of 5.000% and 5.250%, respectively, on April 1 and October 1 of each year beginning April 1, 2021. The 5.000% and 5.250% Notes were sold at 100% of the principal amount and with maturity dates of October 1, 2028 and October 1, 2030, respectively.

At any time and from time to time, prior to October 1, 2023, the Company may redeem up to a maximum of 40% of the original aggregate principal amount of either the 5.000% or 5.250% Notes with the proceeds of one or more equity offerings, at a redemption price equal to 105.000%, with respect to the 5.000% Notes, and 105.250%, with respect to the 5.250% Notes, of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that: (i) at least 55% of the original aggregate principal amount of the 5.000% or 5.250% Notes remains outstanding; and (ii) such redemption occurs within 180 days of the completion of such equity offering.

Prior to October 1, 2023, with respect to the 5.000% Notes, or October 1, 2025, with respect to the 5.250% Notes, the Company may redeem some or all of such series of Notes by paying a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus the Applicable Premium, as defined in the Indenture, as of, and accrued and unpaid interest to, but excluding, the redemption date (subject to the right of holders of record of the Notes on the relevant record date to receive interest due on the relevant interest payment date).

The Company has the option to redeem the 5.000% Notes, in whole or in part, at any time on or after October 1, 2023, at a redemption price of 102.500%, 101.250%, and 100% during the 12-month periods commencing on October 1, 2023, 2024 and 2025 and thereafter, respectively, plus accrued and unpaid interest to the redemption date. The Company has the option to redeem the 5.250% Notes, in whole or in part, at any time on or after October 1, 2025, at a redemption price of 102.625%, 101.750%, 100.875%, and 100% during the 12-month periods commencing on October 1, 2025, 2026, 2027 and 2028 and thereafter, respectively, plus accrued and unpaid interest to the redemption date.

The senior unsecured notes are guaranteed by certain of the Company's domestic material subsidiaries (including the Guarantor Subsidiary and the Cardtronics Guarantors that joined as guarantors on October 14, 2021), which have guaranteed fully and unconditionally the obligations to pay principal and interest for these senior unsecured notes. The terms of the indentures for these notes limit the ability of the Company and certain of its subsidiaries to, among other things, incur additional debt or issue redeemable preferred stock; pay dividends or make certain other restricted payments or investments; incur liens; sell assets; incur restrictions on the ability of the Company's subsidiaries to pay dividends to the Company; enter into affiliate transactions; engage in sale and leaseback transactions; and consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's or such subsidiaries' assets. These covenants are subject to significant exceptions and qualifications. For example, if these notes are assigned an "investment grade" rating by Moody's or S&P and no default has occurred or is continuing, certain covenants will be terminated.

On April 6, 2021, the Company issued $1.2 billion aggregate principal amount of 5.125% senior notes due 2029 (the "5.125% Notes"). The Company used the net proceeds from the issuance of the 5.125% Notes, together with the borrowing under its senior secured credit facilities to finance the consideration paid in connection with the Cardtronics Transaction.

The 5.125% Notes are senior unsecured obligations of the Company and guaranteed by the Guarantors.

Interest is payable on the 5.125% Notes semi-annually in arrears at annual rates of 5.125% on April 15 and October 15 of each year, beginning on October 15, 2021. The 5.125% Notes will mature on April 15, 2029.

At any time and from time to time, prior to April 15, 2024, the Company may redeem up to a maximum of 40% of the original aggregate principal amount of the 5.125% Notes with the proceeds of one or more equity offerings, at a redemption price equal to 105.125% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that: (i) at least 55% of the original aggregate principal amount of the applicable 5.125% Notes remains outstanding; and (ii) such redemption occurs within 180 days of the completion of such equity offering.

Prior to April 15, 2024, the Company may redeem some or all of the 5.125% Notes by paying a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus the applicable premium, as defined in the applicable indenture, as of, and accrued and unpaid interest to, but excluding, the applicable redemption date (subject to the right of holders of record of the applicable 5.125% Notes on the relevant record date to receive interest due on the relevant interest payment date).

On or after April 15 of the relevant year listed below, the Company may redeem some or all of the 5.125% Notes at the prices listed below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date): 2024 at a redemption price of 102.563%, 2025 at a redemption price of 101.281% and 2026 and thereafter at a redemption price of 100%.

The 5.125% Notes contains customary events of default, including, among other things, payment default, exchange default, failure to provide certain notices thereunder and certain provisions related to bankruptcy events. The indenture also contains customary high yield affirmative and negative covenants, including negative covenants that, among other things, limit the Company and its restricted subsidiaries' ability to incur additional indebtedness, create liens on, sell or otherwise dispose of assets, engage in certain fundamental corporate changes or changes to lines of business activities, make certain investments or material acquisitions, engage in sale-leaseback or hedging transactions, repurchase common stock, pay dividends or make similar distributions on capital stock, repay certain indebtedness, engage in certain affiliate transactions and enter into agreements that restrict their ability to create liens, pay dividends or make loan repayments.

On August 12, 2021 (the "Redemption Date"), the $400 million 8.125% Notes were redeemed, at a redemption premium of 109.136% of the aggregate principal amount. As part of the debt extinguishment, we recognized a loss of $42 million, which includes the write-off of deferred financing fees of $5 million and a cash redemption premium of $37 million.

Form 10-K

Other Debt: In December 2022, the Company entered into a borrowing agreement with Banc of America Leasing & Capital, LLC to direct funds to NCR in exchange for installment repayments and for security interest in ATM equipment in corresponding ATM-as-a-Service ("ATMaaS") contracts. The total amount available under the financing program is $20 million with repayment terms up to four years. As of December 31, 2022, total debt outstanding under the financing program was $12 million with a weighted average interest rate of 7.21% and a weighted average term of 3.7 years.

Debt Maturities Maturities of debt outstanding, in principal amounts, at December 31, 2022 are summarized below:

		For the years ended December 31					
In millions	Total	2023	2024	2025	2026	2027	Thereafter
Debt maturities	**$5,714**	$ 104	$ 105	$ 106	$2,093	$506	$ 2,800

Fair Value of Debt The Company utilized Level 2 inputs, as defined in the fair value hierarchy, to measure the fair value of the long-term debt, which, as of December 31, 2022 and 2021 was $5.25 billion and $5.74 billion, respectively. Management's fair value estimates were based on quoted prices for recent trades of NCR's long-term debt, quoted prices for similar instruments, and inquiries with certain investment communities.

6. TRADE RECEIVABLES FACILITY

The Company maintains a trade receivables facility (the "T/R Facility") with PNC Bank, National Association ("PNC"), which allows the Company's wholly-owned, bankruptcy remote subsidiary, NCR Receivables LLC (the "U.S. SPE"), to sell certain trade receivables on a revolving basis to PNC and the other unaffiliated purchasers participating in the T/R Facility. The T/R Facility, as amended, became effective September 30, 2021 and has a term of two years, which the Company and the U.S. SPE intend to renew.

Under the T/R Facility, the Company and certain United States and Canadian operating subsidiaries of the Company continuously sell their trade receivables as they are originated to the U.S. SPE and a Canadian bankruptcy-remote special purpose entity (collectively, the "SPEs"), as applicable. None of the assets or credit of either SPE is available to satisfy the debts and obligations owed to the creditors of the Company or any other person until the obligations of the SPEs under the T/R Facility have been satisfied. The Company controls and therefore consolidates the SPEs in its consolidated financial statements.

As cash is collected on the trade receivables, the U.S. SPE has the ability to continuously transfer ownership and control of new qualifying receivables to PNC and the other unaffiliated purchasers such that the total outstanding balance of trade receivables sold can be up to $300 million at any point in time, which is the maximum purchase commitment of PNC and the other unaffiliated purchasers. The future outstanding balance of trade receivables that are sold is expected to vary based on the level of activity and other factors and could be less than the maximum purchase commitment of $300 million. The total outstanding balance of trade receivables that have been sold and derecognized by the U.S. SPE to PNC and the other unaffiliated purchasers is approximately $300 million as of December 31, 2022 and December 31, 2021. Excluding the trade receivables sold to PNC and other unaffiliated purchasers, the SPEs collectively owned $321 million and $228 million of trade receivable as of December 31, 2022 and December 31, 2021, respectively, and these amounts are included in Accounts receivable, net in the Company's Consolidated Balance Sheets.

Upon the effectiveness of the T/R Facility, as amended, the Company received a benefit from cash from operations of approximately $300 million in the year ended December 31, 2021. Continuous cash activity related to the T/R Facility is reflected in Net cash provided by operating activities in the Consolidated Statements of Cash Flows. The U.S. SPE incurs fees due and payable to PNC and the other unaffiliated purchasers participating in the T/R Facility. Those fees, which are immaterial, are recorded within Other income (expense), net in the Consolidated Statements of Operations. In addition, each of the SPEs has provided a full recourse guarantee in favor of PNC and the other unaffiliated purchasers of the full and timely payment of all trade receivables sold to them by the U.S. SPE. The guarantee is collateralized by all the trade receivables owned by each of the SPEs that have not been sold to PNC or the other unaffiliated purchasers. The reserve recognized for this recourse obligation as of December 31, 2022 and 2021 is not material.

The Company, or in the case of any Canadian trade receivables, NCR Canada Corp., continues to be involved with the trade receivables even after they are transferred to the SPEs (or further transferred to PNC and the other unaffiliated purchasers) by acting as servicer. In addition to any obligations as servicer, the Company and each of its subsidiaries acting as an originator under the T/R Facility provide the SPEs with customary recourse in respect of (i) certain dilutive events with respect to the trade receivables sold to the SPEs that are caused by the Company or another originator and (ii) in the event of certain violations by the Company or another originator of their representations and warranties with respect to the trade receivables sold to the SPEs. These servicing and originator liabilities of the Company and its subsidiaries (other than the SPEs) under the T/R Facility are not expected to be material, given the high quality of the customers underlying the receivables and the anticipated short collection period.

The T/R Facility includes other customary representations and warranties, affirmative and negative covenants and default and termination provisions, which provide for the acceleration of amounts owed to PNC and the other unaffiliated purchasers thereunder in circumstances including, but not limited to, failure to pay capital or yield on when due, breach of representation, warranty or covenant, certain insolvency events or failure to maintain the security interest in the trade receivables, and defaults under other material indebtedness.

7. INCOME TAXES

For the years ended December 31, income (loss) from continuing operations before income taxes consisted of the following:

In millions	2022	2021	2020
Income (loss) before income taxes			
United States	$(139)	$(142)	$(391)
Foreign	350	426	332
Total income (loss) from continuing operations before income taxes	$ 211	$ 284	$ (59)

For the years ended December 31, income tax expense (benefit) consisted of the following:

In millions	2022	2021	2020
Income tax expense (benefit)			
Current			
Federal	$ 2	$ 5	$ (9)
State	7	5	—
Foreign	79	87	68
Deferred			
Federal	13	93	(108)
State	(1)	(8)	(6)
Foreign	48	4	2
Total income tax expense (benefit)	$148	$186	$ (53)

Form 10-K

The following table presents the principal components of the difference between the effective tax rate and the U.S. federal statutory income tax rate for the years ended December 31:

In millions	2022	2021	2020
Income tax (benefit) expense at the U.S. federal tax rate of 21%	$ 44	$ 60	$ (12)
Foreign income tax differential	(8)	4	(14)
Additional U.S. tax on foreign income	7	21	13
State and local income taxes (net of federal effect)	5	2	(4)
Other U.S. permanent book/tax differences	2	3	2
Meals and entertainment expense	2	1	1
Nondeductible transaction costs	1	4	—
Disallowed executive compensation	12	15	10
Gains/losses on internal entity restructuring	—	55	2
Excess benefit/deficit from share-based payments	1	(6)	3
Change in branch tax status	—	1	—
Research and development tax credits	(6)	(6)	(7)
Foreign tax law changes	—	(13)	(4)
Valuation allowances	94	21	(32)
Change in liability for unrecognized tax benefits	(6)	13	(12)
Change in tax estimates for prior periods	(1)	11	—
Other, net	1	—	1
Total income tax (benefit) expense	$148	$186	$ (53)

NCR's tax provisions include a provision for income taxes in certain tax jurisdictions where its subsidiaries are profitable, but reflect only a portion of the tax benefits related to certain foreign subsidiaries' tax losses due to the uncertainty of the ultimate realization of future benefits from these losses. During 2022, our tax rate was impacted by a $94 million expense from recording a valuation allowance against deferred tax assets in the United Kingdom and other foreign jurisdictions. During 2021, significant matters impacting our tax rate include a $36 million expense from recording a valuation allowance against interest expense deduction carryforwards in the United States, a $14 million benefit from the deferred tax impact of a tax law change in the United Kingdom and a $40 million non-cash expense resulting from an internal entity restructuring. During 2020, the tax rate was impacted by a $48 million benefit from the release of a valuation allowance against U.S. foreign tax credits and the re-establishment of expected foreign tax credit offsets to unrecognized tax benefits.

NCR did not provide additional U.S. income tax or foreign withholding taxes, if any, on approximately $3.7 billion of undistributed earnings of its foreign subsidiaries, given the intention continues to be that those earnings are reinvested indefinitely. The amount of unrecognized deferred tax liability associated with these indefinitely reinvested earnings is approximately $152 million. The unrecognized deferred tax liability is made up of a combination of U.S. and state income taxes and foreign withholding taxes.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income/loss, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies.

Deferred income tax assets and liabilities included in the Consolidated Balance Sheets as of December 31 were as follows:

In millions	2022	2021
Deferred income tax assets		
Employee pensions and other benefits	$ 139	$ 202
Other balance sheet reserves and allowances	257	233
Tax loss and credit carryforwards	616	656
Capitalized research and development	46	39
Property, plant and equipment	15	18
Lease liabilities	90	101
Other	36	27
Total deferred income tax assets	$1,199	$1,276
Valuation allowance	(448)	(368)
Net deferred income tax assets	$ 751	$ 908
Deferred income tax liabilities		
Intangibles	$ 71	$ 73
Right of use assets	92	101
Capitalized software	27	58
Total deferred income tax liabilities	$ 190	$ 232
Total net deferred income tax assets	$ 561	$ 676

NCR has previously recorded valuation allowances related to certain deferred tax assets due to the uncertainty of the ultimate realization of the future benefits from those assets. The recorded valuation allowances cover deferred tax assets, primarily tax loss carryforwards and foreign tax credits, in tax jurisdictions where there is uncertainty as to the ultimate realization of those tax losses and credits. If we are unable to generate sufficient future taxable income of the proper source in the time period within which the temporary differences underlying our deferred tax assets become deductible, or before the expiration of our loss and credit carryforwards, additional valuation allowances could be required.

As of December 31, 2022, NCR had U.S. federal, U.S. state (tax effected), and foreign tax attribute carryforwards of approximately $1.7 billion. The net operating loss carryforwards that are subject to expiration will expire in the years 2023 through 2040. The attributes include U.S. tax credit carryforwards of $200 million, which expire in the years 2025 through 2042. As a result of stock ownership changes, our U.S. tax attributes could be subject to limitations under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, if further material stock ownership changes occur.

The aggregate changes in the balance of our gross unrecognized tax benefits were as follows for the years ended December 31:

In millions	2022	2021	2020
Gross unrecognized tax benefits—January 1	$121	$103	$121
Increases related to tax positions from prior years	3	25	15
Decreases related to tax positions from prior years	(15)	(4)	(6)
Increases related to tax provisions taken during the current year	7	7	6
Settlements with tax authorities	(22)	(2)	(23)
Lapses of statutes of limitation	(7)	(8)	(10)
Total gross unrecognized tax benefits—December 31	$ 87	$121	$103

Form 10-K

Of the total amount of gross unrecognized tax benefits as of December 31, 2022, $59 million would affect NCR's effective tax rate if realized. The Company's liability arising from uncertain tax positions is recorded in Income tax accruals and Other current liabilities in the Consolidated Balance Sheets.

We recognized interest and penalties associated with uncertain tax positions as part of the provision for income taxes in our Consolidated Statements of Operations of $1 million of benefit, zero, and $5 million of benefit for the years ended December 31, 2022, 2021, and 2020, respectively. The gross amount of interest and penalties accrued as of December 31, 2022 and 2021 was $26 million and $30 million, respectively.

In the United States, NCR files consolidated federal and state income tax returns where statutes of limitations generally range from three to five years. In 2022, the IRS commenced an examination of our 2019 income tax return, which is ongoing. U.S. federal tax years remain open from 2019 forward. Years beginning on or after 2010 are still open to examination by certain foreign taxing authorities, including India, Egypt, and other major taxing jurisdictions.

The Company engages in continuous discussions and negotiations with taxing authorities regarding tax matters, and the Company has determined that over the next 12 months it expects to resolve certain tax matters related to U.S. and foreign jurisdictions. As a result, as of December 31, 2022, we estimate that it is reasonably possible that unrecognized tax benefits may decrease by $3 million to $5 million in the next 12 months.

8. STOCK COMPENSATION PLANS

The Company recognizes all share-based payments as compensation expense in its financial statements based on their fair value. As of December 31, 2022, the Company's stock-based compensation consisted of restricted stock units, employee stock purchase plan and stock options. The Company recorded stock-based compensation expense for the years ended December 31 as follows:

In millions	2022	2021	2020
Restricted stock units	$ 99	123	78
Stock options	17	23	24
Employee stock purchase plan	9	8	6
Stock-based compensation expense	125	154	108
Tax benefit	(14)	(18)	(13)
Total stock-based compensation (net of tax)	$111	136	95

Approximately 27 million shares (i) remain available for future issuance and (ii) are issuable upon the exercise or settlement of outstanding awards under the 2017 Stock Incentive Plan ("SIP"). Details of the Company's stock-based compensation plans are discussed below.

Restricted Stock Units

The SIP provides for the grant of several different forms of stock-based compensation, including restricted stock units. Restricted stock units can have service-based and/or performance-based vesting with performance goals being established by the Compensation and Human Resource Committee of the Company's Board of Directors. Any grant of restricted stock units is generally subject to a vesting period of 12 months to 48 months, to the extent permitted by the SIP. Performance-based grants conditionally vest upon achievement of future performance goals based on performance criteria such as the Company's achievement of specific return on capital and/or other financial metrics (as defined in the SIP) during the performance period. Performance-based grants must be earned, based on performance, before the actual number of shares to be awarded is known. The

Compensation and Human Resource Committee considers the likelihood of meeting the performance criteria based upon estimates and other relevant data, and certifies performance based on its analysis of achievement against the performance criteria. A recipient of restricted stock units does not have the rights of a stockholder and is subject to restrictions on transferability and risk of forfeiture. Other terms and conditions applicable to any award of restricted stock units will be determined by the Compensation and Human Resource Committee and set forth in the agreement relating to that award.

The following table reports restricted stock unit activity during the year ended December 31, 2022:

Shares in thousands	Number of Units	Weighted Average Grant-Date Fair Value per Unit
Unvested shares as of January 1	7,922	$32.86
Shares granted	6,284	$35.08
Shares vested	(4,171)	$27.97
Shares forfeited	(958)	$36.53
Unvested shares as of December 31	9,077	$35.67

Stock-based compensation expense is recognized in the financial statements based upon fair value. The total fair value of units vested and distributed in the form of NCR common stock was $117 million in 2022, $119 million in 2021, and $74 million in 2020. As of December 31, 2022, there was $197 million of unrecognized compensation cost related to unvested restricted stock unit grants. The unrecognized compensation cost is expected to be recognized over a remaining weighted-average period of 1.2 years. The weighted average grant date fair value for restricted stock unit awards granted in 2021 and 2020 was $34.00 and $26.50, respectively. The weighted average grant date fair value of restricted stock awards assumed through the Cardtronics acquisition is based on the fair value on the date assumed.

The following table represents the composition of restricted stock unit grants in 2022:

Shares in thousands	Number of Units	Weighted Average Grant-Date Fair Value
Service-based units	2,667	$30.58
Performance-based units	3,617	$37.76
Total restricted stock units	6,284	$35.08

On February 25, 2022, the Company granted market-based restricted stock units vesting on December 31, 2024. The number of awards that vest are subject to the performance of the Company's stock price from the date of grant to December 31, 2024. The fair value was determined to be $57.67 per share based on using a Monte-Carlo simulation model and will be recognized over the requisite service period. The table below details the assumptions used in determining the fair value of the market-based restricted stock units.

Dividend yield	— %
Risk-free interest rate	1.73%
Expected volatility	59.26%

Expected volatility for the market-based restricted stock units is calculated as the historical volatility of the Company's stock over a period of three years, as management believes this is the best representation of prospective trends. The risk-free interest rate was determined based on a three year U.S. Treasury yield curve in effect at the time of the grant.

Form 10-K

On December 21, 2022, the Company granted market-based restricted stock units vesting on December 31, 2025. The number of awards that vest are subject to the compound annual growth rate ("CAGR") of the Company's stock price from January 1, 2023 to December 31, 2025 (the "performance period"), subject to an alternative level of achievement based on the Company's relative total shareholder return ranking among a comparison group. The fair value of the awards was determined to be $29.66 per share based on using a Monte-Carlo simulation model and will be recognized over the requisite service period.

Approximately 50% of these market-based restricted stock units granted include an accelerated vesting provision if a Qualified Transaction, as defined in the award agreement, takes place during the performance period (with a minimum vesting period of one year from the grant date). Upon the occurrence of a Qualified Transaction, the number of shares that vest are then based on the Company's 20-day volume-weighted average closing stock price immediately preceding the transaction date. If a qualifying transaction is deemed probable, the award will be recognized over the adjusted requisite service period at a fair value determined using a Monte-Carlo simulation model ranging from $30.00 to $35.81 per unit, dependent upon the estimated timing of the transaction. Transactions of this nature are subject to many variables that are highly uncertain, including the receipt of regulatory approvals and market conditions.

The table below details the significant assumptions used in determining the fair value of the market-based restricted stock units granted on December 21, 2022:

Dividend yield	— %
Risk-free interest rate	3.90%
Expected volatility	64.93%

Expected volatility for these restricted stock units is calculated as the historical volatility of the Company's stock over a period of approximately three years, as management believes this is the best representation of prospective trends. The risk-free interest rate was determined based on a three year U.S. Treasury yield curve in effect at the time of the grant.

Stock Options

The SIP also provides for the grant of stock options to purchase shares of NCR common stock. The Compensation and Human Resource Committee has discretion to determine the material terms and conditions of option awards under the SIP, provided that (i) the exercise price must be no less than the fair market value of NCR common stock (defined as the closing price) on the date of grant, (ii) the term must be no longer than ten years, and (iii) in no event shall the normal vesting schedule provide for vesting in less than one year. Other terms and conditions of an award of stock options will be determined by the Compensation and Human Resource Committee as set forth in the agreement relating to that award. The Compensation and Human Resource Committee has authority to administer the SIP, except that the Committee on Directors and Governance of the Company's Board of Directors will administer the SIP with respect to non-employee members of the Board of Directors. New shares of the Company's common stock are issued as a result of stock option exercises.

During the years ended December 31, 2022 and 2021, the Company did not grant any stock options. During the year ended December 31, 2022, as discussed in Note 2, "Business Combinations", the Company converted certain outstanding unvested LibertyX awards into NCR awards. LibertyX stock option awards were converted into NCR stock option awards with an exercise price per share for option awards equal to the exercise price per share of such stock option award immediately prior to the completion of the acquisition divided by the exchange ratio (as defined in the acquisition agreement), and vested immediately. The value of the option awards was deemed attributable to services already rendered and was included as a portion of the purchase price.

During the year ended December 31, 2021, as discussed in Note 2, "Business Combinations", the Company converted certain outstanding unvested Cardtronics awards into NCR awards. Cardtronics stock option awards were converted into NCR stock option awards with an exercise price per share for option awards equal to the exercise price per share of such stock option award immediately prior to the completion of the acquisition divided by the exchange ratio (as defined in the acquisition agreement) and will continue to be governed generally by the same terms and conditions as were applicable prior to the acquisition. The fair value of options that the Company assumed in connection with the acquisition of Cardtronics were estimated using the Black-Scholes model.

The following table summarizes the Company's stock option activity for the year ended December 31, 2022:

Shares in thousands	Shares Under Option	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of January 1	9,079	$32.96		
Granted	—	$ —		
Assumed through acquisition	217	$ 1.21		
Exercised	(255)	$10.00		
Forfeited or expired	(346)	$33.87		
Outstanding as of December 31	8,695	$32.81	3.29	$3.48
Fully vested and expected to vest as of December 31	1,863	$34.08	3.97	$0.82
Exercisable as of December 31	6,752	$32.43	3.12	$2.67

As of December 31, 2022, the total unrecognized compensation cost of $2 million related to unvested stock option grants is expected to be recognized over a weighted average period of approximately 0.2 years.

The total intrinsic value of all options exercised was $7 million in 2022, $9 million in 2021, and $1 million in 2020. Cash received from option exercises under all share-based payment arrangements was $2 million in 2022, $25 million in 2021, and $2 million in 2020. There was $1 million tax benefit realized from option exercises in 2021. There was no tax benefit realized from stock options exercised in 2022 or 2020.

Employee Stock Purchase Plan

The Company's amended Employee Stock Purchase Plan ("ESPP") provides employees a 15% discount on stock purchases using a three-month look-back feature where the discount is applied to the stock price that represents the lower of NCR's closing stock price on either the first day or the last day of each calendar quarter. Participants can contribute between 1% and 10% of their compensation. The amended ESPP was approved by NCR stockholders in 2016 and became effective January 1, 2017.

Employees purchased approximately 1.3 million shares in 2022, 0.8 million shares in 2021, and 1.3 million shares in 2020, for approximately $29 million in 2022, $26 million in 2021 and $21 million in 2020. A total of 4 million shares were originally authorized to be issued under the ESPP before its amendment. Under the amended ESPP, 10 million shares were newly authorized to be issued, plus any shares remaining unissued under the prior ESPP after the last 2016 purchase date. Approximately 5.5 million authorized shares remain unissued under our amended ESPP as of December 31, 2022.

9. EMPLOYEE BENEFIT PLANS

Pension, Postretirement and Postemployment Plans NCR sponsors defined benefit pension plans. NCR's U.S. pension plan no longer offers additional benefits and is closed to new participants. Internationally, the defined benefit plans are based primarily upon compensation and years of service. Certain international plans also no longer offer additional benefits and are closed to new participants. NCR's funding policy is to contribute annually no less than the minimum required by applicable laws and regulations. Assets of NCR's defined benefit plans are primarily invested in common and commingled trusts, corporate and government debt securities, publicly traded common stocks, real estate investments, and cash or cash equivalents.

NCR recognizes the funded status of each applicable plan on the Consolidated Balance Sheets. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. For pension plans, changes in the fair value of plan assets and net actuarial gains or losses are recognized upon remeasurement, which is at least annually in the fourth quarter of each year. For postretirement and postemployment plans, changes to the funded status are recognized as a component of other comprehensive loss in stockholders' equity.

NCR sponsors a U.S. postretirement benefit plan that no longer offers benefits to U.S. participants who had not reached a certain age and years of service with NCR. The plan provides medical care benefits to retirees and their eligible dependents. Non-U.S. employees are typically covered under government-sponsored programs, and NCR generally does not provide postretirement benefits other than pensions to non-U.S. retirees. NCR generally funds these benefits on a pay-as-you-go basis.

NCR offers various postemployment benefits to involuntarily terminated and certain inactive employees after employment but before retirement. These benefits are paid in accordance with NCR's established postemployment benefit practices and policies. Postemployment benefits include mainly severance as well as continuation of healthcare benefits and life insurance coverage while on disability. NCR provides appropriate accruals for these postemployment benefits. These postemployment benefits are funded on a pay-as-you-go basis.

Pension Plans Reconciliation of the beginning and ending balances of the benefit obligations for NCR's pension plans are as follows:

In millions	U.S. Pension Benefits		International Pension Benefits		Total Pension Benefits	
	2022	2021	2022	2021	2022	2021
Change in benefit obligation						
Benefit obligation as of January 1	**$1,882**	$2,067	**$1,105**	$1,246	**$2,987**	$3,313
Net service cost	**—**	—	**5**	6	**5**	6
Interest cost	**39**	34	**12**	8	**51**	42
Amendment	**—**	—	**—**	(6)	**—**	(6)
Actuarial (gain) loss	**(409)**	(102)	**(222)**	(57)	**(631)**	(159)
Benefits paid	**(115)**	(117)	**(53)**	(60)	**(168)**	(177)
Settlements	**—**	—	**(1)**	—	**(1)**	—
Plan participant contributions	**—**	—	**—**	—	**—**	—
Currency translation adjustments	**—**	—	**(78)**	(32)	**(78)**	(32)
Benefit obligation as of December 31	**$1,397**	$1,882	**$ 768**	$1,105	**$2,165**	$2,987
Accumulated benefit obligation as of December 31	**$1,397**	$1,882	**$ 761**	$1,095	**$2,158**	$2,977

A reconciliation of the beginning and ending balances of the fair value of the plan assets of NCR's pension plans are as follows:

In millions	U.S. Pension Benefits		International Pension Benefits		Total Pension Benefits	
	2022	2021	2022	2021	2022	2021
Change in plan assets						
Fair value of plan assets as of January 1	**$1,379**	$1,528	**$1,106**	$1,118	**$2,485**	$2,646
Actual return on plan assets	**(324)**	(32)	**(225)**	47	**(549)**	15
Company contributions	**50**	—	**17**	17	**67**	17
Benefits paid	**(115)**	(117)	**(53)**	(60)	**(168)**	(177)
Settlement	**—**	—	**(1)**	—	**(1)**	—
Currency translation adjustments	**—**	—	**(84)**	(16)	**(84)**	(16)
Plan participant contributions	**—**	—	**—**	—	**—**	—
Fair value of plan assets as of December 31	**$ 990**	$1,379	**$ 760**	$1,106	**$1,750**	$2,485

The following table presents the funded status and the reconciliation of the funded status to amounts recognized in the Consolidated Balance Sheets and in Accumulated other comprehensive loss as of December 31:

In millions	U.S. Pension Benefits		International Pension Benefits		Total Pension Benefits	
	2022	2021	2022	2021	2022	2021
Funded Status	**$(407)**	$(503)	**$ (8)**	$ 1	**$(415)**	$(502)
Amounts recognized in the Consolidated Balance Sheets						
Noncurrent assets	**$ —**	$ —	**$ 212**	$ 300	**$ 212**	$ 300
Current liabilities	**—**	—	**(13)**	(13)	**(13)**	(13)
Noncurrent liabilities	**(407)**	(503)	**(207)**	(286)	**(614)**	(789)
Net amounts recognized	**$(407)**	$(503)	**$ (8)**	$ 1	**$(415)**	$(502)
Amounts recognized in accumulated other comprehensive loss						
Prior service cost	**—**	—	**13**	17	**13**	17
Total	**$ —**	$ —	**$ 13**	$ 17	**$ 13**	$ 17

For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $1,584 million, $1,582 million, and $992 million, respectively, as of December 31, 2022, and $2,151 million, $2,149 million and $1,382 million, respectively, as of December 31, 2021.

The net periodic benefit (income) cost of the pension plans for the years ended December 31 was as follows:

In millions	U.S. Pension Benefits			International Pension Benefits			Total Pension Benefits		
	2022	2021	2020	2022	2021	2020	2022	2021	2020
Net service cost	**$—**	$—	$—	**$ 5**	$ 6	$ 6	**$ 5**	$ 6	$ 6
Interest cost	**39**	34	51	**12**	8	13	**51**	42	64
Expected return on plan assets	**(66)**	(30)	(36)	**(27)**	(25)	(28)	**(93)**	(55)	(64)
Amortization of prior service cost	**—**	—	—	**—**	1	1	**—**	1	1
Actuarial (gain) loss	**(20)**	(40)	18	**28**	(78)	16	**8**	(118)	34
Net periodic benefit (income) cost	**$ (47)**	$ (36)	$ 33	**$ 18**	$(88)	$ 8	**$ (29)**	$(124)	$ 41

The net actuarial loss in 2022 was primarily due to the impact of economic downturns on the value of plan assets, partially offset by an increase in discount rates in measuring the benefit obligation. Actuarial gains in 2021 were primarily due to an increase in discount rates as well as a favorable impact from an update to the mortality tables. Actuarial losses in 2020 were primarily due to a decrease in the discount rate.

The weighted average rates and assumptions used to determine benefit obligations as of December 31 were as follows:

	U.S. Pension Benefits		International Pension Benefits		Total Pension Benefits	
	2022	2021	2022	2021	2022	2021
Discount rate	**5.3%**	2.7%	**3.8%**	1.4%	**4.8%**	2.2%
Rate of compensation increase	**N/A**	N/A	**1.8%**	1.4%	**1.8%**	1.4%

The weighted average rates and assumptions used to determine net periodic benefit (income) cost for the years ended December 31 were as follows:

	U.S. Pension Benefits			International Pension Benefits			Total Pension Benefits		
	2022	2021	2020	2022	2021	2020	2022	2021	2020
Discount rate—Service Cost	**N/A**	N/A	N/A	**0.9%**	0.4%	0.7%	**0.9%**	0.4%	0.7%
Discount rate—Interest Cost	**2.1%**	1.7%	2.7%	**1.2%**	0.7%	1.2%	**1.8%**	1.3%	2.1%
Expected return on plan assets	**5.0%**	2.1%	2.8%	**2.7%**	2.2%	2.6%	**4.0%**	2.1%	2.7%
Rate of compensation increase	**N/A**	N/A	N/A	**1.4%**	0.9%	0.9%	**1.4%**	0.9%	0.9%

The weighted-average cash balance interest crediting rate for the Company's cash balance defined benefit plans was 2.1% and 1.1% for the years ended December 31, 2022 and 2021, respectively.

The discount rate used to determine U.S. benefit obligations as of December 31, 2022 was derived by matching the plans' expected future cash flows to the corresponding yields from the Willis Tower Watson ("WTW") Rate:Link 10th-90th yield curve. In fiscal 2021 and 2020, the discount rate was determined using the Aon Hewitt AA Bond Universe Curve. The WTW Rate:Link 10th-90th yield curve has been constructed to represent the available yields on high-quality, fixed income investments across a broad range of future maturities. International discount rates were determined by examining interest rate levels and trends within each country, particularly yields on high-quality, long-term corporate bonds, relative to our future expected cash flows.

NCR employs a building block approach as its primary approach in determining the long-term expected rate of return assumptions for plan assets. Historical market returns are studied and long-term relationships between equities and fixed income are preserved consistent with the widely accepted capital market principle that assets with higher volatilities generate higher returns over the long run. Current market factors, such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The expected long-term portfolio return is established for each plan via a building block approach with proper rebalancing consideration. The result is then adjusted to reflect additional expected return from active management net of plan expenses. Historical plan returns, the expectations of other capital market participants, and peer data may be used to review and assess the results for reasonableness and appropriateness.

Plan Assets The weighted average asset allocations as of December 31, 2022 and 2021 by asset category are as follows:

	U.S. Pension Fund			International Pension Fund		
	Actual Allocation of Plan Assets as of December 31		Target Asset Allocation [3]	Actual Allocation of Plan Assets as of December 31		Target Asset Allocation
	2022	2021		2022	2021	
Equity and other investments [1]	**61%**	14%	60 - 85%	**21%**	23%	10 - 30%
Debt securities [2]	**20%**	84%	5 - 20%	**45%**	51%	50 - 70%
Real estate	**— %**	— %	0 - 20%	**20%**	14%	10 - 20%
Other	**19%**	2%	10 - 30%	**14%**	12%	5 - 15%
Total	**100%**	100%		**100%**	100%	

(1) Includes equity securities and equities held in comingled trusts.
(2) Includes debt securities and debt held in comingled trusts.
(3) In 2022, the Company had a change in investment strategy for the U.S. pension plan. Refer to the *Investment Strategy* section below.

NCR Corporation
Notes to Consolidated Financial Statements—(Continued)

The fair value of plan assets as of December 31, 2022 and 2021 by asset category is as follows:

In millions	Notes	U.S. Fair Value as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Not Subject to Leveling	International Fair Value as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Not Subject to Leveling
Assets											
Equity securities and other investments:											
Common stock	1	$—	$—	$—	$—	$—	$ 88	$—	$—	$—	$ 88
Common and commingled trusts—Equities	4	603	—	—	—	603	75	—	—	—	75
Fixed income securities:											
Government securities	2	—	—	—	—	—	—	—	—	—	—
Corporate debt	3	—	—	—	—	—	76	—	59	—	17
Common and commingled trusts—Bonds	4	196	—	—	—	196	330	—	—	—	330
Insurance products	4	—	—	—	—	—	1	—	1	—	—
Real Estate											
Partnership/joint venture interests—Real estate	5	—	—	—	—	—	—	—	—	—	—
Real estate and other	5	—	—	—	—	—	154	—	—	154	—
Other types of investments:											
Common and commingled trusts—Short Term Investments	4	52	—	—	—	52	20	—	—	—	20
Common and commingled trusts—Balanced	4	—	—	—	—	—	—	—	—	—	—
Partnership/joint venture interests—Other	5	25	—	—	—	25	—	—	—	—	—
Mutual funds	4	—	—	—	—	—	—	—	—	—	—
Hedge Funds	4	114	—	—	—	114					
Money market funds	4	—	—	—	—	—	16	—	—	—	16
Total		**$990**	**$—**	**$—**	**$—**	**$990**	**$760**	**$—**	**$ 60**	**$154**	**$546**

In millions	Notes	U.S. Fair Value as of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Not Subject to Leveling	International Fair Value as of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Not Subject to Leveling
Assets											
Equity securities:											
Common stock	1	$ 194	$194	$—	$—	$—	$ 26	$ 26	$—	$—	$—
Common and commingled trusts—Equities	4	—	—	—	—	—	145	—	—	—	145
Fixed income securities:											
Government securities	2	201	—	201	—	—	—	—	—	—	—
Corporate debt	3	752	—	752	—	—	87	—	87	—	—
Common and commingled trusts—Bonds	4	159	—	—	—	159	457	—	—	—	457
Insurance products	4	—	—	—	—	—	1	—	1	—	—
Real Estate											
Partnership/joint venture interests—Real estate	5	—	—	—	—	—	—	—	—	—	—
Real estate and other	5	—	—	—	—	—	151	—	—	151	—
Other types of investments:											
Common and commingled trusts—Short Term Investments	4	39	—	—	—	39	27	—	—	—	27
Common and commingled trusts—Balanced	4	—	—	—	—	—	185	—	—	—	185
Partnership/joint venture interests—Other	5	2	—	—	—	2	—	—	—	—	—
Mutual funds	4	30	30	—	—	—	—	—	—	—	—
Money market funds	4	2	—	—	—	2	27	—	—	—	27
Total		**$1,379**	**$224**	**$953**	**$—**	**$202**	**$1,106**	**$ 26**	**$ 88**	**$151**	**$841**

Notes:
1. Common stocks are valued based on quoted market prices at the closing price as reported on the active market on which the individual securities are traded.
2. Government securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the security is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields on similar instruments but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.
3. Corporate debt is valued primarily based on observable market quotations for similar bonds at the closing price reported on the active market on which the individual securities are traded. When such quoted prices are not available, the bonds are valued using a discounted cash flows approach using current yields on similar instruments of issuers with similar credit ratings.

4. Common/collective trusts and registered investment companies (RICs) such as mutual funds are valued using a Net Asset Value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares or units outstanding. The fair value of the underlying securities within the fund, which are generally traded on an active market, are valued at the closing price reported on the active market on which those individual securities are traded. For investments not traded on an active market, or for which a quoted price is not publicly available, a variety of unobservable valuation methodologies, including discounted cash flow, market multiple and cost valuation approaches, are employed by the fund manager or independent third party to value investments.

5. Partnership/joint ventures are valued based on the fair value of the underlying securities within the fund, which include investments both traded on an active market and not traded on an active market. For those investments that are traded on an active market, the values are based on the closing price reported on the active market on which those individual securities are traded. For investments not traded on an active market, or for which a quoted price is not publicly available, a variety of unobservable valuation methodologies, including discounted cash flow, market multiples and cost valuation approaches, are employed by the fund manager to value investments.

The following table presents the reconciliation of the beginning and ending balances of those plan assets classified within Level 3 of the valuation hierarchy. When the determination is made to classify the plan assets within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement.

In millions	International Pension Plans
Balance, December 31, 2020	$152
Realized and unrealized gains and losses, net	(1)
Purchases, sales and settlements, net	—
Transfers, net	—
Balance, December 31, 2021	$151
Realized and unrealized gains and losses, net	3
Purchases, sales and settlements, net	—
Transfers, net	—
Balance, December 31, 2022	**$154**

Investment Strategy NCR has historically employed a total return investment approach, whereby a mix of fixed-income, equities and real estate investments are used to maximize the long-term return of plan assets subject to a prudent level of risk. The risk tolerance is established for each plan through a careful consideration of plan liabilities, plan funded status and corporate financial condition. During 2022, in consultation with an independent advisor on asset allocation strategy investment policy and objectives, we chose to diversify the asset allocation held by the U.S. pension plan to capture additional returns to reduce future cash funding requirements.

The investment portfolios contain a diversified mix of asset classes, including, fixed-income investments, which are diversified across U.S. and non-U.S. issuers, type of fixed-income security (i.e., government bonds, corporate bonds, mortgage-backed securities) and credit quality. The investment portfolios also contain a blend of equity investments, which are diversified across U.S. and non-U.S. stocks, small and large capitalization stocks, and growth and value stocks, primarily of non-U.S. issuers. Where applicable, real estate investments are made through real estate securities, partnership interests or direct investment and are diversified by property type and location. Other assets, such as cash or private equity are used judiciously to improve portfolio diversification and enhance risk-adjusted portfolio returns. Derivatives may be used to adjust market exposures in an efficient and timely manner. Due to the timing of security purchases and sales, cash held by fund managers is classified in the same asset category as the related investment. Rebalancing algorithms are applied to keep the asset mix of the plans from deviating excessively from their targets. Investment risk is measured and monitored on an ongoing basis through regular performance reporting, investment manager reviews, actuarial liability measurements and periodic investment strategy reviews.

Postretirement Plans Reconciliation of the beginning and ending balances of the benefit obligation for NCR's U.S. postretirement plan is as follows:

	Postretirement Benefits	
In millions	2022	2021
Change in benefit obligation		
Benefit obligation as of January 1	$ 14	$ 16
Interest cost	—	—
Actuarial gain	(6)	(1)
Plan participant contributions	—	—
Benefits paid	(1)	(1)
Benefit obligation as of December 31	$ 7	$ 14

The following table presents the funded status and the reconciliation of the funded status to amounts recognized in the Consolidated Balance Sheets and in Accumulated other comprehensive loss as of December 31:

	Postretirement Benefits	
In millions	2022	2021
Benefit obligation	$ (7)	$ (14)
Amounts recognized in the Consolidated Balance Sheets		
Current liabilities	$ (2)	$ (1)
Noncurrent liabilities	(5)	(13)
Net amounts recognized	$ (7)	$ (14)
Amounts recognized in accumulated other comprehensive loss		
Net actuarial loss (gain)	$ (6)	$ 5
Prior service benefit	—	—
Total	$ (6)	$ 5

The net periodic benefit cost (income) of the postretirement plan for the years ended December 31 was:

	Postretirement Benefits		
In millions	2022	2021	2020
Interest cost	$—	$—	$—
Amortization of:			
Prior service benefit	—	—	(3)
Actuarial loss	1	1	1
Net periodic benefit cost (income)	$ 1	$ 1	$ (2)

The assumptions utilized in accounting for postretirement benefit obligations as of December 31 and for postretirement benefit income for the years ended December 31 were:

	Postretirement Benefit Obligations			Postretirement Benefit Costs		
	2022	**2021**	**2020**	**2022**	**2021**	**2020**
Discount rate	**5.2%**	1.9%	1.4%	**1.9%**	1.4%	2.5%

Assumed healthcare cost trend rates as of December 31 were:

	2022		2021	
	Pre-65 Coverage	**Post-65 Coverage**	**Pre-65 Coverage**	**Post-65 Coverage**
Healthcare cost trend rate assumed for next year	**7.5%**	**7.0%**	6.3%	5.7%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.0%**	**5.0%**	5.0%	5.0%
Year that the rate reaches the ultimate rate	**2033**	**2033**	2028	2028

Postemployment Benefits Reconciliation of the beginning and ending balances of the benefit obligation for NCR's postemployment plan was:

	Postemployment Benefits	
In millions	**2022**	**2021**
Change in benefit obligation		
Benefit obligation as of January 1	**$138**	$138
Service cost [1]	**71**	24
Interest cost	**3**	2
Benefits paid	**(32)**	(26)
Foreign currency exchange	**(8)**	(7)
Actuarial (gain) loss	**(14)**	7
Benefit obligation as of December 31	**$158**	$138

[1] During the year ended December 31, 2022, the Company recorded approximately $56 million in employee severance charges related to actions taken in the second half of the year.

The following table presents the funded status and the reconciliation of the unfunded status to amounts recognized in the Consolidated Balance Sheets and in Accumulated other comprehensive loss at December 31:

	Postemployment Benefits	
In millions	**2022**	**2021**
Benefit obligation	**$(158)**	$(138)
Amounts recognized in the Consolidated Balance Sheets		
Current liabilities	**$ (73)**	$ (32)
Noncurrent liabilities	**(85)**	(106)
Net amounts recognized	**$(158)**	$(138)
Amounts recognized in Accumulated other comprehensive loss		
Net actuarial gain	**$ (37)**	$ (19)
Prior service benefit	**(4)**	(6)
Total	**$ (41)**	$ (25)

NCR Corporation
Notes to Consolidated Financial Statements—(Continued)

The net periodic benefit cost of the postemployment plan for the years ended December 31 was:

In millions	Postemployment Benefits 2022	2021	2020
Service cost	$71	$24	$42
Interest cost	3	2	3
Amortization of:			
Prior service benefit	(2)	(2)	(2)
Actuarial gain	(1)	(4)	(4)
Net periodic benefit cost	$71	$20	$39

The weighted average assumptions utilized in accounting for postemployment benefit obligations as of December 31 and for postemployment benefit costs for the years ended December 31 were:

	Postemployment Benefit Obligations		Postemployment Benefit Costs		
	2022	2021	2022	2021	2020
Discount rate for severance plan	5.1%	1.4%	2.3%	2.3%	1.8%
Salary increase rate	3.1%	2.0%	2.6%	2.6%	1.8%
Involuntary turnover rate	3.8%	3.8%	3.8%	3.8%	3.8%

Cash Flows Related to Employee Benefit Plans

Cash Contributions NCR does not plan to contribute to the U.S. qualified pension plan in 2023, and plans to contribute approximately $20 million to the international pension plans in 2023. The Company also plans to make contributions of approximately $2 million to the U.S. postretirement plan and approximately $75 million to the postemployment plan in 2023.

Estimated Future Benefit Payments NCR expects to make the following benefit payments reflecting past and future service from its pension, postretirement and postemployment plans:

In millions	U.S. Pension Benefits	International Pension Benefits	Total Pension Benefits	Postretirement Benefits	Postemployment Benefits
Year					
2023	$105	$ 48	$153	$2	$75
2024	$107	$ 51	$158	$1	$17
2025	$108	$ 49	$157	$1	$16
2026	$109	$ 49	$158	$1	$15
2027	$110	$ 49	$159	$1	$15
2028—2032	$539	$235	$774	$2	$65

Savings Plans U.S. employees and many international employees participate in defined contribution savings plans. These plans generally provide either a specified percent of pay or a matching contribution on participating employees' voluntary elections. NCR's matching contributions typically are subject to a maximum percentage or level of compensation. Employee contributions can be made pre-tax, after-tax or a combination thereof. The expense under the U.S. plan was approximately $37 million in 2022, $31 million in 2021, and $32 million in 2020. The expense under international and subsidiary savings plans was $33 million in 2022, $31 million in 2021, and $25 million in 2020.

Form 10-K

Amounts to be Recognized   The amounts in Accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost (income) during 2023 are as follows:

In millions	U.S. Pension Benefits	International Pension Benefits	Total Pension Benefits	Postretirement Benefits	Postemployment Benefits
Prior service cost (benefit)	$—	$—	$—	$—	$(2)
Actuarial loss (gain)	$—	$—	$—	$—	$(3)

10. COMMITMENTS AND CONTINGENCIES

In the normal course of business, NCR is subject to various proceedings, lawsuits, claims and other matters, including, for example, those that relate to the environment and health and safety, labor and employment, employee benefits, import/export compliance, patents or other intellectual property, data privacy and security, product liability, commercial disputes and regulatory compliance, among others. Additionally, NCR is subject to diverse and complex laws and regulations, including those relating to corporate governance, public disclosure and reporting, environmental safety and the discharge of materials into the environment, product safety, import and export compliance, data privacy and security, antitrust and competition, government contracting, anti-corruption, and labor and human resources, which are rapidly changing and subject to many possible changes in the future. Compliance with these laws and regulations, including changes in accounting standards, taxation requirements, and federal securities laws among others, may create a substantial burden on, and substantially increase costs to NCR or could have an impact on NCR's future operating results. The Company has reflected all liabilities when a loss is considered probable and reasonably estimable in the Consolidated Financial Statements. We do not believe there is a reasonable possibility that losses exceeding amounts already recognized have been incurred, but there can be no assurances that the amounts required to satisfy alleged liabilities from such matters will not impact future operating results. Other than as stated below, the Company does not currently expect to incur material capital expenditures related to such matters. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various lawsuits, claims, legal proceedings and other matters, including, but not limited to the Kalamazoo River environmental matter and other matters discussed below, and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR's Consolidated Financial Statements or will not have a material adverse effect on its consolidated results of operations, capital expenditures, competitive position, financial condition or cash flows.

Legal Matters During August 2019, a suit was filed against the Company by Pennsylvania-based CloudofChange LLC alleging willful infringement by NCR for its use of its NCR Silver point-of-sale offering. On October 27, 2022, the court in the Western District of Texas denied the Company's post-trial motion in this matter for judgment as a matter of law or alternatively for a new trial, resulting in a ruling against the Company in an amount of $13 million. The Company remains committed to its position that NCR Silver does not infringe the CloudofChange LLC patents and will vigorously defend its position on appeal. The Company has already engaged experienced appellate counsel and immediately filed its notice of appeal. The Company evaluated the matter in accordance with ASC 450, *Contingencies*, and concluded that, as of December 31, 2022, a loss of up to $13 million is reasonably possible, but not probable and, therefore, no accrual has been recorded.

Environmental Matters NCR's facilities and operations are subject to a wide range of environmental protection laws, and NCR has investigatory and remedial activities underway at a number of facilities that it currently owns or operates, or formerly owned or operated, to comply, or to determine compliance, with such laws. Also, NCR has been identified, either by a government agency or by a private party seeking contribution to site clean-up costs, as a potentially responsible party ("PRP") at a number of sites pursuant to various state and federal laws, including the Federal Water Pollution Control Act, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and comparable state statutes. Other than the Kalamazoo River matter and the Ebina matter discussed below, we currently do not anticipate material expenses and liabilities from these environmental matters.

Fox River NCR was one of eight entities that was formally notified by governmental and other entities that it was a PRP for environmental claims (under CERCLA and other statutes) arising out of the presence of polychlorinated biphenyls ("PCBs") in sediments in the lower Fox River and in the Bay of Green Bay in Wisconsin. NCR was identified as a PRP because of alleged PCB discharges from two carbonless copy paper manufacturing facilities it previously owned, which were located along the Fox River, and carbonless copy paper "broke" the Company allegedly sold to other mills as raw material. In 2017, the Company entered into a Consent Decree with the federal and state governments for the clean-up of the Fox River, which was approved on August 22, 2017 by the federal district court in Wisconsin presiding over this matter. The Consent Decree resolved the Company's disputes with the enforcement agencies as well as the other PRPs.

All litigation relating to the contribution and enforcement of remediation obligations on the Fox River has been concluded. On October 3, 2022, the Environmental Protection Agency issued the Company a Certificate of Completion certifying that all of the Company's remedial obligations under the Consent Decree have been completed.

The cost of the Fox River remediation has been shared with three parties (the previously reported API having fully satisfied its obligations in 2016, and is now bankrupt): B.A.T. Industries p.l.c. ("BAT") as co-obligor, and AT&T Corp. ("AT&T") and Nokia (as the successor to Lucent Technologies and Alcatel-Lucent USA) as indemnitors. Under a 1998 Cost Sharing Agreement and subsequent 2005 arbitration award (collectively, the "Cost Sharing Agreement"), from 2008 through 2014, BAT paid 60% of the cost of the Fox River clean-up and natural resource damages ("NRD"). Pursuant to a September 30, 2014 Funding Agreement (the "Funding Agreement"), BAT funded 50% of NCR's Fox River remediation costs from October 1, 2014 forward; the Funding Agreement also provides NCR contractual avenues for a future payment of, via direct and third-party sources, (1) the difference between BAT's 60% obligation under the Cost Sharing Agreement on the one hand and their ongoing (since September 2014) 50% payments under the Funding Agreement on the other, as well as (2) the difference between the amount NCR received under the Funding Agreement and the amount owed to it under the Cost Sharing Agreement for the period from April 2012 through September 2014 (collectively, the "Funding Agreement Receivable"). Pursuant to a June 12, 2015 Letter Agreement, NCR's contractual avenue for direct payment by BAT was effectively stayed pending completion of other unrelated lawsuits by BAT against third-parties. As of December 31, 2022 and 2021, the Funding Agreement Receivable was approximately $54 million and was included in Other assets in the Consolidated Balance Sheets. The timing of collection of sums related to the receivable is uncertain, subject and pursuant to the terms of the Funding Agreement and related agreements. This receivable is not taken into account in calculating the Company's Fox River remaining reserve.

Additionally, under a 1996 Divestiture Agreement, AT&T and Nokia have been responsible severally (not jointly) for indemnifying NCR for certain portions of the amounts paid by NCR for the Fox River matter over a defined threshold and subject to certain offsets for insurance recoveries and net tax benefits (the "Divestiture Agreement Offsets"), if any. (The Divestiture Agreement governs certain aspects of AT&T's divestiture of NCR and of what was then known as Lucent Technologies.) Those companies have made the payments requested of them by the Company on an ongoing basis.

There could be additional changes to some elements of the Company's remaining obligation over upcoming periods, in view of a final reconciliation of the Funding Agreement Receivable and the Divestiture Agreement Offsets. Thus, there can be no assurance that unexpected expenditures and liabilities will not have a material effect on NCR's capital expenditures, earnings, financial condition, cash flows, or competitive position. As of December 31, 2022, we have no remaining liability for remedial obligations for the Fox River matter. As of December 31, 2021, the reserve for the Fox River matter was approximately $4 million. As of December 31, 2022 and 2021, the liability subject to final reconciliation with indemnitors under the Divestiture Agreement was approximately $22 million.

Kalamazoo River In November 2010, The United States Environmental Protection Agency ("USEPA") issued a "general notice letter" to NCR with respect to the Allied Paper, Inc./Portage Creek/Kalamazoo River Superfund Site ("Kalamazoo River site") in Michigan. Three other companies—International Paper, Mead Corporation, and Consumers Energy—also received general notice letters at or about the same time. USEPA asserts that the site is contaminated by various substances, primarily PCBs, as a result of discharges by various paper mills located along the river. USEPA does not claim that the Company made direct discharges into the Kalamazoo River, and NCR never had facilities at or near the Kalamazoo River site, but USEPA indicated that "NCR may be liable under Section 107 of CERCLA ... as an arranger, who by contract or agreement, arranged for the disposal, treatment and/or transportation of hazardous substances at the Site." USEPA stated that it "may issue special notice letters to [NCR] and other PRPs for future RI/FS [remedial investigation / feasibility studies] and RD/RA [remedial design / remedial action] negotiations."

In connection with the Kalamazoo River site, in December 2010 the Company, along with two other defendants, was sued in federal court by three GP affiliate corporations in a private-party contribution and cost recovery action for alleged pollution. The suit, pending in Michigan, asks that the Company and other defendants pay a "fair portion" of these companies' costs. Various removal and remedial actions remain to be decided upon and performed at the Kalamazoo River site, the total costs for which generally remain undetermined; in 2017, Records of Decisions were issued for two parts of the river, and in 2018 such a decision was issued for another part of the river, but such decisions for the majority of the work are expected to be made only over the next several years. The suit alleges that the Company is liable to the GP entities as an "arranger" under CERCLA. The initial phase of the case was tried in a Michigan federal court in February 2013; on September 26, 2013 the court issued a decision that held NCR was liable as an "arranger" as of at least March 1969. (PCB-containing carbonless copy paper was produced from approximately 1954 to April 1971, and the majority of contamination at the Kalamazoo River site had occurred prior to 1969). NCR preserved its right to appeal the September 2013 decision.

In the 2013 decision the Court did not determine NCR's share of the overall liability. Relative shares of liability for the four companies were tried to the court in a subsequent phase of the case in December 2015. In a ruling issued on March 29, 2018, the court addressed responsibility for the costs that GP had incurred in the past, totaling to approximately $50 million (GP had sought approximately $105 million, but $55 million of those claims were removed by the court upon motions filed by the Company and other parties); NCR and GP were each assigned a 40% share of those costs, and the other two companies were assigned 15% and 5% as their allocations. The court entered a judgment in the case on June 19, 2018, in which it indicated that it would not allocate future costs, but would enter a declaratory judgment that the four companies together had responsibility for future costs, in amounts and shares to be determined. Cross-proceedings have been commenced to obtain recoveries from the other parties pursuant to the judgment; those proceedings were stayed pending the appeal referenced below.

In July 2018, the Company appealed to the United States Court of Appeals for the Sixth Circuit both the 2013 court decision, which it believes is in conflict with a decision from the Fox River trial court as to Operable Unit 1 of that site and an affirmance of that decision from the Court of Appeals for the Seventh Circuit, and the 2018 court decision, on various legal grounds. The Company filed a bond to stay any execution of the judgment pending the appeal, and its application for a stay was approved by the court and remains stayed until the Company filed its dismissal of the appeal on December 31, 2020 pursuant to a Consent Decree, noted below.

During the pendency of the Sixth Circuit stay, the Company negotiated a settlement of the Kalamazoo River matter with the USEPA and other government agencies having oversight over the river. On December 5, 2019, the Company entered into a Consent Decree, filed with the District Court on December 11, 2019, and on December 2, 2020, the District Court approved the Consent Decree, which has now resolved all litigation associated with the river clean-up, including the Sixth Circuit appeal. The Consent Decree requires the Company to pay GP its 40% share of past costs, to pay the USEPA and state agencies their past and future administrative costs, and to dismiss its Sixth Circuit appeal. The Consent Decree further requires the Company to take responsibility for the remediation of a portion, but not all, of the Kalamazoo River. The Consent Decree further provides the Company protection from other PRPs, including GP, seeking contribution for their costs associated with the clean-up anywhere on the river, thereby resolving the allocation of future costs left unresolved by the June 19, 2019 judgment.

The Company believes it has meritorious claims against BAT under the Cost Sharing Agreement, discussed above, for the Kalamazoo River remediation expenses as a so-called "future site." To date, BAT has denied that the Kalamazoo River is a "future site." On February 10, 2023, the Company filed an action against BAT in the Southern District of New York seeking a declaration that the Kalamazoo River is indeed a future site under the Cost Sharing Agreement. The Company will also have indemnity or reimbursement claims against AT&T and Nokia under the arrangement discussed above in connection with the Fox River matter after expenses have met a contractual threshold set out in the 1996 Divestiture Agreement referenced above in the Fox River discussion. The Company believes that contractual threshold was, or was nearly, met in December 2022.

As of December 31, 2022 and 2021, the total reserve for Kalamazoo was $90 million and $99 million, respectively. The reserve is reported on a basis that is net of expected contributions from the Company's co-obligors and indemnitors, subject to when the applicable threshold is reached. While the Company believes its co-obligors' and indemnitors' obligations are as previously reported, the reserve reflects changes in positions taken by some of those co-obligors and indemnitors with respect to the Kalamazoo River. The contributions from its co-obligors and indemnitors are expected to range from $70 million to $155 million and the Company will continue to pursue such contribution.

As many aspects of the costs of remediation will not be determined for several years (and thus the high end of a range of possible costs for many areas of the site cannot be quantified at this time), the Company has made what it considers to be reasonable estimates of the low end of a range for such costs where remedies are identified, and/or of the costs of investigations and studies for areas of the river where remedies have not yet been determined, and the reserve is informed by those estimates. The extent of NCR's potential liability remains subject to many uncertainties, notwithstanding the settlement of this matter and related Consent Decree noted above, particularly in as much as remedy decisions and cost estimates will not be generated until times in the future and as most of the work to be performed will take place through the 2030s. Under other assumptions or estimates for possible costs of remediation, which the Company does not at this point consider to be reasonably estimable or verifiable, it is possible that the reserve the Company has taken to discontinued operations reflected in this paragraph could more than approximately double the reflected reserve.

Ebina The Company is engaged in cooperative regulatory compliance activities with the government of Japan in connection with certain environmental contaminants generated in its past operations in that country. The Company has quantities of PCB and other wastes primarily from its former plant at Oiso, Japan, including capsulated undiluted solutions manufactured in the past, capacitors, light ballasts and PCB-affected soil from the Oiso plant that was excavated and placed in steel drums. These wastes are stored in a facility at Ebina, Japan in accordance with Japanese regulations governing such materials. Over the past several years Japan has enacted and amended legislation governing such wastes, and has set a current deadline for treating and disposing of (at government-constructed disposal facilities) the highest-concentration wastes by 2027. Lower-concentration wastes can be and have been disposed of via private contractors, and as of December 31, 2022, NCR had disposed of approximately 96% of its lower-concentration wastes and approximately 62% of its higher-concentration wastes.

The Company and its consultants have met and communicated regularly with the Japanese agency charged with administration of the law, and are working with that agency on a program to manage disposal of the high-concentration wastes, including tests of technologies to make the disposal more efficient. The government has given its final approvals, and the Company started to dispose of the high-concentration wastes in 2021, with final deadlines for various of the government-constructed disposal sites currently set for 2022, 2023 and later. Low-concentration wastes are required to be contracted for disposal by 2027, a timetable that the Company expects to meet. In September 2019, the Company's environmental consultants, following a series of communications and meetings with the Japanese agency, at the Company's request prepared an estimate of remaining disposal costs over the coming several years. While the estimate is subject to a range of assumptions and uncertainties, including prospects of cost reduction in coordination with the agency as certain field testing to separate high-concentration and low-concentration waste progresses over the coming years, the Company adjusted its existing reserve for the matter to take into account this cost estimate. The reserve as of December 31, 2022 and 2021 is $7 million and $16 million, respectively. The Japan environmental waste issue is treated as a compliance matter and not as litigation or enforcement, and the Company has received no threats of litigation or enforcement.

Environmental-Related Insurance Recoveries In connection with the Fox River and other environmental sites, through December 31, 2022, NCR has received a combined gross total of approximately $212 million in settlements reached with various of its insurance carriers. Portions of many of these settlements agreed in the 2010 through 2013 timeframe are payable to a law firm that litigated the claims on the Company's behalf. Some of the settlements cover not only the Fox River but also other environmental sites; some are limited to either the Fox River or the Kalamazoo River site. Some of the settlements are directed to defense costs and some are directed to indemnity; some settlements cover both defense costs and indemnity. The Company does not anticipate that further material insurance recoveries specific to Kalamazoo River remediation costs will be available to it, but it has recovered some amounts as a result of settlement discussions with certain carriers. In December 2021, the Company recovered approximately $3 million as a result of those discussions and, as of December 31, 2022, has recovered an additional $7 million. Claims with respect to Kalamazoo River defense costs have now been settled, with the amounts of those settlements included in the sum reported above.

Environmental Remediation Estimates It is difficult to estimate the future financial impact of environmental laws, including potential liabilities. NCR records environmental provisions when it is probable that a liability has been incurred and the amount or range of the liability is reasonably estimable; in accordance with accounting guidance, where liabilities are not expected to be quantifiable or estimable for a period of years, the estimated costs of investigating those liabilities are recorded as a component of the reserve for that particular site. Provisions for estimated losses from environmental restoration and remediation are, depending on the site, based generally on internal and third-party environmental studies, estimates as to the number and participation level of other PRPs, the extent of contamination, estimated amounts for attorney and other fees, and the nature of required clean-up and restoration actions. Reserves are adjusted as further information develops or circumstances change. Management expects that the amounts reserved from time to time will be paid out over the period of investigation, negotiation, remediation and restoration for the applicable sites. The amounts provided for environmental matters in NCR's Consolidated Financial Statements are the estimated gross undiscounted amounts of such liabilities, without deductions for indemnity insurance, third-party indemnity claims or recoveries from other PRPs, except as qualified in the following sentences. In those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectability of such amounts is probable, the amounts are recorded in the Consolidated Financial Statements. For the Fox River and Kalamazoo River sites, as described above, assets relating to the AT&T and Nokia indemnities and to the BAT obligations are recorded as payment is supported by contractual agreements, public filings and/or payment history.

Guarantees and Product Warranties In the ordinary course of business, NCR may issue performance guarantees on behalf of its subsidiaries to certain of its customers and other parties. Some of those guarantees may be backed by standby letters of credit, surety bonds, or similar instruments. In general, under the guarantees, NCR would be obligated to perform, or cause performance, over the term of the underlying contract in the event of an unexcused, uncured breach by its subsidiary, or some other specified triggering event, in each case as defined by the applicable guarantee. NCR believes the likelihood of having to perform under any such guarantee is remote. As of December 31, 2022 and 2021, NCR had no material obligations related to such guarantees, and therefore its Consolidated Financial Statements do not have any associated liability balance.

NCR provides its customers a standard manufacturer's warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historical factors, such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. When a sale is consummated, the total customer revenue is recognized, provided that all revenue recognition criteria are otherwise satisfied, and the associated warranty liability is recorded using pre-established warranty percentages for the respective product classes.

From time to time, product design or quality corrections are accomplished through modification programs. When identified, associated costs of labor and parts for such programs are estimated and accrued as part of the warranty reserve.

The Company recorded the activity related to the warranty reserve for the years ended December 31 as follows:

In millions	2022	2021	2020
Warranty reserve liability			
Beginning balance as of January 1	$ 19	$ 18	$ 21
Accruals for warranties issued	25	28	30
Settlements (in cash or in kind)	(31)	(27)	(33)
Ending balance as of December 31	$ 13	$ 19	$ 18

In addition, NCR provides its customers with certain indemnification rights. In general, NCR agrees to indemnify the customer if a third party asserts patent or other infringement on the part of its customers for its use of the Company's products subject to certain conditions that are generally standard within the Company's industries. On limited occasions the Company will undertake additional indemnification obligations for business reasons. From time to time, NCR also enters into agreements in connection with its acquisition and divestiture activities that include indemnification obligations by the Company. The fair value of these indemnification obligations is not readily determinable due to the conditional nature of the Company's potential obligations and the specific facts and circumstances involved with each particular agreement. The Company has not recorded a liability in connection with these indemnifications, and no current indemnification instance is material to the Company's financial position. Historically, payments made by the Company under these types of agreements have not had a material effect on the Company's consolidated financial condition, results of operations or cash flows.

Purchase Commitments The Company has purchase commitments for materials, supplies, services, and property, plant and equipment as part of the normal course of business. This includes a long-term service agreement with Accenture, under which many of NCR's key transaction processing activities and functions are performed.

Form 10-K

11. LEASING

The following table presents our lease balances as of December 31:

In millions	Location in the Consolidated Balance Sheet	December 31, 2022	December 31, 2021
Assets			
Operating lease assets	Operating lease assets	**$371**	$419
Finance lease assets	Property, plant and equipment, net	**61**	62
Accumulated Amortization of			
Finance lease assets	Property, plant and equipment, net	**(50)**	(35)
Total leased assets		**$382**	$446
Liabilities			
Current			
Operating lease liabilities	Other current liabilities	**$ 79**	$ 97
Finance lease liabilities	Other current liabilities	**10**	16
Noncurrent			
Operating lease liabilities	Operating lease liabilities	**353**	388
Finance lease liabilities	Other liabilities	**3**	13
Total lease liabilities		**$445**	$514

The following table presents our lease costs for operating and finance leases:

In millions	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Operating lease cost	**$116**	$131	$125
Finance lease cost			
Amortization of leased assets	**15**	17	13
Interest on lease liabilities	**1**	1	1
Short-Term lease cost	**3**	3	5
Variable lease cost	**24**	24	27
Total lease cost	**$159**	$176	$171

The following table presents the supplemental cash flow information:

In millions	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$120	$133	$128
Operating cash flows from finance leases	$ 1	$ 1	$ 2
Financing cash flows from finance leases	$ 15	$ 17	$ 13
Lease Assets Obtained in Exchange for Lease Obligations			
Operating Leases	$ 21	$163	$ 31
Finance Leases	$—	$ 2	$ 15

The following table reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the finance lease liabilities and operating lease liabilities recorded on the Consolidated Balance Sheet as of December 31, 2022:

In millions	Operating Leases	Finance Leases
2023	$102	$ 10
2024	77	3
2025	60	—
2026	49	—
2027	45	—
Thereafter	215	—
Total lease payments	548	13
Less: Amount representing interest	116	—
Present value of lease liabilities	$432	$ 13

As of December 31, 2022, all material operating leases had commenced.

The following table presents the weighted average remaining lease term and interest rates:

	December 31, 2022	December 31, 2021
Weighted average lease term:		
Operating leases	7.9 years	8.4 years
Finance leases	1.2 years	2.0 years
Weighted average interest rates:		
Operating leases	5.79%	5.70%
Finance leases	3.56%	3.78%

12. SERIES A PREFERRED STOCK

On December 4, 2015, NCR issued 820,000 shares of Series A Convertible Preferred Stock to certain entities affiliated with the Blackstone Group L.P. (collectively, "Blackstone") for an aggregate purchase price of $820 million, or $1,000 per share, pursuant to an Investment Agreement between the Company and Blackstone, dated November 11, 2015. In connection with the issuance of the Series A Convertible Preferred Stock, the Company incurred direct and incremental expenses of $26 million, including financial advisory fees, closing costs, legal expenses and other offering-related expenses. These direct and incremental expenses originally reduced the Series A Convertible Preferred Stock, and will be accreted through retained earnings as a deemed dividend from the date of issuance through the first possible known redemption date, March 16, 2024.

In 2017, in connection with the early release of the lock-up included in the Investment Agreement, Blackstone offered for sale 342,000 shares of Series A Convertible Preferred Stock in an underwritten public offering. In addition, Blackstone converted 90,000 shares of Series A Convertible Preferred Stock into shares of our common stock and we repurchased those shares of common stock for $48.47 per share. The underwritten offering and the stock repurchase were consummated on March 17, 2017.

On September 18, 2019, NCR entered into an agreement to repurchase and convert the outstanding 512,221 shares of Series A Convertible Preferred Stock owned by Blackstone. NCR repurchased 237,673 shares of Series A Convertible Preferred Stock for total cash consideration of $302 million. The remaining shares of Blackstone's Series A Convertible Preferred Stock, including accrued dividends, were converted to approximately 9.2 million shares of common stock at a conversion price of $30.00 per share.

For the repurchase of Series A Convertible Preferred Stock, the excess of the fair value of consideration transferred over the carrying value was approximately $67 million, and has been included as a deemed dividend in adjusting the income from common stockholders in calculating earnings per share. In this analysis, we determined the fair value of the consideration transferred was not in excess of the fair value of the redeemed Series A Convertible Preferred Stock. As a result, there was no inducement provided to Blackstone for the conversion of the remaining preferred shares into common stock.

On October 6, 2020, NCR entered into a definitive agreement to repurchase 67,000 shares of Series A Convertible Preferred Stock from two affiliated shareholders for a total cash consideration of $72 million. The transaction closed on October 7, 2020. On October 12, 2020, NCR entered into a definitive agreement to repurchase 65,365 shares of Series A Convertible Preferred Stock owned by two affiliated shareholders for a total cash consideration of $72 million. The transaction closed on October 13, 2020. The excess of the fair value of consideration transferred over the carrying value was approximately $12 million, and has been included as a deemed dividend in adjusting the income from common stockholders in calculating earnings per share.

Dividend Rights The Series A Convertible Preferred Stock ranks senior to the shares of the Company's common stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The Series A Convertible Preferred Stock has a liquidation preference of $1,000 per share. Holders of Series A Convertible Preferred Stock are entitled to a cumulative dividend at the rate of 5.5% per annum, which was payable quarterly in arrears. Beginning in the first quarter of 2020, dividends are payable in cash or in-kind at the option of the Company. If the Company does not declare and pay a dividend, the dividend rate will increase to 8.0% per annum until all accrued but unpaid dividends have been paid in full. During the years ended December 31, 2022 and 2021, the Company did not pay dividends-in-kind associated with the Series A Convertible Preferred Stock. During the year ended December 31 2020, the Company paid dividends-in-kind of $10 million associated with the Series A Convertible Preferred Stock. Cash dividends of $15 million were declared during the years ended December 31, 2022 and 2021, and $9 million during the year ended December 31, 2020.

Conversion Features The Series A Convertible Preferred Stock is convertible at the option of the holders at any time into shares of common stock at a conversion price of $30.00 per share or a conversion rate of 33.333 shares of common stock per share of Series A Convertible Preferred Stock. As of December 31, 2022 and 2021, the maximum number of common shares that could be required to be issued upon conversion of the outstanding shares of Series A Convertible Preferred Stock was 9.2 million shares. The conversion rate is subject to the following customary anti-dilution and other adjustments:

- the issuance of common stock as a dividend or the subdivision, combination, or reclassification of common stock into a greater or lesser number of shares of common stock;

- the dividend, distribution or other issuance of rights, options or warrants to holders of Common Stock entitling them to subscribe for or purchase shares of common stock at a price per share that is less than the volume-weighted average price per share of common stock;

- the completion of a tender offer or exchange offer of shares of common stock at a premium to the volume-weighted average price per share of common stock and certain other above-market purchases of common stock;

- the issuance of a dividend or similar distribution in-kind, which can include shares of any class of capital stock, evidences of the Company's indebtedness, assets or other property or securities, to holders of common stock;

- a transaction in which a subsidiary of the Company ceases to be a subsidiary of the Company as a result of the distribution of the equity interests of the subsidiary to the holders of the Company's common stock; and

- the payment of a cash dividend to the holders of common stock.

At any time after December 4, 2018, all outstanding shares of Series A Convertible Preferred Stock are convertible at the option of the Company if the volume-weighted average price of the common stock exceeds $54.00 for at least 30 trading days in any period of 45 consecutive trading days. The $54.00 may be adjusted pursuant to the anti-dilution provisions above.

The Series A Convertible Preferred Stock, and the associated dividends for the first sixteen payments, did not generate a beneficial conversion feature ("BCF") upon issuance as the fair value of the Company's common stock was greater than the conversion price. The Company will determine and, if required, measure a BCF based on the fair value of our stock price on the date dividends are declared subsequent to the sixteenth dividend. If a BCF is recognized, a reduction to retained earnings and the Series A Convertible Preferred Stock will be recorded, and then subsequently accreted through the first redemption date.

Additionally, the Company determined that the nature of the Series A Convertible Preferred Stock was more akin to an equity instrument and that the economic characteristics and risks of the embedded conversion options were clearly and closely related to the Series A Convertible Preferred Stock. As such, the conversion options were not required to be bifurcated from the host under ASC 815, *Derivatives and Hedging.*

Redemption Rights On any date during the three months commencing on and immediately following March 16, 2024 and the three months commencing on and immediately following every third anniversary of March 16, 2024, holders of Series A Convertible Preferred Stock have the right to require the Company to repurchase all or any portion of the Series A Convertible Preferred Stock at 100% of the liquidation preference thereof plus all accrued but unpaid dividends. Upon certain change of control events involving the Company, holders of Series A Convertible Preferred Stock can require the Company to repurchase, subject to certain exceptions, all or any portion of the Series A Convertible Preferred Stock at the greater of (1) an amount in cash equal to 100% of the liquidation preference thereof plus all accrued but unpaid dividends and (2) the consideration the holders would have received if they had converted their shares of Series A Convertible Preferred Stock into common stock immediately prior to the change of control event.

The Company has the right, upon certain change of control events involving the Company, to redeem the Series A Convertible Preferred Stock at the greater of (1) an amount in cash equal to the sum of the liquidation preference of the Series A Convertible Preferred Stock, all accrued but unpaid dividends and the present value, discounted at a rate of 10%, of any remaining scheduled dividends through the fifth anniversary of the first dividend payment date, assuming the Company chose to pay such dividends in cash (the "make-whole provision") and (2) the consideration the holders would have received if they had converted their shares of Series A Convertible Preferred Stock into common stock immediately prior to the change of control event.

Since the redemption of the Series A Convertible Preferred Stock is contingently or optionally redeemable and therefore not certain to occur, the Series A Convertible Preferred Stock is not required to be classified as a liability under ASC 480, *Distinguishing Liabilities from Equity.* As the Series A Convertible Preferred Stock is redeemable in certain circumstances at the option of the holder and is redeemable in certain circumstances upon the occurrence of an event that is not solely within our control, we have classified the Series A Convertible Preferred Stock in mezzanine equity in the Consolidated Balance Sheets.

As noted above, the Company determined that the nature of the Series A Convertible Preferred Stock was more akin to an equity instrument. However, the Company determined that the economic characteristics and risks of the embedded put options, call option and make-whole provision were not clearly and closely related to the Series A Convertible Preferred Stock. Therefore, the Company assessed the put and call options further, and determined they did not meet the definition of a derivative under ASC 815, *Derivatives and Hedging.* Under the same analysis, the Company determined the make-whole provision did meet the definition of a derivative, but that the value of the derivative was minimal due to the expectations surrounding the scenarios under which the call option and make-whole provision would be exercised.

Voting Rights Holders of Series A Convertible Preferred Stock are entitled to vote with the holders of the common stock on an as-converted basis. Holders of Series A Convertible Preferred Stock are entitled to a separate class vote with respect to amendments to the Company's organizational documents that have an adverse effect on the Series A Convertible Preferred Stock and issuances by the Company of securities that are senior to, or equal in priority with, the Series A Convertible Preferred Stock.

13. EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated by dividing net income or loss attributable to NCR, less any dividends (declared or cumulative undeclared), deemed dividends, accretion or decretion, redemption or induced conversion on our Series A Convertible Preferred Stock, by the weighted average number of shares outstanding during the period.

In computing diluted EPS, we evaluate and reflect the maximum potential dilution, for each issue or series of issues of potential common shares in sequence from the most dilutive to the least dilutive. We adjust the numerator used in the basic EPS computation, subject to anti-dilution requirements, to add back the dividends (declared or cumulative undeclared) applicable to the Series A Convertible Preferred Stock. Such add-back would also include any adjustments to equity in the period to accrete the Series A Convertible Preferred Stock to its redemption price, or recorded upon a redemption or induced conversion. We adjust the denominator used in the basic EPS computation, subject to anti-dilution requirements, to include the dilution from potential shares resulting from the issuance of the Series A Convertible Preferred Stock, restricted stock units, and stock options.

The holders of Series A Convertible Preferred Stock, unvested restricted stock units and stock options do not have non-forfeitable rights to common stock dividends or common stock dividend equivalents. Accordingly, the Series A Convertible Preferred Stock, unvested restricted stock units and stock options do not qualify as participating securities. See Note 8, "Stock Compensation Plans", for share information on NCR's stock compensation plans.

The components of basic earnings (loss) per share are as follows:

	Year ended December 31		
In millions, except per share amounts	2022	2021	2020
Numerator:			
Income (loss) from continuing operations	$ **64**	$ 97	$ (7)
Series A convertible preferred stock dividends	**(16)**	(16)	(31)
Net income (loss) from continuing operations attributable to NCR common stockholders	**48**	81	(38)
Loss from discontinued operations, net of tax	**(4)**	—	(72)
Net income (loss) attributable to NCR common stockholders	$ **44**	$ 81	$ (110)
Denominator:			
Basic weighted average number of shares outstanding	**136.7**	131.2	128.4
Basic earnings (loss) per share:			
From continuing operations	$ **0.35**	$ 0.62	$ (0.30)
From discontinued operations	**(0.03)**	—	(0.56)
Total basic earnings per share	$ **0.32**	$ 0.62	$ (0.86)

The components of diluted earnings (loss) per share are as follows:

	Year ended December 31		
In millions, except per share amounts	2022	2021	2020
Numerator:			
Income (loss) from continuing operations	$ 64	$ 97	$ (7)
Series A convertible preferred stock dividends	(16)	(16)	(31)
Net income (loss) from continuing operations attributable to NCR common stockholders	48	81	(38)
Loss from discontinued operations, net of tax	(4)	—	(72)
Net income (loss) attributable to NCR common stockholders	$ 44	$ 81	$ (110)
Denominator:			
Basic weighted average number of shares outstanding	136.7	131.2	128.4
Dilutive effect of as-if Series A Convertible Preferred Stock	—	—	—
Dilutive effect of employee stock options and restricted stock units	4.5	7.8	—
Weighted average diluted shares	141.2	139.0	128.4
Diluted earnings (loss) per share:			
From continuing operations	$ 0.34	$ 0.58	$ (0.30)
From discontinued operations	(0.03)	—	(0.56)
Total diluted earnings per share	$ 0.31	$ 0.58	$ (0.86)

For 2022, the weighted average outstanding shares of common stock were not adjusted by 9.2 million for the as-if converted Series A Convertible Preferred Stock because the effect would be anti-dilutive. Additionally, for 2022, weighted average restricted stock units and stock options of 6.5 million were excluded from the diluted share count because their effect would have been anti-dilutive.

For 2021, the weighted average outstanding shares of common stock were not adjusted by 9.2 million for the as-if converted Series A Convertible Preferred Stock because the effect would be anti-dilutive. Additionally, for 2021, weighted average restricted stock units and stock options of 4.7 million were excluded from the diluted share count because their effect would have been anti-dilutive.

For 2020, due to the net loss attributable to NCR common stockholders, potential common shares that would cause dilution, such as Series A Convertible Preferred Stock, restricted stock units and stock options, were excluded from the diluted share count because their effect would have been anti-dilutive. The weighted average outstanding shares of common stock were not adjusted by 9.1 million for the as-if converted Series A Convertible Preferred Stock because the effect would have been anti-dilutive. Additionally, for 2020, weighted average restricted stock units and stock options of 11.2 million were excluded from the diluted share count because their effect would have been anti-dilutive. Refer to Note 12, "Series A Convertible Preferred Stock", for additional discussion related to the transaction impacting the Series A Convertible Preferred Stock.

14. DERIVATIVES AND HEDGING INSTRUMENTS

NCR is exposed to certain risks arising from both our business operations and economic conditions. We principally manage exposures to a wide variety of business and operational risk through management of core business activities. We manage interest rate risk associated with our vault cash rental obligations and floating rate-debt by managing the amount, sources, and duration of debt funding and the use of derivative financial instruments. The Company uses interest rate cap agreements or interest rate swap contracts ("Interest Rate Derivatives") to manage differences in the amount, timing and duration of known or expected cash payments related to our existing TLA Facility and vault cash agreements.

Form 10-K

Further, a substantial portion of our operations and revenue occur outside the United States and, as such, NCR has exposure to approximately 45 functional currencies. Our results can be significantly impacted, both positively and negatively, by changes in foreign currency exchange rates. The Company seeks to mitigate such impact by hedging its foreign currency transaction exposure using foreign currency forward and option contracts. We do not enter into hedges for speculative purposes.

Foreign Currency Exchange Risk The accounting guidance for derivatives and hedging requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the Consolidated Balance Sheets. The Company designates foreign exchange contracts as cash flow hedges of forecasted transactions when they are determined to be highly effective at inception.

Our risk management strategy includes hedging, on behalf of certain subsidiaries, a portion of our forecasted, non-functional currency denominated cash flows for a period of up to 15 months. As a result, some of the impact of currency fluctuations on non-functional currency denominated transactions (and hence on subsidiary operating income, as stated in the functional currency), is mitigated in the near term. In the longer term (greater than 15 months), the subsidiaries are still subject to the effect of translating the functional currency results to United States Dollars. To manage our exposures and mitigate the impact of currency fluctuations on the operations of our foreign subsidiaries, we hedge our main transactional exposures through the use of foreign exchange forward and option contracts. This is primarily done through the hedging of foreign currency denominated inter-company inventory purchases by NCR's marketing units and the foreign currency denominated inputs to our manufacturing units. If the hedge is designated as a highly effective cash flow hedge, the gains or losses are deferred into accumulated other comprehensive income ("AOCI"). The gains or losses from derivative contracts that are designated as highly effective cash flow hedges related to inventory purchases are recorded in cost of products when the inventory is sold to an unrelated third party. Otherwise, they are recorded in earnings when the exchange rates change. As of December 31, 2022, the balance in AOCI related to foreign exchange derivative transactions was zero.

We also utilize foreign exchange contracts to hedge our exposure of assets and liabilities denominated in non-functional currencies. We recognize the gains and losses on these types of hedges in earnings as exchange rates change.

Interest Rate Risk The Company designates Interest Rate Derivative contracts as cash flow hedges of forecasted transactions when they are determined to be highly effective at inception.

We utilize interest rate swap contracts or interest rate cap agreements to add stability to interest cost and to manage exposure to interest rate movements as part of our interest rate risk management strategy. Payments and receipts related to Interest Rate Derivatives are included in cash flows from operating activities in the Consolidated Statements of Cash Flows.

In January 2022, the Company executed a $250 million notional amount interest rate swap contract originally terminating on January 1, 2025. The interest rate swap contract had a fixed rate of 1.43% and was designated as a cash flow hedge of floating interest rate cost associated with the Company's U.S. Dollar vault cash agreements.

In March 2022, the Company terminated the outstanding $2 billion notional amount interest rate cap agreements maturing in 2024 for proceeds of $64 million. The gains will be recognized ratably through July 1, 2024, corresponding to the term of the original interest rate cap agreements.

In March 2022, the Company executed $2.2 billion aggregate notional amount interest rate swap contracts that began April 1, 2022 and had an original termination date of April 1, 2025. These interest rate swap contracts had fixed rates ranging from 2.078% to 2.443%, and were designated as cash flow hedges of the floating rate interest associated with the Company's U.S. Dollar and U.K. Pound Sterling vault cash agreements and TLA Facility.

In June 2022, the Company terminated the outstanding $2.4 billion aggregate notional interest rate swap contracts maturing in 2025 for proceeds of $55 million. The gains will be recognized ratably primarily through April 1, 2025, corresponding to the term of the original interest rate swap agreements.

In June 2022, the Company executed $2.4 billion aggregate notional amount interest rate swap contracts effective June 1, 2022 and terminating on April 1, 2025. These interest rate swap contracts have fixed rates ranging from 2.790% to 3.251%, and have been designated as cash flow hedges of the floating rate interest associated with the Company's U.S. Dollar and U.K. Pound Sterling vault cash agreements.

At December 31, 2022, each of our outstanding Interest Rate Derivative agreements were determined to be highly effective. Amounts reported in Accumulated other comprehensive income related to these derivatives will be reclassified to Cost of services as payments are made on the Company's vault cash rental obligations. Unrealized gains on terminated interest rate swap and cap agreements reported in Accumulated other comprehensive income will be reclassified to Interest expense and Cost of services ratably over terms corresponding to the original agreements, as described above. As of December 31, 2022 and December 31, 2021, the balance in AOCI related to Interest Rate Derivatives was $109 million and $8 million, respectively.

The following tables provide information on the location and amounts of derivative fair values in the Consolidated Balance Sheets:

	Fair Values of Derivative Instruments					
	December 31, 2022					
In millions	**Balance Sheet Location**	**Notional Amount**	**Fair Value**	**Balance Sheet Location**	**Notional Amount**	**Fair Value**
Derivatives designated as hedging instruments						
Interest rate swap contracts	Prepaid and other current assets		$ 36	Other current liabilities		$—
Interest rate swap contracts	Other assets		27	Other liabilities		
Total derivatives designated as hedging instruments		$2,423	$ 63		$—	$—
Derivatives not designated as hedging instruments						
Foreign exchange contracts	Prepaid and other current assets		$ 1	Other current liabilities		$ (2)
Total derivatives not designated as hedging instruments		$ 376	$ 1		$373	$ (2)
Total derivatives			$ 64			$ (2)

In millions	Fair Values of Derivative Instruments					
	December 31, 2021					
	Balance Sheet Location	Notional Amount	Fair Value	Balance Sheet Location	Notional Amount	Fair Value
Derivatives designated as hedging instruments						
Interest rate contracts	Other assets		$ 18	Other liabilities		$ —
Total derivatives designated as hedging instruments		$2,000	$ 18		$ —	$ —
Derivatives not designated as hedging instruments						
Foreign exchange contracts	Prepaid and other current assets		$ 1	Other current liabilities		$ 1
Total derivatives not designated as hedging instruments		$ 278	$ 1		$ 396	$ 1
Total derivatives			$ 19			$ 1

The effects of derivative instruments on the Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021, and 2020 were as follows:

In millions	Amount of Gain (Loss) Recognized in Other Comprehensive Income (OCI) on Derivative				Amount of (Gain) Loss Reclassified from AOCI into the Consolidated Statements of Operations		
Derivatives in Cash Flow Hedging Relationships	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020	Location of (Gain) Loss Reclassified from AOCI into the Consolidated Statements of Operations	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Interest rate contracts	**$116**	$ 5	$—	Cost of services	**$ (8)**	$ 1	$—
Interest rate contracts	**$ 36**	$ 4	$—	Interest expense	**$ (10)**	$—	$—
Foreign exchange contracts	**$—**	$—	$ (8)	Cost of products	**$—**	$—	$ 7

In millions		Amount of Gain (Loss) Recognized in the Consolidated Statements of Operations		
Derivatives not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in the Consolidated Statements of Operations	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Foreign exchange contracts	Other income (expense), net	**$(31)**	$(24)	$22

The following tables show the impact of the Company's cash flow hedge accounting relationships on the Consolidated Statement of Operations for the years ended December 31, 2022, 2021, and 2020.

	Location and Amount of (Gain) Loss Recognized in Income on Cash Flow Hedging Relationships for the years ended December 31:								
	Cost of Services			**Cost of Products**			**Interest Expense**		
In millions	**2022**	**2021**	**2020**	**2022**	**2021**	**2020**	**2022**	**2021**	**2020**
Total amount of expense presented in the Consolidated Statements of Operations in which the effects of cash flow hedges are recorded	**$3,889**	$3,413	$2,950	**$2,097**	$1,850	$1,733	**$285**	$238	$218
Amount of (gain) loss reclassified from Accumulated other comprehensive loss, net of expense	**$ (8)**	$ 1	$ —	**$ —**	$ —	$ 7	**$ (10)**	$—	$—

As of December 31, 2022 the Company expects to reclassify $45 million of net derivative-related gains contained in Accumulated other comprehensive loss into earnings during the next twelve months.

Refer to Note 15, "Fair Value of Assets and Liabilities", for further information on derivative assets and liabilities recorded at fair value on a recurring basis.

Concentration of Credit Risk

NCR is potentially subject to concentrations of credit risk on accounts receivable and financial instruments such as hedging instruments and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the Consolidated Balance Sheets. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions as counterparties to hedging transactions and monitoring procedures. NCR's business often involves large transactions with customers, and if one or more of those customers were to default on its obligations under applicable contractual arrangements, the Company could be exposed to potentially significant losses. However, management believes that the reserves for potential losses are adequate. As of December 31, 2022 and 2021, NCR did not have any major concentration of credit risk related to financial instruments.

Form 10-K

NCR Corporation
Notes to Consolidated Financial Statements—(Continued)

15. FAIR VALUE OF ASSETS AND LIABILITIES

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities recorded at fair value on a recurring basis as of December 31, 2022 and 2021 are set forth as follows:

| | December 31, 2022 | Fair Value Measurements Using | | | December 31, 2021 | Fair Value Measurements Using | | |
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
In millions	December 31, 2022				December 31, 2021			
Assets:								
Deposits held in money market mutual funds [1]	$ 16	$ 16	$ —	$ —	$ 17	$ 17	$ —	$ —
Foreign exchange contracts [2]	1	—	1	—	1	—	1	—
Interest rate swap and cap agreements [3]	63	—	63	—	18	—	18	—
Total	$ 80	$ 16	$ 64	$ —	$ 36	$ 17	$ 19	$ —
Liabilities:								
Foreign exchange contracts [4]	2	—	2	—	1	—	1	—
Total	$ 2	$ —	$ 2	$ —	$ 1	$ —	$ 1	$ —

[1] Included in Cash and cash equivalents in the Consolidated Balance Sheets.
[2] Included in Prepaid and other current assets in the Consolidated Balance Sheets.
[3] Included in Prepaid and other current assets and Other assets in the Consolidated Balance Sheets.
[4] Included in Other current liabilities in the Consolidated Balance Sheets.

Deposits Held in Money Market Mutual Funds A portion of the Company's excess cash is held in money market mutual funds that generate interest income based on prevailing market rates. Money market mutual fund holdings are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy.

Foreign Exchange Contracts As a result of our global operating activities, we are exposed to risks from changes in foreign currency exchange rates, which may adversely affect our financial condition. To manage our exposures and mitigate the impact of currency fluctuations on our financial results, we hedge our primary transactional exposures through the use of foreign exchange forward and option contracts. The foreign exchange contracts are valued using the market approach based on observable market transactions of forward rates and are classified within Level 2 of the valuation hierarchy.

Interest Rate Swap and Cap Agreements In order to add stability to interest expense and operating costs and to manage exposure to interest rate movements the Company utilizes interest rate swap contracts and interest rate cap agreements as part of its interest rate risk management strategy. The interest rate cap agreements are valued using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the caps. The variable interest rates used in the calculation of projected receipts on the cap are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities. The interest rate swap contracts are valued using an income model based on disparity between variable and fixed interest rates, the scheduled balance of underlying principal outstanding, yield curves, and other information readily available in the market. As such, the interest rate swap contracts and interest rate cap agreements are classified in Level 2 of the fair value hierarchy.

We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we consider the impact of netting and any applicable credit enhancements. We measure the credit risk of our derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments utilize Level 3 inputs to evaluate the likelihood of both our own default and counterparty default. As of December 31, 2022, we determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives and therefore, the valuations are classified in Level 2 of the fair value hierarchy.

Assets Measured at Fair Value on a Non-recurring Basis

From time to time, certain assets are measured at fair value on a nonrecurring basis using significant unobservable inputs (Level 3). NCR measures certain assets, including intangible assets and cost and equity method investments, at fair value on a non-recurring basis. These assets are recognized at fair value when initially valued and when deemed to be impaired. Additionally, NCR reviews the carrying values of investments when events and circumstances warrant and considers all available evidence in evaluating when declines in fair value are other-than-temporary declines. NCR carries equity investments in privately-held companies at cost or at fair value when NCR recognizes an other-than-temporary impairment charge. No material impairment charges or non-recurring fair value adjustments were recorded during the years ended December 31, 2022 and December 31, 2021. In the year ended December 31, 2020, we recorded an other-than-temporary impairment charge of $7 million in Other income (expense), net within the Consolidated Statements of Operations related to the write-off of an equity method investment.

Form 10-K

16. ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in Accumulated Other Comprehensive Income ("AOCI") by Component

The changes in AOCI for the years ended December 31 are as follows:

In millions	Currency Translation Adjustments	Changes in Employee Benefit Plans	Changes in Fair Value of Effective Cash Flow Hedges	Total
Balance at December 31, 2019	$ (260)	$ (10)	$ 1	$(269)
Other comprehensive (loss) income before reclassifications	15	(11)	(7)	(3)
Amounts reclassified from AOCI	—	(5)	6	1
Net current period other comprehensive (loss) income	15	(16)	(1)	(2)
Balance at December 31, 2020	$ (245)	$ (26)	$ —	$(271)
Other comprehensive (loss) income before reclassifications	(30)	4	7	(19)
Amounts reclassified from AOCI	—	(2)	1	(1)
Net current period other comprehensive (loss) income	(30)	2	8	(20)
Balance at December 31, 2021	$ (275)	$ (24)	$ 8	$(291)
Other comprehensive (loss) income before reclassifications	(129)	21	117	9
Amounts reclassified from AOCI	—	(2)	(16)	(18)
Net current period other comprehensive (loss) income	(129)	19	101	(9)
Balance at December 31, 2022	$ (404)	$ (5)	$ 109	$(300)

Reclassifications Out of AOCI

The reclassifications out of AOCI for the years ended December 31 are as follows:

In millions	For the year ended December 31, 2022			
	Employee Benefit Plans			
	Actuarial Losses Recognized	Amortization of Prior Service Benefit	Effective Cash Flow Hedges	Total
Affected line in Consolidated Statement of Operations:				
Cost of products	$ —	$ —	$ —	$—
Cost of services	(1)	(1)	(8)	(10)
Selling, general and administrative expenses	1	(1)	—	—
Research and development expenses	—	—	—	—
Interest expense	—	—	(10)	(10)
Total before tax	$ —	$ (2)	$ (18)	$ (20)
Tax expense				2
Total reclassifications, net of tax				$ (18)

| In millions | For the year ended December 31, 2021 | | | |
| | Employee Benefit Plans | | | |
	Actuarial Losses Recognized	Amortization of Prior Service Benefit	Effective Cash Flow Hedges	Total
Affected line in Consolidated Statement of Operations:				
Cost of products	$—	$—	$—	$—
Cost of services	—	(2)	1	(1)
Selling, general and administrative expenses	(1)	—	—	(1)
Research and development expenses	—	1	—	1
Total before tax	$ (1)	$ (1)	$ 1	$ (1)
Tax expense				—
Total reclassifications, net of tax				$ (1)

| In millions | For the year ended December 31, 2020 | | | |
| | Employee Benefit Plans | | | |
	Actuarial Losses Recognized	Amortization of Prior Service Benefit	Effective Cash Flow Hedges	Total
Affected line in Consolidated Statement of Operations:				
Cost of products	$—	$—	$ 7	$ 7
Cost of services	(2)	(2)	—	(4)
Selling, general and administrative expenses	(1)	(2)	—	(3)
Research and development expenses	—	—	—	—
Total before tax	$ (3)	$ (4)	$ 7	$—
Tax expense				1
Total reclassifications, net of tax				$ 1

During the fourth quarter of 2022, the Company recorded an adjustment of $39 million to correct an overstatement of goodwill, understatement of accumulated other comprehensive loss and understatement of other comprehensive loss as of and for the nine-months ended September 30, 2022, of which $8 million related to the three-months ended March 31, 2022, $12 million related to the three-months ended June 30, 2022 and $19 million related to the three-months ended September 30, 2022. There was no impact to net income in any quarters of 2022 nor to the year ended December 31, 2022. The Company determined that the adjustments and corrections recorded in the fourth quarter of 2022 were not material, quantitatively or qualitatively, to the impacted interim financial statements.

Form 10-K

17. SUPPLEMENTAL FINANCIAL INFORMATION

The components of Other income (expense), net are summarized as follows for the years ended December 31:

In millions	2022	2021	2020
Other income (expense), net			
Interest income	$ 13	$ 8	$ 8
Foreign currency fluctuations and foreign exchange contracts	(17)	(22)	(14)
Employee benefit plans[1]	33	131	(31)
Bank-related fees	(9)	(27)	(5)
Impairment of equity investment	—	—	(7)
Bargain purchase gain on acquisition	—	—	7
Other, net	(13)	—	—
Total other income (expense), net	$ 7	$ 90	$ (42)

[1] For the fourth quarter ended and year ended December 31, 2022, the actuarial loss related to the remeasurement of our pension plan assets and liabilities was $8 million. For the fourth quarter ended and year ended December 31, 2021, the actuarial gain related to the remeasurement of our pension plan assets and liabilities was $118 million. For the fourth quarter ended and year ended December 31, 2020, the actuarial loss related to the remeasurement of our pension plan assets and liabilities was $34 million.

The components of inventory are summarized as follows:

In millions	December 31, 2022	December 31, 2021
Inventories		
Work in process and raw materials	$107	$184
Finished goods	252	185
Service parts	413	385
Total inventories	$772	$754

The components of property, plant and equipment, net are summarized as follows:

In millions	December 31, 2022	December 31, 2021
Property, plant and equipment		
Land and improvements	$ 3	$ 3
Buildings and improvements	280	298
Machinery and other equipment	1,257	1,142
Finance lease assets	61	62
Property, plant and equipment, gross	1,601	1,505
Less: accumulated depreciation	(938)	(802)
Total property, plant and equipment, net	$ 663	$ 703

Item 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Form 10-K

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

NCR has established disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act")) to provide reasonable assurance that information required to be disclosed by NCR in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by NCR in the reports that it files or submits under the Exchange Act is accumulated and communicated to NCR's management, including its Chief Executive and Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure. Based on their evaluation as of December 31, 2022, conducted under their supervision and with the participation of management, the Company's Chief Executive and Chief Financial Officers have concluded that NCR's disclosure controls and procedures are effective to meet such objectives and that NCR's disclosure controls and procedures adequately alert them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in NCR's Exchange Act filings.

Changes in Internal Control over Financial Reporting

In 2022 we began implementing a new enterprise resource planning ("ERP") system. The ERP system is designed to accurately maintain our financial records used to report operating results. On a quarterly basis, we will continue to evaluate whether there are material changes that impact our internal control over financial reporting.

Other than the ERP implementation, there have been no changes in our internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations due to, for example, the potential for human error or circumvention of controls, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 Internal Control-Integrated Framework. Based on our assessment, we determined that, as of December 31, 2022, the Company's internal control over financial reporting was effective based on those criteria.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 as stated in their report which appears in Item 8 of this Report.

Item 9B.   OTHER INFORMATION

None.

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

Form 10-K

PART III

Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as set forth in the following paragraphs of this Item 10, the information required by this Item 10 will be set forth under the headings "Election of Directors," "Delinquent Section 16(a) Reports" (if applicable) and "Committees of the Board" in the Definitive Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal 2022 year, and is incorporated herein by reference. The information required by this Item 10 regarding our executive officers is set forth under the heading "Information about our Executive Officers" in Part I of this Form 10-K and is incorporated herein by reference.

We have not materially changed the procedures by which stockholders may recommend nominees to the Company's Board of Directors.

We have a Code of Conduct that sets the standard for ethics and compliance for all of our directors and employees, including our principal executive officer, our principal financial officer and our principal accounting officer. Our Code of Conduct is available on the Corporate Governance page at our website at http://www.ncr.com/company/corporate-governance/code-of-conduct under the heading "Code of Conduct." We intend to disclose any amendments to or waivers of the Code of Conduct with respect to any director as well as our principal executive officer, principal financial officer, and principal accounting officer, on the Corporate Governance page of our website promptly following the date of such amendment or waiver.

Item 11.   EXECUTIVE COMPENSATION

The information required by this Item 11 will be set forth under the headings "Executive Compensation— Compensation Discussion & Analysis," "Compensation and Human Resource Committee," "Director Compensation," and "Board and Compensation and Human Resource Committee Report on Executive Compensation" in the Definitive Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal 2022 year, and is incorporated herein by reference.

Item 12.   SECURITY OWNERSHIPS OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 will be set forth under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information Table" in the Definitive Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal 2022 year, and is incorporated herein by reference.

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 will be set forth under the headings "Related Person Transactions" and "Corporate Governance" in the Definitive Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal 2022 year, and is incorporated herein by reference.

Item 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 will be set forth under the heading "Fees Paid to Independent Registered Public Accounting Firm" in the Definitive Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal 2022 year, and is incorporated herein by reference.

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a)(1) *Financial Statements*: The following is an index of the consolidated financial statements of the Company and the Report of Independent Registered Public Accounting Firm filed as part of this Form 10-K:

	Page of Form 10-K
Report of Independent Registered Public Accounting Firm	66
Consolidated Statements of Operations for the years ended December 31, 2022, 2021, and 2020	69
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2022, 2021, and 2020	70
Consolidated Balance Sheets at December 31, 2022 and 2021	71
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020	72
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2022, 2021, and 2020	73
Notes to Consolidated Financial Statements	74

(2) *Financial Statement Schedule*: Financial Statement Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2022, 2021, and 2020 is included in this Form 10-K on page 152. All other schedules are not required under the related instructions or are not applicable.

(3) *Exhibits*: See Index of Exhibits below for a listing of all exhibits to this Form 10-K. The management contracts and compensatory plans or arrangements required to be filed as an exhibit to this Form 10-K are identified in the Index of Exhibits by an asterisk (*).

(b) The following is an index of all exhibits to this Form 10-K. Exhibits identified in parentheses in the index below, on file with the SEC, are incorporated herein by reference as exhibits hereto.

2.1	Agreement and Plan of Merger, dated as of October 19, 2018, among JetPay Corporation, NCR Corporation and Orwell Acquisition Corporation (Exhibit 2.1 to the Current Report on Form 8-K of NCR Corporation dated October 22, 2018).
2.2	Acquisition Agreement, dated as of January 25, 2021, among Cardtronics plc, NCR Corporation and Cardtronics USA, Inc. (Exhibit 2.1 to the Current Report on Form 8-K of NCR Corporation dated January 25, 2021).
3.1	Articles of Amendment and Restatement of NCR Corporation (Exhibit 3.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (the "Second Quarter 2019 Quarterly Report")).
3.2	Bylaws of NCR Corporation, amended and restated effective July 21, 2021 (Exhibit 3.1 to the Current Report on Form 8-K of NCR Corporation dated July 21, 2021).
4.1	Common Stock Certificate of NCR Corporation (Exhibit 4.1 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 1999).
4.2	Indenture, dated as of August 21, 2019, among NCR Corporation, NCR International, Inc. and Wells Fargo Bank, National Association (Exhibit 4.1 to the Current Report on Form 8-K of NCR Corporation dated August 21, 2019 (the "August 21, 2019 Form 8-K")).
4.2.1	Supplemental Indenture, dated as of October 14, 2021 (relating to the Indenture dated as of August 21, 2019), among ATM National, LLC, Cardtronics Holdings, LLC, Cardtronics, Inc., Cardtronics USA, Inc., CATM Holdings LLC, NCR Corporation, NCR International, Inc., and Wells Fargo Bank, National Association.

4.3	Indenture, dated as of August 21, 2019, among NCR Corporation, NCR International, Inc. and Wells Fargo Bank, National Association (Exhibit 4.3 to the August 21, 2019 Form 8-K).
4.3.1	Supplemental Indenture, dated as of October 14, 2021 (relating to the Indenture dated as of August 21, 2019), among ATM National, LLC, Cardtronics Holdings, LLC, Cardtronics, Inc., Cardtronics USA, Inc., CATM Holdings LLC, NCR Corporation, NCR International, Inc., and Wells Fargo Bank, National Association.
4.4	Indenture, dated as of August 20, 2020, among NCR Corporation, NCR International, Inc. and Wells Fargo Bank, National Association (Exhibit 4.1 to Current Report on Form 8-K of NCR Corporation dated August 20, 2020 (the "August 20, 2020 Form 8-K")).
4.4.1	Supplemental Indenture, dated as of October 14, 2021 (relating to the Indenture dated as of August 20, 2020), among ATM National, LLC, Cardtronics Holdings, LLC, Cardtronics, Inc., Cardtronics USA, Inc., CATM Holdings LLC, NCR Corporation, NCR International, Inc., and Wells Fargo Bank, National Association, as trustee.
4.5	Indenture, dated as of August 20, 2020, among NCR Corporation, NCR International, Inc. and Wells Fargo Bank, National Association (Exhibit 4.3 to the August 20, 2020 Form 8-K).
4.5.1	Supplemental Indenture, dated as of October 14, 2021 (relating to the Indenture dated as of August 20, 2020), among ATM National, LLC, Cardtronics Holdings, LLC, Cardtronics, Inc., Cardtronics USA, Inc., CATM Holdings LLC, NCR Corporation, NCR International, Inc., and Wells Fargo Bank, National Association, as trustee.
4.6	Indenture, dated as of April 6, 2021, among NCR Corporation, NCR International, Inc. and U.S. Bank National Association (Exhibit 4.1 to Current Report on Form 8-K of NCR Corporation dated April 6, 2021).
4.6.1	Supplemental Indenture, dated as of October 14, 2021 (relating to the Indenture dated as of April 6, 2021), among ATM National, LLC, Cardtronics Holdings, LLC, Cardtronics, Inc., Cardtronics USA, Inc., CATM Holdings LLC, NCR International, Inc., and U.S. Bank National Association, as trustee.
4.7	Description of NCR Corporation Securities Registered Under Section 12 of the Exchange Act.
10.1	Amended and Restated NCR Change in Control Severance Plan effective December 31, 2008 (Exhibit 10.24.2 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 Annual Report")). *
10.1.1	First Amendment to the Amended and Restated NCR Change in Control Severance Plan (Exhibit 10.6 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2011). *
10.1.2	Second Amendment to the Amended and Restated NCR Change in Control Severance Plan (Exhibit 10.11.2 to the 2017 Annual Report). *
10.2	Agreement between NCR and the Trustees of the NCR Pension Plan (UK), dated November 14, 2013 (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated November 14, 2013).
10.3	Amended and Restated NCR Executive Severance Plan (Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 (the "Second Quarter 2015 Quarterly Report")). *
10.3.1	First Amendment to the Amended and Restated NCR Executive Severance Plan (Exhibit 10.21.1 to the 2017 Annual Report). *
10.4	NCR Corporation Executive Officer Cash Severance Policy (Annex A to the Current Report on Form 8-K of NCR Corporation dated May 2, 2022) *
10.5	NCR Director Compensation Program effective April 23, 2013, as amended effective February 24, 2014 (the "2013 NCR Director Compensation Program") (Exhibit 10.42 to the 2014 Annual Report). *

10.6	NCR Employee Stock Purchase Plan, as amended and restated effective January 1, 2017 (Appendix A to the NCR Corporation Proxy Statement on Schedule 14A for the NCR Corporation 2016 Annual Meeting of Stockholders). *
10.7	Incremental Revolving Facility Agreement (TLA-2 Conversion), dated as of June 24, 2021, among NCR Corporation, the Foreign Borrowers thereto, the Subsidiary Loan Parties thereto, the Incremental Revolving Lenders thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, including, as Exhibit A thereto, the Amended Credit Agreement, dated as of June 24, 2021, among NCR Corporation, the Foreign Borrowers party thereto, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (Exhibit 10.1 to Current Report on Form 8-K of NCR Corporation dated June 21, 2021 (the "June 21, 2021 Form 8-K")).
10.7.1	Fifth Amendment to the Credit Agreement, dated as of December 27, 2022, by and among NCR Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent. (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated December 27, 2022) *
10.7.2	Reaffirmation Agreement, dated as of June 21, 2021, among NCR Corporation, certain foreign and domestic subsidiaries of NCR Corporation party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (Exhibit 10.2 to the June 21, 2021 Form 8-K).
10.7.3	Amended and Restated Guarantee and Collateral Agreement, dated as of August 22, 2011, as amended and restated as of January 6, 2014, as further amended and restated as of March 31, 2016, by and among NCR Corporation, the Foreign Borrowers party thereto, the subsidiaries of NCR Corporation identified therein and JPMorgan Chase Bank, N.A., as Administrative Agent (Exhibit 10.2 to the April 4, 2016 Form 8-K).
10.7.3.1	Supplement No. 1, dated as of September 30, 2021, to the Amended and Restated Guarantee and Collateral Agreement, dated as of August 22, 2011, as amended and restated as of January 6, 2014, as further amended and restated as of March 31, 2016, among NCR Corporation, the Foreign Borrowers from time to time party thereto, the Subsidiary Loan Parties from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (Exhibit 10.5 to the Quarterly Report on Form 10-Q of NCR Corporation for the quarter ended September 30, 2021).
10.7.3.2	Annex A to Credit Agreement dated as of August 22, 2011, as amended and restated as of July 25, 2013, as further amended and restated as of March 31, 2016, among NCR Corporation, the Foreign Borrowers party thereto, the Lenders party thereto and JPMorgan Chase Bank, N.A. (Exhibit 10.1 to the Second Quarter 2016 Quarterly Report).
10.8	Second Amended and Restated NCR Management Incentive Plan (Appendix A to the NCR Corporation Proxy Statement on Schedule 14A for the NCR Corporation 2017 Annual Meeting of Stockholders (the "2017 Proxy Statement"). *
10.9	NCR Corporation 2017 Stock Incentive Plan (the "2017 Stock Incentive Plan") (Appendix B to the 2017 Proxy Statement). *
10.9.1	Form of 2018 Stock Option Award Agreement under the NCR Corporation 2017 Stock Incentive Plan (the "2017 Stock Incentive Plan") (Exhibit 10.1 to the Quarterly Report on Form 10-Q of NCR Corporation for the quarter ended March 31, 2018). *
10.9.2	Form of 2019 Stock Option Award Agreement under the 2017 Stock Incentive Plan (Exhibit 10.1 to the Quarterly Report on Form 10-Q of NCR Corporation for the quarter ended March 31, 2019 (the "First Quarter 2019 Quarterly Report")). *
10.9.3	Form of 2020 Premium-Priced Option Award Agreement under the 2017 Stock Incentive Plan (Exhibit 10.1 to the Quarterly Report on Form 10-Q of NCR Corporation for the quarter ended March 31, 2020 (the "First Quarter 2020 Quarterly Report")). *
10.9.4	Form of 2020 Premium-Priced Option Award Agreement under the 2017 Stock Incentive Plan (Executive Chairman; President and Chief Executive Officer) (Exhibit 10.2 to the First Quarter 2020 Quarterly Report). *

10.9.5	Form of 2020 Director Restricted Stock Unit Grant Statement under the 2017 Stock Incentive Plan (Exhibit 10.1 to the Quarterly Report on Form 10-Q of NCR Corporation for the quarter ended June 30, 2020 (the "Second Quarter 2020 Quarterly Report")). *
10.9.6	First Amendment to the 2017 Stock Incentive Plan (Appendix A to the NCR Corporation Proxy Statement on Schedule 14A for the NCR Corporation 2020 Annual Meeting of Stockholders). *
10.9.7	Form of Senior Executive Team 2022 Performance-Based Restricted Stock Unit Award Agreement (With Relative TSR Metric) under the NCR Corporation 2017 Stock Incentive Plan. (Exhibit 10.1 to the Quarterly Report on Form 10-Q of NCR Corporation for the quarter ended March 31, 2022 (the "First Quarter 2022 Quarterly Report")). *
10.9.8	Form of Senior Executive Team 2022 Performance-Based Restricted Stock Unit Award Agreement (with LTI EBITDA & LTI Recurring Revenue Metric) under the NCR Corporation 2017 Stock Incentive Plan.*
10.9.9	Form of Senior Executive Team Qualified Transaction 2023 Performance-Based Restricted Stock Unit Award Agreement (with Relative TSR Metric) under the NCR Corporation 2017 Stock Incentive Plan.*
10.9.10	Form of Senior Executive Team 2023 Performance-Based Restricted Stock Unit Award Agreement (with Relative TSR Metric) under the NCR Corporation 2017 Stock Incentive Plan. *
10.9.11	Form of Senior Executive Team 2021 Performance-Based Restricted Stock Unit Award Agreement under the NCR Corporation 2017 Stock Incentive Plan. *
10.9.12	Form of the Senior Executive Team 2021 Market Stock Unit Award Agreement under the NCR Corporation 2017 Stock Incentive Plan. *
10.10	NCR Director Compensation Program effective May 1, 2017 (Exhibit 10.1 to the Quarterly Report on Form 10-Q of NCR Corporation for the quarter ended September 30, 2017). *
10.11	Employment Agreement, dated April 27, 2018, between Michael Hayford and NCR Corporation (Exhibit 10.4 to the Second Quarter 2018 Quarterly Report). *
10.12	Employment Agreement, dated April 27, 2018, between Frank Martire and NCR Corporation (Exhibit 10.5 to the Second Quarter 2018 Quarterly Report). *
10.13	Employment Agreement, dated July 18, 2018, between Owen Sullivan and NCR Corporation (Exhibit 10.1 to the Quarterly Report on Form 10-Q of NCR Corporation for the quarter ended September 30, 2018 (the "Third Quarter 2018 Quarterly Report")). *
10.14	Employment Agreement, dated June 15, 2020, between Timothy Oliver and NCR Corporation (Exhibit 10.4 to the Second Quarter 2020 Quarterly Report). *
10.15	NCR Corporation Deferred Compensation Plan. (Exhibit 10.30 to 2020 Annual Report). *
10.16	Letter Agreement, dated December 28, 2017, between Daniel W. Campbell and NCR Corporation (Exhibit 10.2 to the to the Quarterly Report on Form 10-Q of NCR Corporation for the quarter ended March 31, 2022). *
10.17	Letter Agreement, dated January 8, 2018, between Adrian Button and NCR Corporation (Exhibit 10.3 to the First Quarter 2021 Quarterly Report). *
10.18	Letter Agreement, dated October 1, 2021, between Don Layden and NCR Corporation (Exhibit 10.2 to the First Quarter 2022 Quarterly Report). *
10.19	Receivables Purchase Agreement, dated as of September 30, 2021, by and among NCR Receivables LLC, as seller, NCR Canada Receivables LP, as guarantor, NCR Corporation, as servicer, NCR Canada Corp., as servicer, PNC Bank, National Association, as administrative agent, and PNC Bank, National Association, MUFG Bank, Ltd., Victory Receivables Corporation and the other purchasers from time to time party thereto, as purchasers (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated September 30, 2021 (the "September 30, 2021 Form 8-K")).

10.19.1	Amended and Restated Purchase and Sale Agreement, dated as of September 30, 2021, among NCR Receivables LLC, as buyer, and NCR Corporation, Cardtronics USA, Inc., ATM National, LLC and the other originators from time to time party thereto, as originators (Exhibit 10.2 to the September 30, 2021 Form 8-K).
10.19.2	Canadian Purchase and Sale Agreement, dated as of September 30, 2021, among NCR Canada Receivables LP, as buyer, and NCR Canada Corp. and the other originator originators from time to time party thereto, as originators (Exhibit 10.3 to the September 30, 2021 Form 8-K).
10.19.3	Performance Guaranty, dated as of September 30, 2021, by NCR Corporation, as performance guarantor, and PNC Bank, National Association, as administrative agent (Exhibit 10.4 to the September 30, 2021 Form 8-K).
10.19.4	First Amendment to the Receivables Purchase Agreement, dated as of August 22, 2022, by and among NCR Receivables LLC, NCR Canada Receivables, LP, NCR Corporation, NCR Canada Corp., MUFG Bank, Ltd., Victory Receivables Corporation, PNC Bank, National Association, and PNC Capital Markets LLC. (Exhibit 10.1 to the Quarterly Report on Form 10-Q of NCR Corporation for the quarter ended September 30, 2022 (the "Third Quarter 2022 Quarterly Report")).
10.19.5	Second Amendment to the Receivables Purchase Agreement, dated as of September 20, 2022, by and among NCR Receivables LLC, NCR Canada Receivables, LP, NCR Corporation, NCR Canada Corp., MUFG Bank, Ltd., Victory Receivables Corporation, PNC Bank, National Association, and PNC Capital Markets LLC. (Exhibit 10.2 to the Third Quarter 2022 Quarterly Report).
10.19.6	Third Amendment to the Receivables Purchase Agreement, dated as of December 27, 2022, by and among NCR Receivables LLC, NCR Canada Receivables, LP, NCR Corporation, NCR Canada Corp., MUFG Bank, Ltd., Victory Receivables Corporation, PNC Bank, National Association, and PNC Capital Markets LLC.
21	Subsidiaries of NCR Corporation.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934.
31.2	Certification pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934.
32	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following materials from NCR Corporation's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) consolidated statements of operations for the fiscal years ended December 31, 2022, 2021 and 2020; (ii) consolidated statements of comprehensive income for the fiscal years ended December 31, 2022, 2021 and 2020; (iii) consolidated balance sheets as of December 31, 2022 and 2021; (iv) consolidated statements of cash flows for the fiscal years ended December 31, 2022, 2021 and 2020; (v) consolidated statements of changes in stockholders' equity for fiscal years ended December 31, 2022, 2021 and 2020; and (vi) the notes to the consolidated financial statements.
104	Cover Page Interactive Data File, formatted in inline XBRL and contained in Exhibit 101.

* Management contracts or compensatory plans/arrangements.

Item 16.   FORM 10-K SUMMARY

None.


NCR Corporation
SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
(In millions)


Column A	Column B	Column C		Column D	Column E
		Additions			
Description	**Balance at Beginning of Period**	**Charged to Costs & Expenses**	**Charged to Other Accounts**	**Deductions**	**Balance at End of Period**
Year Ended December 31, 2022					
Allowance for doubtful accounts	$ 24	$ 23	$—	$13	$ 34
Deferred tax asset valuation allowance	$368	$133	$ 23	$76	$448
Year Ended December 31, 2021					
Allowance for doubtful accounts	$ 51	$ 2	$—	$29	$ 24
Deferred tax asset valuation allowance	$341	$ 45	$ 21	$39	$368
Year Ended December 31, 2020					
Allowance for doubtful accounts	$ 44	$ 33	$—	$26	$ 51
Deferred tax asset valuation allowance	$352	$ 26	$ 10	$47	$341

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCR CORPORATION

Date: February 27, 2023

By: _____/s/____Timothy C. Oliver_____

Timothy C. Oliver
Senior Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title
/s/ Frank R. Martire **Frank R. Martire**	Executive Chairman
/s/ Michael D. Hayford **Michael D. Hayford**	Chief Executive Officer and Director (Principal Executive Officer)
/s/ Timothy C. Oliver **Timothy C. Oliver**	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Beth A. Potter **Beth A. Potter**	Chief Accounting Officer (Principal Accounting Officer)
/s/ Mark W. Begor **Mark W. Begor**	Director
/s/ Gregory Blank **Gregory Blank**	Director
/s/ Catherine L. Burke **Catherine L. Burke**	Director
/s/ Deborah A. Farrington **Deborah A. Farrington**	Director
/s/ Georgette D. Kiser **Georgette D. Kiser**	Director
/s/ Kirk T. Larsen **Kirk T. Larsen**	Director
/s/ Martin Mucci **Martin Mucci**	Director
/s/ Joseph E. Reece **Joseph E. Reece**	Director

Form 10-K

/s/ Laura J. Sen	Director
Laura J. Sen	
/s/ Glenn W. Welling	Director
Glenn W. Welling	

Date: February 27, 2023

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[THIS PAGE INTENTIONALLY LEFT BLANK]

Corporate Information

Annual Meeting of Stockholders
Stockholders are invited to attend NCR's virtual Annual Meeting of Stockholders at 12:00 p.m. on May 2, 2023, via webcast at www.proxydocs.com/NCR

Stockholder Account Inquiries
Inquiries concerning stockholder accounts of NCR's Direct Stock Purchase/Sell Program should be directed to:

> NCR Corporation
> c/o Equiniti Trust Company
> 1110 Centre Pointe Curve, Suite 101
> Mendota Heights, MN 55120
>
> or
>
> Equiniti Trust Company
> P.O. Box 64854
> St. Paul, MN 55164-0854
> Ph. 800-NCR-2303 (800-627-2303)
> Ph. 651-450-4064 (Outside the U.S.)
> Website address:
> www.shareowneronline.com

NCR Annual Report on Form 10-K
The Company's annual report filed with the U.S. Securities and Exchange Commission (SEC) on Form 10-K for current and prior years can be accessed via the "Investor Relations" page under "Company" at NCR's website at www.ncr.com.

Company Information
Information requests for NCR's SEC filings, annual report on Form 10-K, quarterly reports and other financial information can be obtained without charge by writing or calling:

> NCR Investor Relations
> 864 Spring Street NW
> Atlanta, Georgia 30308-1007
> Ph. 1-800-225-5627
> investor.relations@ncr.com
> http://investor.ncr.com

Stockholders can help NCR reduce printing and mailing costs by viewing NCR's annual reports and proxy statements online as instructed on the Notice of Internet Availability of Proxy Materials (the "Notice") that we will send to you. If you would like a paper copy you may request one at no cost to you as instructed in the Notice.

NCR's Executive Officers

Frank R. Martire
Executive Chairman

Michael D. Hayford
Chief Executive Officer

Owen J. Sullivan
President and Chief Operating Officer

Timothy C. Oliver
Executive Vice President and Chief Financial Officer

James M. Bedore
Executive Vice President, General Counsel and Secretary

Beth A. Potter
Senior Vice President and Chief Accounting Officer

NCR's Board of Directors

Frank R. Martire*
Executive Chairman,
NCR Corporation

Michael D. Hayford
Chief Executive Officer,
NCR Corporation

Mark W. Begor
Chief Executive Officer,
Equifax, Inc.

Gregory Blank
Senior Managing Director,
The Blackstone Group, Inc.

Catherine L. Burke
Vice Chairman,
Daniel J. Edelman Holdings, Inc.

Deborah A. Farrington
Founder and President,
StarVest Management, Inc.

Georgette D. Kiser
Independent Advisor and Operating Executive,
The Carlyle Group

Kirk T. Larsen
Executive Vice President and Chief Financial Officer,
Black Knight, Inc.

Martin Mucci
Chairman,
Paychex, Inc.

Joseph E. Reece
Managing Partner,
SilverBox Capital LLC

Laura J. Sen
Former Chief Executive Officer,
BJ's Wholesale Club

Glenn W. Welling
Founder and Chief Investment Officer,
Engaged Capital, LLC

* Director not standing for re-election at the 2023 Annual Meeting





864 Spring Street NW
Atlanta, Georgia 30308-1007
www.ncr.com

